7


07025781

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gold Peak Industries

*CURRENT ADDRESS

PROCESSED

AUG 10 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03604 FISCAL YEAR 3-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/7/07



Gold Peak Industries (Holdings) Limited 金山工業(集團)有限公司

Annual Report 2006-2007 二零零六至二零零七年年報

Stock code 40

3-31-07
AR/S


GOLD PEAK

CONTENTS 目錄

2	Group Profile	集團簡介
4	Corporate Information	公司資料
5	Group Structure	集團架構
6	Financial and Statistical Highlights	財務及統計摘要
10	Ten-year Financial Summary	十年財務概要
12	Chairman's Statement	主席報告書
18	Review of Operations	業務回顧
25	Corporate Calendar of Events	集團日誌
26	Profile of Directors and Senior Management	董事及高級管理層簡介
29	Corporate Governance Report	企業管治報告
34	Directors' Report	董事局報告書
43	Independent Auditor's Report	獨立核數師報告書
44	Consolidated Income Statement	綜合損益表
45	Consolidated Balance Sheet	綜合資產負債表
46	Balance Sheet	資產負債表
47	Consolidated Statement of Changes in Equity	綜合權益變動表
49	Consolidated Cash Flow Statement	綜合現金流量表
51	Notes to the Financial Statements	賬目附註
115	Financial Summary of GP Industries Limited	GP工業有限公司財務概要
116	Financial Summary of GP Batteries International Limited	金山電池國際有限公司財務概要

FINANCIAL CALENDAR 財務日誌

21.11.2006	Announcement of Interim Results	中期業績公佈
14.6.2007	Announcement of Final Results	全年業績公佈
4-7.9.2007	Book Closure	截止過戶日期
7.9.2007	Annual General Meeting	股東週年大會
	Payment of Dividends	股息派發日期
28.12.2006	• Interim Dividend	• 中期股息
21.9.2007	• Proposed Final Dividend	• 建議末期股息



商界展關懷
caringcompany 2006-07

The cover of this year's annual report is "Autumn Landscape I", a work by the artist Hung Hoi. In this work from 2006, Hung Hoi makes a new attempt to blend the subjects and techniques of Chinese and Western painting, conveying a feeling of harmony and ease. The painting's ability to create new images while remaining grounded in the traditional idiom mirrors the Gold Peak Group's strategy of looking forward and developing new products, from the foundation of its core businesses. It also echoes the Group's continuous efforts to contribute to the community and build a better business environment.

今年，我們選用了熊海先生的作品「秋境之一」作為年報的封面。這幅2006年的創作，乃熊氏揉合中西繪畫素材和技巧的新嘗試，予人和融溫潤的感覺。畫家在承傳的基礎上創出了新意境，正好與金山工業集團在建立了穩固業務基礎下不忘進取，繼續研發新產品的發展策略相合，也反映集團不忘回饋社會，致力建設美好的營商環境。



Autumn Landscape I (dated 2006)
Hung Hoi

秋境之一（2006年作）
熊海

GROUP PROFILE 集團簡介


Sweden 瑞典
Poland 波蘭
Denmark 丹麥
UK 英國
Netherlands 荷蘭
France 法國
Belgium 比利時
Germany 德國
Italy 意大利
South Korea 南韓
Japan 日本
China 中國
Hong Kong 香港
Taiwan 台灣
Philippines 菲律賓
Thailand 泰國
Malaysia 馬來西亞
Singapore 新加坡
Manufacturing & Distribution 產製及經銷
Marketing & Distribution 銷售辦事處

Gold Peak Group is an Asian multinational group which owns high-quality industrial investments via GP Industries Limited, its major industrial investment vehicle. Its Technology and Strategic Division is engaged in the development of new product technologies and strategic investments. In the industrial sector, the Group has built renowned brand names for its major product categories, such as GP Batteries, KEF loudspeakers and Lighthouse LED superscreens.

金山工業集團為一家亞洲跨國集團，透過其主要工業投資工具—GP工業有限公司擁有多個優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性投資。在工業範疇方面，集團之主要產品類別，如「GP超霸」電池、「KEF」揚聲器及「LIGHTHOUSE」LED大型屏幕，已成為業內之著名品牌。


Canada 加拿大
USA 美國

The Group's international manufacturing and distribution network
集團之生產及分銷網絡遍佈全球

GP Batteries

GP Lighting

KEF

CELESTION

LIGHTHOUSE

The parent company, **Gold Peak Industries (Holdings) Limited**, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds a 69.3%* interest in GP Industries while GP Industries holds a 49.2%* interest in GP Batteries International Limited. GP Industries and GP Batteries are publicly listed in Singapore.

Including all divisions, the Group's turnover for 2006/2007 amounted to HK$6.3 billion and its total assets exceeded HK$9.3 billion. Including the major operations of its various divisions, the Group currently employs over 14,600 people worldwide.

* As at June 14 , 2007

集團母公司金山工業(集團)有限公司於一九六四年成立，並自一九八四年在香港上市。金山工業現時擁有GP工業69.3%*股權，GP工業則擁有金山電池國際有限公司之49.2%*股權。GP工業及金山電池均在新加坡上市。

連同其主要業務部門，集團於二零零六/二零零七年之營業額達六十三億港元，總資產逾九十三億港元，於世界各地共聘用員工超過14,600人。

*於二零零七年六月十四日

CORPORATE INFORMATION 公司資料

Board of Directors

Executive
Victor LO Chung Wing, Chairman & Chief Executive
Andrew NG Sung On, Vice Chairman
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-executive
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* Independent Non-executive Director

Audit Committee
LUI Ming Wah, Chairman
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu

Remuneration Committee
Frank CHAN Chi Chung, Chairman
LUI Ming Wah
CHAN Kei Biu
Victor LO Chung Wing
CHAU Kwok Wai

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Oversea-Chinese Banking Corporation Limited
BNP Paribas
China Construction Bank Corporation
Bank of China (Hong Kong) Limited

Auditor
Deloitte Touche Tohmatsu

Secretary and Registered Office
WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133
Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com

Share Registrars and Transfer Office
Abacus Share Registrars Limited
26th Floor Tesbury Centre
28 Queen's Road East, Hong Kong

ADR Depositary
The Bank of New York
101 Barclay Street, 22nd Floor, New York, NY 10286, USA

Stock Codes

Hong Kong Stock Exchange	40
ADR	GPINY US
Bloomberg	40 HK
Reuters	0040 HK

董事局

執行董事
羅仲榮，主席兼總裁
吳崇安，副主席
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* 獨立非執行董事

審計委員會
呂明華，主席
張定球
陳志聰
陳其鑣

薪酬委員會
陳志聰，主席
呂明華
陳其鑣
羅仲榮
周國偉

主要銀行
香港上海匯豐銀行有限公司
恒生銀行有限公司
華僑銀行
法國巴黎銀行
中國建設銀行股份有限公司
中國銀行(香港) 有限公司

核數師
德勤•關黃陳方會計師行

秘書及註冊辦事處
黃文傑
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電郵：gp@goldpeak.com
網址：www.goldpeak.com

股票過戶登記處
雅柏勤證券登記有限公司
香港皇后大道東28號
金鐘匯中心26樓

美國預託證券機構
The Bank of New York
101 Barclay Street, 22nd Floor, New York, NY 10286, USA

股票代號

香港聯交所	40
美國預託證券	GPINY US
彭博資訊	40 HK
路透社	0040 HK

GROUP STRUCTURE 集團架構

GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司
Hong Kong-listed 香港上市

GP INDUSTRIES LIMITED
GP工業有限公司
Singapore-listed 新加坡上市
69.3%*

TECHNOLOGY & STRATEGIC DIVISION
科技及策略部

Electronics Division
電子部

Electronics & components
電子及零部件

Cables & wire harness
電纜及汽車配線

Acoustics
揚聲器

LED superscreens
LED 大型屏幕
Lighthouse 兆光科技19.3%

Light fittings
& other investments
照明系統
及其他投資

GP Batteries International Limited
金山電池國際有限公司

Rechargeable batteries
充電池

Primary batteries
一次性電池

Singapore-listed
新加坡上市
49.2%*

Lighthouse Technologies Limited
兆光科技有限公司
30.5%

LED superscreens
LED大型屏幕

International Resolute Company Limited#
國際之獅有限公司#
100%

Distribution Business
分銷業務

* Percentage stated denotes respective shareholding held by Gold Peak or GP Industries as at June 14, 2007
百份率為金山工業或GP工業於二零零七年六月十四日所持之股權

\# Holding an industrial building for own use
持有一幢自用的工業大廈

FINANCIAL AND STATISTICAL HIGHLIGHTS 財務及統計摘要

		2007	2006
綜合損益表 截至三月三十一日止年度(百萬港元)	**Consolidated Income Statement** Year ended March 31 (HK$ Million)		
營業額	Turnover		
– 綜合營業額	– Consolidated turnover	**1,902.6**	2,002.3
– 包括所有業務部門*	– All divisions*	**6,319.9**	7,270.2
全年總溢利	Total profit for the year	**115.1**	61.7
每股盈利(港仙)	Earnings per share (Hong Kong cents)	**20.95**	11.23
每股股息(港仙)	Dividends per share (Hong Kong cents)	**6.0**	6.0
綜合資產負債表 於三月三十一日(百萬港元)	**Consolidated Balance Sheet** At March 31 (HK$ Million)		
股東資金	Shareholders' funds	**1,431.5**	1,185.1
總資產	Total assets	**5,324.3**	5,246.1
資本性支出	Capital expenditure	**38.4**	68.9
比率 於三月三十一日	**Ratios** At March 31		
流動資產:流動負債(比率)	Current assets : Current liabilities (ratio)	**1.1**	1.2
存貨流通期(月)	Inventory turnover period (months)	**2.0**	2.1
銀行借貸淨值:總財產(比率)	Net bank borrowings : Total equity (ratio)		
– 集團	– The Group	**0.96**	0.93
– 公司	– The Company	**0.76**	0.97

其他資料 於三月三十一日(百萬港元)	**Other Information** At March 31 (HK$ Million)		
公司及附屬公司	The Company and its subsidiaries		
僱員人數	**Number of Employees**		
– 中國(包括香港)	– China (including Hong Kong)	**2,800**	5,600
– 其他國家	– Other countries	**200**	200
		3,000	5,800
總面積(平方米)	**Total Area (sq m)**		
– 中國(包括香港)	– China (including Hong Kong)	**109,000**	155,000
– 其他國家	– Other countries	**22,000**	22,000
		131,000	177,000

* Including the Group's major associates – GP Batteries and Lighthouse
包括集團之主要聯營公司 — 金山電池及兆光科技

Turnover by Business*
Year ended March 31, 2007

主要業務之營業額*
截至二零零七年三月三十一日止年度



- 30.1% Electronics 電子
- 64.4% Batteries 電池
- 5.5% Technology & Strategic 科技及策略

Turnover by Location*
Year ended March 31, 2007

各地區之營業額分佈*
截至二零零七年三月三十一日止年度



- 53.4% Asia 亞洲
- 26.6% Europe 歐洲
- 17.3% N & S America 南北美洲
- 2.7% Others 其他

Profit before Taxation by Business Attributable to Gold Peak#
Year ended March 31, 2007

主要業務之除稅前溢利#
截至二零零七年三月三十一日止年度



- 49.6% Electronics 電子
- 17.5% Batteries 電池
- 32.9% Technology & Strategic 科技及策略



Total Assets by Location*
At March 31, 2007

各地區之總資產分佈*
於二零零七年三月三十一日



- 61.9% Hong Kong & China 香港及中國
- 12.7% Rest of Asia 其他亞洲國家
- 11.8% Australia 澳洲
- 7.7% N & S America 南北美洲
- 5.9% Europe 歐洲

* Including the Group's major associates – GP Batteries and Lighthouse 包括集團之主要聯營公司 — 金山電池及兆光科技

Excluding the gain upon the disposal of Linkz' electronic cable business 未計因出售領先工業電子線業務所得收益


Turnover*
Year ended March 31 (HK$ Million)
營業額*
截至三月三十一日止年度(百萬港元)
Consolidated Turnover
綜合營業額
* Including the Group's major associates - GP Batteries and Lighthouse
包括集團之主要聯營公司 - 金山電池及兆光科技
8000
7000
6000
5000
4000
3000
2000
1000
0
5,534
6,485
7,713
7,270
6,320
03
04
05
06
07


Total Assets*
At March 31 (HK$ Million)
總資產*
於三月三十一日(百萬港元)
Consolidated Assets
綜合資產
* Including the Group's major associates - GP Batteries and Lighthouse
包括集團之主要聯營公司 - 金山電池及兆光科技
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
8,096
10,280
9,176
8,788
9,347
03
04
05
06
07


Profits by Business#
Year ended March 31 (HK$ Million)
集團業務溢利#
截至三月三十一日止年度(百萬港元)
Electronics
電子
Electrical
電器
Batteries
電池
Technology & Strategic
科技及策略
Total net profits by respective business (on a 100% basis)
個別業務之淨溢利總額(按100%為基準)
The privatisation of CIH Limited by GP Industries Limited was completed in September 2006
GP工業於2006年9月完成私有化CIH Limited
400
300
200
100
0
252.2
286.5
173.3
146.8
402.0
03
04
05
06
07


Market Capitalisation
At March 31 (HK$ Million)
市值
於三月三十一日(百萬港元)
Gold Peak
金山工業
GP Batteries
金山電池
GP Industries
GP工業
CIH Limited
The privatisation of CIH Limited by GP Industries Limited was completed in September 2006
GP工業於2006年9月完成私有化CIH Limited
2400
2000
1600
1200
800
400
0
03
04
05
06
07


Profits Attributable to Shareholders
Year ended March 31 (HK$ Million)
股東應佔溢利
截至三月三十一日止年度(百萬港元)
175
150
125
100
75
50
25
0
69
174
66
62
115
03
04
05
06
07


Earnings Per Share and Dividends Per Share
Year ended March 31 (Hong Kong Cents)
每股盈利及股息
截至三月三十一日止年度(港仙)
Earnings Per Share
每股盈利
Dividends Per Share
股息
Special Dividend Per Share
特別股息
30
25
20
15
10
5
0
03
04
05
06
07

TEN-YEAR FINANCIAL SUMMARY 十年財務概要

		2007 百萬港元 HK$ Million	2006 百萬港元 HK$ Million
綜合損益表 截至三月三十一日止年度	**Consolidated Results** Year ended March 31		
營業額	Turnover	1,902.6	2,002.3
經營(虧損)溢利	Operating (loss) profit	(99.0)	14.2
所佔聯營公司業績	Share of results of associates	324.7	110.0
所佔共同控制公司業績	Share of results of jointly controlled entities	–	(26.2)
除稅前經常性業務溢利	Profit from ordinary activities before taxation	225.7	98.0
稅項	Taxation	(24.3)	(25.4)
全年溢利	Profit for the year	201.4	72.6
屬於：	Attributable to:		
本公司資本股東	Equity shareholders of the Company	115.1	61.7
少數股東權益	Minority interests	86.3	10.9
		201.4	72.6
綜合資產負債表 於三月三十一日	**Consolidated Balance Sheet** At March 31		
投資物業	Investment properties	132.0	105.7
物業、廠房及設備	Property, plant and equipment	272.8	305.6
預付租賃款項	Prepaid lease payments	37.1	37.8
所佔聯營公司權益	Interests in associates	1,726.4	1,408.1
所佔共同控制公司權益	Interests in jointly controlled entities	–	–
非上市股本投資	Unlisted equity investment	218.7	197.3
可供出售投資	Available-for-sale investments	379.3	367.6
商標	Trademarks	43.9	48.1
證券投資	Investments in securities	–	–
給貿易夥伴之借款	Advances to trade associates	–	–
長期應收賬項	Long-term receivables	330.2	614.7
遞延支出	Deferred expenditure	35.0	38.8
商譽	Goodwill	53.7	35.1
遞延稅項資產	Deferred taxation assets	12.4	15.2
聯營公司/附屬公司認股權證投資	Investments in warrants of associates/subsidiaries	–	–
流動資產	Current assets	2,082.8	2,072.1
總資產	Total assets	5,324.3	5,246.1
借款	Borrowings	1,173.3	1,577.4
可換股票據	Convertible note	–	–
遞延稅項負債	Deferred taxation liabilities	16.2	11.0
流動負債	Current liabilities	1,922.2	1,698.8
總負債	Total liabilities	3,111.7	3,287.2
		2,212.6	1,958.9
股東資金	Shareholders' fund	1,426.8	1,180.4
上市附屬公司購股權儲備	Share option reserve of a listed subsidiary	4.7	4.7
少數股東權益	Minority interests	781.1	773.8
		2,212.6	1,958.9

Note: The financial information for 2005 has been restated to reflect changes in accounting policies in 2006 resulting from the adoption of the new Hong Kong Financial Reporting Standards effective in that year. The financial information for years 1998 to 2004 is not restated for practical reasons.

2005 百萬港元 HK$ Million (重新編列) (restated)	2004 百萬港元 HK$ Million	2003 百萬港元 HK$ Million	2002 百萬港元 HK$ Million	2001 百萬港元 HK$ Million	2000 百萬港元 HK$ Million	1999 百萬港元 HK$ Million	1998 百萬港元 HK$ Million
2,179.2	1,684.5	1,809.1	1,601.6	1,752.8	1,161.7	1,207.3	2,234.5
73.9	(155.3)	(52.5)	(57.2)	(46.2)	164.6	(52.1)	144.1
86.9	460.3	203.3	147.6	176.3	180.6	172.0	161.6
(56.6)	–	–	–	–	–	–	–
104.2	305.0	150.8	90.4	130.1	345.2	119.9	305.7
(15.6)	(80.1)	(52.7)	(35.1)	(41.3)	(41.7)	(38.0)	(30.0)
88.6	224.9	98.1	55.3	88.8	303.5	81.9	275.7
65.9	173.8	68.8	37.3	61.8	138.4	64.4	193.8
22.7	51.1	29.3	18.0	27.0	165.1	17.5	81.9
88.6	224.9	98.1	55.3	88.8	303.5	81.9	275.7
104.1	139.0	112.3	89.7	90.1	88.8	112.1	–
381.3	318.4	259.9	300.7	308.2	291.3	288.4	444.0
36.4	–	–	–	–	–	–	–
1,218.4	2,194.2	1,729.4	1,557.9	1,493.7	1,549.8	1,557.2	1,507.7
322.5	–	–	–	–	–	–	–
275.3	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
52.3	56.5	60.6	64.8	69.0	73.2	77.4	81.5
149.5	143.8	177.4	191.8	200.9	235.2	33.5	40.1
114.0	97.0	109.0	117.0	117.0	20.0	20.0	–
647.9	–	–	–	–	–	–	–
30.9	–	–	24.5	18.4	4.9	15.2	20.0
77.0	7.4	9.1	10.1	–	–	–	–
15.9	–	–	–	–	–	–	–
–	–	–	–	–	–	38.5	38.5
2,096.4	1,276.0	1,180.2	1,501.0	1,261.1	972.0	799.4	839.7
5,521.9	4,232.3	3,637.9	3,857.5	3,558.4	3,235.2	2,941.7	2,971.5
1,209.6	1,147.2	1,008.7	1,618.9	978.9	784.2	1,013.7	675.3
–	88.5	85.9	83.4	80.9	–	–	–
16.9	9.4	7.2	9.3	7.9	1.7	1.9	2.1
2,181.0	1,436.0	1,314.1	979.2	1,301.3	1,065.7	926.7	1,218.7
3,407.5	2,681.1	2,415.9	2,690.8	2,369.0	1,851.6	1,942.3	1,896.1
2,114.4	1,551.2	1,222.0	1,166.7	1,189.4	1,383.6	999.4	1,075.4
1,265.8	1,278.4	998.9	941.5	960.2	1,072.1	822.1	890.1
3.6	–	–	–	–	–	–	–
845.0	272.8	223.1	225.2	229.2	311.5	177.3	185.3
2,114.4	1,551.2	1,222.0	1,166.7	1,189.4	1,383.6	999.4	1,075.4

附註：二零零五年財務資料已被重新編列，以反映因採用於二零零六年生效之新香港財務報告準則產生之會計政策變動。
於考慮實際情況後，一九九八年至二零零四年財務資料並無重新編列。



Andrew Ng 吳崇安
Vice Chairman
副主席

Victor Lo 羅仲榮
Chairman & Chief Executive
主席兼總裁

The Group continued to rationalise its operations during the financial year, to improve its overall structure and focus on its core businesses and faster growing areas. Though the divestments made during the year led to a lower turnover, net profit showed a strong rise as exceptional gains were recorded. Most of our businesses were affected by rising costs, ranging from higher raw materials prices and rising labour costs in China to the appreciation of the Renminbi.

年內，集團繼續整頓業務運作，改善整體架構，同時專注發展核心業務和增長快速之業務。是年度，雖然集團出售了部份業務令營業額減少，但年內錄得之特殊收益令純利大幅增加。不過，集團大部份業務均面對成本增加的問題，包括原材料價格高企、中國內地勞工成本上升及人民幣升值等因素。

FINANCIAL PERFORMANCE

Turnover for all divisions decreased by 13% while consolidated turnover declined by 5%. The decline was in part due to GP Industries Limited's disposal of part of its interest in the wire harness business.

The lower turnover, together with higher costs, saw gross profit decline by 4% to HK$401.9 million. However, the exceptional gains resulting from disposals led to an 87% increase in profit attributable to shareholders to HK$115.1 million. Basic earnings per share rose by 87% to 20.95 Hong Kong cents, and the Board of Directors has proposed a final dividend of 3.0 Hong Kong cents, unchanged from the previous financial year.

業績表現

集團包括所有業務部門之營業額減少13%，綜合營業額則下跌5%，跌幅之部份原因是GP工業有限公司出售汽車配線業務的部份權益。

營業額下跌加上成本增加，令毛利減少4%至401,900,000港元。不過，出售業務所得之特殊收益令股東應佔溢利增加87%至115,100,000港元。每股基本盈利增加87%至20.95港仙。董事局建議派發末期股息每股3.0港仙，與上一個財政年度相同。

GP INDUSTRIES

Although both sales and profit before interest and taxation ("PBIT") excluding exceptional items from continuing operations declined, both profit attributable to shareholders and earnings per share rose very substantially. The results reflected continued cost pressures with divestments yielding significant exceptional gains.

Sales at the Electronics Division declined moderately, due to a lower turnover in the electronics and components business. Contributions from components associates also reduced. Affected by higher raw materials prices and the continuing appreciation of the Renminbi, PBIT of the Electronics Division declined.

GP工業

GP工業之持續經營業務的營業額及未計利息、稅項及特殊項目之經營溢利下跌，但股東應佔溢利及每股盈利卻大幅上升，這反映了成本持續受壓，而出售業務則為GP工業帶來顯著的特殊收益。

電子部的營業額微跌，因電子產品及零部件業務銷售減少所致，零部件聯營公司的盈利貢獻亦減少。受到原材料價格上升影響，加上人民幣持續升值，令電子部之未計利息及稅項之經營溢利下跌。

The wire harness business saw sales and PBIT decline as the Group sold its interest in a wire harnesses subsidiary, GP Auto Cable (Huizhou) Limited, to the now 20%-owned associate Furukawa GP Auto Parts (HK) Limited.

The cables business associate Linkz Industries Limited fared better, with revenue and PBIT both increasing substantially, despite high copper prices. In March 2007, Linkz disposed of its electronic cable subsidiaries, a move that allows it to focus on the higher growth areas of LAN cables and interconnect products.

Revenues of the acoustics business rose markedly, driven by sales in the US of new product lines, and its loss substantially lowered.

In September 2006, the Group completed the privatisation of CIH Limited ("CIHL"). Sales from the light fittings business increased, as it continued to expand in the architectural lighting markets in China and saw good progress in the Middle East.

汽車配線業務之銷售及未計利息和稅項之經營溢利下跌，因GP工業出售一家汽車配線附屬公司—惠州金山電裝有限公司之權益予古河金山電裝(香港)有限公司，古河金山目前為GP工業持有20%權益之聯營公司。

從事電纜業務之聯營公司領先工業有限公司之業務較為出色，雖然銅價一直高企，其營業額及未計利息和稅項之經營溢利均大幅增長。2007年3月，領先工業出售其電子線事業部，隨而集中發展LAN電纜及電線裝配產品等較高增長的業務。

揚聲器業務之營業額顯著增加，主要受美國市場推出新產品之銷售帶動，揚聲器業務之虧損大幅收窄。

2006年9月，GP工業完成CIH Limited (「CIHL」)私有化。CIHL不斷在中國拓展建築照明市場，加上在中東市場業務發展良好，因此照明系統業務之銷售上升。

GP BATTERIES

Turnover and PBIT at GP Batteries both declined, despite expansion in certain markets, notably Russia and Eastern Europe.

The GP Batteries Group was hit hard by soaring prices for Nickel and Zinc. Though this has affected profitability, GP Batteries was able to persevere against the adversity through implementing strict cost control measures and hedging Nickel by forward contracts. Increased sales of Alkaline and Carbon Zinc batteries also provided a cushion. GP Batteries has entered into a co-operation agreement with Taiwanese companies to develop and sell high-power Lithium Manganese batteries to broaden its product range.

金山電池

雖然金山電池在個別市場拓展業務，尤其在俄羅斯和東歐地區更加顯著，但全年營業額及未計利息和稅項之經營溢利均下跌。

金山電池集團的業務因鎳和鋅價格上漲而大受打擊，惟透過採取嚴格控制成本措施及就鎳價格利用遠期合約進行對沖，以應付原材料價格對盈利能力帶來的負面影響，而鹼性電池及碳鋅電池之銷售增加亦有助改善盈利能力。金山電池與台灣公司簽署協議，合作開發和銷售高功率鋰錳電池，擴闊集團的產品系列。

TECHNOLOGY AND STRATEGIC DIVISION

The LED superscreen business of Lighthouse Technologies Limited remains the main business of the Group's Technology and Strategic Division. During the financial year, Lighthouse remained strong in Europe and saw considerable gains in the US and Asia. Following its investment in a manufacturer of LED display screens, it has achieved vertical integration with costs reduced and competitiveness increased. It has also been developing products for the fixed installation market.

OUTLOOK

We expect cost pressures to continue, and the consumption power of the US market remains uncertain.

We should nonetheless be able to achieve further progress in the coming year, given our more focused structure, with fewer but high quality core businesses. The balance between rises in materials prices and our ability to pass them to customers may improve. We will keep streamlining operations and enhancing manufacturing and logistics processes.

We will continue our strategy to improve the quality of our businesses, and develop products that add value through advanced design and technology, as well as to be environmentally-friendly. To achieve this, we will continue to invest in staff quality to drive this process forward.

The Electronics Division will focus on the electronics and acoustics businesses. We also see long-term opportunities in precision components for the industry in China. The KEF brand is moving into the luxury audio segment through its recently introduced Muon speakers, designed by world renowned designer Ross Lovegrove.

Our light fittings business will build further on its niche in the booming China and Middle East markets. It is also exploring ways to integrate technologies in lighting, electronics and acoustics. The division is also putting more resources into the development of highly efficient LED lighting.

科技及策略部

集團科技及策略部之主要業務為從事LED大型屏幕的兆光科技有限公司，該公司於是年度在歐洲之業務表現強勁，而在美國及亞洲亦錄得可觀利潤。兆光科技購入一家生產LED大型屏幕製造商之權益後將業務縱向整合，既能減低成本又加強競爭能力。兆光科技亦有開發應用於固定安裝型LED屏幕市場之產品。

展望

集團預料成本壓力尚會持續，同時美國市場的消費力仍未明朗。

集團目前之營運架構較為精簡，核心業務雖然減少但業務質素高，因此相信在本財政年度應可取得更大進展，我們亦會在原料漲價及將成本增幅轉嫁予客戶之間取得更好平衡。集團將進一步精簡營運並改善生產和物流過程。

集團將繼續採取策略改善業務質素，並會引用先進設計與技術來開發高增值產品，亦會注重環保。因此，集團繼續將投資培訓員工來達致這個目標。

電子部將集中發展電子產品及揚聲器業務，同時掌握中國內地精密零部件市場長線發展的機會。至於KEF揚聲器品牌會利用最近推出由世界知名設計師Ross Lovegrove設計之Muon揚聲器打進高級音響產品市場。

集團相信照明系統業務在發展蓬勃的中國和中東市場能進一步抓緊機遇，而電子部亦會著力整合旗下之照明系統、電子產品及揚聲器的產品技術，同時會投放資源開發高效能的LED照明產品。

GP Batteries continues to be affected by the volatility of Nickel and Zinc prices. It is developing a new range of less expensive Lithium batteries to replace the high priced Nickel system. It has successfully launched the radically new ReCyko+ rechargeable batteries which have a low self-discharge rate. These "greener" consumer products are poised to replace Alkaline batteries for medium and low drain electronic applications. Commercial production of rechargeable batteries for use in electric transportation will provide the driver for future growth.

Barring unforeseen circumstances, therefore, the Group should be well placed to deliver good results in the coming financial year.

VOTE OF THANKS

I take this opportunity to express our gratitude and appreciation to our fellow directors, management team and all employees for their hard work, dedication and contribution. I also thank our shareholders, business partners and customers for their continuous support over the years.

Victor LO Chung Wing
Chairman & Chief Executive
June 14, 2007

金山電池仍將受到鎳和鋅價格波動的影響，因此正積極開發較便宜的鋰電池以取代高昂的鎳電池系統。金山電池成功推出ReCyko+新科技環保充電池，該電池電量自然流失率低，將可取代適用於低至中耗電量電子產品的鹼性電池。此外，用於電動運輸工具之充電池商品化生產後，將有助帶動業務增長。

倘無不可逆料之情況，集團已準備就緒，於來年爭取良好業績。

致謝

我謹向各董事、管理層及全體員工致以衷心謝意，感謝大家盡心盡力工作，以及對集團所作的貢獻。我謹藉此機會感謝各位股東、業務夥伴及客戶多年來對集團不懈的支持。

羅仲榮
主席兼總裁
二零零七年六月十四日


Changchun 長春
Chongqing 重慶
Changzhou 常州
Suzhou 蘇州
Shanghai 上海
Hangzhou 杭州
Ningbo 寧波
Huizhou 惠州
Hukow 湖口
Taipei 台北
Dongguan 東莞
Shenzhen 深圳
Hong Kong 香港
Guangzhou 廣州

The Group's extensive manufacturing and distribution network in the Greater China facilitates its further expansion in the market there.

集團在大中華地區設立的廣泛生產及分銷網絡有助其進一步拓展當地市場。


ReCyKo+

OVERVIEW

During the year under review, the Group continued to face the challenges of rising costs. In mainland China, the appreciation of the Renminbi and rises in minimum wages increased production costs. Though higher raw materials prices have had an adverse impact on gross margins, for some products the Group has been successful in passing on the increased materials costs to its customers. The Group also strengthened its competitiveness through effective cost control and rationalisation of operations.

概述

是年度，集團持續面對成本上漲的挑戰。在中國內地，人民幣升值及最低工資上調令營運成本增加。雖然原材料價格上漲令毛利率下跌，但集團成功將部份產品的物料價格增幅轉嫁給客戶，同時，集團透過加強成本控制措施和重整營運架構來增強競爭力。

GP INDUSTRIES

Privatisation of CIH Limited ("CIHL") by GP Industries was completed in September 2006, and CIHL's shares were subsequently de-listed from the Singapore Stock Exchange. CIHL's business and operations have been fully integrated into GP Industries, allowing GP Industries to exercise greater management flexibility in deploying CIHL's resources in order to achieve cost savings, greater efficiency and competitiveness as a group.

GP 工業

GP工業於2006年9月完成將CIH Limited (「CIHL」)私有化，CIHL隨後於新加坡股票交易所除牌。CIHL之業務及營運已全面綜合於GP工業集團，GP工業因此可更靈活地運用及調動CIHL的資源，有助GP工業集團減省成本，同時能提高效率和競爭力。

GP BATTERIES

金山電池

The newly launched GP ReCyko+ batteries are well received in the consumer market.

集團最新推出的ReCyko+充電池，既方便又環保，消費者樂於選用。

During the year, GP Industries' sales decreased by 4% and profit from operations declined by 7% mainly because of lower gross profit, attributable in turn to lower revenue and higher costs. A net exceptional gain of S$9.9 million was recorded, mainly from divestments and the privatisation of CIHL. Contribution from associates increased significantly, mainly as a result of the higher operating profit reported by Linkz Industries Limited, the associate previously named LTK Industries Limited, and GP Industries' share of the exceptional gain from Linkz' disposal of its electronic cable business unit.

是年度，GP工業之營業額減少4%，經營溢利減少7%，毛利下跌主要由於營業額減少而成本增加。GP工業於年內錄得淨特殊收益9,900,000坡元，主要來自出售部份業務及私有化CIHL。聯營公司的盈利貢獻大幅增加，主要由於領先工業有限公司 (前為樂庭實業有限公司) 的經營溢利上升，加上GP工業分佔領先工業出售其電子線事業部的特殊收益。

ELECTRONICS DIVISION

Electronics and Components Sales of professional electronic products increased mainly owing to the introduction of new products, but sales of other consumer electronic products decreased. High component prices and the appreciation of the Renminbi led to reduced operating margin. Contribution from the components associates also decreased. During the year, the manufacturing operation in mainland China, GP Electronics (Huizhou) Co Ltd, was named a Green Medalist in the One Factory-One Year-One Environmental Project Program ("1-1-1 Program") organised by the Federation of Hong Kong Industries.

電子部

電子產品及零部件業務　專業電子產品的營業額上升主要因為年內有新產品推出，但其他消費類電子產品之銷售則減少。由於零部件價格高企，加上人民幣升值，令經營利潤縮減，而零部件聯營公司之盈利貢獻亦下跌。年內，位於中國的工廠——惠州市金山電子有限公司榮獲由香港工業總會舉辦「一廠一年一環保項目計劃」(「壹-壹-壹」計劃) 列為綠色獎章公司。



Wire Harness and Cables GP Industries sold a subsidiary in late 2006 to Furukawa GP Auto Parts (HK) Limited in which GP Industries' interest had been reduced from 50% to 20%. Both the sales and operating profit excluding exceptional items decreased, following the divestment.

During the year, Linkz continued its outstanding performance with revenue and profit contribution growing markedly. It was also awarded a Certificate of Merit of Green Manufacturer of the Year 2006 in the 1-1-1 Program. In March 2007, it disposed of its electronic cable business unit and will now focus on expanding its LAN cable and interconnect products business units.

Acoustics The acoustics business reported strong growth during the year mainly owing to improved distribution and introduction of new products which were well received in Europe and the US. GP Industries also increased its investment in Meiloon Industrial Co., Ltd, a Taiwanese manufacturer of acoustics and electronic products with operations in both Taiwan and China. In April 2007, GP Industries' interest in Meiloon exceeded 20% and Meiloon will thus be accounted for as an associate.

汽車配線及電纜業務 GP工業於2006年底將一間附屬公司售予古河金山電裝(香港)有限公司，GP工業於古河金山之股權亦由50%減持至20%。出售項目完成後，汽車配線業務之營業額及未計特殊項目之經營溢利均減少。

領先工業有限公司的業務繼續有出色表現，全年營業額及盈利貢獻有顯著增幅，同時獲香港工業總會「壹-壹-壹」計劃頒發2006年度綠色工業獎優異證書。2007年3月，領先工業出售其電子線事業部，今後會專注發展LAN電纜及電線裝配產品業務。

揚聲器業務 揚聲器業務年內增長強勁，主要由於拓展了分銷網絡，加上推出的新產品在歐美兩地之市場反應良好。GP工業亦增持其於美隆工業股份有限公司的權益。美隆為一家台灣公司，從事生產揚聲器及電子產品，於台灣及中國內地均有業務。於2007年4月，GP工業於美隆之股權增加至超過20%，因此美隆之盈利將按聯營公司被入帳。

ELECTRONICS DIVISION

電子部

The Electronics Division will further grow its core businesses comprising professional and consumer electronics products, components, acoustics, and light fittings.

電子部將主力發展核心業務，包括專業及消費類電子產品、零部件、揚聲器和照明系統。

Light fittings Sales from the light fittings business improved, and losses before interest and taxation including exceptional items decreased. However, market competition was keen, offsetting the efficiency improvements and cost control measures. The manufacturing plant in Huizhou, GP Lighting Technology (Huizhou) Limited, was named a Green Medalist in the 1-1-1 Program.

照明系統業務　照明系統業務之銷售有改善，除利息及稅項但包括特殊項目之虧損減少。不過市場競爭激烈，削減了提高效率及控制成本措施帶來的成效。於中國惠州的工廠——金超霸照明科技(惠州)有限公司亦獲「壹-壹-壹」計劃列為綠色獎章公司。

GP BATTERIES (currently 49.2% owned by GP Industries)

金山電池 (由GP工業持有49.2%權益)

GP Batteries reported decreases of 7.5% and 10.8% in turnover and profit after tax attributable to shareholders respectively. Turnover for most of the products remained steady except for Nickel Metal Hydride and Lithium Ion rechargeable batteries. Sales of primary Alkaline batteries increased.

金山電池全年營業額減少7.5%，除稅後股東應佔溢利減少10.8%。除鎳氫充電池及鋰離子充電池外，大部份產品之營業額均保持平穩，鹼性電池的銷售則有增長。

In the industrial market, sales in mainland China were steady. In the Hong Kong consumer market, according to AC Nielsen's MarketTrack report, GP Ultra Alkaline battery has ranked No.1 by sales volume for the three consecutive years between 2004 and 2006. The GP rechargeable battery and charger again ranked first in sales volume and value in its category.

金山電池在中國電子產品製造市場之銷售保持平穩。在香港，根據AC尼爾森之調查報告，「GP超霸」特強鹼性電池於2004至2006年連續三年榮獲香港鹼性電池市場銷量冠軍，而「GP超霸」充電池及充電器亦在銷量及銷售額兩方面均名列榜首。

Sales in Taiwan increased, but those in Japan and Korea declined as a result of changing demand for battery products in these markets. Sales in Eastern Europe grew by 20% due to sales growth in both Alkaline and rechargeable batteries as well as chargers. Sales in Western Europe dropped by 5% because of market disruption from price increases for rechargeable batteries and chargers. Sales for Alkaline batteries continued to go up steadily. Sales in both North and South America declined.

GP Batteries' strong commitment to environmental protection, health and safety in the workplace was demonstrated by ten of its factories having ISO14001 certification and nine OHSAS18001 accreditation. During the year, four of its manufacturing operations in China were named Green Medalists and another two Green Participants in the 1-1-1 Program.

台灣之銷售有增長，但在日本及韓國因市場對電池產品需求轉變，令銷售下跌。在東歐，鹼性電池、充電池和充電器之銷售均上升，營業額錄得20%升幅。至於西歐市場，因提高了充電池及充電器之售價，銷售因而下跌5%，不過鹼性電池之銷售則繼續穩步上升。南北美洲市場之銷售下跌。

金山電池積極執行環境保護措施，又致力建立職業安全和健康的作業環境，旗下十家電池廠取得國際認可之ISO14001環境管理體系認證，其中九家工廠更同時獲取OHSAS18001職業健康及安全管理認證。年內，金山電池在中國有四家電池廠榮獲「壹-壹-壹」計劃頒發綠色獎章公司，另有兩間工廠獲列為綠色計劃公司。

TECHNOLOGY AND STRATEGIC DIVISION

Lighthouse Technologies Limited, 30.5% owned by Gold Peak and 19.3% owned by GP Industries, performed well and achieved growth in both revenue and profit, mainly due to an increase in market share in the fast growing signage business. Improved product reliability also resulted in stronger customer confidence that generated higher sales.

科技及策略部

本公司及GP工業分別持有30.5%及19.3%股權的兆光科技有限公司業績良好，營業額及盈利均有增長，主要由於兆光科技在迅速發展的廣告屏幕市場佔有率提高。此外，產品穩定性改良後令客戶信心增加，帶動銷售增長。

FINANCIAL REVIEW

During the year, the Group's net bank borrowings increased by HK$315 million to HK$2,124 million. As at March 31, 2007, the aggregate of the Group's shareholders' funds and minority interests was HK$2,213 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' funds and minority interests) was 0.96 (March 31, 2006: 0.93). The gearing ratios of the Company, GP Industries and GP Batteries were 0.76 (March 31, 2006: 0.97), 0.51 (March 31, 2006: 0.35) and 0.71 (March 31, 2006: 0.75) respectively.

財務回顧

集團於是年之銀行貸款淨額增加315,000,000港元至2,124,000,000港元。於2007年3月31日，集團之股東資金及少數股東權益合共2,213,000,000港元，借貸比率為0.96(按綜合銀行貸款淨額除以股東資金及少數股東權益計算)(2006年3月31日: 0.93)。若以個別公司計算，本公司、GP工業及金山電池之借貸比率分別為0.76、0.51及0.71(2006年3月31日之比較數字分別為0.97、0.35及0.75)。



Lighthouse's LED superscreens have gained strong customer acceptance and are widely used in major projects and international events.
兆光科技之LED大型屏幕深受客戶認同，並在多個大型項目及重要國際盛事中被廣泛採用。

1 Grand Lisboa, Macau installed Lighthouse's LED screens for both indoor and outdoor display usage.
澳門新葡京娛樂場入口及內部均裝設了兆光科技之LED大型屏幕。

2 Lighthouse has been the official LED screen supplier for Hong Kong Sevens 2007 for the third year.
兆光科技連續第三年為香港國際七人欖球賽2007之LED大型屏幕供應商。

At March 31, 2007, 55% (March 31, 2006: 39%) of the Group's bank borrowings was revolving or repayable within one year whereas 45% (March 31, 2006: 61%) was mostly repayable from one to five years. Most of these bank borrowings are at floating interest rates. About 8%, 41% and 48% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. During the year, GP Batteries entered into forward commodity contracts to hedge against rising raw material prices.

於2007年3月31日，集團有55%之銀行貸款屬循環性或一年內償還借貸(2006年3月31日: 39%)，其餘45%則大部份為一年至五年內償還貸款(2006年3月31日: 61%)。集團之銀行貸款大部份以浮息計算，而美元、新加坡元及港元所佔比例分別約為8%、41%及48%。年內，金山電池透過遠期商品合約對沖原料價格的急速上漲。

In April 2007, the Company arranged a syndicated loan of HK$300 million for general working capital.

於2007年4月，本公司安排了一項300,000,000港元的銀團貸款作一般營運資金。

HUMAN RESOURCES

人力資源

The Group and its major business divisions continue to be supported by a motivated workforce of approximately 14,600 people worldwide.

集團擁有一支充滿幹勁的員工隊伍，旗下主要業務部門在全球共聘用約14,600名員工。

The Group offers fair compensation packages and retirement schemes to its employees. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the countries where the Group has operations. Discretionary bonuses and share options are granted to eligible employees based on the performance of the Group and the staff members.

集團為員工制訂了合理的薪酬制度及退休計劃，並定期檢討其薪酬及福利制度，以確保於集團經營業務之地區能與當地勞動市場保持一致水平。除基本薪金外，集團會視乎業績及個別員工表現決定發放獎金及授予購股權予合資格員工。

The Group continues to invest in its people through a broad range of development programs designed to help them enhance their skills and contribute to operational excellence. During the year, a Competency Enhancement Program was launched at GP Batteries to enhance managerial competencies and develop career plans for professional talents. Various training sessions and workshops on leadership, innovation and creativity, customer service excellence and change management were provided.

集團一向積極投放資源在人力發展方面，透過多元化項目提升員工技能，鼓勵他們精益求精。年內，金山電池推出一項「才能飛躍計劃」，通過課堂培訓及工作坊的形式加強專才的管理技能，並協助他們策劃發展事業。該計劃內容豐富，包括領導才能、創意和創造力、優質客戶服務及應變管理等。

Always striving to be a caring and responsible employer, the Group during the year conducted seminars and workshops on EHS management for employees to raise their awareness of occupational well-being and environmental protection.

作為一家關心員工、克盡責任的企業，集團於年內舉辦了多個有關職業安全健康之講座及工作坊，提高員工對工作間的職安健及環保意識。

COMMUNITY RELATIONS

The Group's commitment to the community is attested by its continuous support for the industry, charities and environmental conservation programs.

During the year, among other initiatives, the Group continued to sponsor the Hong Kong Awards for Industries to help promote excellence in manufacturing and services. It also sponsored the Hong Kong Young Design Talent Awards organised by the Innovation and Technology Commission and granted scholarships to outstanding students in the product design discipline.

To help the underprivileged members of the society, the Group continued to take part in The Community Chest's fundraising activities and other charity events. Employees of the Group also actively participated in the Blood Donation Drive initiated by the Red Cross Hong Kong and made donations to the Red Cross relief works for the Indonesian earthquake.

Environmental protection has always been an important issue. During the year, the Group sponsored seminars to advocate green practices in the manufacturing industries. GP Batteries also continued to participate in Hong Kong's Rechargeable Battery Recycling Program organised by the Environmental Protection Department. To promote a green lifestyle among the young generation, GP Batteries for the fourth year staged an annual schools program in Hong Kong. The "GP Live a Green Lifestyle Robot League" received enthusiastic responses with 400 contestants. Other programs on green initiatives were also rolled out in schools and tertiary institutions in mainland China and Singapore during the year.

The Company was awarded the Caring Company logo by the Hong Kong Council of Social Service for the fifth consecutive year in recognition of its continuous efforts in providing a safe and harmonious working environment for its employees, and of its contribution to the community.

社會公益

集團不忘回饋社會，對推動工業發展、支持社會公益及環境保護等工作不遺餘力。

年內，集團繼續贊助香港工業獎，推廣優質的工業和服務業發展，又贊助由創新科技署主辦的香港青年才俊設計大獎，同時向產品設計系的傑出學生頒贈獎學金。

集團透過參加香港公益金的籌款活動及多項慈善活動，向社會上有需要人士提供援助。此外，集團員工踴躍支持紅十字會之捐血運動，又捐助紅十字會的印尼地震賑災工作。

集團也十分重視環保這個備受大眾關注的課題。年內，集團贊助和舉辦多個提倡綠色製造業的研討會。金山電池繼續全力參與由香港環境保護署主辦之充電池回收計劃。此外，為進一步向青少年推廣環保概念，金山電池第四年舉辦學界活動，2006年之「GP綠色生活由我做起——環保機械人大賽」吸引了400名學生參賽，反應十分熱烈。金山電池亦在中國內地和新加坡等地的學校及高等學院展開不同形式的環保教育活動。

金山工業第五度獲香港社會服務聯會頒授「商界展關懷」標誌，以表揚公司對員工提供一個安全和諧的工作環境，同時對社會作出貢獻。



1 The "GP Live a Green Lifestyle Robot League" fosters the environmental awareness among the students in Hong Kong.
GP「綠色生活由我做起－環保機械人大賽」有助培養香港學生的環保意識。

2 GP Batteries organised and sponsored various seminars on green manufacturing.
金山電池年內舉辦及贊助多個綠色製造的研討會。

2006

August

- GP Batteries International Limited entered into an agreement to set up a 37.5% joint venture, GWA Energy, Inc., in Taiwan for product management, battery pack design and global sales management of high-power Lithium polymer batteries.

September

- GP Industries Limited completed the privatisation of CIH Limited ("CIHL") and CIHL became a direct wholly-owned subsidiary of GP Industries. CIHL's shares were de-listed from Singapore Exchange Securities Trading Limited in October. The Company's shareholdings in GP Industries was changed to approximately 69% after the privatisation.

October

- GP Batteries signed a 3-year syndicated loan facility agreement to raise S$60 million and US$45 million.

December

- The Group's six factories in China were named Green Medalists and two factories named Green Participants in the 2006 One Factory-One Year-One Environmental Project Program ("1-1-1 Program") by the Federation of Hong Kong Industries.
- Linkz Industries Limited was awarded the Green Manufacturer of the Year: Certificate of Merit 2006 of the 1-1-1 Program.

八月

- 金山電池國際有限公司簽署協議在台灣成立合資公司統量電能股份有限公司，金山電池持有統量電能37.5%權益。該公司從事高功率鋰聚合物電池的產品管理、電池模組設計及全球銷售管理。

九月

- GP工業有限公司完成CIH Limited(「CIHL」)私有化項目，CIHL成為GP工業直接擁有的全資附屬公司。CIHL於2006年10月於新加坡交易所除牌。金山工業持有之GP工業股權隨之變為約69%。

十月

- 金山電池簽署一項三年期之銀團貸款協議，集資六千萬坡元及四千五百萬美元。

十二月

- 集團旗下在中國六家工廠獲得由香港工業總會舉辦之2006年「一廠一年一環保項目」計劃頒予「綠色獎章公司」，另有兩家工廠被列為「綠色計劃公司」。
- 領先工業有限公司獲頒「壹-壹-壹」計劃之2006年度綠色工業獎：優異證書。

2007

February

- The Company received the Caring Company Award from the Hong Kong Council of Social Service for five consecutive years and was named a "5-Year Awarded Organization".

March

- LTK Industries Limited disposed of the subsidiaries comprising its Electronic Cable Business Unit. The LAN cable and interconnect products business units remain under LTK's full control after the disposal. LTK was subsequently renamed Linkz Industries Limited in May 2007.
- GP Ultra Alkaline battery was ranked as No.1 brand in terms of sales volume for Alkaline batteries in Hong Kong for three consecutive years (2004-2006), according to AC Nielsen's MarketTrack Report.

  In another report by AC Nielsen, GP rechargeable battery and charger was ranked first in sales volume and value for the respective category consecutively for years 2004 to 2006.

April

- The Company signed a 3-year syndicated loan facility agreement with eight banks to raise HK$300 million.

二月

- 本公司連續五年獲得香港社會服務聯會頒發的「商界展關懷」標誌，因此獲頒「5年大獎標誌」。

三月

- 樂庭實業有限公司出售其電子線事業部旗下附屬公司，交易後LAN電纜及電線裝配產品事業部仍然由樂庭控制。樂庭實業於2007年5月改名為領先工業有限公司。
- AC尼爾森之市場調查顯示，GP特強鹼性電池連續三年(2004-2006)榮獲香港鹼性電池銷量冠軍，而GP充電池及充電器亦在同類產品的銷量及銷售額連續三年(2004-2006)名列榜首。

四月

- 本公司與八家銀行簽署一項為期三年之三億港元的銀團貸款協議。

PROFILE OF DIRECTORS AND SENIOR MANAGEMENT
董事及高級管理層簡介

Victor LO Chung Wing GBS, OBE, JP, aged 57, joined Gold Peak Group in 1972 and has been appointed Chairman and Chief Executive since 1990. He is also Chairman of GP Industries Limited and the former Chairman of GP Batteries International Limited from 1990 to 1993. Mr Lo is a member of the Executive Council of the Hong Kong SAR, Council Chairman of The Hong Kong Polytechnic University, and Chairman of Board of Directors of Hong Kong Design Centre. He is also a member of the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee of Hong Kong Monetary Authority. Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

羅仲榮 GBS，OBE，太平紳士，57歲，自1972年效力金山工業集團，1990年起獲委任為主席兼總裁，亦為GP工業有限公司主席，並曾於1990年至1993年出任金山電池國際有限公司主席。羅氏為香港特別行政區行政會議成員、香港理工大學校董會主席和香港設計中心董事會主席，又出任大珠三角商務委員會成員及香港金融管理局之外匯基金諮詢委員會成員。羅氏於美國伊利諾理工學院畢業，持有產品設計理學士學位。

Andrew NG Sung On aged 57, joined Gold Peak Group in 1975 and has been appointed Vice Chairman since 1990. He is the founder of the micro battery and rechargeable battery divisions of Gold Peak Group and has been appointed Chairman and Chief Executive of GP Batteries International Limited since 1993. Mr Ng is a Vice Chairman of Hong Kong Critical Components Manufacturers Association. He graduated from Massachusetts Institute of Technology in the US with a Master of Science degree in Chemical Engineering.

吳崇安 57歲，自1975年效力金山工業集團，1990年獲委任為副主席。吳氏為金山工業集團微型及充電式電池部創辦人，1993年起獲委任為金山電池國際有限公司主席兼總裁。吳氏現時為香港關鍵性零部件製造業協會副主席。他於美國麻省理工學院畢業，持有化學工程理學碩士學位。

Kevin LO Chung Ping aged 71, was Chairman of Gold Peak Group from 1983 to 1990. He is currently involved in the advanced electronic technology development of the Group. A veteran in the television broadcasting industry, Mr Lo is also a member of the board and the executive committee of the Hong Kong-listed Television Broadcasts Limited.

羅仲炳 71歲，於1983年至1990年出任金山工業集團主席，目前正致力參與發展集團之先進電子科技。羅氏於電視廣播界具資深經驗，現為香港上市公司電視廣播有限公司之董事局及行政委員會成員。

Paul LO Chung Wai aged 59, is one of the co-founders of Gold Peak Group. He has been instrumental in the corporate development of the Group, particularly in the diversification of the Group's business and investment into China and Taiwan. He is Chairman of both Linkz Industries Limited and United Luminous International (Holdings) Limited. Mr Lo is currently a Vice President of both Guangdong Association of Enterprises with Foreign Investment of China and Huizhou Association of Enterprises with Foreign Investment of China.

羅仲煒 59歲，為金山工業集團創辦人之一，在集團之企業發展擔當重要角色，尤其在擴展集團業務及於中國和台灣的投資方面。羅氏亦為領先工業有限公司及為之光電(集團)有限公司之主席。現時，羅氏為廣東外商投資企業協會理事會副會長及中國惠州市外商投資企業協會理事會副會長。

LEUNG Pak Chuen aged 57, joined Gold Peak Group in 1981 and has been appointed an Executive Director since 1990. He is Executive Vice Chairman of GP Industries Limited. Mr Leung has been in the electronics manufacturing industry for over 30 years, and has played an important role in setting up the Group's major joint ventures in China in mid 1980s. He is a Vice Chairman of Hong Kong Auto Parts Industry Association and a member of The Chartered Institute of Marketing, UK and The International Institute of Management. He graduated from Chu Hai College, Hong Kong with a bachelor's degree in Business Administration.

梁伯全 57歲，自1981年效力金山工業集團，於1990年獲委任為執行董事，現時亦為GP工業有限公司執行副主席。梁氏從事電子製造業逾30年，對集團於1980年代中期在中國成立多間合資公司擔任重要角色。他現時為香港汽車零部件工業協會副會長，亦為英國特許市務學會及國際專業管理學會會員。梁氏於香港珠海書院畢業，持有工商管理學士學位。

Richard KU Yuk Hing aged 59, joined Gold Peak Group in 1978 and has been appointed an Executive Director since 1990. He is also Vice Chairman of GP Batteries International Limited. He has over 25 years' experience in international marketing in the battery industry. Mr Ku graduated from Sophia University, Japan with a Bachelor of Science degree in Economics.

顧玉興 59歲，於1978年效力金山工業集團，自1990年獲委任為執行董事，現時亦為金山電池國際有限公司副主席，於電池業累積超過25年之國際市場推廣經驗。顧氏於日本上智大學畢業，持有經濟學理學士學位。

Andrew CHUANG Siu Leung SBS, JP, PhD, FHKIE, aged 59, has been appointed an Executive Director since 1992 and is currently an executive director of GP Industries Limited. Dr Chuang is Chairman of Operations Review Committee of the Independent Commission Against Corruption and a member of Legal Aid Services Council. He graduated from Queen Mary College of the University of London and holds a first class honour in bachelor's degree in Electrical (Electronics) Engineering and a Doctorate degree in Microwave Engineering.

莊紹樑博士 SBS，太平紳士，FHKIE，59歲，自1992年獲委任為執行董事，現時亦為GP工業有限公司執行董事。莊氏為廉政公署審查貪污舉報諮詢委員會主席及法律援助服務局成員。莊氏畢業於英國倫敦大學Queen Mary College，持有電機(電子)工程學士一級榮譽學位及微波工程博士學位。

CHAU Kwok Wai aged 53, joined Gold Peak Group in 1979 and has been appointed an Executive Director since 1993. He is also General Manager of the Company and an executive director of GP Batteries International Limited. He is a fellow member of the Association of Chartered Certified Accountants of the UK. He graduated from the University of Lancaster, UK with a Master of Arts degree in Accounting and Finance.

周國偉 53歲，自1979年效力金山工業集團，於1993年獲委任為執行董事，現時亦為本公司總經理及金山電池國際有限公司執行董事。周氏為英國特許公認會計師公會資深會員，於英國University of Lancaster畢業，持有會計及財務文學碩士學位。

Raymond WONG Wai Kan aged 55, has been re-designated a Non-executive Director since May 2006. He joined Gold Peak Group in 1986 and served as General Manager of the Company from 1993 to April 2006. He was appointed an executive director of the Company from 1997 to April 2006. Mr Wong is a member of Hong Kong Institute of Certified Public Accountants and Institute of Chartered Accountants in the UK and a fellow member of Association of Chartered Certified Accountants, The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. He is also a Certified Financial Consultant of Institute of Financial Consultants (Canada) and a Certified Business Administrator of Institute of Business Administration (US).

王維勤 55歲，於2006年5月調任為非執行董事。王氏自1986年加入金山工業集團，於1993年至2006年4月期間出任本公司總經理，並於1997年至2006年4月獲委任為執行董事。王氏為香港會計師公會及英國特許會計師公會會員，也是特許公認會計師公會、英國特許秘書及行政人員公會和香港特許秘書公會的資深會員、加拿大 Institute of Financial Consultants 之認可財務顧問及美國 Institute of Business Administration之註冊企管師。

Vincent CHEUNG Ting Kau aged 65, has been appointed a Non-executive Director since 1984. He is also a non-executive director of Hong Kong-listed Techtronic Industries Company Limited. A graduate in law from University College London of the University of London, Mr Cheung has been a practicing solicitor since 1970 and is currently the Consultant of Vincent T.K.Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and the UK.

張定球 65歲，自1984年獲委任為非執行董事。張氏亦為香港上市公司創科實業有限公司之非執行董事。張氏在英國倫敦大學University College London取得法律學位，於1970年成為執業律師，現為香港張葉司徒陳律師事務所之顧問，擁有香港及英國執業資格。

LUI Ming Wah SBS, JP, PhD, aged 69, has been appointed an Independent Non-executive Director since 1995. Dr Lui has been a member of the Legislative Council of Hong Kong SAR since 1998. He is an Honorary Chairman of The Hong Kong Electronic Industries Association, an advisor of Hong Kong International Arbitration Centre, and a member of both Shandong Committee and National Committee of the Chinese People's Political Consultative Conference. He obtained his Master and Doctorate degrees from the University of New South Wales in Australia and the University of Saskatchewan in Canada respectively. He is currently Managing Director of Keystone Electronics Co. Ltd.

呂明華博士 SBS，太平紳士，69歲，自1995年獲委任為獨立非執行董事。呂博士自1998年成為香港特別行政區立法會議員，也是香港電子業商會榮譽主席、香港國際仲裁中心顧問、山東省政協常委及全國政協委員。呂氏持有澳洲新南威爾斯大學碩士學位及加拿大沙省大學博士學位，現時為文明電子有限公司之董事總經理。

Frank CHAN Chi Chung CPA, aged 53, has been appointed an Independent Non-executive Director since 2004. He is currently a group executive director of Hong Kong-listed Techtronic Industries Company Limited. He is also an independent director of Singapore-listed Tsit Wing International Holdings Limited. Mr Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, and an associate of the Taxation Institute of Hong Kong. He is qualified to practise as a Certified Public Accountant in Hong Kong.

陳志聰 CPA，53歲，自2004年獲委任為獨立非執行董事。陳氏現為香港上市公司創科實業有限公司之集團執行董事，並為新加坡上市公司捷榮國際控股有限公司之獨立董事。陳氏為英國特許公認會計師公會及香港會計師公會資深會員、香港稅務學會會員，並在香港獲得執業會計師資格。

CHAN Kei Biu PhD, aged 60, has been appointed an Independent Non-executive Director since 2005. Prof Chan is Chairman of both The Hong Kong Electronic Industries Association and Group 27 (Automobile components) under the Federation of Hong Kong Industries, and the Honorary Chairman of the Hong Kong Green Manufacturing Alliance. He is a guest professor of Guangdong University of Technology and has been awarded Distinguished Fellow by City University of Hong Kong. He also serves as the Chairman of the Electronic Engineering Departmental Advisory Committee of City University of Hong Kong and a member of the Advisory Board of the Faculty of Engineering of The Chinese University of Hong Kong. Prof Chan is Chairman and Senior Managing Director of Singapore-listed Surface Mount Technology (Holdings) Limited.

陳其鑣教授 60歲，自2005年獲委任為獨立非執行董事。目前身兼香港電子業商會會長、香港工業總會第27分組（汽車零部件）主席及香港綠色製造聯盟榮譽主席。陳教授為廣東工業大學客座教授，並獲香港城市大學頒授「傑出學人」榮銜。陳教授現時為香港城市大學電子工程學系顧問委員會主席及香港中文大學工程學院顧問委員會委員。陳教授現職新加坡上市公司—新進科技集團有限公司主席兼高級董事總經理。

WONG Man Kit aged 47, joined Gold Peak Group in 1991 and is General Manager - Finance as well as Company Secretary of the Company. He is also an executive director of GP Industries Limited. Mr Wong is a fellow member of both the Hong Kong Institute of Certified Public Accountants and The Hong Kong Institute of Chartered Secretaries. He graduated from The Chinese University of Hong Kong with a Master degree in Business Administration.

黃文傑 47歲，自1991年效力金山工業集團，現為本公司之總經理-財務及公司秘書，同時亦為GP工業有限公司執行董事。黃氏為香港會計師公會及香港特許秘書公會資深會員。他於香港中文大學畢業，持工商管理碩士學位。

Brian LI Yiu Cheung aged 54, joined Gold Peak Group in 1981 and is currently Managing Director of GP Industries Limited. He is an executive committee member of The Hong Kong Electronic Industries Association and the Hong Kong Electronics Industry Council of Federation of Hong Kong Industries. He is also a director of Automotive Parts and Accessory Systems R&D Centre Limited. Mr Li holds a bachelor's degree in Electrical Engineering from the University of British Columbia in Canada and a Master degree in Global Business with Deans Honour from The Chinese University of Hong Kong.

李耀祥 54歲，自1981年加入金山工業集團，現時為GP工業有限公司董事總經理。李氏為香港電子業商會執行委員會委員及香港工業總會轄下香港電子業總會執行委員會委員，並擔任汽車零部件研究及發展中心有限公司董事。李氏持有加拿大英屬哥倫比亞大學電機工程學士學位及香港中文大學環球商貿學院榮譽碩士學位。

Parklin HO Pak Nin aged 54, joined Gold Peak Group in 1979 and is currently Senior Director - Global Distribution Strategies of the Company. He has been seconded to GPI International Limited, the sales and marketing arm of the GP Batteries Group, as Sales Director - EMEA since April 2007. Mr Ho has been in the electrical industry in Hong Kong for over 25 years. He graduated from The University of Hong Kong with a bachelor's degree in Social Sciences.

何柏年 54歲，自1979年加入金山工業集團，現時為本公司全球分銷策劃高級總監，自2007年4月借調為金山電池集團旗下從事營銷業務之GPI國際有限公司之營業總監 (歐洲、中東及非洲)。何氏於電工行業擁有逾25年經驗。他於香港大學畢業，持有社會科學學士學位。

Henry LEUNG Kwong Hang CEng, MIET, FHKIE, aged 55, joined Gold Peak Group since March 2006 and is currently Chief Operating Officer of GP Batteries International Limited. He has 30 years' global business experience in the US, Singapore and Hong Kong, and has held senior positions in a number of multinational electronic corporations. Mr Leung is a member of Board of Directors of Hong Kong Applied Science and Technology Research Institute Company Limited. He graduated from the University of Essex with a bachelor's degree in Telecommunication Engineering. He is a Chartered Engineer and member of The Institution of Engineering and Technology, UK as well as a fellow member of The Hong Kong Institution of Engineers.

梁廣恒 CEng，MIET，FHKIE，55歲，於2006年3月加入金山工業集團，現為金山電池國際有限公司之營運總裁。梁氏擁有30年之環球營商經驗，曾於美國、新加坡及香港多家跨國電子公司擔任要職。梁氏為香港應用科技研究院有限公司董事局成員。他畢業於英國埃賽克斯大學，持有電訊工程學士學位。梁氏是英國註冊特許工程師、英國工程及科技學會會員及香港工程師學會資深會員。

Corporate Governance Report 企業管治報告

企業管治常規

本公司致力維持高水平之企業管治，並採納香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載的企業管治常規守則（「守則」）的原則。

除就守則A.2.1及A.4.1之偏離行為外，本公司於截至二零零七年三月三十一日止年度內均遵守守則的守則條文，有關之偏離行為將於以下詳述。

董事局

董事局主要致力於本集團之整體策略發展。董事局亦監察本集團經營業務之財務表現及內部監控。

於二零零七年三月三十一日，董事局包括八位執行董事（其中一位為主席），兩位非執行董事及三位獨立非執行董事。本公司所有董事之個人資料已載列於本年報第26頁至第28頁。

於截至二零零七年三月三十一日止年度，董事局包括：

執行董事：

羅仲榮 *（主席兼總裁）*
吳崇安
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事：

王維勤　（於二零零六年五月一日調任為非執行董事）
張定球

獨立非執行董事：

呂明華
陳志聰
陳其鑣

主席經徵詢全體董事，首要負責草擬及審批每次董事局會議之議程。開會通知最少於常務會議十四天前發送予各董事，如需要，董事可要求在議程內加插討論事項。召開常務會議時，一套完整議程連同開會文件會在開會前之合理時間內發送予各董事。

CORPORATE GOVERNANCE PRACTICE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the code provisions set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Throughout the financial year ended March 31, 2007, the Company has complied with the code provisions set out in the Code, except for the deviation from A.2.1 and A.4.1 of the Code, details of which are set out below.

BOARD OF DIRECTORS

The principal focus of the Board is on the overall strategic development of the Group. The Board also monitors the financial performance and the internal controls of the Group's business operations.

As at March 31, 2007, the Board comprised eight executive directors (one of whom is the Chairman), two non-executive directors and three independent non-executive directors. The biographical details of all directors of the Company are set out on pages 26 to 28 of this annual report.

During the year ended March 31, 2007, the board of directors (the "Board") comprised:

Executive Directors:

Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:

Raymond WONG Wai Kan　(re-designated as non-executive director with effect from May 1, 2006)
Vincent CHEUNG Ting Kau

Independent Non-Executive Directors:

LUI Ming Wah
Frank CHAN Chi Chung
CHAN Kei Biu

The Chairman is primarily responsible for drawing up and approving the agenda for each board meeting in consultation with all directors. Notice of at least 14 days have been given to all directors for all regular board meetings and the directors can include matters for discussion in the agenda if necessary. Agenda and accompanying board papers in respect of regular board meetings are sent in full to all directors within reasonable time prior to the meeting.

董事局(續)

董事局及董事委員會之會議紀錄由公司秘書保存並送交予各董事作紀錄。每位董事均有權取得公司秘書之意見及服務，並在合理要求及適當的情況下，要求以本公司經費諮詢獨立專業意見。

於截至二零零七年三月三十一日止年度內，董事局已舉行四次全體會議。每位董事之出席情況載列如下：

BOARD OF DIRECTORS *(continued)*

Minutes of board meetings and meetings of board committees are kept by the company secretary and are sent to the directors for records. Each Board member is entitled to have access to the advice and services of the company secretary and, upon reasonable request and in appropriate circumstances, seek independent professional advice at the Company's expenses.

During the year ended March 31, 2007, four board meetings were held and the attendance of each director was set out as follows:

董事姓名	Name of director	出席／舉行董事局會議次數 Number of board meetings attended/held
羅仲榮	Victor LO Chung Wing	4/4
吳崇安	Andrew NG Sung On	1/4
羅仲炳	Kevin LO Chung Ping	4/4
羅仲煒	Paul LO Chung Wai	2/4
梁伯全	LEUNG Pak Chuen	3/4
顧玉興	Richard KU Yuk Hing	3/4
莊紹樑	Andrew CHUANG Siu Leung	4/4
周國偉	CHAU Kwok Wai	4/4
王維勤	Raymond WONG Wai Kan	4/4
張定球	Vincent CHEUNG Ting Kau	2/4
呂明華	LUI Ming Wah	4/4
陳志聰	Frank CHAN Chi Chung	3/4
陳其鑣	CHAN Kei Biu	2/4

主席及行政總裁

羅仲榮為本公司之主席及行政總裁。守則第A.2.1條規定，主席及行政總裁之角色應加以區分，並不應由同一人兼任。但董事局認為本集團之主要業務已分別上市，並由不同之董事局管理，所以現行之架構不會損害董事局及本集團管理層之間在權力及職權方面之平衡。

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Victor LO Chung Wing is the Chairman and the Chief Executive of the Company. Although A.2.1 of the Code stipulates that the role of chairman and chief executive officer should be separate and should not be performed by the same individual, the Board considers that the present structure will not impair the balance of power and authority between the Board and the management of the Group as the Group's principal businesses are separately listed and each run by a different board of directors.

獨立非執行董事

根據上市規則第3.13條規定，本公司已收到每位獨立非執行董事就其獨立性之年度確認。本公司認為所有獨立非執行董事均屬獨立人士。

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all the independent non-executive directors to be independent.

委任及重選董事

董事局定期檢討其成員架構、人數及成員組合，務求平衡各方的專業知識、技巧及資歷，以符合本公司的業務要求。

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The Board reviews its own structure, size and composition regularly to ensure that it has a balance of expertise, skills and experience appropriate to the needs of the business of the Company.

委任及重選董事 *(續)*

守則A.4.1條規定非執行董事的委任應有指定任期，並須接受重新選舉。現時，本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。由於非執行董事之委任在到期重選時將被檢討，董事局認為已具備足夠措施以確保本公司之企業管治常規並無較守則之規定寬鬆。

提名委員會

由於守則建議之提名委員會之職責及功能已由董事局共同地履行，並無任何董事參與訂定其各自之委任條款，亦無任何獨立非執行董事參與評估其各自之獨立性，因此本公司並無成立提名委員會。

審核委員會

審核委員會之主要職責為檢討本集團採納之會計原則及慣例，並就本集團財務報告過程及內部監控制度之有效性進行檢討。

於截至二零零七年三月三十一日止年度，審核委員會包括：

呂明華 *(主席)*
張定球
陳志聰
陳其鑣

董事局認為各審核委員會成員均具備廣泛營商經驗，審核委員會當中兼備合適之法律、商業及會計專業。審核委員會之架構及成員符合上市規則第3.21條之規定。審核委員會之職權範圍已於二零零五年九月被修改及採納，職權範圍之詳情已刊載於本公司網頁內。

於截至二零零七年三月三十一日止年度內，審核委員會舉行兩次會議。每位成員之出席情況載列如下：

成員姓名	出席／舉行會議次數
呂明華	2/2
陳志聰	2/2
陳其鑣	2/2
張定球	1/2

APPOINTMENT AND RE-ELECTION OF DIRECTORS *(continued)*

A.4.1 of the Code stipulates that non-executive directors should be appointed for a specific term, subject to re-election. Currently, all non-executive directors are not appointed for a specific term and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the articles of association of the Company. Since their appointment will be reviewed when they are due for re-election, the Board considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those set out in the Code.

NOMINATION COMMITTEE

The Company has not established a nomination committee as the duties and functions of the Nomination Committee recommended in the Code are performed by the Board collectively with no director being involved in fixing his own terms of appointment and no independent non-executive director being involved in assessing his own independence.

AUDIT COMMITTEE

The main responsibilities of the Audit Committee are to review the accounting principles and practices adopted by the Group and to review the effectiveness of the financial reporting process and internal control system of the Group.

During the year ended March 31, 2007, the Audit Committee comprised:

LUI Ming Wah *(Chairman)*
Vincent CHEUNG Ting Kau
Frank CHAN Chi Chung
CHAN Kei Biu

The Board considers that each Audit Committee member has broad commercial experience and there is a suitable mix of expertise in legal, business and accounting in the Audit Committee. The composition and members of the Audit Committee comply with the requirements under Rule 3.21 of the Listing Rules. The terms of reference of the Audit Committee were revised and adopted in September 2005, details of which have been posted on the Company's website.

During the year ended March 31, 2007, two Audit Committee meetings were held and the attendance of each committee member was set out as follows:

Name of member	Number of meetings attended/held
LUI Ming Wah	2/2
Frank CHAN Chi Chung	2/2
CHAN Kei Biu	2/2
Vincent CHEUNG Ting Kau	1/2

審核委員會 *(續)*

於截至二零零七年三月三十一日止年度，審核委員會已處理包括審閱截至二零零六年三月三十一日止年度之經審核財務報表及截至二零零六年九月三十日止六個月之未經審核中期財務報告，並向董事局提供建議以待審批等工作。

AUDIT COMMITTEE *(continued)*

The work performed by the Audit Committee during the year ended March 31, 2007 included reviewing the audited financial statements for the year ended March 31, 2006 and the unaudited interim financial statements for the six months ended September 30, 2006, with recommendations to the Board for approval.

於截至二零零七年三月三十一日止年度，審核委員會與外聘核數師進行兩次會面。

During the year ended March 31, 2007, the Audit Committee met with the external auditor twice.

薪酬委員會

薪酬委員會之主要職責為檢討及認同董事及高級管理層之薪酬政策，並向董事局就董事及高級管理層之薪酬作出建議。薪酬委員會已採取足夠措施確保並無任何董事參與決定其各自薪酬。

REMUNERATION COMMITTEE

The main responsibilities of the Remuneration Committee are to review and endorse the remuneration policy of the directors and senior management and to make recommendations to the Board for the remuneration of the directors and senior management. The Remuneration Committee has taken sufficient measures to ensure that no director is involved in deciding his own remuneration.

於截至二零零七年三月三十一日止年度，薪酬委員會包括：

During the year ended March 31, 2007, the Remuneration Committee comprised:

陳志聰 *(主席)*
呂明華
陳其鑣
羅仲榮
周國偉

Frank CHAN Chi Chung *(Chairman)*
LUI Ming Wah
CHAN Kei Biu
Victor LO Chung Wing
CHAU Kwok Wai

薪酬委員會之職權範圍已於二零零五年九月被採納，職權範圍之詳情已刊載於本公司網頁內。

The terms of reference of the Remuneration Committee were adopted in September 2005, details of which have been posted on the Company's website.

於截至二零零七年三月三十一日止年度內，薪酬委員會舉行一次會議。每位成員之出席情況載列如下：

During the year ended March 31, 2007, there was one Remuneration Committee meeting and the attendance of each committee member was set out as follows:

成員姓名	Name of member	出席／舉行會議次數 Number of meetings attended/held
陳志聰	Frank CHAN Chi Chung	1/1
呂明華	LUI Ming Wah	1/1
陳其鑣	CHAN Kei Biu	1/1
羅仲榮	Victor LO Chung Wing	1/1
周國偉	CHAU Kwok Wai	1/1

於截至二零零七年三月三十一日止年度，薪酬委員會已處理包括審閱董事及高級管理層之薪酬政策及其薪酬之工作。

The work performed by the Remuneration Committee during the year ended March 31, 2007 included reviewing the remuneration policy of the directors and senior management and the remuneration of the directors and senior management.

董事之證券交易

本公司已就董事進行的證券交易，採納載於上市規則附錄十「上市發行人董事進行證券交易的標準守則」（「標準守則」）作行為守則。經向本公司所有董事充分諮詢後，本公司確信於期內所有董事已遵守標準守則所規定的準則。

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Listing Rules ("Model Code") as its code of conduct regarding the directors' securities transactions. Having made specific enquiry of all directors, the Company confirmed that all directors have complied with the required standard set out in the Model Code throughout the year.

問責及審核

董事局確認須負責為每一財政年度編製能真實及公平地反映本集團業務狀況之財務報表。董事局並不知悉任何重要事件或情況可能質疑本公司持續經營的能力。因此，董事局已按持續經營基準編製本公司的財務報表。

董事局確認，其有責任在本公司年報、中期報告、其他股價敏感公佈、上市規則規定之其他財務披露及向監管者提交的報告以及根據法定要求披露之資料中，提供平衡、清晰及易於理解的評估。

內部監控

董事局已就本集團之內部監控制度及其於財務、營運、合規監控及風險管理功能各方面之有效性進行每年檢討。董事局致力落實有效及良好的內部監控系統，保障股東利益及本集團之資產。

核數師酬金

本集團之外聘核數師德勤·關黃陳方會計師行於截至二零零七年三月三十一日止年度所提供之服務已付及應付之費用如下：

ACCOUNTABILITY AND AUDIT

The Board acknowledges its responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group. The Board is not aware of any material uncertainties relating to events or conditions that might cast significant doubt upon the Company's ability to continue in business. Accordingly, the Board has prepared the financial statements of the Company on a going concern basis.

The Board acknowledges its responsibility to present a balanced, clear and understandable assessment in the Company's annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to the regulators as well as information required to be disclosed pursuant to statutory requirements.

INTERNAL CONTROL

The Board has conducted annual review on the system of internal control of the Group and its effectiveness covering the financial, operational, compliance controls and risk management functions. The Board is committed to implementing an effective and sound internal control system to safeguard the interest of shareholders and the Group's assets.

AUDITORS' REMUNERATION

The remuneration paid and payable to Deloitte Touche Tohmatsu, external auditor of the Group, for services provided during the year ended March 31, 2007 were as follows:

服務提供	Services rendered	已付／應付費用 Fees paid/payable 千港元 HK$'000
審計服務	Audit Services	4,408
非審計服務	Non-audit services	1,417
合計	Total	5,825

董事局謹向各股東呈覽截至二零零七年三月三十一日止年度年報及經審核之賬項。

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended March 31, 2007.

主要業務

本公司乃一間投資控股公司，其主要附屬公司及聯營公司之業務分別詳載於賬目附註49及50。

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 49 and 50 to the financial statements respectively.

業績及分配

集團截至二零零七年三月三十一日止年度之業績及公司之分配的細節詳載第44頁之綜合損益表及隨後之賬目附註。本公司已於是年度派發中期股息每股3.0仙給各股東。董事局建議派發末期股息每股3.0仙。在全年股息合計每股6.0仙之基準下，總股息約為32,958,000港元，而餘下之溢利將作保留。

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended March 31, 2007 are set out in the consolidated income statement on page 44 and the accompanying notes to the financial statements. An interim dividend of 3.0 cents per share was paid to the shareholders during the year. A final dividend of 3.0 cents per share is proposed by the directors. On the basis of 6.0 cents per share for the entire year, total dividends amount to approximately HK$32,958,000 and the balance of the profit for the year is retained.

十年財政概況

集團於過去十個財政年度的業績，以及資產與負債的概況詳情載於第10頁及第11頁。

TEN-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past ten financial years is set out on pages 10 and 11.

股本

公司股本於本年度變動之細節詳載於賬目附註35。

SHARE CAPITAL

Details of the changes in share capital of the Company during the year are set out in note 35 to the financial statements.

投資物業

集團及公司之投資物業於本年度變動之細節詳載於賬目附註14。

INVESTMENT PROPERTIES

Details of movements in investment properties of the Group and the Company during the year are set out in note 14 to the financial statements.

物業、廠房及設備

集團於是年度購買約38,432,000港元物業、廠房及設備以發展業務。集團及公司之物業、廠房及設備於本年度變動之細節詳載於賬目附註15。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$38,432,000 to expand its business. Details of movements in property, plant and equipment of the Group and the Company during the year are set out in note 15 to the financial statements.

捐款

於是年度，集團用作慈善及其他捐獻款項總數約為1,887,000港元。

DONATIONS

During the year, the Group made charitable and other donations totalling approximately HK$1,887,000.

董事及服務合約

於本年度及截至本年報編製日期本公司之董事為：

執行董事：

羅仲榮 *主席兼總裁*
吳崇安 *副主席*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事：

王維勤（於二零零六年五月一日調任為非執行董事）
張定球
呂明華*
陳志聰*
陳其鑣*

獨立非執行董事

根據公司組織章程細則第95及112條，吳崇安先生、羅仲炳先生、張定球先生及陳志聰先生在即將召開之股東週年大會上遵章告退，而各人均符合資格，願意膺選連任。

於即將召開之股東週年大會上膺選連任之董事，概無與公司及其附屬公司訂立集團不可於一年內無須賠償（法定補償除外）而終止之服務合約。

本公司之非執行董事並無特定任期，但須根據本公司之組織章程在本公司之股東週年大會輪值告退及須再次參選方可連任。

董事在重要合約之權益

於年結日或本年度內任何時間，各董事並未在任何與本公司或其任何附屬公司訂立重大合約中取得任何直接或間接重大利益。

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Victor LO Chung Wing, *Chairman & Chief Executive*
Andrew NG Sung On, *Vice Chairman*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-executive directors:

Raymond WONG Wai Kan (re-designated as non-executive director on May 1, 2006)
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent non-executive director*

In accordance with Articles 95 and 112 of the Company's Articles of Association, Messrs. Andrew NG Sung On, Kevin LO Chung Ping, Vincent CHEUNG Ting Kau and Frank CHAN Chi Chung are due to retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The non-executive directors have been appointed for a term subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association of the Company.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及總裁於本公司及其聯營公司證券之權益

於二零零七年三月三十一日，本公司之董事及總裁於本公司及其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯合交易所有限公司（「香港聯交所」），或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉）如下：

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at March 31, 2007, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") to be notified to the Company and the Stock Exchange were as follows:

(a) 公司股份之權益（好倉）

於二零零七年三月三十一日，各董事及總裁於本公司普通股份之權益如下：

(a) Interest in shares of the Company (long positions)

As at March 31, 2007, the interests of the directors and the chief executive in the ordinary shares of the Company were as follows:

		持有普通股份數目 Number of ordinary shares held			公司已發行股份之百分比 Percentage of issued share capital of the Company
董事	Name of director	個人權益 Personal interests	家族權益 Family interests	權益總數 Total interests	%
羅仲榮	Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
吳崇安	Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
羅仲炳	Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
羅仲煒	Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
梁伯全	LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
顧玉興	Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
莊紹樑	Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
周國偉	CHAU Kwok Wai	275,000	–	275,000	0.05
王維勤	Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
張定球	Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
呂明華	LUI Ming Wah	–	–	–	–
陳志聰	Frank CHAN Chi Chung	–	–	–	–
陳其鑣	CHAN Kei Biu	–	–	–	–

董事及總裁於本公司及其聯營公司證券之權益（續）

(b) 公司之聯營公司股份權益（好倉）

於二零零七年三月三十一日，各董事及總裁於GP工業有限公司（「GP工業」）佔49.2%權益之聯營公司金山電池國際有限公司（「金山電池」）及金山電池佔79.6%權益之附屬公司金山電能科技股份有限公司（「金山電能」），以及公司佔69.3%權益之附屬公司GP工業直接或間接擁有之股份權益如下：

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(continued)*

(b) Interests in shares of the Company's associated corporations (long positions)

As at March 31, 2007, the direct and indirect beneficial interests of the directors and the chief executive in the shares of GP Batteries International Limited ("GPBI"), a 49.2% owned associate of GP Industries Limited ("GP Ind") and Gold Peak Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP Ind, a 69.3% owned subsidiary of the Company, were as follows:

		持有普通股份數目及其已發行股份之百分比 Number of ordinary shares and percentage of their issued share capital held					
		金山電池 GPBI		金山電能 GPIT		GP工業 GP Ind	
董事	Name of director	Number	%	Number	%	Number	%
羅仲榮	Victor LO Chung Wing	200,000	0.18	–	–	–	–
吳崇安	Andrew NG Sung On	833,332	0.76	500,000	0.25	378,412	0.07
羅仲炳	Kevin LO Chung Ping	–	–	–	–	–	–
羅仲煒	Paul LO Chung Wai	80,000	0.07	–	–	–	–
梁伯全	LEUNG Pak Chuen	–	–	–	–	1,608,000	0.28
顧玉興	Richard KU Yuk Hing	141,000	0.13	200,000	0.10	70,000	0.01
莊紹樑	Andrew CHUANG Siu Leung	–	–	–	–	45,000	0.01
周國偉	CHAU Kwok Wai	–	–	–	–	481,232	0.08
王維勤	Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	1,598,827	0.28
張定球	Vincent CHEUNG Ting Kau	20,000	0.02	–	–	–	–
呂明華	LUI Ming Wah	–	–	–	–	–	–
陳志聰	Frank CHAN Chi Chung	–	–	–	–	–	–
陳其鑣	CHAN Kei Biu	–	–	–	–	–	–

除以上所披露外，於二零零七年三月三十一日，董事及總裁或其關連人士於公司或根據證券及期貨條例定義之聯營公司之證券沒有任何權益。

Save as disclosed above, as at March 31, 2007, none of the directors, the chief executive or their associates had any interest in the securities of the Company or any of its associated corporations as defined in SFO.

董事及總裁購買股份或債券之權利

本公司、GP工業及CIH Limited（「CIHL」）購股權計劃之詳情詳載於賬目附註36。

於是年度，授予本公司董事之本公司、GP工業、CIHL及金山電池購股權數目之變動表列如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Particulars of the share option schemes of the Company, GP Ind and CIH Limited ("CIHL") are set out in note 36 to the financial statements.

The following tables disclose the movements in the number of share option of the Company, GP Ind, CIHL and GPBI which have been granted to the directors of the Company during the year:

(a) 本公司購股權計劃

(a) The Company's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 Exercise price 港元 HK$	於二零零六年四月一日及二零零七年三月三十一日尚未行使購股權數目 Number of share option outstanding at 4.1.2006 and 3.31.2007
羅仲榮	Victor LO Chung Wing	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000
吳崇安	Andrew NG Sung On	10.2.2003	10.2.2003-10.1.2008	1.84	1,600,000
羅仲炳	Kevin LO Chung Ping	10.18.2002	4.18.2003-10.17.2007	1.17	650,000
		10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
羅仲煒	Paul LO Chung Wai	10.18.2002	4.18.2003-10.17.2007	1.17	650,000
		10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
顧玉興	Richard KU Yuk Hing	10.2.2003	10.2.2003-10.1.2008	1.84	500,000
莊紹樑	Andrew CHUANG Siu Leung	10.2.2003	10.2.2003-10.1.2008	1.84	500,000
周國偉	CHAU Kwok Wai	10.18.2002	4.18.2003-10.17.2007	1.17	500,000
		10.2.2003	10.2.2003-10.1.2008	1.84	600,000
王維勤	Raymond WONG Wai Kan	10.2.2003	10.2.2003-10.1.2008	1.84	1,000,000
張定球	Vincent CHEUNG Ting Kau	10.18.2002	4.18.2003-10.17.2007	1.17	300,000
		10.2.2003	10.2.2003-10.1.2008	1.84	400,000
呂明華	LUI Ming Wah	10.18.2002	4.18.2003-10.17.2007	1.17	250,000
		10.2.2003	10.2.2003-10.1.2008	1.84	300,000

董事及總裁購買股份或債券之權利 *(續)*

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES *(continued)*

(b) GP工業購股權計劃：

(b) GP Ind's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 Exercise price 坡元 S$	購股權數目 Number of share option 於二零零六年四月一日尚未行使 Outstanding at 4.1.2006	是年度行使 Exercised during the year	於二零零七年三月三十一日尚未行使 Outstanding at 3.31.2007
羅仲榮	Victor LO Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	-	300,000
		4.4.2001	4.4.2003-4.3.2011	0.620	600,000	-	600,000
		8.14.2002	8.14.2003-8.13.2012	0.550	384,000	-	384,000
		9.15.2003	9.15.2004-9.14.2013	0.880	384,000	-	384,000
		7.5.2004	7.5.2005-7.4.2014	1.030	400,000	-	400,000
梁伯全	LEUNG Pak Chuen	9.15.2003	9.15.2004-9.14.2013	0.880	350,000	-	350,000
		7.5.2004	7.5.2005-7.4.2014	1.030	380,000	-	380,000
莊紹樑	Andrew CHUANG Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	-	110,000
		4.4.2001	4.4.2003-4.3.2011	0.620	200,000	-	200,000
		8.14.2002	8.14.2003-8.13.2012	0.550	130,000	-	130,000
		9.15.2003	9.15.2004-9.14.2013	0.880	130,000	-	130,000
		7.5.2004	7.5.2005-7.4.2014	1.030	150,000	-	150,000
周國偉	CHAU Kwok Wai	7.5.2004	7.5.2005-7.4.2014	1.030	180,000	-	180,000
王維勤	Raymond WONG Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	(110,000)	-
		4.4.2001	4.4.2003-4.3.2011	0.620	220,000	(220,000)	-
		8.14.2002	8.14.2003-8.13.2012	0.550	140,000	(140,000)	-
		9.15.2003	9.15.2004-9.14.2013	0.880	140,000	-	140,000
		7.5.2004	7.5.2005-7.4.2014	1.030	180,000	-	180,000

董事及總裁購買股份或債券之權利 (續)

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (continued)

(c) CIHL購股權計劃：

(c) CIHL's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 Exercise price 坡元 S$	購股權數目 Number of share option 於二零零六年四月一日尚未行使 Outstanding at 4.1.2006	是年度註銷 Cancelled during the year (附註) (Note)	於二零零七年三月三十一日尚未行使 Outstanding at 3.31.2007
羅仲榮	Victor LO Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	(200,000)	-
周國偉	CHAU Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	(160,000)	-

附註： CIHL購股權計劃於是年內CIHL私有化後已終止，而尚未行使的購股權亦已註銷。

Note: The share option scheme of CIHL was terminated upon the privatisation of CIHL during the year and the outstanding options were cancelled.

(d) 金山電池購股權計劃：

(d) GPBI's share option scheme:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 Exercise price 坡元 S$	購股權數目 Number of share option 於二零零六年四月一日尚未行使 Outstanding at 4.1.2006	是年度行使 Exercised during the year	是年度註銷 Cancelled during the year	於二零零七年三月三十一日尚未行使 Outstanding at 3.31.2007
吳崇安	Andrew NG Sung On	3.17.2000	3.17.2002-3.16.2010	1.410	200,000	-	-	200,000
		10.11.2000	10.11.2002-10.10.2010	1.600	200,000	-	-	200,000
		8.5.2002	8.5.2004-8.4.2012	1.250	190,000	-	-	190,000
		6.25.2003	6.25.2005-6.24.2013	2.500	190,000	-	-	190,000
顧玉興	Richard KU Yuk Hing	6.25.2003	6.25.2005-6.24.2013	2.500	170,000	-	-	170,000
王維勤	Raymond WONG Wai Kan	8.5.2002	8.5.2004-8.4.2012	1.250	120,000	(120,000)	-	-
		6.25.2003	6.25.2005-6.24.2013	2.500	120,000	-	(120,000)	-

董事及總裁購買股份或債券之權利（續）

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES *(continued)*

除以上所披露外，於二零零七年三月三十一日，本公司之董事及總裁沒有於本公司或其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

Saved as disclosed above, as at March 31, 2007, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

除以上所披露外，在是年度任何期間，公司或其任何附屬公司沒有參與任何安排以令公司之董事或總裁或其個別有關人仕可透過購買公司或任何法人團體之股份或債券而取得利益。

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or the chief executive or their respective associates of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

除以上所披露外，沒有董事及總裁，或其配偶及其18歲以下子女，有權認購本公司之證券，或於本年度行使此等權利。

Save as disclosed above, none of directors and chief executive, or their spouses and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

主要股東

SUBSTANTIAL SHAREHOLDER

於二零零七年三月三十一日，下列人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第336條須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上：

As at March 31, 2007, the following person (not being a director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

股東 Name of shareholder	身份 Capacity	持有普通股數目 Number of ordinary shares held	公司已發行股份之百分比 Percentage of issued share capital of the Company
Schneider Electric Industries, S.A.	Beneficial owner	54,564,000	9.93%

除以上所披露者外，於二零零七年三月三十一日，公司董事或總裁沒有察覺任何人士（惟本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

Saved as disclosed above, as at March 31, 2007, the directors and the chief executive of the Company are not aware of any person (other than a director or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

可換股證券、購股權、認股權證或類似權利

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

除財務報表附註36所述之購股權外，本公司於二零零七年三月三十一日，概無尚未行使之可換股證、購股權、認股權證或其他類似權利。於是年度，並無可換股證、購股權、認股權證或類似權利獲行使。

Other than share options as set out in note 36 to the financial statements, the Company had no outstanding convertible securities, options, warrants or other similar rights as at March 31, 2007 and there had been no exercise of convertible securities, options, warrants or similar rights during the year.

退休福利計劃

集團退休福利計劃之細節詳載於賬目附註38。

RETIREMENT BENEFIT SCHEMES

Details of the retirement benefit schemes of the Group are set out in note 38 to the financial statements.

公司上市證券之買賣及贖回

於是年度，公司及其任何附屬公司沒有買賣或贖回公司之任何上市證券。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

主要供應商及客戶

集團對最大客戶及五位最大客戶所提供之總銷售分別佔本集團全年之總營業額27%及47%。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 27% and 47% respectively of the Group's total turnover for the year.

集團對最大供應商及五位最大供應商所作出之總採購分別佔本集團全年之總採購額24%及35%。

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 24% and 35% respectively of the Group's total purchases for the year.

除以上所披露外，沒有董事、其有關人仕、或任何股東（董事得知其持有多於5%本公司股本者）於五位最大客戶或供應商中有任何權益。

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

公眾持股量

根據本公司獲得之公開資料並就本公司董事所知，本公司於刊發本年報之日已維持公眾持股量不少於上市規則規定之公司已發行股本之25%。

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

資產負債表結算日後事項

重要的資產負債表結算日後事項之詳情載於賬目附註48。

POST BALANCE SHEET EVENTS

Details of significant events occurring after the balance sheet date are set out in note 48 to the financial statements.

核數師

德勤‧關黃陳方會計師行於過去三年為本公司之核數師。

AUDITOR

Deloitte Touche Tohmatsu has acted as auditor of the Company for the past three years.

公司將於股東週年大會上提呈決議案批准繼續聘任德勤‧關黃陳方會計師行。

A resolution will be submitted to the annual general meeting of the Company to re-appoint Deloitte Touche Tohmatsu.

承董事局命

On behalf of the Board

羅仲榮
主席兼總裁
二零零七年六月十四日

Victor LO Chung Wing
Chairman & Chief Executive
June 14, 2007

Deloitte.
德勤

致金山工業（集團）有限公司股東
（於香港註冊成立之有限公司）

我們已審核列載於第44頁至第114頁金山工業（集團）有限公司（「貴公司」）及其附屬公司（統稱為「貴集團」）的綜合財務報表，此財務報表包括於二零零七年三月三十一日的綜合資產負債表及貴公司之資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任
貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及《公司條例》編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表相關的內部控制，以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及作出在有關情況下屬合理的會計估計。

核數師的責任
我們的責任是根據我們的審核對該等綜合財務報表作出意見，並根據《公司條例》第141條，將此意見僅向閣下報告而不作其他用途。我們不就此報告之內容，對任何其他人士負責或承擔任何責任。我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該實體編製及真實而公平地列報綜合財務報表相關的內部控制，以設計適當的審核程序，但並非為對實體的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

我們相信，我們已獲得充足和適當的審核憑證，為我們的審核意見提供基礎。

意見
我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零七年三月三十一日的事務狀況及截至該日止年度貴集團之溢利及現金流量，並已按照《公司條例》妥為編製。

德勤•關黃陳方會計師行
執業會計師
香港

二零零七年六月十四日

TO THE SHAREHOLDERS OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業（集團）有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements of Gold Peak Industries (Holdings) Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 44 to 114, which comprise the consolidated balance sheet and the Company's balance sheet as at March 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at March 31, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

June 14, 2007

Consolidated Income Statement 綜合損益表

For the year ended March 31, 2007 截至二零零七年三月三十一日止年度

		附註 NOTES	2007 千港元 HK$'000	2006 千港元 HK$'000
營業額	**Turnover**	6	**1,902,627**	2,002,303
銷售成本	Cost of sales		**(1,500,764)**	(1,583,485)
毛利	**Gross profit**		**401,863**	418,818
其他收入	Other income		**201,845**	191,848
銷售及分銷支出	Selling and distribution expenses		**(187,815)**	(187,392)
行政支出	Administrative expenses		**(304,289)**	(293,091)
投資淨（虧損）收益	Net investment (loss) gain	7	**(68,906)**	186
財務成本	Finance costs	8	**(149,559)**	(122,826)
所佔聯營公司業績	Share of results of associates		**324,686**	110,028
所佔共同控制公司業績	Share of results of jointly controlled entities		**-**	(26,176)
應當出售部份附屬公司權益之虧損	Loss on deemed partial disposal of a subsidiary		**(26,031)**	(784)
出售一間附屬公司權益之虧損	Loss on disposal of a subsidiary		**(2,833)**	-
應當出售附屬公司權益之溢利	Gain on deemed disposal of a subsidiary		**-**	7,583
應當出售／出售聯營公司權益之收益（虧損）	Gain (loss) on partial disposal/disposal of associates		**36,667**	(145)
除稅前溢利	**Profit before taxation**	9	**225,628**	98,049
稅項	**Taxation**	11	**(24,268)**	(25,487)
全年溢利	**Profit for the year**		**201,360**	72,562
歸屬於：	Attributable to:			
本公司資本股東	**Equity shareholders of the Company**		**115,063**	61,672
少數股東權益	Minority interests		**86,297**	10,890
			201,360	72,562
股息	**Dividends**	12		
中期	Interim		**16,479**	16,479
末期	Final		**16,479**	16,479
			32,958	32,958
每股盈利	**Earnings per share**	13		
基本（港仙）	Basic		**20.95 cents**	11.23 cents
攤薄（港仙）	Diluted		**20.92 cents**	11.14 cents

Consolidated Balance Sheet 綜合資產負債表

At March 31, 2007 於二零零七年三月三十一日

		附註 NOTES	2007 千港元 HK$'000	2006 千港元 HK$'000
非流動資產	**Non-current assets**			
投資物業	Investment properties	14	131,990	105,700
物業、廠房及設備	Property, plant and equipment	15	272,792	305,558
預付租賃款項	Prepaid lease payments	16	37,107	37,820
所佔聯營公司權益	Interests in associates	18	1,726,423	1,408,147
非上市股本投資	Unlisted equity investment	19	218,694	197,336
可供出售投資	Available-for-sale investments	20	379,323	367,554
商標	Trademarks	21	43,919	48,102
長期應收賬項	Long term receivables	22	330,153	614,658
遞延支出	Deferred expenditure	23	35,004	38,802
商譽	Goodwill	24	53,669	35,142
遞延税項資產	Deferred taxation assets	34	12,391	15,234
			3,241,465	3,174,053
流動資產	**Current assets**			
存貨	Inventories	26	253,246	277,228
可供出售投資	Available-for-sale investments	20	192,091	–
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	27	1,139,892	976,220
預付租賃款項	Prepaid lease payments	16	951	951
應收股息	Dividends receivable		7,795	3,947
可收回税項	Taxation recoverable		402	892
衍生金融工具	Derivative financial instruments	28	–	21,344
銀行結存、存款及現金	Bank balances, deposits and cash	29	488,456	791,476
			2,082,833	2,072,058
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges	30	447,311	656,301
財務租賃責任	Obligations under finance leases	31	1,675	3,487
税項	Taxation payable		30,526	17,616
銀行貸款、透支及商業信貸	Bank loans, overdrafts and import loans	32	1,437,211	1,018,967
衍生金融工具	Derivative financial instruments	28	5,471	2,451
			1,922,194	1,698,822
流動資產淨值	**Net current assets**		160,639	373,236
總資產減去流動負債	**Total assets less current liabilities**		3,402,104	3,547,289
非流動負債	**Non-current liabilities**			
借款	Borrowings	33	1,173,274	1,577,438
遞延税項負債	Deferred taxation liabilities	34	16,188	10,980
			1,189,462	1,588,418
資產淨值	**Net assets**		2,212,642	1,958,871
資本及儲備	**Capital and reserves**			
股本	Share capital	35	274,643	274,643
儲備	Reserves	37	1,152,217	905,757
本公司股東應佔之權益	Equity attributable to shareholders of the Company		1,426,860	1,180,400
上市附屬公司購股權儲備	Share option reserve of a listed subsidiary		4,654	4,654
少數股東權益	Minority interests		781,128	773,817
權益總額	**Total equity**		2,212,642	1,958,871

第44頁至第114頁所示之賬目，已於二零零七年六月十四日由董事局通過，並由以下董事代表署名：

The financial statements on pages 44 to 114 were approved and authorised for issue by the Board of Directors on June 14, 2007 and are signed on its behalf by:

羅仲榮
董事

吳崇安
董事

Victor LO Chung Wing
Director

Andrew NG Sung On
Director

Balance Sheet 資產負債表

At March 31, 2007 於二零零七年三月三十一日

		附註 NOTES	2007 千港元 HK$'000	2006 千港元 HK$'000
非流動資產	**Non-current assets**			
投資物業	Investment properties	14	**20,000**	23,000
物業、廠房及設備	Property, plant and equipment	15	**26,331**	24,553
所佔附屬公司權益	Investments in subsidiaries	17	**1,306,492**	1,306,492
			1,352,823	1,354,045
流動資產	**Current assets**			
應收賬項及預付款項	Debtors and prepayments		**52,290**	88,404
附屬公司欠款	Amounts due from subsidiaries	17	**614,744**	603,278
可收回稅項	Taxation recoverable		**-**	806
銀行結存、存款及現金	Bank balances, deposits and cash	29	**288,683**	87,470
			955,717	779,958
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges		**11,823**	10,344
財務租賃責任	Obligations under finance leases	31	**-**	184
銀行貸款	Bank loans	32	**460,628**	533,450
衍生金融工具	Derivative financial instruments	28	**-**	2,255
			472,451	546,233
流動資產淨值	**Net current assets**		**483,266**	233,725
總資產減去流動負債	**Total assets less current liabilities**		**1,836,089**	1,587,770
非流動負債	**Non-current liabilities**			
借款	Borrowings	33	**682,173**	546,798
欠附屬公司款項	Amounts due to subsidiaries	17	**34,784**	17,677
			716,957	564,475
資產淨值	**Net assets**		**1,119,132**	1,023,295
資本及儲備	**Capital and reserves**			
股本	Share capital	35	**274,643**	274,643
儲備	Reserves	37	**844,489**	748,652
股東資金	**Shareholders' funds**		**1,119,132**	1,023,295

羅仲榮
董事

吳崇安
董事

Victor LO Chung Wing
Director

Andrew NG Sung On
Director

Consolidated Statement of Changes in Equity 綜合權益變動表

For the year ended March 31, 2007 截至二零零七年三月三十一日止年度

		股本 Share capital 千港元 HK$'000	股本溢價 Share premium 千港元 HK$'000	法定盈餘儲備 Legal surplus (附註37) (note 37) 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	股本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	可供出售投資儲備 Available-for-sale investment reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	保留溢利 Retained profits 千港元 HK$'000	歸屬本公司股本持有人 Attributable to equity shareholders of the Company 千港元 HK$'000	上市附屬公司購股權儲備 Share option reserve of a listed subsidiary 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	THE GROUP														
於二零零五年四月一日	At April 1, 2005	272,630	460,336	12,291	100,603	(144,733)	1,127	35,358	-	16,479	542,691	1,296,782	3,595	844,645	2,145,022
貨幣調整	Currency realignment	-	-	-	-	(53,349)	-	-	-	-	-	(53,349)	-	(9,588)	(62,937)
所佔聯營公司儲備	Share of reserves of associates	-	-	-	-	381	-	-	(8,541)	-	-	(8,160)	-	(1,118)	(9,278)
可供出售投資公平值之變動	Change in fair value of available-for-sale investments	-	-	-	-	-	-	-	(110,044)	-	-	(110,044)	-	(28,930)	(138,974)
直接於權益確認之淨支出	Net expense recognised directly in equity	-	-	-	-	(52,968)	-	-	(118,585)	-	-	(171,553)	-	(39,636)	(211,189)
出售聯營公司及共同控制公司	Disposal of associates and jointly controlled entities	-	-	-	-	20,166	-	-	-	-	-	20,166	-	-	20,166
全年溢利	Profit for the year	-	-	-	-	-	-	-	-	-	61,672	61,672	-	10,890	72,562
全年已確認收入及支出	Total recognised income and expense for the year	-	-	-	-	(32,802)	-	-	(118,585)	-	61,672	(89,715)	-	(28,746)	(118,461)
發行新股	Issue of shares	2,013	-	-	-	-	-	-	-	-	-	2,013	-	-	2,013
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	-	3,599	-	-	-	-	-	-	-	-	3,599	-	-	3,599
轉入儲備	Transfer of reserves	-	-	3,212	-	-	-	-	-	-	(3,212)	-	-	-	-
因出售物業轉入損益表	Transfer to profit and loss upon disposal of properties	-	-	-	(2,414)	-	-	-	-	-	2,414	-	-	-	-
購股權支出	Share option expenses	-	-	-	-	-	-	-	-	-	-	-	601	89	690
所佔聯營公司儲備	Share of reserve of associates	-	-	679	-	-	-	-	-	-	-	679	458	69	1,206
增購附屬公司權益	Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(1,548)	(1,548)
視為出售附屬公司部份權益／出售附屬公司	Deemed partial disposal/disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(16,482)	(16,482)
少數股東注資	Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	-	-	2,836	2,836
付予少數股東股息	Dividend paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(27,046)	(27,046)
已派發股息	Dividend paid														
一二零零五年末期股息	- 2005 final dividend	-	-	-	-	-	-	-	-	(16,479)	-	(16,479)	-	-	(16,479)
一二零零六年中期股息	- 2006 interim dividend	-	-	-	-	-	-	-	-	-	(16,479)	(16,479)	-	-	(16,479)
建議股息	Dividend proposed														
一二零零六年末期股息	- 2006 final dividend	-	-	-	-	-	-	-	-	16,479	(16,479)	-	-	-	-
		2,013	3,599	3,891	(2,414)	-	-	-	-	-	(33,756)	(26,667)	1,059	(42,082)	(67,690)
於二零零六年三月三十一日	At March 31, 2006	274,643	463,935	16,182	98,189	(177,535)	1,127	35,358	(118,585)	16,479	570,607	1,180,400	4,654	773,817	1,958,871

Consolidated Statement of Changes in Equity (continued) 綜合權益變動表 (續)

For the year ended March 31, 2007 截至二零零七年三月三十一日止年度

		股本 Share capital 千港元 HK$'000	股本溢價 Share premium 千港元 HK$'000	法定盈餘 Legal surplus (附註37) (note 37) 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	股本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	可供出售投資儲備 Available-for-sale investment reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	保留溢利 Retained profits 千港元 HK$'000	歸屬於本公司股本股東 Attributable to equity shareholders of the Company 千港元 HK$'000	上市附屬公司購股權儲備 Share option reserve of a listed subsidiary 千港元 HK$'000	少數股東權益 Minority interests 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零六年四月一日	At April 1, 2006	274,643	463,935	16,182	58,189	(177,535)	1,127	35,358	(118,585)	16,479	570,607	1,180,400	4,654	773,817	1,958,871
貨幣調整	Currency realignment	-	-	-	-	43,707	-	-	-	-	-	43,707	-	30,273	73,980
所佔聯營公司儲備	Share of reserve of associates	-	-	-	-	(6,999)	-	-	-	-	-	(6,999)	-	(4,217)	(11,216)
可供出售投資公平值之淨變動	Net change in fair value of available-for-sale investments	-	-	-	-	-	-	-	82,149	-	-	82,149	-	50,482	132,631
直接於權益確認之淨支出	Net expense recognised directly in equity	-	-	-	-	36,708	-	-	82,149	-	-	118,857	-	76,538	195,395
出售聯營公司	Disposal of associates	-	-	-	-	336	(46)	-	-	-	-	290	-	78	368
全年溢利	Profit for the year	-	-	-	-	-	-	-	-	-	115,063	115,063	-	86,297	201,360
全年已確認總收入及支出	Total recognised income and expense for the year	-	-	-	-	37,044	(46)	-	82,149	-	115,063	234,210	-	162,913	397,123
轉入儲備	Transfer of reserves	-	-	(1,487)	-	-	-	-	-	-	1,487	-	-	-	-
所佔聯營公司儲備	Share of reserves of associates	-	-	-	-	-	12	-	45,026	-	-	45,038	-	17,073	62,111
出售附屬公司時撥回	Release on disposal of subsidiaries	-	-	170	-	-	-	-	-	-	-	170	-	(6,310)	(6,140)
購入一間附屬公司	Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	2,086	2,086
增購附屬公司權益	Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(50,410)	(50,410)
少數股東提供股本	Capital contribution by minority interests	-	-	-	-	-	-	-	-	-	-	-	-	3,508	3,508
付予少數股東股息	Dividend paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(121,549)	(121,549)
已派發股息	Dividend paid														
－二零零六年末期股息	– 2006 final dividend	-	-	-	-	-	-	-	-	(16,479)	-	(16,479)	-	-	(16,479)
－二零零七年中期股息	– 2007 interim dividend	-	-	-	-	-	-	-	-	-	(16,479)	(16,479)	-	-	(16,479)
建議股息	Dividend proposed														
－二零零七年末期股息	– 2007 final dividend	-	-	-	-	-	-	-	-	16,479	(16,479)	-	-	-	-
		-	-	(1,317)	-	-	12	-	45,026	-	(31,471)	12,250	-	(155,602)	(143,352)
於二零零七年三月三十一日	At March 31, 2007	274,643	463,935	14,865	58,189	(140,491)	1,093	35,358	8,590	16,479	654,199	1,426,860	4,654	781,128	2,212,642

Consolidated Cash Flow Statement 綜合現金流量表

For the year ended March 31, 2007 截至二零零七年三月三十一日止年度

		2007 千港元 HK$'000	2006 千港元 HK$'000
經營業務之現金流入	Cash inflows from operating activities		
除税前溢利	Profit before taxation	**225,628**	98,049
調整：	Adjustments for:		
所佔聯營公司業績	Share of results of associates	**(324,686)**	(110,028)
所佔共同控制公司業績	Share of results of jointly controlled entities	**-**	26,176
商標攤銷	Amortisation of trademarks	**4,183**	4,182
遞延支出攤銷	Amortisation of deferred expenditure	**3,880**	11,905
購入一間附屬公司之折讓	Discount on acquisition of a subsidiary	**-**	(800)
物業、廠房及設備之折舊及攤銷	Depreciation and amortisation of property, plant and equipment	**44,476**	67,322
攤銷預付租賃款項	Amortisation of prepaid lease payments	**951**	976
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	**(1,885)**	(2,621)
出售聯營公司部份權益／出售聯營公司之（收益）虧損	(Gain) loss on partial disposal/disposal of associates	**(36,667)**	145
一項投資及其有關股東貸款之減值虧損	Impairment loss of an investment and its related shareholder's loan	**59,608**	-
應當出售附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary	**26,031**	784
撇除給貿易夥伴之借款	Write-off of advance to trade associate	**-**	16,998
投資物業公平值之增加	Increase in fair value of investment properties	**(26,290)**	(9,270)
衍生金融工具公平值之改變	Change in fair value of derivative financial instruments	**24,364**	(18,893)
利息收入	Interest income	**(96,532)**	(72,275)
非上市股本投資之預計利息	Imputed interest on loan to unlisted equity investment	**(3,335)**	(3,610)
銀行及其他借款利息	Interest on bank and other borrowings	**149,373**	122,476
財務租賃責任利息	Interest on obligations under finance leases	**186**	350
股息收入	Dividend income	**(22,051)**	(26,764)
出售可供出售投資之虧損（收益）	Loss (gain) on disposal of available-for-sale investments	**9,298**	(186)
證券投資減值虧損	Impairment loss recognised on unlisted equity investment	**3,335**	3,610
出售一間附屬公司之虧損	Loss on disposal of a subsidiary	**2,833**	-
應當出售一間附屬公司之收益	Gain on deemed disposal of a subsidiary	**-**	(7,583)
出售投資物業之收益	Gain on disposal of investment properties	**-**	(350)
出售電器配件及裝置系統業務之淨收益	Net gain on disposal of the electrical wiring devices and installation systems business	**-**	(21,137)
以股份支付之支出	Share-based payment expenses	**-**	690
外幣兑換率變動對公司之間結存之影響	Effect of foreign exchange rate changes on inter-company balances	**(50,616)**	16,862
計算營運資金變動前之營業現金流量	Operating cash flows before movements in working capital	**(7,916)**	97,008
存貨之減少	Decrease in inventories	**8,544**	13,105
應收賬項、應收票據及預付款項之減少（增加）	Decrease (increase) in debtors, bills receivable and prepayments	**242,652**	(20,486)
應付賬項及費用之減少	Decrease in creditors and accrued charges	**(213,300)**	(125,800)
經營業務產生（使用）之現金	Cash generated from (used in) operations	**29,980**	(36,173)
已付香港利得税	Hong Kong Profits Tax paid	**(2,407)**	(9,025)
已收香港利得税退款	Hong Kong Profits Tax refunded	**806**	-
已付香港以外其他地區税項	Taxation in other jurisdictions paid	**(5,379)**	(20,151)
已收香港以外其他地區税項退款	Taxation in other jurisdictions refunded	**2,302**	765
經營業務產生（使用）之現金淨額	Net cash generated from (used in) operating activities	**25,302**	(64,584)

Consolidated Cash Flow Statement *(continued)* 綜合現金流量表 *(續)*

For the year ended March 31, 2007　截至二零零七年三月三十一日止年度

		附註 NOTES	2007 千港元 HK$'000	2006 千港元 HK$'000
投資業務現金流量	Cash flows from investing activities			
購入附屬公司額外權益所付代價	Consideration paid on acquisition of additional interests of subsidiaries		**(76,390)**	(1,810)
購入物業、廠房及設備	Purchase of property, plant and equipment		**(38,432)**	(68,957)
預付租賃款項之增加	Increase in prepaid lease payments		**(238)**	–
長期應收賬款之（減少）增加	(Decrease) increase in long term receivables		**(14,913)**	1,477
購入聯營公司之額外權益	Acquisition of additional interests in associates		**(38,952)**	(14,783)
購入可供出售投資	Purchase of available-for-sale investments		**(62,728)**	(262)
產品發展及專業訣竅之支出	Expenditure incurred on product development and technical knowhow		**–**	(42,069)
給聯營公司之借款	Advances to associates		**–**	(2,090)
應當出售附屬公司（已扣除其現金及現金等值）	Deemed disposal of subsidiaries (net of cash and cash equivalents disposed of)	39	**–**	(1,888)
出售一間附屬公司（已扣除其現金及現金等值）	Disposal of a subsidiary (net of cash and cash equivalent disposed of)	40	**49,626**	–
購入附屬公司（已扣除其現金及等值現金）	Acquisition of subsidiaries (net of cash and cash equivalents acquired)	41	**(26,242)**	374
出售共同控制公司之款項	Proceeds from disposal of jointly controlled entities		**–**	459,402
已收聯營公司之股息	Dividends received from associates		**70,062**	81,669
出售投資物業之款項	Proceeds from disposal of investment properties		**–**	650
出售聯營公司部份權益／出售聯營公司款項	Proceeds from partial disposal/disposal of associates		**75,299**	–
已收利息	Interest received		**42,571**	50,818
出售可供出售投資之款項	Proceeds from disposal of available-for-sale investments		**–**	630
出售物業、廠房及設備之款項	Proceeds from disposal of property, plant and equipment		**8,428**	57,062
已收股息	Dividends received		**22,051**	26,764
聯營公司償還之欠款	Repayment of amounts due from associates		**–**	5,400
投資業務產生之現金淨額	Net cash from investing activities		**10,142**	552,387
融資現金流量	Cash flows from financing activities			
新銀行貸款	New borrowings raised		**605,269**	1,111,916
附屬公司少數股東所提供股本	Capital contributed by minority shareholders of subsidiaries		**2,992**	2,836
商業信貸現金（外流）流入淨額	Net cash (outflow) inflow from import loans		**–**	(1,466)
發行股份所得之款項（已扣除之開支：零港元）（二零零六年：3,604港元）	Proceeds from issue of shares, net of expenses of HK$nil (2006: HK$3,604)		**–**	5,612
償還銀行貸款	Repayment of borrowings		**(693,026)**	(785,406)
償還定息及浮息票據	Repayment of fixed and floating rate notes		**–**	(191,970)
已付銀行及其他借款之利息	Interest on bank and other borrowings paid		**(156,119)**	(113,969)
已付股息	Dividends paid		**(32,958)**	(32,958)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries		**(121,549)**	(27,046)
償還財務租賃責任之本金	Principal payments for obligations under finance leases		**(3,489)**	(4,743)
已付財務租賃責任之利息	Interest on obligations under finance leases paid		**(186)**	(350)
融資所使用之現金淨額	Net cash used in financing activities		**(399,066)**	(37,544)
現金及等值現金（減少）增加淨額	Net (decrease) increase in cash and cash equivalents		**(363,622)**	450,259
年初之現金及等值現金	Cash and cash equivalents at beginning of the year		**787,244**	340,633
外幣兌換率變動之影響	Effect of foreign exchange rate changes		**51,946**	(3,648)
年末之現金及等值現金	Cash and cash equivalents at end of the year	43	**475,568**	787,244

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司（「香港聯交所」）上市。本公司註冊辦事處之地址及主要營業地點已詳載於本年報之公司資料內。

本綜合財務報表以本公司功能貨幣港元載列。

本公司乃一間投資控股公司，其附屬公司及聯營公司之業務分別載於附註49及50。

2. 應用香港財務報告準則

於本年度，本集團首次採用香港會計師公會（「香港會計師公會」）所頒布於二零零五年十二月一日、二零零六年一月一日或二零零六年三月一日或之後開始之會計年度期間生效之若干新訂香港財務報告準則（「香港財務報告準則」）、香港會計準則及詮釋（下文統稱「新香港財務報告準則」）。採納新香港財務報告準則對目前或過往會計期間業績及財務狀況之編製及呈列方式並無構成重大影響。故此，毋須進行前期調整。

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 49 and 50 respectively.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), that are effective for accounting periods beginning on or after December 1, 2005, January 1, 2006 or March 1, 2006. The application of the new HKFRSs has had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

2. 應用香港財務報告準則 *(續)*

本集團並無提早應用下列已頒佈但未生效之新準則修訂及詮釋。集團正在評估香港財務報告準則第8號－營運分類之影響，及預期應用其他新準則、修訂及詮釋將不會對本集團財務報表造成任何重大影響。

香港會計準則第1號（修訂本）	資本披露[1]
香港財務報告準則第7號	財務工具：披露[1]
香港財務報告準則第8號	營運分類[2]
香港(IFRIC)－詮釋第8號	香港財務報告準則第2號之範疇[3]
香港(IFRIC)－詮釋第9號	內含衍生工具之重估[4]
香港(IFRIC)－詮釋第10號	中期財務報告及減值[5]
香港(IFRIC)－詮釋第11號	香港財務報告準則第2號－集團及庫藏股份交易[6]
香港(IFRIC)－詮釋第12號	服務經營權安排[7]

[1] 於二零零七年一月一日或其後開始之年度期間生效。

[2] 於二零零九年一月一日或其後開始之年度期間生效。

[3] 於二零零六年五月一日或其後開始之年度期間生效。

[4] 於二零零六年六月一日或其後開始之年度期間生效。

[5] 於二零零六年十一月一日或其後開始之年度期間生效。

[6] 於二零零七年三月一日或其後開始之年度期間生效。

[7] 於二零零八年一月一日或其後開始之年度期間生效。

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(continued)*

The Group has not early applied the following new standards, amendment and interpretations that have been issued but are not yet effective. The Group is in the process of assessing the effect of HKFRS 8 – Operating Segment and does not anticipate any significant effect on the financial results and position of the Group on the adoption of other new standards, amendments and interpretations.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HKFRS 8	Operating segment [2]
HK(IFRIC) - INT 8	Scope of HKFRS 2 [3]
HK(IFRIC) - INT 9	Reassessment of embedded derivatives [4]
HK(IFRIC) - INT 10	Interim financial reporting and impairment [5]
HK(IFRIC) - INT 11	HKFRS 2 – Group and treasury share transactions [6]
HK(IFRIC) - INT 12	Service concession arrangement [7]

[1] Effective for annual periods beginning on or after January 1, 2007.

[2] Effective for annual periods beginning on or after January 1, 2009.

[3] Effective for annual periods beginning on or after May 1, 2006.

[4] Effective for annual periods beginning on or after June 1, 2006.

[5] Effective for annual periods beginning on or after November 1, 2006.

[6] Effective for annual periods beginning on or after March 1, 2007.

[7] Effective for annual periods beginning on or after January 1, 2008.

3. 主要會計政策

綜合財務報表已按照歷史成本基準編製，除部份物業及金融工具按重估金額或公平值計量之外，詳情於下列會計政策闡釋。

財務報表已按香港會計師公會頒佈之香港財務報告準則編製。此外，財務報表包括香港聯交所證券上市規則及香港公司條例所規定適用披露。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis, except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

3. 主要會計政策 *(續)*

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日止年度之財務報表。

年內所收購或出售之附屬公司之業績，由實際收購日期起或截至實際出售日期止（視適用情況而定）計入綜合損益表。

集團內公司之間的所有交易及結餘已於編製綜合賬目時對銷。

綜合入賬附屬公司淨資產中之少數股東權益與本集團應佔權益分開呈列。淨資產中之少數股東權益包括該等權益於原業務合併日期金額及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超出少數股東於附屬公司應佔權益之差額，將計入本集團權益，惟少數股東有具約束力責任且有能力作出額外投資以填補虧損則除外。

在二零零五年一月一日前由收購所產生之商譽

收購附屬公司或聯營公司所產生商譽（收購之協議日期為二零零五年一月一日前），指收購成本超出於收購日期本集團應佔有關附屬公司或聯營公司之可識別資產及負債公平值權益之差額。

本集團已停止持續攤銷該等商譽，並會每年對商譽進行一次減值測試，及當時有跡象顯示該等商譽之有關現金產生單位可能減損時，亦會進行減值測試（如下述之會計政策）。

在二零零五年一月一日或之後由收購所產生之商譽

收購附屬公司或聯營公司所產生商譽（收購之協議日期為二零零五年一月一日或之後），指收購成本超出於收購日期本集團應佔有關附屬公司或聯營公司之可識別資產、負債及或然負債公平值權益之差額。有關商譽按成本減任何累計減值虧損列賬。

因收購附屬公司所產生之已資本化商譽，於資產負債表分開呈列。以權益法入賬之因收購聯營公司所產生之資本化商譽則計入有關聯營公司之投資成本。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group have been eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary or associate at the date of acquisition.

The Group has discontinued amortisation and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a subsidiary or an associate for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate.

3. 主要會計政策(續)
綜合基準(續)
在二零零五年一月一日或之後由收購所產生之商譽(續)

就減值檢測而言，收購附屬公司所產生商譽分配至預期受惠於收購所產生協同效益之有關現金產生單位或一組現金產生單位。獲分配商譽之現金產生單位會每年及當有跡象顯示該單位可能出現減值時檢測減值。就因收購產生商譽之財政年度而言，獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。倘現金產生單位之可收回金額低於其賬面值，則減值虧損會先用作減低任何分配至該單位之商譽賬面值，其後則按該單位內各項資產賬面值之比例分配至該單位之其他資產。商譽減值虧損直接於損益表確認。商譽減值虧損不會於往後期間撥回。

已包括在聯營公司權益賬面值內之由收購聯營公司所產生之商譽並不會分開地進行減值測試。相反，所有聯營公司權益之賬面值將以本集團應佔該等聯營公司所產生未來預估現金流量之現值與其賬面值比較進行減值測試。所有識別之減值虧損將被確認並首先計入商譽。

於往後出售附屬公司或聯營公司時，釐定之出售所得損益會包括已撥充資本商譽應佔金額。

增購附屬公司權益以附屬公司可識別資產及負債賬面值之合計計量，而超出資產淨值之收購代價則以商譽入賬。

收入確認

收入乃於正常商業運作中提供貨品及服務之應收款項（扣除折扣），並按已收或應收代價公平值計算。

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Basis of consolidation *(continued)*

Goodwill arising on acquisitions on or after January 1, 2005 *(continued)*

For the purposes of impairment testing, goodwill arising from an acquisition of a subsidiary is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

For goodwill arising on acquisition of an associate, the goodwill included in the carrying amount of interests in an associate is not separately tested for impairment. Instead, the entire carrying amount of the interests in an associate is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associate with its carrying amount. Any impairment loss identified is recognised and is allocated first to goodwill.

On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

On acquisition of additional interests in subsidiaries, goodwill is measured at the aggregate of the carrying amounts of identified assets and liabilities of the subsidiaries and any excess of the consideration over the net assets acquired.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the ordinary course of business, net of discounts.

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

3. 主要會計政策 *(續)*

收入確認 *(續)*

金融資產之利息收入乃以本金及其有效利率按時間基準計入。有效利率為可於金融資產預計年期內把將收取現金折算至資產之賬面值之利率。

股息收入於集團已確定有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

聯營公司

聯營公司指本集團能對其行使重大影響力，而並非附屬公司或於合營企業之權益之實體。重大影響力指可參與受投資公司之財務及營運決策但不是控制或共同控制該等政策之權力。

聯營公司之業績及資產負債乃按權益會計法納入財務報表內。根據權益法，於聯營公司投資乃成本加上本集團應佔於收購後聯營公司之損益及權益變動，減去任何已確認減值虧損列於綜合資產負債表。當本集團應佔聯營公司之虧損等於或超過其於該聯營公司之權益，本集團不再確認其應佔之進一步虧損。額外應佔虧損會作出撥備及確認負債，惟僅以本集團已招致之法定或推定責任或代表該聯營公司支付之款項為限。

當集團個體與本集團之聯營公司進行交易，損益會互相抵銷，數額以本集團於有關聯營公司之權益為限。

投資物業

投資物業乃持有作出租用途及／或待其資本升值之物業，於資產負債表結算日以公平價值列賬。因投資物業公平價值改變引致之盈利或虧損將計入該年度之損益表中。

投資物業於出售或永久棄用或預期出售不會產生任何未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損按出售所得款項淨額與資產賬面值之間差額計算，於剔除確認有關項目之年度計入損益表。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition *(continued)*

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at its fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount) is included in the consolidated income statement in the year in which the asset is derecognised.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

3. 主要會計政策 *(續)*

物業、廠房及設備

物業、廠房及設備(發展中物業除外)乃以成本或估值減去累積折舊、累計攤銷及任何已確認之減值虧損列賬。

由於集團採用會計準則第16號「物業、廠房及設備」之過渡安排,免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值,故此等物業將不會進一步估值。於一九九五年九月三十日前,任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值(如有)為大,則兩者之差額將會在損益表中扣除。於以後出售該等資產時,其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外,物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷:

直線法:

租賃房產	4%或按個別尚餘租賃年期(取較短者)
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期(取較短者)

餘額遞減法:

機械及設備	10% 至33⅓%
工模及工具	20% 至50%
其他(主要為傢具、裝置、設備及汽車)	10% 至33⅓%

發展中之物業之成本待商業使用後才予折舊,因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

物業、廠房及設備項目會在出售或預期繼續使用資產不會帶來未來經濟利益時終止確認。終止確認資產之任何損益(按出售所得款項淨額與該項目之賬面值之差額計算)在項目終止確認之年度計入損益表。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less subsequent accumulated depreciation and accumulated impairment loss.

Advantage has been taken of the transitional relief provided by HKAS 16 "Property, Plant and Equipment" ("HKAS 16") from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to September 30, 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to September 30, 1995, the revaluation increase arising on the revaluation of these assets was credited to the properties revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the properties revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to retained profits.

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 33⅓%
Moulds and tools	20% to 50%
Others (representing mainly furniture, fixtures, equipment and motor vehicles)	10% to 33⅓%

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

3. 主要會計政策 *(續)*

無形資產

(a) 商標

商標最初以購入成本計量並以其估計有用年期以直線法攤銷。

(b) 遞延支出

(i) 專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期（取較短者）攤銷。

(ii) 產品發展支出

發展新產品項目之支出將被列為資本性及遞延支出，除非該項目能清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品作商業用途開始後以直線法按估計商業年期分五年攤銷。

有形資產及無形資產（除商譽外）減值損失

於資產負債表結算日，本集團檢視其資產並決定有否減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Intangible assets

(a) Trademarks

Trademarks are measured initially at purchase cost and are amortised on a straight line basis over their estimated useful lives.

(b) Deferred expenditure

(i) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter.

(ii) Product development expenditure

Expenditure incurred on projects in developing new products will be capitalised and deferred only when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use.

Impairment of tangible and intangible assets (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3. 主要會計政策(續)

金融工具

當集團公司成為金融工具合約條文之訂約方，即於資產負債表確認金融資產及金融負債。金融資產及金融負債初次按公平值計量。收購或發行金融資產及金融負債（按公平值計入損益之金融資產及金融負債除外）直接產生之交易成本，於初次確認時於金融資產及金融負債（按適用情況而定）之公平值計入或扣除。收購按公平值計入損益之金融資產及金融負債直接產生之交易成本，即時於損益表確認。

金融資產

本集團之金融資產分為以下三個類別之一：貸款及應收賬款及可出售金融資產。所有一般買賣之金融資產概於交易日予以確認及剔除。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之金融資產買賣。就各類別金融資產所採納會計政策載列於下文。

貸款及應收賬款

貸款及應收賬款為在活躍市場上並無報價而具有固定或待定付款之非衍生金融資產，於初次確認後之各個結算日，貸款及應收賬款（包括長期應收賬項、應收賬項、應收票據、應收股息、銀行結存及存款以及股東借款）以實際利率法按攤銷成本減任何已確認減值虧損列賬。減值虧損於有客觀證據顯示資產出現減值時在損益表確認，並按該項資產賬面值與以原有實際利率貼現估計日後現金流量現值間之差額計算。當該項資產之可收回金額增加可客觀地與該項減值獲確認後出現之事件有關連，則於以後期間可撥回減值虧損，惟於減值日期該項資產所撥回賬面值不得超出倘該項減值未獲確認原應出現之攤銷成本。

可出售金融資產

可出售金融資產為指定為或未分類為任何上述其他類別之非衍生工具。於首次確認後之各個結算日，可出售金融資產按公平值計算。公平值之變動於權益中確認，直至該金融資產被售出或被釐定有所減值，屆時過往於權益中確認之累計溢利或盈虧將自權益剔除，並於損益表中確認。可出售金融資產之任何減值虧損於損益表確認。可供出售之股本投資之減值虧損將不會於以後期間回撥。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including long term receivables, debtors, bills receivable, dividends receivable, bank balances and deposits and shareholder's loans) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment loss on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in subsequent periods.

3. 主要會計政策 *(續)*

金融工具 *(續)*

金融資產 *(續)*

可出售金融資產 (續)

在活躍市場上並無報價之可出售股本投資，其公平值未能可靠計量，則於首次確認後之各個結算日，按成本減任何已確認減值虧損計算。倘具備客觀證明資產出現減值，則減值虧損於損益表中確認。減值虧損數額按資產賬面值與按類似金融資產之現行市場回報率折讓估計未來現金流量之現值間之差額計算。有關減值虧損將不會於以後期間回撥。

金融負債及股本權益

由集團公司發行之金融負債及股本工具，按所訂立之合約安排性質及金融負債及股本工具之定義分類。

股本工具為證明集團資產剩餘權益（經扣除其所有負債）之任何合約。本集團之金融負債一般包括其他金融負債。就金融負債及股本工具採納之會計政策載列如下。

其他金融負債

其他金融負債包括應付賬項及費用、銀行貸款和財務租賃責任，乃利用有效利率法按攤銷成本列賬。

股本工具

本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

衍生金融工具

不符合對冲之衍生工具被列為持有作交易之金融資產或金融負債。該等衍生工具公平值之變動直接於損益表內確認。

剔除確認

當金融資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將被剔除確認。於剔除確認金融資產時，資產賬面值與已收代價間之差額將於損益表中確認。

至於金融負債，當於有關合約所訂明責任被註銷（即訂明責任獲解除、取消或屆滿時），便於本集團之資產負債表中剔除。剔除確認金融負債之賬面值與已付代價之差額於損益表確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets *(continued)*

Available-for-sale financial assets (continued)

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liability and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities generally included other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Other financial liabilities

Other financial liabilities including creditors and accrued charges, bank borrowings and obligation under finance leases are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivatives that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when, and only when, they are extinguished (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid is recognised in profit or loss.

3. 主要會計政策 (續)

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。

稅項

所得稅支出指即期應付稅項及遞延稅項總和。

即期應付稅項按年內應課稅溢利計算。由於應課稅溢利不包括其他年度的應課稅或可扣稅收入或開支項目，亦不包括毋須課稅或不可扣稅之項目，故與收入報表所列溢利不同。本集團即期稅項負債按於結算日已頒佈或實際上已頒佈稅率計算。

遞延稅項就財務報表內資產及負債賬面值與計算應課稅溢利所用相應稅基之間差額確認，以資產負債表負債法列賬。遞延稅項負債一般就所有應課稅暫時差額確認，遞延稅項資產於應課稅溢利可能用作扣減可扣減暫時差額時確認。倘商譽或由初次確認不影響應課稅溢利或會計溢利之交易（業務合併除外）之其他資產及負債產生暫時差額，有關資產及負債不予確認。

遞延稅項資產之賬面值於各結算日審閱，於不再有足夠應課稅溢利可供恢復全部或部分資產時減少。

遞延稅項按預期適用於償還負債或變現資產期間之稅率計算。遞延稅項於損益表扣除或計入，惟倘遞延稅項與直接於權益扣除或計入之項目有關，則遞延稅項亦於權益中處理。

租賃

當租約之條款實質上將所有權之絕大部分風險及回報轉移至承租人，則分類為融資租約。所有其他租約被分類為營運租約。

本集團作為出租人

來自營運租約之租金收入於有關租約年期按直線基準在損益表確認。商討及安排營運租約產生之初次直接成本計入租賃資產賬面值，於租約年期按直線基準確認為開支。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Taxation

Income tax expense represents the sum of the tax currently payable deferred and tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income and expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable and deductible. The Group's liabilities for the current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred taxation liabilities are generally recognised for all taxable temporary differences, and deferred taxation assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

3. 主要會計政策 *(續)*

租賃 *(續)*

本集團作為承租人

按融資租約持有之資產按租約開始時之公平值或（倘為較低者）按最低租賃款項之現值確認為本集團資產。對出租人之相應責任則於資產負債表列為融資租賃責任。租賃款項按比例分攤為融資費用及租賃責任減少，從而讓該等負債之利息按負債之應付餘額以固定息率計算。融資費用直接於損益表扣除。

根據營運租約應付租金於有關租約年期按直線基準在損益表扣除。訂立營運租約時已收及應收作為獎勵之利益，於租約年期按直線基準扣減租金開支。

外幣

編製集團旗下個別公司之財務報表時，以該公司之功能貨幣以外貨幣（外幣）進行之交易，按交易日期之適用匯率折算為其功能貨幣（即該公司經營業務所在主要經濟環境之貨幣）入賬。於各結算日，以外幣列值之貨幣項目按該結算日之適用匯率重新換算。按歷史成本計量之以外幣列值非貨幣項目不予重新換算。

結算貨幣項目及換算貨幣項目所產生匯兑差額，於該等差額產生期間之損益表確認。

就綜合財務報表之呈列方式而言，本集團海外業務之資產與負債按於結算日適用之匯率換算為本公司之呈列貨幣（即港元），而其收入及開支則按該年度之平均匯率換算，惟匯率於該期間大幅波動則除外，於此情況下，則按各交易日期適用之匯率換算。產生之匯兑差額（如有）確認為權益之獨立部分（匯兑儲備）。該等匯兑差額於出售海外業務期間之損益表中確認。

於二零零五年四月一日或之後收購海外業務所產生商譽及所收購可識別資產公平值變動，當作該海外業務之資產與負債處理，按於各結算日適用之匯率換算。所產生匯兑差額於匯兑儲備確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leasing *(continued)*

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after April 1, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

3. 主要會計政策 (續)

退休福利成本

界定供款計劃之供款於員工作出使其可享有供款之服務時於損益表確認。

以股份為基礎支付之交易

以股權結算股份為基礎支付之交易及授予本集團僱員之購股權

所獲服務之公平值乃參考購股權於授出日期之公平值釐定,在歸屬期間以直線法列作支出,或在購股權即時歸屬時全數於授出日確認為支出,並於權益(購股權儲備)中作相應增加。

於每個資產負債表結算日,本集團修訂預期最終歸屬購股權數目之估計。該估計的變動所帶來之影響,如有,在損益表內被確認,購股權儲備亦會作出相應的調整。

購股權獲行使時,過往於購股權儲備中確認之數額將轉撥至資本儲備。當購股權被沒收或於屆滿日仍未獲行使,則過往於購股權儲備中確認之數額將轉撥至累計溢利。

4. 估計不明朗因素主要來源

於應用本集團的會計政策(如附註3所述)時,管理層就下一財政年度財務報表中確認之款項作出以下具重大影響之判斷。

遞延税項

對因税項虧損而產生之遞延税項資產之數額作出評估需要一連串過程,包括確定合適税項撥備、未來之應課税溢利預測及評估本集團就未來盈利可使用之税務優惠之能力。當未來真實產生之盈利少於預期時,遞延税項資產將被回撥,並於回撥發生期間之損益表確認。本集團之遞延税項資產主要源自税項虧損。當現時採用之財務模式顯示該税項虧損可於未來被使用,唯任何假設、估計及税務條例之改變將對該遞延税項資產之可收回性產生影響。

估計商譽減值

在釐定商譽是否作出減值時,須評估已分配商譽之現金產生單位之使用價值。計算使用價值時,本集團須評估預期從現金產生單位所得之未來現金流量,並需以合適之貼現率計算現值。倘實際現金流量少於預期之金額,則可能產生重大減值虧損。於二零零七年三月三十一日,商譽之賬面值約為53,669,000港元。有關可收回金額之計算詳情載於附註25。

3. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses when employees have rendered service entitling them to the contributions.

Share-based payment transactions

Equity-settled share-based payment transactions and share options granted to employees of the Group

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period or recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The effect of the change in estimate, if any, is recognised in profit or loss with a corresponding adjustment to share options reserve.

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

4. **KEY SOURCES OF ESTIMATION UNCERTAINTY**

In the process of applying the entity's accounting policies which are described in note 3, management has made the following judgments that have the most significant effect on the amounts recognised in the financial statements within the next financial year.

Deferred tax

Estimating the amount for deferred tax asset arising from tax losses requires a process that involves determining appropriate provisions for taxation, forecasting future years' taxable income and assessing the Group's ability to utilise tax benefits through future earnings. In case where the actual future profits generated are less than expected, a reversal of the deferred tax asset may arise, which would be recognised in the income statement for the period in which such a reversal takes place. The Group's deferred tax asset mainly arises from tax losses. While the current financial models indicate that the tax losses can be utilised in future, any changes in assumptions, estimates and tax regulation can affect the recoverability of this deferred tax assets.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at March 31, 2007, the carrying amount of goodwill is HK$53,669,000. Details of the recoverable amount calculation are disclosed in note 25.

5. 財務風險管理目標及政策

本集團之主要金融工具包括應收賬項、應收票據及股息、長期應收款項、股本投資、銀行結存及存款、應付賬項及費用及借款。該等金融工具之詳情於各附註內披露。與該等金融工具相關之風險，以及如何降低該等風險之政策載列如下。管理層對該等風險進行管理及監控以確保可以及時以有效之方式實施合適之措施。

市場風險

(i) 貨幣風險

本集團之資產及負債主要以美元、英鎊、新台幣、港元、人民幣、澳元及坡元等計值。集團透過外幣合約減低部份外匯風險。外匯風險主要透過相配相同貨幣之資產及負債作出管理。然而，管理層會密切監控相關外幣風險，並將於必要時考慮對沖重大貨幣風險。

(ii) 利率風險

本集團之利率風險主要來自定息或浮息之計息債項及計息資產。本集團將因應需要透過利率掉期合約減低部份利率風險。然而，管理層會密切監控情況發展，並於必要時考慮進一步對沖該等風險。

(iii) 價格風險

於資產負債表結算日，集團之可供出售投資以公平值列賬。因此，集團受股本證券價格風險影響。

流動資金風險

本集團透過結合借款及股本作為日常營運之融資，並維持足夠備用信貸以確保在需要時提供必須之流動資金。管理層定期密切監察本集團之資金流動性以確保足夠流動資金應付所有到期責任。

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include debtors, bills and dividends receivables, long term receivables, equity investments, bank balances and deposits, creditors and accrued charges and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group's assets and liabilities are mainly denominated in United States dollar, Sterling pound, New Taiwan dollar, Hong Kong dollar, Renminbi, Australian dollar and Singapore dollar, etc. The Group has entered into foreign currency contracts to mitigate part of the exposure to the currency risk. Exposures to foreign currency risks are managed as far as possible by matching assets and liabilities in the same currency denomination. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

(ii) Interest rate risk

The Group's interest rate risk exposure mainly arises from its interest bearing debts and interest bearing assets, which are either at fixed rate or variable rate. The Group will enter into interest rate swaps to mitigate part of the exposure to interest rate risk if necessary. However, the management will monitor the situation and consider further hedging such exposure should the need arises.

(iii) Price risk

The Group's available-for-sale investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity security price risk.

Liquidity risk

The Group finances its operations by a combination of borrowings and equity. Adequate lines of credit are maintained to ensure the necessary liquidity is available when required. The management monitors the liquidity position of the Group on a periodical basis to ensure the availability of sufficient liquid funds to meet all obligations.

5. 財務風險管理目標及政策(續)

信貸風險

本集團於二零零七年三月三十一日就每類別已確認金融資產因對方未能履行其責任而產生之最大風險承擔,為綜合資產負債表內所列該等資產之賬面值。管理層認為集團有足夠之信貸管理以釐定信貸限額、信貸審批及其他監督程序,確保就逾期未付債項採取跟進行動。本集團於每個結算日就每筆個別應收賬款之可收回款項進行審查,以確保就不可收回款項確認足夠減值虧損。此外,本集團透過持續評估交易對手之財務狀況及於需要時要求交易對手提供其他形式之保障以擔保應收賬項、長期應收賬項及股東貸款之信貸風險,就此而言,本公司董事認為,本集團之信貸風險已大幅減少。

由於交易對手為獲國際信貸評級機構給予高度信貸評級之銀行,故流動資金及衍生金融工具之信貸風險有限。

本集團就其下聯營公司所提供銀行信貸的擔保仍然存在風險(見附註44)。管理層認為本集團經已採取足夠監控程序減低此風險。

6. 業務及地域性分類

就管理而言,本集團現由三個主要營運部門構成,它們成為集團匯報的基礎分類資料,其主要業務詳見如下:

主要營運部門及其業務範圍:

電子	–	發展、製造和分銷電子產品,包括:電子產品及零部件、電纜、汽車配線、揚聲器及照明系統
電池	–	發展、製造和分銷電池及相關產品
科技及策略	–	從事製造和分銷高級科技產品包括發光二極管顯示屏及持有策略性投資

於截至二零零六年三月三十一日止年度期間,集團出售其所佔共同控制公司奇勝亞洲集團有限公司(「奇勝亞洲」)之全部50%權益。奇勝亞洲從事發展、製造及銷售電器裝置產品,其財務資料於集團主要業務之電器業務中報告。於出售奇勝亞洲後,電器業務之營業額、業績及資產對集團影響並不顯著。因此,電器業務於截至二零零七年三月三十一日止年度被歸納於電子業務中。

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to discharge their obligations as at March 31, 2007 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The management considers that the Group has adequate credit control for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. The Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In addition, the Group manages the credit risk of trade receivables, long term receivables and shareholders' loans by ongoing evaluation of the counterparties' financial position and requesting counterparties to provide other form of security, if consider as necessary. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agents.

The Group is also exposed to the credit risk in respect of guarantees given to banks relating to banking facilities utilised by associates (see Note 44). The management considers that the Group has adequate monitoring procedures to reduce this credit risk.

6. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into three principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information.

Principal operating divisions and their activities are:

Electronics	-	development, manufacture and distribution of electronics and components, cables and wire harness, loudspeakers and light fittings
Batteries	-	development, manufacture and distribution of batteries and battery related products
Technology and strategic	-	manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments

During the year ended March 31, 2006, the Group disposed of its entire 50% interest in Clipsal Asia Holdings Limited ("CAHL"), a jointly controlled entity of the Group. CAHL was engaged in the development, manufacture and distribution of electrical installation products which was reported as one of the primary business segments of the Group as Electrical. Following the disposal of CAHL, the revenue, results and assets remaining in the Electrical segment is insignificant and is grouped into Electronics Segment of the Group for the year ended March 31, 2007.

6. 業務及地域性分類 *(續)*

本集團分類資料之分析如下：

(a) 以業務分類

二零零七年

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Analysis of the Group's segment information is as follows:

(a) Business segments

2007

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	**TURNOVER**					
對外銷售	External sales	–	1,902,627	–	–	1,902,627
業績	**RESULTS**					
業務業績	Segment results	33,320	(10,060)	–	–	23,260
利息收入及股息收入	Interest income and dividend income					
業務	Segment	18,001	85,176	–	–	103,177
企業	Corporate					15,406
不能分類之企業費用	Unallocated corporate expenses					(54,722)
其他企業收入	Other corporate income					24,483
投資淨虧損	Net investment loss					(68,906)
財務成本	Finance costs					
業務	Segment	(4)	(79,738)	–	–	(79,742)
企業	Corporate					(69,817)
所佔聯營公司業績	Share of results of associates	4,311	290,815	29,560	–	324,686
出售部份／出售聯營公司權益之收益	Gain on partial disposal/ disposal of associates					36,667
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary					(26,031)
出售一間附屬公司之虧損	Loss on disposal of a subsidiary					(2,833)
除税前溢利	Profit before taxation					225,628
税項	Taxation					(24,268)
全年純利	Profit for the year					201,360

6. 業務及地域性分類 *(續)*

(a) 以業務分類 *(續)*

二零零七年

6. **BUSINESS AND GEOGRAPHICAL SEGMENTS** *(continued)*

(a) **Business segments** *(continued)*

2007

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
資產	**ASSETS**					
業務資產	Segment assets	222,433	2,210,189	–	(33,674)	2,398,948
所佔聯營公司權益	Interests in associates	160,309	703,914	862,200	–	1,726,423
可供出售投資	Available-for-sale investments					571,414
非上市股本投資	Unlisted equity investment					218,694
不能分類企業資產	Unallocated corporate assets					408,819
總資產	Consolidated total assets					5,324,298
負債	**LIABILITIES**					
業務負債	Segment liabilities	394,933	468,561	–	(424,477)	439,017
貸款	Borrowings					
業務	Segment	–	1,469,360	–	–	1,469,360
企業	Corporate					1,142,800
不能分類企業負債	Unallocated corporate liabilities					60,479
總負債	Consolidated total liabilities					3,111,656
其他資料	**OTHER INFORMATION**					
資本性支出	Capital expenditure					
業務	Segment	745	30,907	–	–	31,652
企業	Corporate					6,780
折舊及攤銷	Depreciation and amortisation					
–物業、廠房及設備	– Property, plant and equipment					
業務	Segment	2,462	37,203	–	–	39,665
企業	Corporate					4,811
–遞延支出	– Deferred expenditure	–	3,880	–	–	3,880
–預付租賃款項	– Prepaid lease payments	951	–	–	–	951
–商標	– Trademarks	–	4,183	–	–	4,183
因購入附屬公司／附屬公司額外權益而引發之商譽	Addition of goodwill arising from acquisition of subsidiaries/ additional interests in subsidiaries	–	18,361	–	–	18,361
衍生金融工具公平值之減少	Decrease in fair value of derivative financial instruments	–	24,364	–	–	24,364

6. 業務及地域性分類（續）

(a) 以業務分類（續）

二零零六年

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

(a) Business segments *(continued)*

2006

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
營業額	**TURNOVER**						
對外銷售	External sales	137,796	1,827,463	–	37,044	–	2,002,303
業績	**RESULTS**						
業務業績	Segment results	18,652	50,222	–	(19,441)	–	49,433
利息收入及股息收入	Interest income and dividend income						
業務	Segment	18,451	9,346	–	58,734	–	86,531
企業	Corporate						12,508
不能分類之企業費用	Unallocated corporate expenses						(58,468)
其他企業收入	Other corporate income						40,179
投資淨收益	Net investment gain						186
財務成本	Finance costs						
業務	Segment	(3,423)	(53,936)	–	(5,687)	–	(63,046)
企業	Corporate						(59,780)
所佔聯營公司業績	Share of results of associates	3,330	75,891	31,174	(367)	–	110,028
所佔共同控制公司業績	Share of results of jointly controlled entities	–	–	–	(26,176)	–	(26,176)
應當出售聯營公司部份權益之虧損	Loss on deemed partial disposal of associates						(145)
應當出售附屬公司部份權益之虧損	Loss on deemed partial disposal of subsidiaries						(784)
應當出售附屬公司之收益	Gain on deemed disposal of subsidiaries						7,583
除税前溢利	Profit before taxation						98,049
税項	Taxation						(25,487)
全年純利	Profit for the year						72,562

6. 業務及地域性分類 (續)
(a) 以業務分類 (續)
二零零六年

6. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(a) Business segments (continued)

2006

		科技及策略 Technology and strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	合計 Total 千港元 HK$'000
資產	ASSETS						
業務資產	Segment assets	197,497	1,033,910	-	1,777,084	(16,874)	2,991,617
所佔聯營公司權益	Interests in associates	144,865	466,745	794,261	2,276	-	1,408,147
可供出售投資	Available-for-sale investments						367,554
非上市股本投資	Unlisted equity investment						197,336
不能分類企業資產	Unallocated corporate assets						281,457
總資產	Consolidated total assets						5,246,111
負債	LIABILITIES						
業務負債	Segment liabilities	407,877	402,098	-	264,146	(426,226)	647,895
貸款	Borrowings						
業務	Segment	-	1,308,774	-	210,686	-	1,519,460
企業	Corporate						1,080,432
不能分類企業負債	Unallocated corporate liabilities						39,453
總負債	Consolidated total liabilities						3,287,240
其他資料	OTHER INFORMATION						
資本性支出	Capital expenditure						
業務	Segment	8,968	23,665	-	28,906	-	61,539
企業	Corporate						7,418
折舊及攤銷	Depreciation and amortisation						
－物業、廠房及設備	– Property, plant and equipment						
業務	Segment	5,857	44,026	-	13,133	-	63,016
企業	Corporate						4,306
－遞延支出	– Deferred expenditure	4,160	-	-	7,745	-	11,905
－預付租賃款項	– Prepaid lease payments	976	-	-	-	-	976
－商標	– Trademarks	-	4,182	-	-	-	4,182
因增加購入附屬公司額外權益而引發之商譽	Additions of goodwill arising from acquisition of additional interests in subsidiaries	-	262	-	-	-	262
遞延支出之增加	Additions of deferred expenditure	3,267	19,400	-	19,402	-	42,069
以股份為基礎支付之支出	Share-based payments	-	690	-	-	-	690
衍生金融工具公平值之（減少）增加	(Decrease) increase in fair value of derivative financial instruments	-	(2,451)	-	21,344	-	18,893
撇除予貿易伙伴貸款	Write-off of advance to trade associate	-	16,998	-	-	-	16,998

6. 業務及地域性分類 *(續)*

(b) 地域分類

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

6. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

		營業額 Turnover 2007 千港元 HK$'000	2006 千港元 HK$'000
中華人民共和國	The PRC		
－香港	– Hong Kong	**102,992**	95,640
－內地	– Mainland China	**135,468**	238,488
其他亞洲國家	Other Asian countries	**588,769**	595,752
歐洲	Europe	**462,155**	498,795
北美及南美洲	North & South America	**551,283**	504,176
澳洲及新西蘭	Australia & New Zealand	**50,932**	58,377
其他	Others	**11,028**	11,075
		1,902,627	2,002,303

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

		分類資產之賬面值 Carrying amount of segment assets		物業、廠房及設備及無形資產之增加 Additions to property, plant and equipment and intangible assets	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
中華人民共和國	The PRC				
－香港	– Hong Kong	**473,614**	922,798	**10,012**	61,647
－內地	– Mainland China	**549,152**	735,275	**24,665**	41,084
其他亞洲國家	Other Asian countries	**77,218**	212,035	**17,936**	1,147
歐洲	Europe	**290,373**	246,059	**3,323**	7,188
北美及南美洲	North & South America	**124,287**	125,221	**857**	205
澳洲及新西蘭	Australia & New Zealand	**883,404**	749,153	**–**	–
其他	Others	**900**	1,076	**–**	17
		2,398,948	2,991,617	**56,793**	111,288

7. 投資淨（虧損）收益 7. NET INVESTMENT (LOSS) GAIN

		2007 千港元 HK$'000	2006 千港元 HK$'000
投資淨（虧損）收益包括：	The net investment (loss) gain comprises:		
出售可供出售投資之（虧損）收益	(Loss) gain on disposal of available-for-sale investments	(9,298)	186
一項投資及其有關股東貸款之減值虧損	Impairment loss of an investment and its related shareholders' loan	(59,608)	–
		(68,906)	186

8. 財務成本 8. FINANCE COSTS

		2007 千港元 HK$'000	2006 千港元 HK$'000
銀行及其他借款利息費用：	Interest on bank and other borrowings:		
於五年內全部償還	Wholly repayable within five years	149,142	122,222
並非於五年內全部償還	Not wholly repayable within five years	231	254
財務租賃	Finance leases	186	350
總借款成本	Total borrowing costs	149,559	122,826

9. 除稅前溢利

9. PROFIT BEFORE TAXATION

		2007 千港元 HK$'000	2006 千港元 HK$'000
除稅前溢利已減除以下項目：	Profit before taxation has been arrived at after charging:		
董事酬金（附註10）	Directors' emoluments (see note 10)	32,124	31,274
員工薪金、津貼及福利	Staff salaries, allowances and welfare	321,160	299,306
僱員部份之以股份為基礎支付之支出	Share based payment expense of employees	–	461
員工費用合計	Total employee benefits expenses	353,284	331,041
遞延支出攤銷（包括於行政支出內）	Amortisation of deferred expenditure (included in administrative expenses)	3,880	11,905
預付租賃款項攤銷	Amortisation of prepaid lease payments	951	976
商標攤銷（包括於行政支出內）	Amortisation of trademarks (included in administrative expenses)	4,183	4,182
核數師酬金	Auditors' remuneration		
本年度	Current year	4,512	4,807
往年不足之撥備	Underprovision for prior years	462	971
衍生金融工具公平值變動	Change in fair value of derivative financial instruments	24,364	–
折舊及攤銷	Depreciation and amortisation	44,476	67,322
兌匯淨虧損	Net exchange loss	1,305	–
非上市股本投資之減值虧損（包括於行政支出內）	Impairment loss recognised on unlisted equity investment (included in administrative expenses)	3,335	3,610
營業性租賃租金	Minimum lease payments made in respect of		
租賃物業	Rental premises	23,221	25,481
其他	Others	3,399	4,068
研究費用支出	Research expenditure incurred	63,791	32,867
應佔聯營公司稅項（包括於應佔聯營公司業績內）	Share of tax of associates (included in share of results of associates)	30,882	20,636
應佔共同控制公司稅項（包括於應佔共同控制公司業績內）	Share of tax of jointly controlled entities (included in share of results of jointly controlled entities)	–	5,227
給貿易夥伴之借款撇除	Write-off of advance to trade associates	–	16,998
及經計入：	and after crediting:		
股息收入：	Dividend income from:		
上市投資	Listed investments	4,051	8,470
非上市投資	Unlisted investments	18,000	18,294
購入一間附屬公司之折讓（包括於其他收入內）	Discount on acquisition of a subsidiary (included in other income)	–	800
衍生金融工具公平值之變動	Change in fair value of derivative financial instruments	–	18,893
出售投資物業之收益	Gain on disposal of investment properties	–	350
出售物業、廠房及設備之收益	Gain on disposal of property, plant and equipment	1,885	2,621
出售電器配件及裝置系統業務之淨收益	Net gain on disposal of the electrical wiring devices and installation systems business	–	21,137
銀行存款及結存之利息收入	Interest earned on bank deposits and balances	57,684	32,770
長期應收賬項之利息收入	Interest income from long term receivables	38,681	39,275
聯營公司借款之利息收入	Interest income from associates	167	230
非上市股本投資之預計利息	Imputed interest on unlisted equity investment	3,335	3,610
兌匯淨收益	Net exchange gain	–	395
投資物業租金收入扣除支出1,696,000港元（二零零六年：1,595,000港元）	Rental income from investment properties, less outgoings of HK$1,696,000 (2006: HK$1,595,000)	4,965	8,565
投資物業公平值變動	Fair value changes of investment properties	26,290	9,270

10. 董事薪酬及最高薪酬僱員

董事薪酬及僱員薪酬

董事

已付或應付予十三名（二零零六年：十三名）董事各自之酬金如下：

10. DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES

Directors' emoluments and employees' emoluments

Directors

The emoluments paid or payable to each of the thirteen (2006: thirteen) directors are as follows:

		2007					2006
			其他薪酬 Other emoluments				
		袍金 Fees 千港元 HK$'000	薪金及其他福利 Salaries and other benefits 千港元 HK$'000	表現相關獎勵支出 Performance related incentive payments 千港元 HK$'000 (附註) (Note)	退休福利計劃供款 Retirement benefits scheme contribution 千港元 HK$'000	合計 Total 千港元 HK$'000	合計 Total 千港元 HK$'000
羅仲榮	Victor LO Chung Wing	10	3,421	5,534	385	9,350	9,345
吳崇安	Andrew NG Sung On	10	3,835	2,500	354	6,699	6,344
羅仲炳	Kevin LO Chung Ping	10	986	–	98	1,094	1,636
羅仲煒	Paul LO Chung Wai	10	500	–	50	560	560
梁伯全	LEUNG Pak Chuen	10	2,694	2,096	157	4,957	4,184
顧玉興	Richard KU Yuk Hing	10	–	–	–	10	10
莊紹樑	Andrew CHUANG Siu Leung	10	2,195	235	169	2,609	2,516
周國偉	CHAU Kwok Wai	10	2,285	1,442	214	3,951	3,335
王維勤	Raymond WONG Wai Kan	93	1,388	957	16	2,454	2,932
張定球	Vincent CHEUNG Ting Kau	100	–	–	–	100	100
呂明華	LUI Ming Wah	120	–	–	–	120	120
陳志聰	Frank CHAN Chi Chung	120	–	–	–	120	120
陳其鑣	CHAN Kei Biu	100	–	–	–	100	72
		613	17,304	12,764	1,443	32,124	31,274

附註：表現相關獎勵支出乃根據該年度營運業績、個別表現及可比較的市場統計數字釐定。

Note: The performance related incentive payments were determined with reference to the operating results, individual performance and comparable market statistics during both years.

於是年度，本集團向羅仲榮先生提供住所，而該物業之應課差餉租值為537,000港元（二零零六年：489,000港元）。該款項並不包括於上述薪金及其他福利內。

During the year, the Group provided accommodation to Mr. Victor LO Chung Wing and the rateable value of the property amounted to HK$537,000 (2006: HK$489,000). The amount has not been included in salaries and other benefits above.

10. 董事薪酬及最高薪酬僱員 *(續)*

董事薪酬及僱員薪酬 *(續)*

僱員

本集團於本年最高薪酬之五名僱員包括四名（二零零六年：四名）公司董事（其酬金之詳情如上所載）。其餘一名（二零零六年：一名）本集團最高薪酬之非公司董事僱員之酬金如下：

10. DIRECTORS' REMUNERATION AND HIGHEST PAID EMPLOYEES *(continued)*

Directors' emoluments and employees' emoluments *(continued)*

Employees

The five highest paid individuals of the Group for the year included four (2006: four) directors of the Company, details of whose emoluments are set out above. The emoluments of one (2006: one) highest paid employee of the Group, not being a director of the Company, are as follows:

		2007 千港元 HK$'000	2006 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	**2,730**	2,677
業勤獎勵	Performance related incentive payments	**1,459**	1,202
退休福利計劃供款	Retirement benefit scheme contributions	**211**	211
		4,400	4,090

該僱員之酬金分級如下：

Emoluments of this employee is within the following band:

		僱員人數 Number of employee(s) 2007	2006
4,000,001港元－4,500,000港元	HK$4,000,001 to HK$4,500,000	**1**	1

11. 税項

11. TAXATION

		2007 千港元 HK$'000	2006 千港元 HK$'000
包括：	The charge comprises:		
公司及其附屬公司：	The Company and its subsidiaries:		
香港利得税	Hong Kong Profits Tax	**3,417**	4,390
香港以外其他地區税項	Taxation in jurisdictions other than Hong Kong	**12,900**	23,532
遞延税項（附註34）	Deferred taxation (note 34)	**7,951**	(2,435)
		24,268	25,487

香港利得税乃按是年度估計應課税溢利按税率17.5%（二零零六年：17.5%）計算。

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the year.

香港以外地區税項乃按有關司法管轄之現行税率計算。

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

11. 税項(續) / 11. TAXATION (continued)

税項之對賬表如下：

A statement of reconciliation of taxation is as follows:

		2007 千港元 HK$'000	2006 千港元 HK$'000
除税前溢利	Profit before taxation	225,628	98,049
按香港利得税率17.5%（二零零六年：17.5%）計算之税項	Tax at the Hong Kong Profits Tax rate of 17.5% (2006: 17.5%)	39,485	17,159
所佔聯營公司之税務影響	Tax effect of share of results of associates	(56,820)	(19,255)
所佔共同控制公司之税務影響	Tax effect of share of results of jointly controlled entities	–	4,581
不獲税項減免支出之税務影響	Tax effect of expenses not deductible for tax purposes	32,010	8,740
免税收入之税務影響	Tax effect of income not taxable for tax purposes	(22,657)	(25,003)
未確認税項虧損之税務影響	Tax effect of tax losses not recognised	12,948	22,611
使用往年未確認税項虧損之税務影響	Tax effect on utilisation of tax losses previously not recognised	–	(784)
香港以外地區不同税率之影響	Effect of different tax rates in jurisdictions other than Hong Kong	7,538	9,346
其他	Others	11,764	8,092
是年度税項	Taxation charge for the year	24,268	25,487

12. 股息 / 12. DIVIDENDS

		2007 千港元 HK$'000	2006 千港元 HK$'000
建議派發末期股息每股3.0仙（二零零六年：3.0仙）	Final dividend proposed of 3.0 cents (2006: 3.0 cents) per share	16,479	16,479
已派發中期股息每股3.0仙（二零零六年：3.0仙）	Interim dividend paid of 3.0 cents (2006: 3.0 cents) per share	16,479	16,479
		32,958	32,958

13. 每股盈利

屬於本公司資本股東之每股基本盈利及攤薄盈利乃根據下列數據計算：

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity shareholders of the Company is based on the following data:

		2007 千港元 HK$'000	2006 千港元 HK$'000
盈利	**Earnings**		
屬於本公司資本股東之全年純利及計算基本每股盈利之溢利	Profit for the year attributable to equity shareholders of the Company and earnings for the purpose of basic earnings per share	**115,063**	61,672
就可攤薄潛在股份攤薄附屬公司及聯營公司每股盈利之所佔溢利作出之調整	Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(153)**	(467)
計算攤薄每股盈利之盈利	Earnings for the purpose of diluted earnings per share	**114,910**	61,205

		千 '000	千 '000
股份數目	**Number of shares**		
計算基本每股盈利之股份加權平均數	Weighted average number of shares for the purpose of basic earnings per share	**549,285**	548,961
購股權之可攤薄潛在股份之影響	Effect of dilutive potential shares on share options	–	645
計算攤薄每股盈利之股份加權平均數	Weighted average number of shares for the purpose of diluted earnings per share	**549,285**	549,606

於截至二零零七年三月三十一日止年度，本公司購股權之行使價高於是年度期間本公司股份之平均市價。因此本公司沒有呈報購股權之可攤薄潛在股份。

No dilutive potential shares on shares options of the Company for the year ended March 31, 2007 has been presented as the exercise price of the Company's share options was higher than the average market price of the Company's shares for the year ended March 31, 2007.

14. 投資物業

14. INVESTMENT PROPERTIES

		本集團 THE GROUP 千港元 HK$'000	本公司 THE COMPANY 千港元 HK$'000
公平值	**FAIR VALUE**		
於二零零五年四月一日	At April 1, 2005	104,130	20,000
出售	Disposals	(300)	–
轉入物業、廠房及設備及預付租賃款項	Transfers to property, plant and equipments and prepaid lease payments	(7,400)	–
於損益表確認之公平值之增加	Increase in fair value recognised in the income statement	9,270	3,000
於二零零六年三月三十一日及於二零零六年四月一日	At March 31, 2006 and April 1, 2006	105,700	23,000
於損益表確認之公平值之增加(減少)	Increase (decrease) in fair value recognised in the income statement	26,290	(3,000)
於二零零七年三月三十一日	**At March 31, 2007**	**131,990**	**20,000**

本集團之投資物業位於香港為中期租賃。

The investment properties of the Group and the Company are located in Hong Kong under medium-term leases.

本集團之投資物業於二零零七年三月三十一日之公平值由與本集團並無任何關連之獨立專業估值師行，永利行評值顧問有限公司估值。永利行評值顧問有限公司有適合的資格及評估相關地區同類形物業的經驗。該評估乃是符合香港測量師學會發出之估值準則並參考市場同類形物業之交易價格。

The fair value of the Group's investment properties at March 31, 2007 was valued by RHL Appraisal Ltd, an independent qualified professional valuer not connected with the Group. RHL Appraisal Ltd has appropriate qualifications and experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to HKIS Valuation Standards on Properties issued by the Hong Kong Institute of Surveyors, was arrived at by reference to market evidence of transaction prices for similar properties.

15. 物業、廠房及設備

15. PROPERTY, PLANT AND EQUIPMENT

		永久擁有土地及房產 Freehold land and buildings 千港元 HK$'000	租賃房產 Leasehold buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	工模及工具 Moulds and tools 千港元 HK$'000	發展中物業 Properties under development 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
集團	**THE GROUP**								
成本或估值	**COST OR VALUATION**								
於二零零五年四月一日	At April 1, 2005	19,756	169,459	83,634	239,036	47,353	3,415	112,668	675,321
貨幣調整	Currency realignment	(1,662)	(244)	(302)	(1,619)	(2,884)	232	(2,045)	(8,524)
應當出售附屬公司	Deemed disposal of subsidiaries	–	–	(1,106)	(24,944)	(886)	–	(804)	(27,740)
增加	Additions	–	1,095	7,682	27,210	8,446	13,400	11,124	68,957
從投資物業轉入	Transfers from investment properties	–	1,850	–	–	–	–	–	1,850
重新分類	Reclassification	–	15,915	–	–	–	(15,915)	–	–
出售/撇除	Disposals/write-off	–	(37,331)	(2,295)	(18,791)	(8,874)	(1,132)	(9,182)	(77,605)
於二零零六年三月三十一日	At March 31, 2006	18,094	150,744	87,613	220,892	43,155	–	111,761	632,259
貨幣調整	Currency realignment	942	2,645	782	3,175	4,993	–	4,067	16,604
出售附屬公司	Disposal of a subsidiary	–	–	(29,269)	(49,139)	–	–	(10,244)	(88,652)
增加	Additions	970	1,589	6,761	14,824	6,436	–	7,852	38,432
出售/撇除	Disposals/write-off	–	(7,029)	(558)	(6,455)	(542)	–	(2,817)	(17,401)
於二零零七年三月三十一日	**At March 31, 2007**	**20,006**	**147,949**	**65,329**	**183,297**	**54,042**	**–**	**110,619**	**581,242**
包括：	Comprising:								
成本	At cost	20,006	102,256	65,329	183,297	54,042	–	110,619	535,559
估值－一九九四年	At valuation – 1994	–	45,633	–	–	–	–	–	45,683
		20,006	147,949	65,329	183,297	54,042	–	110,619	581,242
折舊及攤銷	**DEPRECIATION AND AMORTISATION**								
於二零零五年四月一日	At April 1, 2005	2,962	18,711	56,784	138,724	28,715	–	48,129	294,025
貨幣調整	Currency realignment	(270)	45	(64)	(1,107)	(2,110)	–	(1,347)	(4,853)
應當出售附屬公司	Deemed disposal of subsidiaries	–	–	(529)	(5,993)	(333)	–	(134)	(6,989)
是年度準備	Provided for the year	237	6,202	9,036	25,429	7,960	–	18,458	67,322
出售時減除/撇除	Eliminated on disposals/write-off	–	(2,193)	(2,334)	(12,398)	(708)	–	(5,171)	(22,804)
於二零零六年三月三十一日	At March 31, 2006	2,929	22,765	62,893	144,655	33,524	–	59,935	326,701
貨幣調整	Currency realignment	460	56	442	2,708	4,133	–	3,458	11,267
出售附屬公司	Disposal of a subsidiary	–	–	(25,202)	(30,775)	–	–	(7,159)	(63,136)
是年度準備	Provided for the year	361	5,058	6,959	17,269	6,436	–	8,393	44,476
出售時減除/撇除	Eliminated on disposals/write-off	–	(2,259)	(49)	(6,148)	(89)	–	(2,313)	(10,858)
於二零零七年三月三十一日	**At March 31, 2007**	**3,750**	**25,630**	**45,043**	**127,709**	**44,004**	**–**	**62,314**	**308,450**
賬面值	**CARRYING VALUES**								
於二零零七年三月三十一日	**At March 31, 2007**	**16,256**	**122,319**	**20,286**	**55,588**	**10,038**	**–**	**48,305**	**272,792**
於二零零六年三月三十一日	At March 31, 2006	15,165	127,979	24,720	76,237	9,631	–	51,826	305,558

15. 物業、廠房及設備 *(續)*

15. PROPERTY, PLANT AND EQUIPMENT *(continued)*

		本集團 THE GROUP 2007 千港元 HK$'000	2006 千港元 HK$'000
以上集團之物業權益包括：	The Group's property interests shown above comprise:		
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	**16,256**	15,165
租賃物業：	Leasehold buildings:		
在香港	Held in Hong Kong,		
中期租賃	Medium-term leases	**8,936**	17,021
香港以外地區	Held outside Hong Kong,		
中期租賃	Medium-term leases	**109,178**	106,626
短期租賃	Short term leases	**4,205**	4,332
		138,575	143,144

於二零零七年三月三十一日，租賃物業之賬面值為其歷史價值減去累積折舊，其賬面值大約為14,856,000港元（二零零六年：15,697,000港元）。

At March 31, 2007, had the leasehold buildings which was stated at revalued amount been carried at historical cost less accumulated depreciation, their carrying amount would have been approximately HK$14,856,000 (2006: HK$15,697,000).

		租約房產裝修 Leasehold improvements 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
公司	**THE COMPANY**			
成本	**COST**			
於二零零五年四月一日	At April 1, 2005	12,549	47,527	60,076
增加	Additions	1,890	5,528	7,418
出售	Disposals	–	(2,442)	(2,442)
於二零零六年三月三十一日	At March 31, 2006	14,439	50,613	65,052
增加	Additions	795	5,985	6,780
出售	Disposals	–	(3,781)	(3,781)
於二零零七年三月三十一日	**At March 31, 2007**	**15,234**	**52,817**	**68,051**
折舊及攤銷	**DEPRECIATION AND AMORTISATION**			
於二零零五年四月一日	At April 1, 2005	9,363	28,339	37,702
是年度準備	Provided for the year	587	3,719	4,306
出售時減除	Eliminated on disposals	–	(1,509)	(1,509)
於二零零六年三月三十一日	At March 31, 2006	9,950	30,549	40,499
是年度準備	Provided for the year	679	4,132	4,811
出售時減除	Eliminated on disposals	–	(3,590)	(3,590)
於二零零七年三月三十一日	**At March 31, 2007**	**10,629**	**31,091**	**41,720**
賬面值	**CARRYING VALUES**			
於二零零七年三月三十一日	**At March 31, 2007**	**4,605**	**21,726**	**26,331**
於二零零六年三月三十一日	At March 31, 2006	4,489	20,064	24,553

15. 物業、廠房及設備（續） 15. PROPERTY, PLANT AND EQUIPMENT *(continued)*

		本集團 THE GROUP		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
財務租賃之物業、廠房及設備之賬面值	Carrying value of property, plant and equipment held under finance leases:				
機械及設備	Machinery and equipment	7,254	8,244	–	–
其他	Others	–	1,634	–	1,634
		7,254	9,878	–	1,634

16. 預付租賃款項 16. PREPAID LEASE PAYMENTS

集團之預付租賃款項代表在香港持有的中期租賃土地之物業權益。

The Group's prepaid lease payments represent property interest in leasehold land in Hong Kong under medium-term leases.

分析如下：

Analysed for reporting purposes as:

		2007 千港元 HK$'000	2006 千港元 HK$'000
流動	Current	951	951
非流動	Non-current	37,107	37,820
		38,058	38,771

17. 附屬公司投資 17. INVESTMENTS IN SUBSIDIARIES

		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000
上市股份投資成本	Listed shares, at cost	1,178,428	1,178,428
非上市股份投資成本	Unlisted shares, at cost	337,219	337,219
減值虧損	Impairment losses	(209,155)	(209,155)
		1,306,492	1,306,492
附屬公司欠款－流動	Amounts due from subsidiaries – current	614,744	603,278
欠附屬公司款項－非流動	Amounts due to subsidiaries – non-current	34,784	17,677
上市股份於三月三十一日之市值	Market values of listed shares at March 31	1,029,207	1,388,981

附屬公司欠款並無抵押、免利息及在有需要時還款。

The amounts due from subsidiaries are unsecured, interest-free and have no fixed repayment term.

欠附屬公司款項並無抵押及按市場價格計算利息。就董事意見，該等款項並不會在未來十二個月內清還，因此分類為非流動。

The amounts due to subsidiaries are unsecured and bear interest at prevailing market rate. In the opinion of the directors, the amounts will not be repayable within the next twelve months and accordingly, are classified as non-current.

上市股份乃指在新加坡註冊成立之GP工業有限公司（「GP工業」）之投資，其股份在新加坡交易所股票交易公司（「新加坡交易所」）上市。

The listed shares represent the investment in GP Industries Limited ("GP Ind") which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

17. 附屬公司投資 (續)

減值虧損乃依據附屬公司之未來估計經折算現金流量淨值計得之可取回值而確定。附屬公司之賬面值將減至其相應之可取回值。

主要附屬公司於二零零七年三月三十一日之詳情載於賬目附註49。

17. INVESTMENTS IN SUBSIDIARIES (continued)

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of investments in subsidiaries were reduced to the respective recoverable amounts.

Particulars of the principal subsidiaries at March 31, 2007 are set out in note 49.

18. 所佔聯營公司權益

18. INTERESTS IN ASSOCIATES

		本集團 THE GROUP	
		2007 千港元 HK$'000	2006 千港元 HK$'000
聯營公司投資成本	Cost of investments in associates		
上市	Listed	**555,458**	552,574
非上市	Unlisted	**444,465**	430,744
所佔收購後溢利，減除已收股息	Share of post-acquisition profit, net of dividends received	**721,906**	420,235
		1,721,829	1,403,553
聯營公司欠款	Amounts due from associates	**4,594**	4,594
		1,726,423	1,408,147
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**352,618**	442,833

聯營公司欠款按市場價收取利息及沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

The amounts due from associates are interest bearing at prevailing market rate and have no fixed repayment terms. In the opinion of the directors, the Group would not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current assets.

於二零零六年九月七日，本公司之一間非全資擁有附屬公司，GP工業與獨立第三方人仕，古河電氣工業株式會社（「古河電氣」）訂立買賣協議，據此，古河電氣同意購入GP工業之一間聯營公司，古河金山電裝（香港）有限公司（「古河金山」）18,600,000股股份，相等於古河金山全部已發行股份30%，代價為74,083,000港元。當交易完成時，GP工業錄得出售溢利37,579,000港元及擁有古河金山全部已發行股份20%。古河金山為一間投資控股公司，其集團公司從事製造汽車配線。

On September 7, 2006, GP Ind, a non-wholly owned subsidiary of the Company, entered into an agreement with the Furukawa Electric Co. Ltd. ("Furukawa Electric"), an independent third party, under which Furukawa Electric agreed to purchase 18,600,000 shares of Furukawa GP Auto Parts (HK) Limited ("Furukawa GP"), an associate of GP Ind, which are equivalent to 30% of the entire issued share capital of Furukawa GP at a consideration of HK$74,083,000. Upon completion of the transaction, GP Ind recognised a gain of HK$37,579,000 and owned as to 20% of the total issued shares of Furukawa GP. Furukawa GP acts as an investment holding company and the principal activities of its group companies are manufacturing of automotive wire harness.

於二零零七年三月九日，GP工業訂立買賣協議，出售其持有徐州寶山精密五金塑膠部件有限公司（「寶山」）40%股權，代價為1,216,000港元。寶山主要從事製造塑膠和金屬部件。GP工業因出售錄得912,000港元之虧損。

On March 9, 2007, GP Ind entered into an agreement to dispose of its entire 40% interest in Xuzhou Baoshan Precision Hardware Plastic Parts Co., Ltd. ("Baoshan") at a consideration of HK$1,216,000. Baoshan is principally engaged in the manufacturing of plastic and metal parts and components. GP Industries recognised a loss of HK$912,000 upon this disposal.

18. 所佔聯營公司權益 (續)

18. INTERESTS IN ASSOCIATES (continued)

因購入聯營公司而產生之溢價之詳情如下：

Details of movements of goodwill on acquisition of associates are as follows:

		2007 千港元 HK$'000	2006 千港元 HK$'000
賬面值	CARRYING VALUES		
年初數	At beginning of the year	**44,049**	44,049
因購入聯營公司額外權益產生	Arising from acquisition of additional interests in associates	**2,063**	–
年末數	At end of the year	**46,112**	44,049

主要聯營公司於二零零七年三月三十一日之詳情載賬目附註50。

Particulars of the principal associates at March 31, 2007 are set out in note 50.

根據其截至二零零七年三月三十一日止年度經審核賬項之聯營公司財務資料摘要，以及本集團所佔聯營公司權益之有關資料為如下：

The summarised financial information in respect of associates based on its audited financial statements for the year ended March 31, 2007 and the relevant information in respect of the Group's interest in associates are as follows:

		2007 千港元 HK$'000	2006 千港元 HK$'000
財務狀況	**Financial position**		
總資產	Total assets	8,768,730	7,832,342
總負債	Total liabilities	4,413,578	4,195,336
少數股東權益	Minority interests	385,468	402,664
所佔資產淨值	Share of net assets	1,675,717	1,359,504
全年業績	**Results for the year**		
營業額	Turnover	10,306,806	8,724,554
全年純利	Profit for the year	840,148	364,477
所佔聯營公司業績	Share of results of associates	324,686	110,028

19. 非上市股本投資 / 19. UNLISTED EQUITY INVESTMENT

		本集團 THE GROUP 2007 千港元 HK$'000	2006 千港元 HK$'000
非上市股份之成本	Unlisted share, at cost	**159,135**	137,906
股東貸款	Shareholders' loans	**126,132**	111,179
		285,267	249,085
減值虧損確認	Impairment loss recognised	**(66,573)**	(51,749)
		218,694	197,336

非上市股本投資為CIHL持有Gerard Corporation Pty. Ltd. ("Gerard Corporation") 之19%權益。Gerard Corporation於澳洲成立，其主要業務為產製、印刷、包裝、貨運、擁有商業物業、林業及農業。

The amount represents CIHL's 19% interest in Gerard Corporation Pty. Limited ("Gerard Corporation"). Gerard Corporation is incorporated in Australia and engaged in manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

股東貸款為資本性質，免息及無固定還款期。

The shareholders' loans are capital in nature, non-interest bearing and have no fixed terms of repayment.

股東貸款由Gerard Corporation股東以其所持股份按比例提供。該免息貸款為非流動性及以3.0%之有效年息計算攤銷成本。

The shareholders' loans were provided by the shareholders of Gerard Corporation in proportion to their shareholdings. The interest-free loan is shown as non-current and measured at amortised cost at the effective interest rate of 3.0% per annum.

上述非上市股份投資於每一個資產負債表結算日，按成本減去減值計算，因為合理公平值估計範圍非常廣闊，本公司董事認為它們的公平值不能可靠地計算。

The above unlisted investment is measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so wide that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

20. 可供出售投資 / 20. AVAILABLE-FOR-SALE INVESTMENTS

		本集團 THE GROUP 2007 千港元 HK$'000	2006 千港元 HK$'000
上市投資：	Listed investments:		
－於本港以外地區股票證券	– equity securities listed in jurisdictions other than Hong Kong	**451,337**	260,147
非上市投資：	Unlisted securities:		
－股票證券	– equity securities	**120,077**	107,407
合計	Total	**571,414**	367,554

集團證券投資之分析如下：

An analysis of the Group's investments is as follows:

		本集團 THE GROUP 2007 千港元 HK$'000	2006 千港元 HK$'000
美隆電器股份（附註a)	Meiloon (note a)	**259,246**	186,930
TCL（附註b)	TCL (note b)	**192,091**	73,217
其他（附註c)	Others (note c)	**120,077**	107,407
		571,414	367,554

20. 可供出售投資 (續)

20. AVAILABLE-FOR-SALE INVESTMENTS *(continued)*

		本集團 THE GROUP	
		2007 千港元 HK$'000	2006 千港元 HK$'000
分析如下：	Analysed for reporting purpose as:		
流動資產	Current assets	192,091	–
非流動資產	Non-current assets	379,323	367,554
		571,414	367,554

附註：

Notes:

(a) 美隆電器廠於台灣成立，其主要業務為發展、產製及銷售揚聲器及其他影音設備。美隆電器廠之股份於台灣證券市場主板上市。

(a) Meiloon is a company incorporated in Taiwan which is engaged in development, manufacture and sale of loudspeakers and other audio-visual devices. Shares of Meiloon are traded on the main board of the stock exchange in Taiwan.

(b) TCL於中國成立，其主要業務為設計、產製和銷售及推廣電視機、流動電話、家庭電器、個人電腦及其他消費電子產品。TCL之股份於深圳證券交易所上市。集團投資於TCL之股份為法人股，並不能於深圳證券交易所進行買賣。

(b) TCL is a company established in the PRC which is engaged in design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL are traded on the Shenzhen Stock Exchange. The Group's investment in TCL shares was the promoter's shares of TCL (the "TCL Promoter's Shares") which were non-tradable on the Shenzhen Stock Exchange.

根據於二零零六年四月二十日完成的股權分置改革方案（「股改方案」），持有TCL非流通股份之股東就其所持每10股TCL非流通股份轉讓1.5616股非流通股份予持有流通股份之股東。於股改方案完成後一年，本集團持有的TCL股份可於深圳證券交易所自由買賣，本集團持有TCL股份的股數由47,758,056非流通股份變為40,300,086流通股份。因股改方案集團於財務報表中確認出售可供出售投資虧損9,298,000港元。

Pursuant to the share reform completed on April 20, 2006 (the "Share Reform"), shareholders of TCL Promoter's Shares transferred 1.5616 non-freely tradable shares of TCL to holders of freely tradable shares of TCL for every ten non-freely tradable shares. After one year of the completion of the Share Reform, the shares of TCL held by the Group can be traded in the Shenzhen Stock Exchange. The number of TCL's shares held by the Group changed from 47,758,056 non-freely tradable shares to 40,300,086 freely tradable shares. As a result of the Share Reform, a loss on disposal of available-for-sale investments of HK$9,298,000 was recognised in the financial statements.

(c) 款項中包括一項97,000,000港元（二零零六年：97,000,000港元）為集團佔有49%權益之兩間於中國成立之兩間公司，其主要業務為銷售及分銷。此外，款項中包括一項23,077,000港元（二零零六年：10,400,000港元）為集團持有一間於台灣成立主要從事發展、製造及銷售發光二極管燈具公司之19.9%股本權益。

(c) Included in the amounts are HK$97,000,000 (2006: HK$97,000,000) in respect of the Group's 49% equity investments in two companies established in the PRC which are engaged in selling and distribution business. In addition, an amount of HK$23,077,000 (2006: HK$10,400,000) represented the Group's 19.9% equity investment in a company incorporated in Taiwan which is engaged in development, manufacture and sale of LED lighting products.

董事認為，集團因於該等公司內並沒有任何董事局代表以致未能對該公司行使重大影響，因此，該投資分類為可供出售投資。

In the opinion of the directors, the Group could not exercise significant influence over those companies since it did not have any board representation in those companies, and accordingly, such investments are classified as available-for-sale investments.

於資產負債表結算日，所有可供出售投資以公平值列賬，其他非上市證券投資則因其公平值不能可靠地計算而以成本減去減值虧損列賬。美隆電器股份及TCL的公平值是按市場買價或可供交易價格訂立。

As at the balance sheet date, all available-for-sale investments are stated at fair value, except for those other unlisted equity investments which are measured at cost less impairment at each balance sheet date because their fair values cannot be measured reliably. Fair values of Meiloon and TCL have been determined by reference to bid prices quoted in active markets or available on the relevant exchanges.

21. 商標 21. TRADEMARKS

		2007 千港元 HK$'000	2006 千港元 HK$'000
集團	THE GROUP		
成本	COST		
年初數及年末數	At beginning and end of the year	83,655	83,655
攤銷	AMORTISATION		
年初數	At beginning of the year	35,553	31,371
是年度攤銷	Provided for the year	4,183	4,182
年末數	At end of the year	39,736	35,553
賬面值	CARRYING VALUE		
年末數	At end of the year	43,919	48,102

集團購入之商標按其估計可用年期約二十年攤銷。

Trademarks acquired by the Group are amortised over their useful lives which are estimated to be twenty years.

22. 長期應收賬項 22. LONG TERM RECEIVABLES

		本集團 THE GROUP 2007 千港元 HK$'000	2006 千港元 HK$'000
集團長期應收賬項包括：	The Group's long term receivables comprise:		
給第三者之借款（附註a）	Loans to third parties (note a)	33,829	16,677
出售集團於澳洲電器業務之應收代價（附註b）	Consideration receivable for the disposal of the Group's electrical business in Australia (note b)	–	317,332
給Gerard Corporation之借款（附註c）	Loan to Gerard Corporation (note c)	33,107	29,184
出售於Gerard Corporation投資部份權益之應收代價（附註d）	Consideration receivable for the disposal of partial interest of investment in Gerard Corporation (note d)	263,217	251,465
		330,153	614,658

附註：

(a) 此借款18,916,000港元（二零零六年：16,677,000港元）是借給一位獨立第三方人仕，年息率為6.9%（二零零六年：6.9%），並無特定還款年期。董事認為本公司將不會要求對方於資產負債表結算日之一年內還款，因此該借款被分類為非流動資產。餘下的14,913,000港元（二零零六年：零港元）是借款予一位獨立第三方人仕，利息參考新加坡銀行同業拆息計算。借款以三筆等值分期付款於二零零九年、二零一零年及二零一一年之二月一日償還。

(b) 出售集團於澳洲電器業務之部份代價，金額為74,573,000坡元（約為386,759,000港元）（二零零六年：66,207,000坡元（約為317,332,000港元））。由二零零三年十二月二十二日起計四年，被扣存以保證CIHL可能須按買賣協議中條款就可能出現之訴訟而作出之賠償。此應收賬項按三個月澳洲銀行票據掉期利率之買入參考價收取利息。出售事項詳情於本公司二零零三年八月二十五日發出之公佈中披露。於本年度，款項被列入應收賬項、應收票據及預付款項中（附註27）。

Notes:

(a) The loan of HK$18,916,000 (2006: HK$16,677,000) is advanced to an independent third party which bears interest at 6.9% (2006: 6.9%) per annum with no fixed terms of repayments. In the opinion of the directors, the Company will not request for repayment within a year after the balance sheet date and hence, the amount is classified as non-current. The remaining balance of HK$14,913,000 (2006: nil) represents a loan to an independent third party carrying interest at an interest rate with reference to Singapore Interbank Offered Rate and is repayable in three equal instalments on February 1, 2009, 2010 and 2011.

(b) A portion of the consideration for the disposal of the Group's electrical business in Australia, an amount of S$74,573,000 (equivalent to approximately HK$386,759,000) (2006: S$66,207,000 (equivalent to approximately HK$317,332,000)) is being retained for a period of four years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the sale and purchase agreement. The amount bears interest based on 3 months' Australian bank bills swap reference buying rate. The details of this disposal were disclosed in the announcement of the Company dated August 25, 2003. The amount has been reclassified to debtors, bills receivable and prepayments during the year (note 27).

22. 長期應收賬項（續）

附註：（續）

(c) 給Gerard的借款收取年息6.75%之利息及於二零零九年八月二十六日償還。

(d) 此款項為出售一項投資之部份權益之應收出售代價之未償還款項。未償還款項之短期部份為20,544,000港元（二零零六年：24,070,000港元），包含於應收賬項、應收票據及預付款項中。此等未償還款項以借方所持有之34.33% Gerard Corporation權益作為保證。此應收賬項按六個月澳洲銀行之應收票據掉期利率之買入參考價加1.5%收取利息。交易詳情於本公司二零零五年五月五日寄予本公司股東之通函中披露。

董事認為集團的長期應收賬項於二零零七年三月三十一日之賬面值大概相等於公平值。

22. LONG TERM RECEIVABLES *(continued)*

Notes: *(continued)*

(c) The loan to Gerard Corporation bears interest at 6.75% per annum and is repayable on August 26, 2009.

(d) The amount is the outstanding balance in relation to the sale consideration for the disposal of partial interest of an investment. The current portion of outstanding balance of HK$20,544,000 (2006: HK$24,070,000) is included in debtors, bills receivable and prepayments. These balances are secured by the debtors' 34.33% interest in Gerard Corporation. The amount bears interest at 1.5% above the 6 months' Australian bank bill swap reference buying rate. The details of this transaction were disclosed in the circular sent to shareholders of the Company dated May 5, 2005.

The directors consider the carrying amount of the Group's long term receivables at March 31, 2007 approximates to the fair value.

23. 遞延支出

23. DEFERRED EXPENDITURE

		產品發展支出 Product development expenditure		專業訣竅 Technical know-how		合計 Total	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
集團	**THE GROUP**						
成本	COST						
年初數	At beginning of the year	**18,576**	46,981	**53,694**	14,892	**72,270**	61,873
增加	Additions	**–**	3,267	**–**	38,802	**–**	42,069
應當出售附屬公司	Deemed disposal of subsidiaries	**–**	(31,877)	**–**	–	**–**	(31,877)
貨幣調整	Currency realignment	**40**	205	**82**	–	**122**	205
年末數	At end of the year	**18,616**	18,576	**53,776**	53,694	**72,392**	72,270
攤銷	AMORTISATION						
年初數	At beginning of the year	**18,576**	16,066	**14,892**	14,892	**33,468**	30,958
應當出售附屬公司	Deemed disposal of subsidiaries	**–**	(13,866)	**–**	–	**–**	(13,866)
是年度攤銷	Provided for the year	**–**	11,905	**3,880**	–	**3,880**	11,905
減值	Impairment	**–**	4,182	**–**	–	**–**	4,182
貨幣調整	Currency realignment	**40**	289	**–**	–	**40**	289
年末數	At end of the year	**18,616**	18,576	**18,772**	14,892	**37,388**	33,468
賬面淨值	CARRYING VALUES						
年末數	At end of the year	**–**	–	**35,004**	38,802	**35,004**	38,802

24. 商譽 / 24. GOODWILL

		2007 千港元 HK$'000	2006 千港元 HK$'000
集團	THE GROUP		
賬面值	CARRYING VALUE		
年初數	At beginning of the year	35,142	77,038
貨幣調整	Currency realignment	166	(883)
視為出售附屬公司時減除	Eliminated on deemed disposal of subsidiaries	–	(41,275)
增購附屬公司之額外權益而引發之商譽	Goodwill arising from acquisition of additional interests in subsidiaries	465	262
購入附屬公司而引發之商譽	Goodwill arising from acquisition of subsidiaries	17,896	–
年末數	At end of the year	53,669	35,142

有關商譽之減值測試之詳情載於賬目附註25。

Particulars regarding impairment testing on goodwill are disclosed in note 25.

25. 商譽之減值測試 / 25. IMPAIRMENT TESTING ON GOODWILL

如附註6說明，集團匯報之分類資料的基礎分類為業務分類。於附註24詳載之商譽分配至GP工業、Coudrey Investments Limited及其他分類之現金產生單位以作減值測試之金額分別為33,775,000港元、17,896,000港元及1,998,000港元。此等現金產生單位均分類於電子業務內。

As explained in note 6, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill as set out in note 24 has been allocated to the cash generating units ("CGUs") of GP Ind, Coudrey Investments Limited and others of HK$33,775,000, HK$17,896,000 and HK$1,998,000 respectively. All of these CGUs are under Electronic segment.

此現金產生單位的可收回金額以基本使用價值計算。使用價值計算之主要因素為是年度之折讓率、增長率及收入與直接支出的預期轉變。管理層使用除稅前折讓率計算其折讓率，折讓率反映市場當時所評估之貨幣時間價值和現金產生單位之獨有風險。增長率按行業增長預測。收入及直接支出的轉變按以往經驗及預期市場未來之變化預測。

The recoverable amount of this CGU has been determined on the basis of value in use calculation. The key factors for the value in use calculation are discount rates, growth rates and expected changes to revenue and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

於本年度期間，集團為商譽進行減值測試，測試是根據未來三年的最新財務預算案之現金流量預測以折讓率4%至5%（二零零六年：4%至5%）計算。而餘下之預測乃根據相關行業及國家之年增長率計算。由於以上述折讓率計算所得之使用價值高於現金產生單位的賬面值，因此，不需作減值損失。

During the year, the Group performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budgets for the next three years using a discount rate of 4% – 5% (2006: 4% – 5%), while the remaining forecast beyond that three years period has been extrapolated with reference to annual growth rate in the relevant industries and countries. As the value in use calculated by using the discount rate is higher than the carrying amount of CGU(s), accordingly no impairment loss is considered necessary.

26. 存貨 / 26. INVENTORIES

		本集團 THE GROUP 2007 千港元 HK$'000	2006 千港元 HK$'000
原料	Raw materials	88,775	111,442
在製品	Work in progress	15,998	20,453
製成品	Finished goods	148,473	145,333
		253,246	277,228

27. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶信貸期，一般由三十天至九十天不等。應收賬項、應收票據及預付款項於資產負債表結算日之賬齡分析如下：

27. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

The Group allows its trade customers with credit periods normally ranging from 30 days to 90 days. The following is an aged analysis of debtors and bills receivable at the balance sheet date:

		本集團 THE GROUP 2007 千港元 HK$'000	本集團 THE GROUP 2006 千港元 HK$'000
應收貨款	Trade receivables		
0 – 60天	0 – 60 days	**179,192**	190,084
61 – 90天	61 – 90 days	**8,464**	4,822
超過90天	Over 90 days	**42,733**	94,391
		230,389	289,297
其他應收賬項、按金及預付款項	Other receivables, deposits and prepayments	**522,744**	686,923
出售集團於澳洲電器業務之應收代價（附註22(b)）	Consideration receivable for the disposal of the Group's electrical business in Australia (note 22(b))	**386,759**	–
		1,139,892	976,220

包括在應收賬項、應收票據及預付款項內，以下為公司之功能貨幣以外以其他外幣為單位之款項。

Included in debtors, bills receivable and prepayments are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP 2007 千港元 HK$'000	本集團 THE GROUP 2006 千港元 HK$'000	本公司 THE COMPANY 2007 千港元 HK$'000	本公司 THE COMPANY 2006 千港元 HK$'000
美元	United States dollars	**271,375**	261,954	**–**	–
日圓	Japanese yen	**2,217**	55,966	**–**	–
人民幣	Renminbi	**136,758**	223,249	**–**	–
澳元	Australian dollars	**511,890**	84,006	**–**	–

董事認為集團的應收賬項、應收票據及預付款項於二零零七年三月三十一日之賬面值大概相等於公平值。

The directors consider the carrying amount of the Group's debtors and bills receivable at March 31, 2007 approximates to the fair value.

28. 衍生金融工具

28. DERIVATIVE FINANCIAL INSTRUMENTS

		本集團 THE GROUP			
		2007		2006	
		資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000	資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000
利率掉期	Interest rate swaps	–	–	–	2,255
遠期外匯合約	Forward foreign exchange contracts	–	5,471	21,344	196
		–	5,471	21,344	2,451

		本公司 THE GROUP			
		2007		2006	
		資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000	資產 Assets 千港元 HK$'000	負債 Liabilities 千港元 HK$'000
利率掉期	Interest rate swap	–	–	–	2,255

利率掉期：

集團使用利率掉期，以減少其面對港元浮息借貸公平值轉變之風險。於二零零六年三月三十一日，集團承諾一項利率掉期，名義款項為150,000,000港元，將部份港元浮息借貸之香港同業拆息利率掉作倫敦同業拆息利率減去息差1%。該項利率掉期之到期日為二零零六年十月六日。

Interest rate swaps:

The Group uses interest rate swaps to minimise its exposure to fair value changes of its variable-rate HK$ bank borrowings. At March 31, 2006, the Group was committed to an interest rate swap of notional amount of HK$150,000,000 by swapping the variable-rate borrowings from Hong Kong Inter-Bank Offer Rate ("HIBOR") to London Inter Bank Offered Rate ("LIBOR") minus one percentage. The interest rate swap matured on October 6, 2006.

遠期外匯合約

集團使用遠期外匯合約來對沖外幣交易及現金流量。

Foreign exchange contracts:

The Group has used foreign exchange contracts to hedge foreign currency transactions and cash flows.

於二零零七年三月三十一日，集團所承諾了的未完成外匯合約的名義款項為80,915,000澳元，16,911,000坡元，1,000,000英鎊及44,906,000港元（二零零六年：77,670,000坡元）。

At March 31, 2007, the total notional amount of outstanding forward foreign exchange contracts to which the Group is committed amounted to AUD80,915,000, S$16,911,000, £1,000,000 and HK$44,906,000 (2006: S$77,670,000).

以上的衍生工具是以公平值入賬，公平值是於資產負債表結算日按有關財務機構提供之市場價格而決定。

The above derivatives are measured at fair value, which are determined based on the market prices provided by the relevant financial institutions at the balance sheet date.

29. 銀行結存、存款及現金

集團持有之銀行結存、存款及現金包括現金及三個月以下到期之短期銀行存款並以年利率0.45%至5.3%（二零零六年：1%至5.35%）收取利息。

29. BANK BALANCES, DEPOSITS AND CASH

Bank balances, deposits and cash comprise cash held by the Group and short-term bank deposits with maturity of three months or less, and carry interests ranging from 0.45% to 5.3% (2006: 1% to 5.35%) per annum.

於二零零七年三月三十一日，本公司董事認為集團之銀行存款、存款及現金的賬面值大概相等於公平值。

The directors of the Company consider the carrying amount of the Group's bank balances, deposits and cash at March 31, 2007 approximates to the fair value.

29. 銀行結存、存款及現金 *(續)*

包括在銀行結存、存款及現金，以下為公司之功能貨幣以外以其他外幣為單位之款項。

29. BANK BALANCES, DEPOSITS AND CASH *(continued)*

Included in bank balances, deposits and cash are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
美元	United States dollars	**222,087**	480,548	**164,195**	8,232
日圓	Japanese yen	**1,357**	32,748	**–**	–
人民幣	Renminbi	**32,368**	53,251	**–**	–
新加坡元	Singapore dollars	**18,286**	59,984	**–**	–

30. 應付賬項及費用

應付賬項及費用於資產負債表結算日之賬齡分析如下：

30. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of creditors at the balance sheet date:

		本集團 THE GROUP	
		2007 千港元 HK$'000	2006 千港元 HK$'000
應付貨款	**Trade creditors**		
0 – 60天	0 – 60 days	**127,533**	208,807
61 – 90天	61 – 90 days	**10,390**	34,429
超過90天	Over 90 days	**33,781**	46,821
		171,704	290,057
其他應付賬及費用	Other payables and accrued charges	**275,607**	366,244
		447,311	656,301

包括在應付賬項及費用，以下為公司之功能貨幣以外以其他外幣為單位之款項。

Included in creditors and accrued charges are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
美元	United States dollars	**86,557**	182,934	**–**	–
日圓	Japanese yen	**501**	96,444	**–**	–
人民幣	Renminbi	**96,818**	105,323	**–**	–
新加坡元	Singapore dollars	**72,464**	66,130	**–**	–

董事認為集團於二零零七年三月三十一日之應付賬項及費用大概相等於公平值。

The directors consider the carrying amount of the Group's creditors and accrued charges at March 31, 2007 approximates to the fair value.

31. 財務租賃責任

31. OBLIGATIONS UNDER FINANCE LEASES

		最低之租賃還款 Minimum lease payments		最低租賃還款之現值 Present value of minimum lease payments	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
財務租賃責任如下：	Amounts payable under finance leases are as follows:				
集團	THE GROUP				
一年內到期	Within one year	1,722	3,682	1,675	3,487
二至五年期（包括首尾兩年）	In the second to fifth years inclusive	29	1,742	26	1,701
		1,751	5,424	1,701	5,188
減：未來財務支出	Less: Future finance charges	(50)	(236)	–	–
租賃責任之現值	Present value of lease obligations	1,701	5,188	1,701	5,188
減：一年內到期列入流動負債（附註33）	Less: Amount due within one year shown under current liabilities (note 33)			(1,675)	(3,487)
一年後到期	Amount due after one year			26	1,701
公司	THE COMPANY				
一年內到期	Within one year	–	186	–	184
減：未來財務支出	Less: Future finance charges	–	(2)	–	–
租賃責任之現值	Present value of lease obligations	–	184	–	184

集團政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。年息率按一般市場年息率而定，範圍由4.91%至10.79%（二零零六年：3.15%至10.79%）。所有租賃均以固定還款為基準。

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates ranging from 4.91% to 10.79% per annum (2006: 3.15% to 10.79% per annum). All leases are on a fixed repayment basis.

於資產負債表結算日，集團及公司的財務租賃責任的公平值是使用於資產負債表結算日之現行市場息率計算其租賃還款之現值，與相對之賬面值相約。

The fair value of the finance lease obligations of the Group and the Company as at the balance sheet date, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate as at the balance sheet date, approximate to the corresponding carrying amount.

32. 銀行貸款、透支及商業信貸

32. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

		本集團 THE GROUP		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
一年內償還之銀行貸款（附註33）	Current portion of bank loans (note 33)	**1,292,927**	734,945	**460,628**	495,450
短期銀行貸款	Short term bank loans	**131,396**	279,790	**–**	38,000
銀行透支	Bank overdrafts	**12,888**	4,232	**–**	–
		1,437,211	1,018,967	**460,628**	533,450
有抵押	Secured	**1,444**	1,503	**794**	750
無抵押	Unsecured	**1,435,767**	1,017,464	**459,834**	532,700
		1,437,211	1,018,967	**460,628**	533,450

集團之銀行貸款、透支及商業信貸以浮動利率收取利息。年內之實質利率範圍由3.73%至7.25%（二零零六年：1.58%至9.6%）。

The bank loans, overdrafts and import loans of the Group are arranged at floating rates. The effective interest rate during the year ranged from 3.73% to 7.25% (2006: 1.58% to 9.6%).

包括在銀行貸款、透支及商業信貸，以下為公司之功能貨幣以外以外幣為單位之借款。

Included in loans, overdraft and import loans are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
美元	United States dollars	**133,617**	133,060	**–**	9,703
日圓	Singapore dollars	**677,649**	206,099	**–**	–
英鎊	British pounds	**75,358**	40,898	**–**	–

董事認為銀行貸款、透支及商業信貸之賬面值大致相等於公平值。

The directors consider the carrying value of the bank loans, overdrafts and import loans approximates to the fair value.

33. 借款 33. BORROWINGS

		本集團 THE GROUP 2007 千港元 HK$'000	2006 千港元 HK$'000	本公司 THE COMPANY 2007 千港元 HK$'000	2006 千港元 HK$'000
銀行貸款	Bank loans				
－無抵押	– Unsecured	**2,461,225**	2,304,343	**1,138,501**	1,037,200
－有抵押（附註）	– Secured (Note)	**4,950**	6,339	**4,300**	5,048
		2,466,175	2,310,682	**1,142,801**	1,042,248
財務租賃責任（附註31）	Obligations under finance leases (note 31)	**1,701**	5,188	**–**	184
		2,467,876	2,315,870	**1,142,801**	1,042,432
減：於一年內須償還款項	Less: Amount due within one year				
－銀行貸款（附註32）	– bank loans (note 32)	**(1,292,927)**	(734,945)	**(460,628)**	(495,450)
－財務租賃責任（附註31）	– obligations under finance leases (note 31)	**(1,675)**	(3,487)	**–**	(184)
		1,173,274	1,577,438	**682,173**	546,798
貸款及定息及浮息票據須於下列年期內償還：	The bank loans and fixed and floating rate notes are repayable within period of:				
一年內	Within 1 year	**1,292,927**	734,945	**460,628**	495,450
超過一年但不逾兩年	Between 1-2 years	**937,224**	889,690	**460,508**	318,294
超過兩年但不逾五年	Between 2-5 years	**236,024**	685,218	**221,665**	227,675
超過五年	Over 5 years	**–**	829	**–**	829
		2,466,175	2,310,682	**1,142,801**	1,042,248
減：列於流動負債於一年內須償還款項（附註32）	Less: Amount due within one year shown under current liabilities (note 32)	**(1,292,927)**	(734,945)	**(460,628)**	(495,450)
		1,173,248	1,575,737	**682,173**	546,798

33. 借款 *(續)*

包括在銀行借款，以下為公司之功能貨幣以外以外幣為單位之借款。

33. BORROWINGS *(continued)*

Included in bank borrowings are the following amounts denominated in currencies other than the functional currency of the entity to which they relate.

		本集團 THE GROUP		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
美元	United States dollars	**78,000**	232,753	**–**	–
新加坡元	Singapore dollars	**386,231**	758,252	**–**	–
英鎊	British pounds	**16,848**	18,933	**–**	–

集團之借款的實質年利率之範圍（與已簽訂之利率相等）為3.45%至7.25%（二零零六年：1.81%至8.25%）。

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings from 3.45% to 7.25% (2006: 1.81% to 8.25%) per annum.

董事認為借款的賬面值大概相等於公平值。

The directors consider the carrying value of the borrowings approximates to the fair value.

附註：

銀行貸款以投資物業及租賃房產總賬面值分別約20,000,000港元及10,209,000港元（二零零六年：23,000,000港元及10,506,000港元）向銀行作樓宇貸款之抵押。

Note:

The bank loans are secured by investment properties and leasehold building with an aggregate carrying value of approximately HK$20,000,000 and HK$10,209,000 respectively (2006: HK$23,000,000 and HK$10,506,000 respectively) in favour of banks for the mortgage loan facilities granted.

34. 遞延稅項

34. DEFERRED TAXATION

		本集團 THE GROUP	
		2007 千港元 HK$'000	2006 千港元 HK$'000
年初結存	Balance at beginning of the year	**4,254**	(1,053)
貨幣調整	Currency realignment	**(100)**	(86)
是年度變動（附註11）	Movement for the year (note 11)	**(7,951)**	2,435
應當出售附屬公司	Deemed disposal of subsidiaries	**–**	2,958
年終結存	Balance at end of the year	**(3,797)**	4,254

34. 遞延稅項 (續)

集團及公司所確認之主要遞延稅項負債及資產如下：

34. DEFERRED TAXATION *(continued)*

The followings are the major deferred tax liabilities and assets recognised by the Group and the Company:

集團

THE GROUP

		投資物業 Investment properties 千港元 HK$'000	高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	遞延發展支出 Deferred development cost 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零五年四月一日	At April 1, 2005	(4,594)	(6,165)	(3,274)	21,035	(8,055)	(1,053)
貨幣調整	Currency realignment	(7)	–	–	(69)	(10)	(86)
應當出售附屬公司	Deemed disposal of subsidiaries	–	1,606	3,274	(1,922)	–	2,958
於是年度損益表（扣除）計入	(Charge) credit to income statement for the year	(728)	(1,013)	–	1,434	2,742	2,435
於二零零六年三月三十一日	At March 31, 2006	(5,329)	(5,572)	–	20,478	(5,323)	4,254
貨幣調整	Currency realignment	7	154	–	(657)	396	(100)
於是年度損益表（扣除）計入	(Charge) credit to income statement for the year	(4,601)	329	–	2,257	(5,936)	(7,951)
於二零零七年三月三十一日	At March 31, 2007	(9,923)	(5,089)	–	22,078	(10,863)	(3,797)

資產負債表中列賬之若干遞延稅項資產及負債互相抵銷。以下為遞延稅結存之分析：

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation balances for financial reporting purposes:

		2007 千港元 HK$'000	2006 千港元 HK$'000
遞延稅項資產	Deferred taxation assets	**12,391**	15,234
遞延稅項負債	Deferred taxation liabilities	**(16,188)**	(10,980)
		(3,797)	4,254

34. 遞延稅項 *(續)*

集團 *(續)*

於二零零七年三月三十一日，集團存有529,357,000港元（二零零六年：441,298,000港元）之未使用稅項虧損可予抵消未來之溢利。就該等虧損而確認之遞延稅項資產為126,160,000港元（二零零六年：112,090,000港元）。餘下之稅項虧損並無作出遞延稅項資產確認。所有稅項虧損均可無限撥存。

本公司

34. DEFERRED TAXATION *(continued)*

THE GROUP *(continued)*

At March 31, 2007, the Group has unused tax losses of HK$529,357,000 (2006: HK$441,298,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$126,160,000 (2006: HK$112,090,000) of such losses according to the Group's budgeted assessable profit. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profits streams. All tax losses may be carried forward indefinitely.

THE COMPANY

		高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零五年四月一日	At April 1, 2005	(2,129)	3,224	(1,095)	–
於損益表計入（扣除）	Credit (charge) to income statement for the year	(984)	1,023	(39)	–
於二零零六年三月三十一日	At March 31, 2006	(3,113)	4,247	(1,134)	–
於是年度損益表計入（扣除）	Credit (charge) to income statement for the year	(25)	(197)	222	–
於二零零七年三月三十一日	At March 31, 2007	(3,138)	4,050	(912)	–

於二零零七年三月三十一日，公司存有130,236,000港元（二零零六年：113,135,000港元）之未使用稅項虧損可予抵消未來之溢利。就該等虧損而確認之遞延稅項資產為23,143,000港元（二零零六年：24,271,000港元）。餘下之稅項虧損並無作出遞延稅項資產確認。所有稅項虧損均可無限撥存。

At March 31, 2007, the Company has unused tax losses of HK$130,236,000 (2006: HK$113,135,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$23,143,000 (2006: HK$24,271,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

35. 股本

35. SHARE CAPITAL

		股份數目 Number of shares	千港元 HK$'000
普通股每股面值0.50港元：	Ordinary shares of HK$0.50 each:		
法定股本：	Authorised:		
於二零零五年三月三十一日、二零零六年三月三十一日及二零零七年三月三十一日結存	Balance at March 31, 2005, March 31, 2006 and March 31, 2007	800,000,000	400,000
已發行及繳足：	Issued and fully paid:		
於二零零五年四月一日結存	Balance at April 1, 2005	545,260,000	272,630
因行使購股權而發行股份（附註）	Issue of shares upon exercise of share options (Note)	4,025,000	2,013
於二零零六年三月三十一日及二零零七年三月三十一日結存	Balance at March 31, 2006 and March 31, 2007	549,285,000	274,643

附註：

截至二零零六年三月三十一日止之年度內，4,025,000購股權被行使，公司發行4,025,000股每股面值0.50港元之股份，當中3,775,000股股份以每股1.41港元發行，餘下的250,000股則以每股1.17港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

Note:

During the year ended March 31, 2006, 4,025,000 share options were exercised, resulting in the issue of 4,025,000 shares of HK$0.50 each in the Company of which 3,775,000 shares were issued at an exercise price of HK$1.41 per share and the remaining 250,000 shares were issued at an exercise price of HK$1.17 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

36. 購股權

(i) 本公司購股權計劃

根據於一九九九年九月二十八日通過之一項普通決議案，本公司於當日採納一項高級職員購股權計劃（「舊購股權計劃」）。舊購股權計劃於生效當日起計五年內被確認及有效。於二零零二年九月十二日，一項普通決議案獲通過採用新的購股權計劃（「新購股權計劃」）取代舊購股權計劃。舊購股權計劃及新購股權計劃之目的是促使本公司能授予合適的僱員及董事購股權，以獎勵其對公司之貢獻。

依據新購股權計劃，授權本公司之董事，於新購股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予購股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新購股權計劃於生效當日起計五年內被確認及有效。按新購股權計劃所授予之股票總數不可超過公司已發行股本之10%。於授予日前之任何十二個月內所授予任何個別人仕之購股權而產生的股票數目不得超過已發行股份之1%。

按新購股權計劃而授予的購股權必須於授予購股權之指定時期內接受，並支付1港元之代價。授予之購股權可於授予之購股權指定日期內行使。按新購股權計劃於年內授出及於二零零七年三月三十一日尚未行使之購股權可認購之股份共14,540,000股，為本公司於二零零七年三月三十一日股份之2.6%。

36. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executives' share option scheme (the "Old ESOS") on that date. The Old ESOS was initially valid and effective for a period of five years from the date of adoption. On September 12, 2002, an ordinary resolution was passed to replace the Old ESOS by a new share option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted. Options granted are exercisable within the period as specified in the offer of options. The number of shares in respect of which options had been granted and outstanding on March 31, 2007 under the New Option Scheme was 14,540,000 representing 2.6% of the shares of the Company on March 31, 2007.

36. 購股權 (續)

(i) 本公司購股權計劃 (續)

在舊購股權計劃下，截至二零零六年及二零零七年三月三十一日止年度之尚未行使購股權載列如下：

36. SHARE OPTIONS (continued)

(i) The Company's share option schemes (continued)

The share options outstanding under the Old ESOS during the year ended March 31, 2006 and March 31, 2007 and as at March 31, 2006 and 2007 are as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 港元 HK$	於二零零五年四月一日尚未行使 Outstanding at 4.1.2005	於截至二零零六年三月三十一日止年度內行使 Exercised during the year ended 3.31.2006	於截至二零零六年三月三十一日止年度期滿 Lapsed during the year ended 3.31.2006	於二零零六年三月三十一日及二零零七年三月三十一日尚未行使 Outstanding at 3.31.2006 and 3.31.2007
董事：						
Directors:						
5.8.2000	3.8.2000 – 5.7.2005	1.41	3,500,000	(3,500,000)	–	–
3.30.2001	3.30.2001 – 3.29.2006	1.45	5,375,000	–	(5,375,000)	–
			8,875,000	(3,500,000)	(5,375,000)	–
僱員：						
Employees:						
5.8.2000	3.8.2000 – 5.7.2005	1.41	375,000	(275,000)	(100,000)	–
3.30.2001	3.30.2001 – 3.29.2006	1.45	1,475,000	–	(1,475,000)	–
			1,850,000	(275,000)	(1,575,000)	–

於二零零五年四月二十六日至二零零五年五月三日行使購股權期間，股份之市價範圍由每股1.65港元至1.70港元。於截至二零零六年三月三十一日止年內購股權獲行使前一日公司股份收市價之加權平均數為1.68港元。

The market prices of the shares on the dates of which options were exercised for the period from April 26, 2005 to May 3, 2005 ranged from HK$1.65 to HK$1.70 per share. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year ended March 31, 2006 was HK$1.68.

36. 購股權 *(續)*

(i) 本公司購股權計劃 *(續)*

在新購股權計劃下，截至二零零六年及二零零七年三月三十一日止年度之尚未行使購股權載列如下：

36. SHARE OPTIONS *(continued)*

(i) The Company's share option schemes *(continued)*

The share options outstanding under the New Option Scheme during the year ended March 31, 2006 and 2007 and as at March 31, 2006 and 2007 are as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 港元 HK$	於二零零五年四月一日尚未行使 Outstanding at 4.1.2005	於截至二零零六年三月三十一日止年度內行使 Exercised during the year ended 3.31.2006	於二零零六年三月三十一日尚未行使 Outstanding at 3.31.2006	於截至二零零七年三月三十一日止年度內註銷 Cancelled during the year ended 3.31.2007	於二零零七年三月三十一日尚未行使 Outstanding at 3.31.2007
董事：							
Directors:							
10.18.2002	4.18.2003 – 10.17.2007	1.17	2,350,000	–	2,350,000	–	2,350,000
10.2.2003	10.2.2003 – 10.1.2008	1.84	8,500,000	–	8,500,000	–	8,500,000
			10,850,000	–	10,850,000	–	10,850,000
僱員：							
Employees:							
10.18.2002	4.18.2003 – 10.17.2007	1.17	1,350,000	(250,000)	1,100,000	(30,000)	1,070,000
10.2.2003	10.2.2003 – 10.1.2008	1.84	2,885,000	–	2,885,000	(265,000)	2,620,000
			4,235,000	(250,000)	3,985,000	(295,000)	3,690,000

於二零零五年六月七日行使購股權當日公司股份市價為每股1.57港元。

The market price of the shares on June 7, 2005, the date of which options were exercised, was HK$1.57 per share.

(ii) GP工業購股權計劃

GP工業有一項根據於一九九九年十一月十九日通過之決議案而採納之購股權計劃（「一九九九年GP工業購股權計劃」），使GP工業可授予合適僱員及董事購股權，以獎勵其對GP工業之貢獻。

依照一九九九年GP工業購股權計劃，授權GP工業之董事，於一九九九年GP工業購股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價為折讓後之授予購股權日期前三個交易日平均收市價或其票面值，折讓不得超過20%，以價高者為準。除非另行取消或修訂，一九九九年GP工業購股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之購股權而產生的股票數目不得超過透過一九九九年GP工業購股權計劃已發行及可發行股份之20%。

(ii) GP Industries Limited's share option schemes

GP Industries Limited ("GP Ind") has a share option scheme (the "GP Ind 1999 Option Scheme"), which was adopted pursuant to a resolution passed on November 19, 1999. The purpose of the GP Ind 1999 Option Scheme is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind.

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

36. 購股權 *(續)*

(ii) GP工業購股權計劃 *(續)*

於二零零七年三月三十一日，按一九九九年GP工業購股權計劃授出而尚未行使之購股權可認購之股份為12,494,000股，此代表GP工業於二零零七年三月三十一日股份之2.2%。授予的股權必須於授予股權之指定時期內接受，並支付1坡元之代價。授予之購股權可於這等購股權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

在一九九九年GP工業購股權計劃下，截至二零零六年及二零零七年三月三十一日止年度之尚未行使購股權載列如下：

36. SHARE OPTIONS *(continued)*

(ii) GP Industries Limited's share option scheme *(continued)*

The number of shares in respect of which options had been granted and outstanding on March 31, 2007 under the GP Ind 1999 Option Scheme was 12,494,000, representing 2.2% of the shares of GP Ind on March 31, 2007. Options granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The share options outstanding under the GP Ind 1999 Option Scheme during the year ended March 31, 2006 and 2007 and as at March 31, 2006 and 2007 are as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 坡元 S$	於二零零五年四月一日尚未行使 Outstanding at 4.1.2005	於截至二零零六年三月三十一日止年內行使 Exercised during the year ended 3.31.2006	於截至於二零零六年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2006	於二零零六年三月三十一日尚未行使 Outstanding at 3.31.2006	於截至二零零七年三月三十一日止年內行使 Exercised during the year ended 3.31.2007	於截至二零零七年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2007	於二零零七年三月三十一日尚未行使 Outstanding at 3.31.2007
本公司董事： Directors of the Company:									
4.14.2000	4.14.2002 – 4.13.2010	0.456	520,000	–	–	520,000	(110,000)	–	410,000
4.4.2001	4.4.2003 – 4.3.2011	0.620	1,020,000	–	–	1,020,000	(220,000)	–	800,000
8.14.2002	8.14.2003 – 8.13.2012	0.550	654,000	–	–	654,000	(140,000)	–	514,000
9.15.2003	9.15.2004 – 9.14.2013	0.880	1,004,000	–	–	1,004,000	–	–	1,004,000
7.5.2004	7.5.2005 – 7.4.2014	1.030	1,290,000	–	–	1,290,000	–	–	1,290,000
			4,488,000	–	–	4,488,000	(470,000)	–	4,018,000
GP工業董事： Directors of GP Ind:									
4.4.2001	4.4.2003 – 4.3.2011	0.620	64,000	–	–	64,000	–	–	64,000
8.14.2002	8.14.2003 – 8.13.2012	0.550	41,000	–	–	41,000	–	–	41,000
9.15.2003	9.15.2004 – 9.14.2013	0.880	335,000	–	–	335,000	–	–	335,000
7.5.2004	7.5.2005 – 7.4.2014	1.030	385,000	–	–	385,000	–	–	385,000
			825,000	–	–	825,000	–	–	825,000
GP工業非執行董事： Non-executive directors of GP Ind:									
4.4.2001	4.4.2003 – 4.3.2006	0.620	140,000	–	–	140,000	(140,000)	–	-
8.14.2002	8.14.2003 – 8.13.2007	0.550	154,000	–	–	154,000	–	–	154,000
9.15.2003	9.15.2004 – 9.14.2008	0.880	240,000	–	–	240,000	–	–	240,000
7.5.2004	7.5.2005 – 7.4.2014	1.030	270,000	–	–	270,000	–	–	270,000
			804,000	–	–	804,000	(140,000)	–	664,000
僱員： Employees:									
4.14.2000	4.14.2002 – 4.13.2010	0.456	509,000	(120,000)	(52,000)	337,000	–	(20,000)	317,000
4.4.2001	4.4.2003 – 4.3.2011	0.620	1,450,000	(184,000)	(64,000)	1,202,000	–	(40,000)	1,162,000
8.14.2002	8.14.2003 – 8.13.2012	0.550	612,000	(54,000)	(41,000)	517,000	–	(26,000)	491,000
9.15.2003	9.15.2004 – 9.14.2013	0.880	2,566,000	–	(149,000)	2,417,000	–	(150,000)	2,267,000
7.5.2004	7.5.2005 – 7.4.2014	1.030	3,164,000	–	(259,000)	2,905,000	–	(155,000)	2,750,000
			8,301,000	(358,000)	(565,000)	7,378,000	–	(391,000)	6,987,000

36. 購股權 (續)

(ii) GP工業購股權計劃 (續)

於二零零六年四月三日至二零零六年四月十八日行使購股權期間，GP工業股份之市價範圍由為每股0.710坡元至0.725坡元。截至二零零七年三月三十一日止年內購股權獲行使前一日GP工業股份收市價之加權平均數為0.712坡元。於二零零五年四月六日至二零零五年四月二十一日行使購股權期間，GP工業股份之市價範圍由每股0.875坡元至0.895坡元。於截至二零零六年三月三十一日止年內購股權獲行使前一日GP工業股份收市價之加權平均數為0.88坡元。

(iii) CIHL購股權計劃

CIHL有一項於一九九九年六月採納之購股權計劃（「一九九九年CIHL購股權計劃」）。依照一九九九年CIHL購股權計劃，授權CIHL董事於一九九九年CIHL購股權計劃生效後之十年內任何時間，可授予CIHL及其任何附屬公司之任何董事及僱員認購CIHL股份之特權，其作價為折讓後之授予購股權日期前三個交易日平均收市價或其票面值，折讓不得超過20%，以價高者為準。除非另行取消或修訂，一九九九年CIHL購股權計劃於生效日期後十年內被確認及有效。此計劃所授予之股票總數不可超過授予日之前CIHL已發行股本之15%。

於二零零六年三月三十一日，按一九九九年CIHL購股權計劃授出而尚未行使之購股權可認購之股份為數504,000股，此代表CIHL於二零零六年三月三十一日已發行股份之0.4%。授予的購股權必須於授予購股權之指定時期內接受，並支付1坡元之代價。授予之購股權可於該等購股權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

一九九九年CIHL購股權計劃於本年度CIHL被私有化時被中止，尚未行使之購股權被註銷。

36. SHARE OPTIONS *(continued)*

(ii) GP Industries Limited's share option scheme *(continued)*

The market prices of the shares of GP Ind on the dates of which options were exercised for the period from April 3, 2006 to April 18, 2006 were ranged from S$0.710 to S$0.725 per share. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised during the year ended March 31, 2007 was S$0.712. The market prices of the shares of GP Ind on the dates of which options were exercised for the period from April 6, 2005 to April 21, 2005 were ranged from S$0.875 to S$0.895 per share. The weighted average closing price of GP Ind's shares immediately before the dates on which the options were exercised during the year ended March 31, 2006 was S$0.88.

(iii) CIHL's share option schemes

CIHL has a share option scheme adopted in June 1999 (The "CIHL 1999 Option Scheme"). According to the CIHL 1999 Option Scheme, the directors of CIHL is authorised, at any time within ten years after the adoption of CIHL 1999 Option Scheme, to grant options to any directors or employees of CIHL or any of its subsidiaries to subscribe for CIHL's shares at a price not more than 20% discount of the average of the closing prices of CIHL's shares on the three trading days immediately preceding the offer date of the options or nominal value of the CIHL's shares, whichever is higher. Unless otherwise cancelled or amended, CIHL 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the CIHL 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of CIHL on the day preceding the offer date.

The number of shares in respect of which options had been granted and outstanding on March 31, 2006 under the CIHL 1999 Option Scheme was 504,000, representing 0.4% of the shares of CIHL on March 31, 2006. Options granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The CIHL 1999 Option Scheme was terminated upon the privatisation of CIHL during the year and the outstanding options were cancelled.

36. 購股權 *(續)*

(iii) CIHL購股權計劃 *(續)*

在一九九九年CIHL購股權計劃下，截至二零零六年及二零零七年三月三十一日止年度之尚未行使購股權載列如下：

36. SHARE OPTIONS *(continued)*

(iii) CIHL's share option schemes *(continued)*

The share options outstanding under the CIHL 1999 Option Scheme during the year ended March 31, 2006 and 2007 and as at March 31, 2006 and 2007 are as follows:

授予日期 Date of grant	可行使期間 Exercisable period	行使價 Exercise price 坡元 S$	於二零零五年四月一日尚未行使 Outstanding at 4.1.2005	於截至二零零六年三月三十一日止年內行使 Exercised during the year ended 3.31.2006	於截至二零零六年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2006	於二零零六年三月三十一日尚未行使 Outstanding at 3.31.2006	於截至二零零七年三月三十一日止年內註銷 Cancelled during the year ended 3.31.2007	於二零零七年三月三十一日尚未行使 Outstanding at 3.31.2007
本公司董事								
Directors of the Company								
5.25.2000	5.25.2002–5.24.2010	2.025	360,000	–	–	360,000	(360,000)	–
CIHL董事								
Directors of CIHL								
5.25.2000	5.25.2002–5.24.2010	2.025	50,000	(20,000)	–	30,000	(30,000)	–
CIHL非執行董事								
Non-executive directors of CIHL								
5.25.2000	5.25.2002–5.24.2005	2.25	150,000	(150,000)	–	–	–	–
本集團僱員								
Employees of the Group								
5.25.2000	5.25.2002–5.24.2010	1.9125	134,000	–	(25,000)	109,000	(109,000)	–
5.25.2000	5.25.2002–5.24.2010	2.025	142,000	–	(137,000)	5,000	(5,000)	–
			276,000	–	(162,000)	114,000	(114,000)	–

於二零零五年四月十四日至二零零五年七月二十二日行使購股權期間，CIHL股份之市價範圍由每股2.70坡元至2.72坡元。於截至二零零六年三月三十一日止年內購股權獲行使前一日CIHL股份收市價之加權平均數為2.71坡元。

The market prices of shares of CIHL on the dates of which options were exercised for the period from April 14, 2005 to July 22, 2005 were ranged from S$2.70 to S$2.72. The weighted average closing price of CIHL's share immediately before the dates on which the options were exercised during the year ended March 31, 2006 was S$2.71.

於截至二零零七年三月三十一日止年度，集團就本公司及附屬公司授出之購股權而被確認之總支出為零港元（二零零六年：690,000港元）。

The Group recognised the total expenses of HK$nil for the year ended March 31, 2007 (2006: HK$690,000) in relation to share options granted by the Company and the subsidiaries.

37. 儲備

集團

法定盈餘包括集團所佔於中國之附屬公司之法定盈餘儲備。於截至二零零七年三月三十一日止年度，總數1,487,000港元之儲備因抵銷中國附屬公司累積虧損而減少。於截至二零零六年三月三十一日止年度，就中國之地區法定要求，總數3,212,000港元之儲備被分配及轉至法定盈餘。

集團之累積溢利中包括集團聯營公司之保留溢利942,593,000港元（二零零六年：700,873,000港元）。

公司

37. RESERVES

THE GROUP

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries in the PRC. During the year ended March 31, 2007, a total amount of HK$1,487,000 was reduced to set off accumulated losses of PRC subsidiaries. For the year ended March 31, 2006, a total amount of HK$3,212,000 was appropriated and transferred to legal surplus as a result of the statutory requirements from local authorities in the PRC.

The accumulated profits of the Group include profits of HK$942,593,000 (2006: HK$700,873,000) retained by associates of the Group.

THE COMPANY

		股本溢價 Share premium 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	保留溢利 Retained profits 千港元 HK$'000	合計 Total 千港元 HK$'000
於二零零五年四月一日	At April 1, 2005	460,336	11,242	35,358	16,479	249,905	773,320
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	3,599	–	–	–	–	3,599
全年溢利	Profit for the year	–	–	–	–	4,691	4,691
已派發股息	Dividend paid						
一二零零五年末期股息	– 2005 final dividend	–	–	–	(16,479)	–	(16,479)
一二零零六年中期股息	– 2006 interim dividend	–	–	–	–	(16,479)	(16,479)
建議股息	Dividend proposed						
一二零零六年末期股息	– 2006 final dividend	–	–	–	16,479	(16,479)	–
二零零六年三月三十一日	At March 31, 2006	463,935	11,242	35,358	16,479	221,638	748,652
全年溢利	Profit for the year	–	–	–	–	128,795	128,795
已派發股息	Dividend paid						
一二零零六年末期股息	– 2006 final dividend	–	–	–	(16,479)	–	(16,479)
一二零零七年中期股息	– 2007 interim dividend	–	–	–	–	(16,479)	(16,479)
建議股息	Dividend proposed						
一二零零七年末期股息	– 2007 final dividend	–	–	–	16,479	(16,479)	–
於二零零七年三月三十一日	At March 31, 2007	463,935	11,242	35,358	16,479	317,475	844,489

本公司於二零零七年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為333,954,000港元（二零零六年：238,117,000港元）。

The Company's reserves available for distribution to shareholders as at March 31, 2007 are represented by the accumulated profits and the dividend reserve totalling HK$333,954,000 (2006: HK$238,117,000).

38. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山工業集團公積金計劃，此計劃為一項介定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬、服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參予金山工業集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

有關金山工業集團公積金計劃，僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為483,000港元（二零零六年：307,000港元）。於二零零七年三月三十一日，可供減低僱主將來供款水平之被取消權利供款為52,000港元（二零零六年：零港元）。

於是年度，集團支付約7,858,000港元（二零零六年：8,066,000港元）之退休福利供款。

38. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authorities in their respective countries.

For the Gold Peak Group Provident Fund Scheme, the unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$483,000 (2006: HK$307,000). As at March 31, 2007, the forfeited contributions which were available to reduce the level of employers' future contributions is HK$52,000 (2006: nil).

The Group contributed an aggregate amount of approximately HK$7,858,000 (2006: HK$8,066,000) to the above retirement benefit schemes during the year.

39. 應當出售附屬公司

於二零零五年六月二十三日，本集團前非全資擁有附屬公司兆光科技有限公司（「兆光科技」）訂立買賣協議購入Bright Target Technology Limited全部股本權益。收購代價為173,190,000港元，並以發行兆光科技股份支付。是項交易於二零零五年八月完成。因此，兆光科技於完成交易後成為本集團之聯營公司。

39. DEEMED DISPOSAL OF SUBSIDIARIES

On June 23, 2005, Lighthouse Technologies Limited ("Lighthouse"), a previously non-wholly owned subsidiary of the Company, entered into a sale and purchase agreement for the acquisition of entire equity interest in Bright Target Technology Limited. The purchase consideration of HK$173,190,000 was satisfied by the issue and allotment of the ordinary share of Lighthouse. The transaction was completed in August 2005. As a result, Lighthouse became an associate of the Group upon completion of the transaction.

		2006 千港元 HK$'000
出售資產淨值：	Net assets disposed of:	
物業、廠房及設備	Property, plant and equipment	20,751
遞延支出	Deferred expenditure	18,011
商譽	Goodwill	41,275
存貨	Inventories	89,471
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayment	161,011
可收回稅項	Taxation recoverable	700
銀行結餘及現金	Bank balances and cash	1,888
應付賬項及費用	Creditors and accrued charges	(60,392)
銀行貸款、透支及商業信貸	Bank loans, overdrafts and import loans	(155,966)
遞延稅項負債	Deferred tax liabilities	(2,958)
少數股東權益	Minority interests	(17,266)
		96,525
剩餘應佔聯營公司權益（附註）	Interests in associate retained (Note)	122,571
		26,046
減：是項交易支出	Less: Expenses incurred for the transaction	(18,463)
應當出售之收益	Gain on deemed disposal	7,583
因出售而產生之現金及等值現金流出淨額分析：	Analysis of net outflow of cash and cash equivalents arising on the disposal:	
銀行結存及現金出售	Bank balances and cash disposed of	(1,888)

於截至二零零六年三月三十一日止年內出售之附屬公司，使本集團之經營業務產生了8,942,000港元之淨現金流入，於投資業務有11,091,000港元之淨現金流出，並在融資活動中，有1,610,000港元之淨現金流入。

The subsidiaries disposed of during the year ended March 31, 2006 contributed HK$8,942,000 to the Group's net operating cash inflow, HK$11,091,000 to the net cash outflow in investing activities and HK$1,610,000 to the net cash inflow in financing activities for that year.

附註： 金額包括集團應佔Bright Target Limited之資產淨值。

Note: The amount includes the Group's share of net assets of Bright Target Limited.

40. 出售附屬公司

於二零零六年九月七日，GP工業與一獨立第三者簽訂合約出售其附屬公司惠州金山電裝有限公司（「惠州金山」）之權益，代價為55,920,000港元。惠州金山從事製造及銷售汽車配線。於綜合損益表中被確認之出售虧損為2,833,000港元。

40. DISPOSAL OF A SUBSIDIARY

On September 7, 2006, GP Ind entered into an agreement with an independent third party to dispose of its interest in GP Auto Cable (Huizhou) Limited ("GPAC"), a subsidiary of GP Ind, at a consideration of HK$55,920,000. GPAC was engaged in the manufacture and sale of automotive wire harness and a loss on disposal of HK$2,833,000 was recognised in the consolidated income statement.

		2007 千港元 HK$'000
出售淨資產：	Net assets disposed of	
物業、廠房及設備	Property, plant and equipment	25,516
存貨	Inventories	36,070
應收帳項及預付款項	Debtors and prepayments	16,042
銀行結存及現金	Bank balances and cash	6,294
應付賬項及費用	Creditors and accrued charges	(18,664)
税項	Taxation payable	(365)
		64,893
法定盈餘	Legal surplus	170
少數股東權益	Minority interests	(6,310)
出售虧損	Loss on disposal	(2,833)
總代價	Total consideration	55,920
付款方式：	Satisfied by:	
現金	Cash	55,920
購入附屬公司所產生之現金及等值現金流入淨額：	Analysis of net inflow of cash and cash equivalents arising on disposal:	
已收取現金代價	Cash consideration received	55,920
銀行結存及現金	Bank balances and cash disposed of	(6,294)
		49,626

於本年度，惠州金山對集團之經營業務、投資活動及融資活動分別產生6,851,000港元之現金流入、4,206,000港元之現金外流及2,645,000港元之現金流入。惠州金山對集團本年度溢利之貢獻為3,517,000港元。

During the year, GPAC contributed the Group's cash inflow of HK$6,851,000, outflow of HK$4,206,000 and inflow of HK$2,645,000 to the Group's operating activities, investing activities and financing activities, respectively. GPAC contributed to the Group's profit for the year of HK$3,517,000.

41. 購入附屬公司

於二零零六年十二月，本集團以5,240,000坡元（相等於約26,242,000港元）之現金代價購入Coudrey Investments Limited（「Coudrey」）之80%股本權益。

於二零零六年一月，本集團以2,478,000港元代價購入GE Bowden (Hong Kong) Limited之全部股權。收購以收購法入賬。

41. ACQUISITION OF SUBSIDIARIES

In December 2006, the Group acquired the 80% equity interests in Coudrey Investments Limited ("Coudrey") at a cash consideration of S$5,240,000 (equivalent to approximately HK$26,242,000).

In January 2006, the Group acquired the entire interests in GE Bowden (Hong Kong) Limited at a consideration of HK$2,478,000. The acquisitions were accounted for by using the acquisition method.

		2007 千港元 HK$'000	2006 千港元 HK$'000
購入淨資產之賬面值及公平值：	The carrying amounts and fair value of net asset acquired:		
所佔聯營公司權益	Interests in associates	10,432	-
應收帳項及預付款項	Debtors, bills receivable and prepayments	-	4,840
銀行結存及現金	Bank balances and cash	-	374
應付賬項及費用	Creditors and accrued charges	-	(1,936)
		10,432	3,278
購入附屬公司所產生之折讓	Discount on acquisition	-	(800)
購入附屬公司所產生之溢價	Goodwill arising from acquisition	17,896	-
購入附屬公司所產生之少數股東權益	Minority interests arising on acquisition of subsidiaries	(2,086)	-
		26,242	2,478
付款方式：	Satisfied by:		
現金	Cash paid	26,242	-
應付代價	Consideration payable	-	2,478
		26,242	2,478
購入附屬公司所產生之現金及等值現金流入淨額：	Analysis of net inflow of cash and cash equivalents arising on acquisition of subsidiaries:		
現金及等值現金購入	Cash and cash equivalents acquired		
銀行結存及現金	Bank balances and cash	-	374
		-	374
現金支付	Cash paid	(26,242)	-
		(26,242)	374

Coudrey於印尼成立，從事分銷電子產品之開關掣。購入Coudrey之商譽反映董事對Coudrey將來發展及其現今市場網絡之正面展望。

Coudrey is incorporated in Indonesia and engaged in the business of distribution of switching key for electronic products. The goodwill on acquisition of Coudrey is arising from the directors' positive views on the future business prospects of Coudrey's business development and its current business networks in the market.

於截至二零零七年三月三十一日及二零零六年三月三十一日止年度購入之附屬公司對本集團是年度之現金流量或營運業績並無重大之貢獻（即使收購於年初完成）。

The subsidiaries acquired during the year ended March 31, 2007 and March 31, 2006 did not contribute significantly to the Group's cash flow or operating results for the year even the acquisition had been completed on the first day of the year.

42. 重要非現金交易

於是年度，GP工業將其於新加坡上市非全資附屬公司CIHL根據新加坡公司法第210節以協議計劃方式私有化（「計劃」）。根據計劃，GP工業以每股0.63坡元（相等於約2.92港元）發行116,758,482股新股份收購36,878,901股CIHL股份。計劃於二零零六年九月二十八日完成。

42. MAJOR NON-CASH TRANSACTION

During the year, GP Ind privatised CIHL, a non-wholly owned listed subsidiary in Singapore, by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore, Chapter 50 of Singapore (the "Scheme"). Under the Scheme, GP Ind issued 116,758,482 new ordinary shares at S$0.63 each (equivalent to approximately HK$2.92) to acquire 36,878,901 shares in CIHL. The Scheme was completed on September 28, 2006.

43. 年末現金及等值現金結存

43. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

		2007 千港元 HK$'000	2006 千港元 HK$'000
銀行結存、存款及現金	Bank balances, deposits and cash	**488,456**	791,476
銀行透支	Bank overdrafts	**(12,888)**	(4,232)
		475,568	787,244

44. 或然負債

44. CONTINGENT LIABILITIES

		本集團 THE GROUP		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
銀行貸款擔保被使用：	Guarantees given to banks in respect of banking facilities utilised by:				
聯營公司	Associates	**163,421**	162,138	**103,466**	93,319

45. 承擔

45. COMMITMENTS

		本集團 THE GROUP	
		2007 千港元 HK$'000	2006 千港元 HK$'000
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**369**	143

46. 營業租賃承擔 / OPERATING LEASE COMMITMENTS

租用者 / As lessee

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

At the balance sheet date, the Group has outstanding commitments under non-cancellable operating leases which fall due as follows:

		2007			2006		
		土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000	土地及房產 Land and buildings 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	其他 Others 千港元 HK$'000
一年內	Within one year	**18,107**	**80**	**2,707**	23,411	25	2,194
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**27,883**	**306**	**4,603**	44,956	22	3,218
超過五年	Over five years	**8,582**	**–**	**–**	34,622	–	585
		54,572	**386**	**7,310**	102,989	47	5,997

營業租賃租金代表集團付於租用辦公室及工廠之租金。租賃年期一般商議為一年至二十年。

Operating lease payments represent rentals payable by the Group for its office properties and factories. Leases are negotiated for term from one to twenty years.

47. 關連人仕交易 / RELATED PARTY TRANSACTIONS

本集團與聯營公司進行以下重大交易：

The Group entered into the following significant transactions with its associates:

		2007 千港元 HK$'000	2006 千港元 HK$'000
購買自聯營公司	Purchases from associates	**73,320**	85,463
銷售予聯營公司	Sales to associates	**33,136**	51,540
自聯營公司之管理費收入	Management fee income received from associates	**13,009**	11,615
自聯營公司之利息收入	Interest income received from associates	**167**	230
自聯營公司之租金收入	Rental income from associates	**3,226**	4,594

於資產負債表日，本集團及本公司與聯營公司有以下往來賬列於應收賬項、應收票據、預付款項，及應付賬項及費用內：

As at the balance sheet date, the Group and the Company have the following balances with its associates under debtors, bills receivable and prepayments and creditors and accrued charges:

		本集團 THE GROUP		本公司 THE COMPANY	
		2007 千港元 HK$'000	2006 千港元 HK$'000	2007 千港元 HK$'000	2006 千港元 HK$'000
應收聯營公司貨款	Trade receivables due from associates	**6,503**	13,847	**–**	–
其他應收聯營公司款項	Other receivables due from associates	**76,733**	136,346	**18,266**	20,257
應付聯營公司貨款	Trade payables due to associates	**10,925**	9,150	**–**	–
其他應付聯營公司之款項	Other payables due to associates	**8,221**	11,869	**–**	–

主要管理層包括本公司董事，而付予他們的補償已載列於附註10。

The key management personnel includes solely the directors of the Company and the compensation paid to them is disclosed in note 10.

48. 資產負債表結算日後事項

(a) 繼資產負債表日後，GP工業購入3,687,000股美隆股份。美隆為一間於台灣成立之公司，其股份於台灣證券交易所上市。GP工業所持美隆權益增至20.1%，美隆因此為本集團聯營公司。於二零零七年三月三十一日，美隆被列賬為可供出售投資。

(b) 於資產負債表日後，GP工業出售其所有40,300,086股TCL股份，相當於TCL全部已發行股份約1.56%。出售總代價為人民幣211,000,000元。於二零零七年三月三十一日，TCL被列賬為可供出售投資。

48. POST BALANCE SHEET EVENTS

(a) Subsequent to the balance sheet date, GP Ind acquired 3,687,000 shares in Meiloon, a company incorporated in Taiwan and its shares are listed in the Taiwan Stock Exchange Corporation. GP Ind's interests in Meiloon has increased to 20.1% and it becomes an associate of the Group. The investment in Meiloon was accounted for as available-for-sale investments as at March 31, 2007.

(b) Subsequent to the balance sheet date, GP Ind disposed of all of its 40,300,086 shares of TCL, representing approximately 1.56% of the entire issued share capital of TCL, at an aggregate consideration of RMB211,000,000. The investment in TCL was accounted for as available-for-sale investments as at March 31, 2007.

49. 主要附屬公司

49. PRINCIPAL SUBSIDIARIES

附屬公司名稱 Name of subsidiary	成立/註冊地方 Place of incorporation/ registration	發行股本值 Nominal value of issued capital	主要業務 Principal activities
電子部 **Electronics division**			
Ashton Investments Pte Limited**	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
寶頓實業有限公司** Bowden Industries Limited**	香港 Hong Kong	HK$476,000,000	控股投資、產製及銷售電器電線配件、電子控制器及有關產品 Investment holding, manufacturing and trading of electrical wiring accessories, electronics control devices and related products
CIH Limited**(100%)	新加坡 Republic of Singapore	S$38,776,898	控股投資 Investment holding
Famingo Pte Ltd. **	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
GP Acoustics Limited **	英屬維爾京群島 British Virgin Islands	US$14,865,980	控股投資 Investment holding
GP Acoustics (UK) Limited **	英國 United Kingdom	£18,000,000	控股投資及銷售揚聲器 Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited **	香港 Hong Kong	HK$20,000,000	推廣及銷售音響產品 Marketing and trading of audio equipment

附屬公司名稱 Name of subsidiary	成立/註冊地方 Place of incorporation/ registration	發行股本值 Nominal value of issued capital	主要業務 Principal activities
金山汽配工業有限公司** GP Auto Parts Limited **	香港 Hong Kong	HK$8,010,000	控股投資、推廣及銷售汽車配線 Investment holding, marketing and trading of automotive wire harness
金柏電子（中國）有限公司** GP Electronics (China) Limited **	香港 Hong Kong	HK$2	控股投資 Investment holding
惠州市金山電子有限公司** (92.50%)@ GP Electronics (Huizhou) Co Ltd. ** (92.50%) @	中國 PRC	HK$100,000,000	產製揚聲器及揚聲器部件 Manufacturing of loudspeakers and speaker components
GP工業有限公司 (69.34%) GP Industries Limited (69.34%)	新加坡 Republic of Singapore	S$115,289,585	控股投資 Investment holding
金超霸照明科技（惠州）有限公司** GP Lighting Technology (Huizhou) Limited **	中國 PRC	HK$50,000,000	產製及銷售照明產品及配件 Manufacturing and trading of lighting products and accessories
惠州金山精密部件有限公司** (70%)@ GP Precision Parts (Huizhou) Ltd. ** (70%) @	中國 PRC	HK$6,237,561	產製塑膠及金屬部件 Manufacturing of plastic parts and metal parts
金柏電子國際有限公司** GPE International Limited **	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding
金山電子有限公司** GP Electronics (HK) Limited **	香港 Hong Kong	HK$34,000,000	推廣及銷售音響產品 Marketing and trading of audio products
惠州金山線束科技有限公司**(80%)@ Huizhou GP Wiring Technology Ltd. ** (80%) @	中國 PRC	US$1,500,000	產製汽車配線 Manufacturing of automotive wire harness
Tarway Two Pty. Ltd.**	澳洲 Australia	A$96,840,002	控股投資 Investment holding
科技及策略部 Technology and strategic division			
GP eBiz Limited	開曼群島 Cayman Islands	US$2	在香港控股投資 Investment holding in Hong Kong

49. 主要附屬公司（續） 49. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立/註冊地方 Place of incorporation/registration	發行股本值 Nominal value of issued capital	主要業務 Principal activities
金柏電子（集團）有限公司 GP Electronics (Holdings) Limited	開曼群島 Cayman Islands	HK$1,000,000	在香港控股投資 Investment holding in Hong Kong
金山科技有限公司 GP Technologies Limited	香港 Hong Kong	HK$4	控股投資 Investment holding
啟天有限公司* Grand Prix Limited *	香港 Hong Kong	HK$2	控股投資 Investment holding
國際之獅有限公司 International Resolute Company Limited	香港 Hong Kong	HK$10,000	物業投資 Property holding
KH Technology Corporation	開曼群島 Cayman Islands	US$10,000	持有商標 Holding of trademarks
Makinen Properties Limited	英屬維爾京群島 British Virgin Islands	US$1	在英國控股及物業投資 Investment holding and property holding in the United Kingdom
名人投資有限公司 Peak Power Investment Limited	香港 Hong Kong	HK$2	物業投資 Property holding
Triwish Limited *	英屬維爾京群島 British Virgin Islands	US$1	在香港物業投資 Property holding in Hong Kong
惠山投資有限公司 Whitehill Investment Limited	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding

* 公司之全資附屬公司直接或間接持有
** 由GP工業直接或間接持有
@ 此等公司為中外合營公司

* Directly or indirectly held by wholly-owned subsidiaries of the Company
** Directly or indirectly held by GP Ind
@ These companies are established as sino-foreign joint ventures

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

Except for the companies established in the PRC, the classes of shares held by the Group in the above companies are ordinary shares issued by these companies.

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立 註冊地方。

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

50. 主要聯營公司

50. PRINCIPAL ASSOCIATES

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Effective equity interest attributable to the Group	主要業務 Principal activities
金山電池國際有限公司 GP Batteries International Limited	新加坡 Republic of Singapore	34.11%	產製、發展及推廣電池及有關產品 Manufacture, development and marketing of batteries and related products
電子部 **Electronics division**			
古河金山電裝（香港）有限公司 Furukawa GP Auto Parts (HK) Limited	香港 Hong Kong	13.87%	控股投資 Investment holding
領先工業有限公司（前稱為樂庭實業有限公司） Linkz Industries Limited (formerly known as "LTK Industries Limited")	香港 Hong Kong	31.29%	控股投資、產製電纜及電線 Investment holding and manufacturing of electronic cables and wires
力峰工業有限公司 Maxson Industries Limited	香港 Hong Kong	33.98%	控股投資 Investment holding
惠山工業有限公司 Shinwa Industries (H.K.) Limited	香港 Hong Kong	10.40%	控股投資、產製及銷售電子產品 Investment holding, manufacturing and trading of electronic products
SPG（香港）有限公司 SPG Industry (H.K.) Limited	香港 Hong Kong	32.18%	控股投資及高精密度五金及塑膠部件貿易 Investment holding and trading of high precision metal and plastic parts
智富科技有限公司 Wisefull Technology Limited	香港 Hong Kong	20.80%	控股投資及金屬製品貿易 Investment holding and trading of metallic products
徐州格盧電子有限公司 @ Xuzhou Gloria Electronics Co., Ltd. @	中國 PRC	17.34%	產製汽車音響部件 Manufacturing of car audio parts

50. 主要聯營公司 *(續)*

50. PRINCIPAL ASSOCIATES *(continued)*

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Effective equity interest attributable to the Group	主要業務 Principal activities
科技及策略部 **Technology and strategic division**			
兆光科技有限公司 Lighthouse Technologies Limited	香港 Hong Kong	43.94%	發展及銷售LED顯示屏 Development and sale of LED display screens
安橋（中國）有限公司 Onkyo China Limited	香港 Hong Kong	33.33%	推廣及分銷音響產品 Marketing and distribution of audio equipment
徐州金寶磁性材料有限公司 @ Xuzhou Jinbao Magnetic Material Co. Ltd. @	中國 PRC	40.00%	產製及銷售揚聲器及摩托磁頭之磁石 Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

@ 此等公司為中外合營公司

@ These companies are established as sino-foreign joint ventures

除特別註明外，以上所有聯營公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限責任公司。

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. Except for the companies established in the PRC, all of the above companies are incorporated as limited liability companies.

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

The above table lists the associates of the Group which, in the opinion of the directors, the Group exercised significant influence and principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

Financial Summary of GP Industries Limited
GP工業有限公司財務概要

綜合損益表 **CONSOLIDATED PROFIT AND LOSS ACCOUNT**

截至三月三十一日止年度 Year ended March 31

		2007 千坡元 S$'000	2007 千港元* HK$'000*	2006 千坡元 S$'000 (重新編列) (As restated)	2006 千港元* HK$'000* (重新編列) (As restated)
營業額	Turnover	383,443	1,902,629	398,535	1,864,506
除税前溢利	Profit before taxation	80,594	399,904	30,985	144,960
税項	Taxation	(11,097)	(55,063)	(9,666)	(45,221)
持續經營業務除税後溢利	Profit after taxation from continuing operations	69,497	344,841	21,319	99,739
終止經營業務虧損	Loss after tax from discontinued operations	-	-	(948)	(4,435)
除税後溢利	Profit after taxation	69,497	344,841	20,371	95,304
少數股東權益	Minority interests	(538)	(2,669)	(505)	(2,363)
全年溢利	Profit for the year	68,959	342,172	19,866	92,941

綜合資產負債表 **CONSOLIDATED BALANCE SHEET**

於三月三十一日 At March 31

		2007 千坡元 S$'000	2007 千港元* HK$'000*	2006 千坡元 S$'000	2006 千港元* HK$'000*
物業、廠房及設備	Property, plant and equipment	45,354	233,560	55,578	266,386
聯營公司權益	Interest in associates	291,275	1,499,979	249,748	1,197,042
非上市股本投資	Investment in unquoted equity shares	42,467	218,692	41,172	197,338
長期應收賬	Non-current receivable	64,111	330,152	128,241	614,659
其他投資	Other investments	15,494	79,790	12,458	59,711
有價證券	Marketable securities	19,140	98,565	18,818	90,195
衍生金融工具	Derivative financial instruments	-	-	4,453	21,343
遞延税項資產	Deferred tax assets	2,406	12,390	3,179	15,237
無形資產	Intangible assets	10,660	54,896	8,380	40,165
流動資產	Current assets	368,522	1,897,778	417,080	1,999,064
總資產	Total assets	859,429	4,425,802	939,107	4,501,140
非流動負債	Non-current liabilities	96,467	496,776	215,905	1,034,833
流動負債	Current liabilities	282,801	1,456,340	242,622	1,162,887
總負債	Total liabilities	379,268	1,953,116	458,527	2,197,720
淨資產	Net assets	480,161	2,472,686	480,580	2,303,420
股東資金	Shareholders' funds	475,902	2,450,753	366,037	1,754,415
少數股東權益	Minority interests	4,259	21,933	114,543	549,005
		480,161	2,472,686	480,580	2,303,420
市值	**MARKET CAPITALISATION**	288,223	1,484,267	332,833	1,595,269

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

Financial Summary of GP Batteries International Limited
金山電池國際有限公司財務概要

綜合損益表 **CONSOLIDATED PROFIT AND LOSS ACCOUNT**

截至三月三十一日止年度 Year ended March 31

		2007 千坡元 S$'000	2007 千港元* HK$'000*	2006 千坡元 S$'000	2006 千港元* HK$'000*
營業額	Turnover	819,722	4,067,428	886,305	4,146,489
除税前溢利	Profit before taxation	20,125	99,859	22,149	103,622
税項	Taxation	(4,483)	(22,244)	(4,600)	(21,521)
除税後溢利	Profit after taxation	15,642	77,615	17,549	82,101
少數股東權益	Minority interests	(3,523)	(17,481)	(3,969)	(18,569)
全年溢利	Profit for the year	12,119	60,134	13,580	63,532

綜合資產負債表 **CONSOLIDATED BALANCE SHEET**

於三月三十一日 At March 31

		2007 千坡元 S$'000	2007 千港元* HK$'000*	2006 千坡元 S$'000 (重新編列) (As restated)	2006 千港元* HK$'000* (重新編列) (As restated)
商譽	Goodwill arising on consolidation	14,170	72,971	12,558	60,190
投資物業	Investment properties	16,230	83,580	16,075	77,048
物業、廠房及設備	Property, plant and equipment	245,640	1,264,972	271,946	1,303,437
聯營公司權益	Interest in associates	51,983	267,697	58,338	279,614
其他投資	Other Investments	3,755	19,337	4,358	20,888
遞延税項資產	Deferred tax assets	2,369	12,200	2,936	14,072
遞延支出	Deferred expenditure	17,966	92,520	26,791	128,409
流動資產	Current assets	499,125	2,570,343	437,325	2,096,099
總資產	Total assets	851,238	4,383,620	830,327	3,979,757
非流動負債	Non-current liabilities	229,540	1,182,062	122,707	588,135
流動負債	Current liabilities	243,196	1,252,386	331,038	1,586,665
總負債	Total liabilities	472,736	2,434,448	453,745	2,174,800
淨資產	Net assets	378,502	1,949,172	376,582	1,804,957
股東資金	Shareholders' funds	330,473	1,701,837	325,742	1,561,281
少數股東權益	Minority interests	48,029	247,335	50,840	243,676
		378,502	1,949,172	376,582	1,804,957
市值	**MARKET CAPITALISATION**	139,211	716,896	188,332	902,675

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as at the respective year end dates.

Kan & Lau Design Consultants



Gold Peak Industries (Holdings) Limited
金山工業(集團)有限公司

Gold Peak Building, 8/F, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電郵：gp@goldpeak.com
網址：www.goldpeak.com

RECEIVED
2007 AUG -7 A 2:
FICE OF INTERNAT

GP INDUSTRIES



GP Industries Limited Annual Report 2006-2007

FINANCIAL CALENDAR

Announcement of First Quarter Results
14 August 2006

Announcement of Second Quarter Results
9 November 2006

Announcement of Third Quarter Results
8 February 2007

Announcement of Full Year Results
30 May 2007

Despatch of Annual Report to Equity Holders
13 July 2007

Annual General Meeting
30 July 2007

Dividends
Interim
Paid on 12 December 2006
Final
Payable in August 2007

CONTENTS

1 Group Profile
2 Corporate Information
3 Business Structure
4 Board of Directors and Senior Management
6 Financial Highlights
8 Five-year Financial Summary
10 Chairman's Statement
14 Review of Operations
23 Corporate Calendar of Events and Awards
24 Financial Reports and Corporate Governance Statement


Sweden
Denmark
Netherlands
UK
Poland
Germany
France
Italy
South Korea
Japan
China
Hong Kong
Taiwan
Thailand
Malaysia
Singapore
Philippines
Canada
USA
Manufacturing and Distribution
Marketing and Distribution

GP Industries Limited is an international manufacturing and marketing group in the electronics and batteries industries.

The Company has been listed on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST") since 1995 and is a component stock of the SingEquities Electronics Index since December 1999. It is the main industrial investment vehicle of Hong Kong-listed Gold Peak Industries (Holdings) Limited which currently owns a 69.3%* interest in the Company. GP Industries currently holds a 49.2%* interest in GP Batteries International Limited.

GP Batteries is engaged in the development, manufacture and marketing of batteries and related products. It has been listed on the SGX-ST since 1991 and is a component stock of the Business Times Singapore Regional Index.

In addition, GP Industries is also engaged in the development, manufacture and marketing of a wide range of products including electronics and components, cables and wire harness, acoustics and light fittings. It also has investments in other businesses.

The Group has a strong and extensive manufacturing and distribution network spanning over 10 countries, including a strong foothold in China. Excluding associates, the Group currently employs over 3,000 people and occupies a total floor area of approximately 127,000 square metres.

* as at 13 June 2007

Board of Directors

Executive

Victor LO Chung Wing
Chairman

LEUNG Pak Chuen
Executive Vice Chairman

Brian LI Yiu Cheung
Managing Director

Andrew CHUANG Siu Leung

Raymond WONG Wai Kan
(resigned on 1 May 2006)

WONG Man Kit
(appointed on 26 May 2006)

Non-Executive

LIM Ah Doo

PHUA Bah Lee

LIM Hock Beng

Audit Committee

LIM Ah Doo
Chairman

PHUA Bah Lee

LIM Hock Beng

Nominating Committee

LIM Hock Beng
Chairman

PHUA Bah Lee

LIM Ah Doo

Victor LO Chung Wing

LEUNG Pak Chuen

Remuneration Committee

PHUA Bah Lee
Chairman

LIM Ah Doo

LIM Hock Beng

Victor LO Chung Wing
(resigned on 26 May 2006)

LEUNG Pak Chuen
(resigned on 26 May 2006)

Company Secretaries

TAN San-Ju

Caroline YEO Poh Noi
(appointed on 8 February 2007)

Registered Office

1 Temasek Avenue
#18-02 Millenia Tower
Singapore 039192
Tel: (65) 6395 0850
Fax: (65) 6395 0860
E-mail: gpind@gp-industries.com
Website: www.gp-industries.com

Share Registrars

Lim Associates (Pte) Ltd
3 Church Street
#08-01 Samsung Hub
Singapore 049483

Auditors

Deloitte & Touche
6 Shenton Way
#32-00 DBS Building Tower Two
Singapore 068809

Audit Partner-in-charge
Alan NISBET
(appointed on 30 May 2007)

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Oversea-Chinese Banking Corporation Limited

BNP Paribas

Hang Seng Bank Limited

United Overseas Bank Limited

Solicitors

Allen & Gledhill
One Marina Boulevard
#28-00
Singapore 018989


GP INDUSTRIES

(Singapore-listed)

Electronics Division

- Electronics & components
- Cables & wire harness
- Acoustics
- LED superscreens (Lighthouse Technologies Limited 19.3%*)
- Light fittings & other investments

GP Batteries International Ltd

49.2%*

(Singapore-listed)

- Rechargeable batteries
- Primary batteries

* GP Industries' respective shareholdings in GP Batteries and Lighthouse as at 13 June 2007



Victor LO Chung Wing | LEUNG Pak Chuen | Brian LI Yiu Cheung | Andrew CHUANG Siu Leung

WONG Man Kit | LIM Ah Doo | PHUA Bah Lee | LIM Hock Beng

Executive Directors

Victor LO Chung Wing *GBS, OBE, JP*

Aged 57, appointed as Chairman and an executive director since 18 October 1995. He was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He resigned from the Remuneration Committee on 26 May 2006. He was last re-elected on 29 July 2005.

Mr Lo is also Chairman and Chief Executive of Hong Kong-listed Gold Peak Industries (Holdings) Limited. He was Chairman of GP Batteries International Limited from 1990 to 1993 .

Mr Lo is a member of the Executive Council of Hong Kong Special Administrative Region, Council Chairman of The Hong Kong Polytechnic University, and Chairman of the Board of Directors of Hong Kong Design Centre. He is also a member of the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee.

Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

LEUNG Pak Chuen

Aged 57, appointed as an executive director since 18 October 1995 and is currently Executive Vice Chairman of the Company. He was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He resigned from the Remuneration Committee on 26 May 2006. He was last re-elected on 28 July 2006.

Mr Leung was Managing Director from 1995 to 2002. He was also appointed Vice Chairman of the Company from 1997 to 2002. He is currently an executive director of Gold Peak Industries (Holdings) Limited.

Mr Leung has been in the electronics manufacturing industry for over 30 years and has played an important role in setting up major joint ventures in China. He is a Vice Chairman of Hong Kong Auto Parts Industry Association.

Mr Leung is a member of the Chartered Institute of Marketing of the UK and The International Institute of Management. He graduated from the Chu Hai College in Hong Kong with a Bachelor's degree in Business Administration.

Brian LI Yiu Cheung

Aged 54, appointed an executive director since 18 October 1995. He was appointed as Deputy Managing Director in 1996 and as Managing Director of the Company in 2002.

Mr Li has been in the electronic engineering and manufacturing industry internationally and in China for more than 20 years. He serves as an executive committee member of the Hong Kong Electronics Industries Association, the Electronics Industry Council of the Federation of Hong Kong Industries, the Cooperative Education Centre at City University of Hong Kong, the Academic Advisory Committee in the Department of Industrial Engineering and Logistics Management at Hong Kong University of Science and Technology as well as a director of The Automotive Parts and Accessory Systems R&D Centre Limited.

Mr Li is a member of the Association of Professional Engineers of British Columbia in Canada. He holds a Bachelor's degree in Electrical Engineering from the University of British Columbia in Canada and a Master Degree in Global Business with Deans Honor from The Chinese University of Hong Kong.

Andrew CHUANG Siu Leung *SBS, JP, PhD, FHKIE*
Aged 59, appointed an executive director since 18 October 1995. He was last re-elected on 30 July 2004. He will be subject to re-election at the Company's forthcoming Annual General Meeting on 30 July 2007.

Dr Chuang is also an executive director of Gold Peak Industries (Holdings) Limited.

In Hong Kong, Dr Chuang serves as Chairman of the Operations Review Committee of the Independent Commission Against Corruption and a member of Legal Aid Services Council.

Dr Chuang graduated from Queen Mary College, University of London with a First Class Honours in Bachelor of Electrical (Electronics) Engineering and a Doctorate degree in Microwave Engineering.

WONG Man Kit
Aged 47, appointed an executive director since 26 May 2006. He is General Manager - Finance as well as Company Secretary of Gold Peak Industries (Holdings) Limited. He was last re-elected on 28 July 2006.

Mr Wong is a fellow member of the Association of Chartered Certified Accountants of the UK, the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Secretaries and Administrators of the UK. He graduated from The Chinese University of Hong Kong with a Master degree in Business Administration.

Non-Executive Directors

LIM Ah Doo
Aged 58, appointed a non-executive and independent director since 15 May 1997. He has been Chairman of the Audit Committee since 2 January 1998 and was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He was last re-elected on 28 July 2006.

Mr Lim is currently a Commissioner of PT Indosat, Director of Bio*One Capital Pte Ltd and President of RGM International Pte Ltd. He previously held various senior positions in a major international banking group active in Asia and was Chairman and Managing Director of a leading merchant bank in Singapore until 1995. He was also the Chairman of the Singapore Merchant Bankers' Association from 1993 to 1995.

Mr Lim graduated from Queen Mary College, University of London with a Bachelor of Science degree in Engineering and obtained a Master degree in Business Administration from Cranfield School of Management, UK.

PHUA Bah Lee
Aged 75, appointed a non-executive and independent director and a member of the Audit Committee since 1995. He was appointed Chairman of the Remuneration Committee and a member of the Nominating Committee on 28 August 2002. He will be subject to retirement and will seek re-election at the Company's forthcoming Annual General Meeting on 30 July 2007.

Mr Phua holds directorships in a number of public and private companies. He was the Parliamentary Secretary of the Ministry of Communications from 1968 to 1971 and Senior Parliamentary Secretary of the Ministry of Defence from 1972 to 1988. He was a Member of Parliament for the Tampines Constituency from 1968 to 1988.

Mr Phua graduated from the Nanyang University of Singapore with a Bachelor's degree in Commerce.

LIM Hock Beng
Aged 67, appointed a non-executive and independent director since 2 January 1998. He was appointed the Chairman of the Nominating Committee and a member of the Remuneration Committee on 28 August 2002. He is also a member of the Audit Committee since 2 January 1998. Mr Lim was last re-elected on 30 July 2004. He will be subject to re-election at the Company's forthcoming Annual General Meeting on 30 July 2007.

Since 1996, Mr Lim has been the Managing Director of Aries Investment Pte Ltd. Prior to that, he founded Lim Associates (Pte) Ltd and was its Managing Director until his retirement at the end of 1995. Mr Lim has more than 30 years of experience and knowledge in corporate secretarial field, which included advising listed companies on compliance with the listing rules. He currently serves on the board as well as on the audit committee of five listed companies in Singapore.

Mr Lim holds a Diploma in Management Accounting and Finance and is a member of the Singapore Institute of Directors.

Senior Management

Stephen MAK Yiu Ming
Joined Gold Peak Group in 1989 and has been seconded to the SPG Group since December 2006 as Assistant Managing Director of SPG Tech (China) Ltd as well as Director and General Manager of SPG Industry (China) Limited, both being associates of the Group. He oversaw the Group's wire harness business prior to his secondment. He has 40 years' experience in the electronics manufacturing industry and holds a Bachelor of Science degree in Electrical Engineering from National Taiwan University.

Eric NG Siu Kai
Joined Gold Peak Group in 1986 and is currently Assistant General Manager - Finance of the Company. He is also appointed a Supervisory Director of Meiloon Industrial Co., Ltd. in Taiwan. Prior to joining Gold Peak, he had audit experience with an international accounting firm. He is a fellow member of the Association of Chartered Certified Accountants, UK and a member of the Hong Kong Institute of Certified Public Accountants.

Tadayuki KOBAYASHI
Joined Gold Peak Group in 2003 and is currently Managing Director of GP Electronics (Huizhou) Co., Ltd. He has more than 30 years' experience in the electronics manufacturing industry and has held senior positions at a Japanese multinational corporation in various locations. He graduated from Tokyo Denki University, Japan with a Bachelor's degree in Electronic Engineering.

Profit and Loss Statement (S$ million)

Year ended 31 March	**2007**	2006
Revenue		
– Continuing operations	**383.4**	398.5
– Discontinued operations	—	100.3
	383.4	498.8
Profit after taxation		
– Continuing operations	**69.5**	21.3
– Discontinued operations	—	(0.9)
	69.5	20.4
Minority interests	**(0.5)**	(0.5)
Profit attributable to equity holders	**69.0**	19.9
Basic earnings per share (cents)		
– Continuing operations	**13.30**	4.56
– Discontinued operations	—	(0.23)
	13.30	4.33
Tax-exempt (1-tier) dividend per share (cents)	**2.30**	2.50
Special tax-exempt (1-tier) dividend per share (cents)	**1.00**	—

Balance Sheet (S$ million)

As at 31 March		
Shareholders' funds	**475.9**	366.0
Total assets	**859.4**	939.1

Ratios

As at 31 March		
Current assets : Current liabilities	**1.30**	1.72
Inventory turnover period (months)	**1.54**	1.74
Net bank borrowings and debt securities : Shareholders' funds	**0.52**	0.47

Other Information

As at 31 March (approx)		
Number of employees (the Company and its subsidiaries)	**3,000**	5,700
Total floor area (the Company and its subsidiaries) (sq m)	**127,000**	173,000



Revenue by Products
Year ended 31 March 2007


2.5%
30.6%
34.4%
32.5%

○	Electronics & components	30.6%
●	Wire harness	32.5%
●	Acoustics	34.4%
●	Light fittings	2.5%

Revenue by Locations
Year ended 31 March 2007


3.2%
24.3%
43.5%
29.0%

○	Asia	43.5%
●	America	29.0%
●	Europe	24.3%
●	Others	3.2%

Assets by Locations
As at 31 March 2007


28.1%
25.0%
5.4%
19.1%
7.5%
14.9%



○	HongKong	25.0%
●	Singapore	19.1%
○	China	14.9%
○	Rest of Asia	7.5%
●	Europe	5.4%
●	Others	28.1%

Operating Profit before Interest, Taxation and Exceptional Items by Business Activities
Year ended 31 March 2007



○	Electronics, components & acoustics	40.1%
●	Cables & wire harness	58.5%
●	Batteries	31.7%
●	Light fittings & other investments	(30.3%)

Consolidated Results

Year ended 31 March

	2007	2006	2005	2004	2003
	S$000	S$000	S$000	S$000	S$000
			(As restated)	(As restated)	(As restated)
Revenue					
- Continuing operations	**383,443**	398,535	418,856	374,545	321,719
- Discontinued operations	—	100,243	107,200	—	—
	383,443	498,778	526,056	374,545	321,719
Profit after taxation					
- Continuing operations	**69,497**	21,319	44,460	81,172	31,889
- Discontinued operations	—	(948)	(6,118)	—	—
	69,497	20,371	38,342	81,172	31,889
Minority interests	**(538)**	(505)	(1,061)	(977)	(719)
Profit attributable to equity holders	**68,959**	19,866	37,281	80,195	31,170

Consolidated Balance Sheet

As at 31 March

Investment properties	—	—	63	355	373
Property, plant and equipment	**45,354**	55,578	89,721	52,390	37,459
Interest in associates	**291,275**	249,748	254,700	437,603	362,892
Investment in unquoted equity shares	**42,467**	41,172	51,415	—	—
Other non-current assets	**34,634**	35,729	31,554	30,947	39,446
Non-current receivables	**64,111**	128,241	146,939	—	2,715
Deferred tax assets	**2,406**	3,179	4,196	—	—
Intangible assets	**10,660**	8,380	10,102	—	2,094
Current assets	**368,522**	417,080	448,364	207,896	211,283
Total assets	**859,429**	939,107	1,037,054	729,191	656,262
Non-current liabilities	**96,467**	215,905	150,738	121,512	170,409
Current liabilities	**282,801**	242,622	358,727	203,103	142,859
Total liabilities	**379,268**	458,527	509,465	324,615	313,268
	480,161	480,580	527,589	404,576	342,994
Shareholders' funds	**475,902**	366,037	399,210	399,183	338,839
Minority interests	**4,259**	114,543	128,379	5,393	4,155
	480,161	480,580	527,589	404,576	342,994





Revenue
Year ended 31 March



2007
S$383.4M
US$244.6M
2006
S$498.8M
US$299.3M
2005
S$526.1M
US$314.0M
2004
S$374.5M
US$215.9M
2003
S$321.7M
US$181.4M



Continuing Operations
Discontinued Operations



Total Assets
As at 31 March



2007
S$859.4M
US$567.4M
2006
S$939.1M
US$580.0M
2005
S$1,037.1M
US$630.2M
2004
S$729.2M
US$434.4M
2003
S$656.3M
US$371.9M

Profit Attributable to Equity Holders*
Year ended 31 March



2007
S$69.0M
US$44.0M
2006
S$19.9M
US$11.9M
2005
S$37.3M
US$22.3M
2004
S$80.2M
US$46.2M
2003
S$31.2M
US$17.6M



Earnings Per Share* & Dividend Per Share
Year ended 31 March



2007
S13.30 US8.49
S3.30 US2.11
2006
S4.33 US2.60
S2.50 US1.50
2005
S8.14 US4.86
S4.50 US2.69
2004
S17.74 US10.23
S7.00 US4.04
2003
S6.97 US3.93
S4.05 US2.28
Earnings Per Share (cents)
Dividend Per Share (cents)

*As restated for figures in Financial Years 2003-2005



Victor LO Chairman

The operating environment for our businesses in the financial year 2006-2007 remained challenging. Costs continued to rise, while over-supply in mainland China has led to intense competition. The Group worked hard to strengthen its position through effective cost control, further rationalisation of operations and concentrating on higher value added products.

Though some of the Group's businesses improved during the year, revenues from continuing operations declined primarily owing to the partial divestment of the wire harness business. However, net profit increased considerably as we benefited from exceptional income arising from the divestments made during the year.

Results

Sales from continuing operations decreased by 3.8% over the previous year to S$383.4 million. Profit before interest and taxation ("PBIT") excluding exceptional items from continuing operations declined by 15.7% to S$30.0 million as higher raw materials costs and rises in the Renminbi eroded margins. Profit attributable to equity holders rose by 247.1% to S$69.0 million while earnings per share ("EPS") from continuing operations was 191.7% higher at 13.3 Singapore cents, with basic EPS up 207.2% to 13.3 Singapore cents. The Board has recommended a final dividend and a special dividend, both of 1.0 Singapore cent, compared with the final dividend of 1.3 Singapore cents for the financial year 2005-2006.

The sharp increases in net profit were the result of the partial disposal of the wire harness business, the disposal of the electronic cable business of associate Linkz Industries Limited ("Linkz") and the privatisation of CIH Limited ("CIHL"), which yielded exceptional gains of S$7.1 million, S$40.3 million and S$5.3 million respectively.

The privatisation of CIHL and the retained profit for the year saw shareholders' funds increase from S$366.0 million to S$475.9 million as at year end. The retention proceeds of CIHL's disposal of its electrical wiring devices and installation systems business to be received in 2008, together with the proceeds from sales of shares in TCL Corporation made in April and May 2007, will further strengthen the Group's financial position.

Business Highlights

Electronics Division

Sales at the Electronics Division declined by 3.8% when compared to the previous financial year, despite expansion in the European and US markets.

Turnover of the electronics and components business declined by 4.9%. Although sales of professional electronics products increased in US dollar terms, those of battery chargers and other consumer electronic products decreased. Contributions from parts and components associates decreased by 25.2%.

Profit contribution was lower, caused by continuing investment in the business, higher raw materials prices and the continuing appreciation of the Renminbi. PBIT excluding exceptional items decreased by 35.7% when compared to last year.

Following the partial disposal of the business, the wire harness business saw sales decline by 21.8% while the PBIT excluding exceptional items decreased by 22.7%. As the Japanese automakers continued to consolidate their supplier base, in September 2006 the Group sold its entire interest in GP Auto Cable (Huizhou) Limited, a subsidiary engaged in the export of wire harness to Japan, to our now 20.0% owned associate, Furukawa GP Auto Parts (HK) Limited, for approximately S$11 million.

Revenue of Linkz increased by more than 50%. Although high copper prices continued to affect profitability, PBIT excluding exceptional items increased by 60%. Linkz's disposal of its electronic cable subsidiaries for approximately S$299 million allows Linkz to focus on the higher growth areas of LAN cables and interconnect products.

Revenue of the acoustics business rose by 22.0% over last year, driven by stronger sales growth in the US. New product lines were well received. Losses were reduced from S$3.4 million reported last year to S$0.2 million this year.

In September 2006, the Group completed the privatisation of CIHL. Sales from the light fittings business increased by 22.4% for the year, as it continued to expand its niche in the architectural light fittings market in China and saw good progress in the Middle East market. Following the privatisation, we also began to streamline the structure. Loss before interest and taxation excluding exceptional items increased from S$8.1 million to S$9.1 million for the financial year.

GP Batteries

Turnover for 49.2% owned GP Batteries International Limited decreased by 7.5% over the preceding year, while profit after taxation declined by 10.9%. The revenue declined despite expansion in certain markets, notably Russia and Eastern Europe.

The GP Batteries Group was hit hard by soaring prices of Nickel and Zinc. Profitability was affected by the time lag between increasing sales prices versus material cost increases. Given these harsh market conditions, GP Batteries did well to preserve gross margins as it benefited from strict cost control measures and its policy of hedging forward Nickel contracts especially in the later part of the year.

Despite such pressure, GP Batteries continued to invest in new technologies and has entered into a co-operation agreement with two Taiwanese companies to develop and market high-power Lithium batteries, which offer higher power density, longer life and higher safety standards than the traditional alternative.

Outlook

Raw materials prices are likely to remain volatile. Shortage of labour and wage increases in mainland China will increase operating costs. The Renminbi is likely to appreciate further. The US dollar may continue to depreciate against the Singapore dollar, and the performance of the US market remains uncertain. These are the challenges and risks ahead of us.

The Group will take on these challenges in the coming year with a more focused structure with fewer but higher quality core businesses. We will continue to pass on to customers material and cost increases, streamline operations and enhance manufacturing and logistics processes to preserve margins.

We will continue with our strategy of improving the quality of our core businesses, developing products that add value through advanced design and technology as well as becoming more environmentally conscious. We will continue to invest in recruiting and developing high-quality staff that are needed to drive this process forward.

The Electronics Division will focus on the electronics and acoustics businesses, where we have established a strong platform. We see long-term opportunities in precision components to serve industry in China. The KEF brand equity will increase as we move into the top end audio/lifestyle segment through the recently introduced Muon speaker.

In April 2007, the Group increased its interest in Meiloon Industrial Co., Ltd. ("Meiloon"), a manufacturer of acoustics and electronics products listed on the Taiwan stock exchange, to above 20%. We expect Meiloon to contribute to the Group's results for the financial year 2007-2008.

Our light fittings business will grow further in the fast-growing China and Middle East markets. It is also exploring ways to integrate lighting, acoustics and electronic controls in future product concepts. In addition, we also expect to put more resources into LED based lighting technology.

We are cautiously optimistic of a turnaround at GP Batteries, which maintains a strong market position and has improved its cost base. We are developing a new range of Lithium batteries as future alternatives to the existing Nickel systems. In addition, we have recently launched a radically new system of consumer rechargeable batteries. Unlike our earlier range, the ReCyko+ rechargeable battery is fully charged when sold. Its ability to retain 85% of its charge if left unused for twelve months opens the way for rechargeable batteries to be used in low drain applications presently dominated by alkaline and Zinc Carbon batteries. It should appeal strongly to consumers in both overall cost and convenience. This drive for "greener" products on the consumer side is matched by increased activities of rechargeable batteries for use in electric transportation.

Barring unforeseen circumstances, we expect to perform satisfactorily in the current financial year, as we maintain our market leadership in batteries and high-end audio equipment, hone costs further and focus more on higher value products.

Vote of thanks

I would like to extend my sincere thanks to our shareholders, business partners and customers for their support. I also thank our management and employees for their dedication and hard work during the year.

Victor LO Chung Wing
Chairman

13 June 2007


Changchun
Changzhou
Suzhou
Shanghai
Chongqing
Hangzhou
Ningbo
Hukow
Taipei
Guangzhou
Dongguan
Huizhou
Shenzhen
Hong Kong

With its extensive manufacturing and distribution network firmly established in major cities in the Greater China, the Group is well positioned to capture the business opportunities there.

Summary of Results

For the financial year under review, sales decreased by 3.8% to S$383.4 million in Singapore dollar terms while it increased by 2.3% in US dollar terms. Sales from the electronics and components business were steady while sales from the wire harness business decreased after divestment of the export wire harness business. However, the acoustics business reported a 22.0% sales growth. Profit attributable to equity holders increased from S$19.9 million to S$69.0 million due mainly to the exceptional gain from partial divestment of the wire harness business and Linkz Industries Limited's ("Linkz", formerly known as LTK Industries Limited) disposal of its electronic cable business unit.

The Group faced a very challenging business environment during the financial year. High component prices, inflationary pressure in China and the appreciation of the Renminbi all added to the costs and adversely affected the gross margins. However, the Group was able to pass on some of the cost increase for certain products to its customers.



During the financial year, the Group also restructured some of its businesses. The Group completed its privatisation of CIH Limited ("CIHL") and divested part of its investment in the wire harness business. Linkz, the Group's cable associate also divested its electronic cable business unit. These changes contributed a pre-tax exceptional gain of approximately S$52.7 million in total.

Based on the weighted average of 518,525,856 shares in issue (2006: 459,068,484 shares), basic earnings per share for the financial year increased from 4.33 Singapore cents to 13.30 Singapore cents.

KEF's home theatre loudspeakers continue to win awards for their excellent sound performance and design.

Sales from the electronics and components business reported a sales decrease of 4.9% in Singapore dollar terms or a 1.1% increase in US dollar terms this financial year when compared with last year. Sales of professional electronics products increased by about 8% in US dollar terms while sales of other consumer electronic products decreased. High component prices and appreciation of the Renminbi led to reduced operating margin. Contribution from the Group's components associated companies also decreased by 25.2%. Operating profit before interest and taxation ("PBIT") and excluding exceptional items from the electronics and components business decreased by 35.7%.

In the wire harness business, the Group sold a subsidiary in the wire harness export business to Furukawa GP Auto Parts (HK) Limited ("FGP") and reduced its interest in FGP from 50.0% to 20.0%. As a result, the Group ceased to register sales of wire harness to Japan and sales from the wire harness business decreased this financial year. In China, FGP's joint ventures continued to perform well. However, due to the Group's reduced interest in the wire harness business, PBIT excluding exceptional items from the wire harness business decreased by 22.7%.

Linkz continued its outstanding performance. Revenue grew by more than 50% and profit contribution grew by more than 60% this financial year. Being a leader in developing environmentally-friendly products, Linkz gained market share when the RoHS (Restriction of Hazardous Substances) regulations became effective in the European Union countries in 2006. In addition, record high copper price led to some consolidation in the cable industry and this enabled Linkz to pass on the increases in raw material cost to its customers. In March 2007, Linkz completed the disposal of its electronic cable business unit and will focus on expanding its local area network cable and interconnect product business units.

"GP Industries caters to both the consumer and professional markets with its wide range of sophisticated audio products."



The Group's professional speakers are widely used in outdoor concerts and events where sound quality matters.

As a result, total PBIT excluding exceptional items from the cable and wire harness business improved by 28.0%. In addition, the cable and wire harness business also reported a net pre-tax exceptional gain of S$47.4 million, comprising the net gain from the above-mentioned transactions involving FGP and the Group's share of exceptional gain from the disposal of the electronic cable business unit of Linkz.

The acoustics business reported a 22.0% revenue growth this financial year. The strong growth was mainly due to introduction of new products and improved market presence. Loss before interest and taxation and excluding exceptional items for the financial year reduced from S$3.4 million reported last year to S$0.2 million this year. During the financial year, the Group increased its investment in Meiloon Industrial Co., Ltd., a manufacturer of acoustics and electronics products listed on the Taiwan stock exchange. In April 2007, the Group's interest in Meiloon exceeded 20% and the Group will account for Meiloon as an associate.

The cable products of Linkz are extensively used in offices and homes for high speed connectivity.





Sales from CIHL's light fittings business improved during the financial year. Efficiency improvements and cost control measures contributed to the company's performance in a market with keen competition while interest income also increased significantly. In this financial year, CIHL reported an exceptional loss of S$1.9 million relating to its investment in TCL Corporation, which is listed on the Shenzhen stock exchange, China. The exceptional loss was recognised pursuant to a share reform plan adopted by TCL in which CIHL's shareholding changed from 47,758,056 non-freely tradable shares to 40,300,086 shares that can be freely traded at the Shenzhen stock exchange starting April 2007. During April to June 2007, CIHL has disposed of all of its investment in TCL and will report an exceptional gain in the financial year ending 31 March 2008. Including the exceptional gain arising from privatisation of CIHL of S$5.3 million, loss before interest and taxation including exceptional items from continuing operations for the financial year under review reduced by 26.6%.

"The Group's cable products are widely recognised in the industry for their superior quality."



> “GP Batteries continues to focus on brand building in the region.”

GP Batteries' turnover for the financial year was S$819.7 million, a decrease of 7.5% compared to previous year. Profit attributable to equity holders of GP Batteries for the financial year was S$12.1 million, compared to S$13.6 million last year.

Turnover for most of the products remained steady except for Nickel Metal Hydride ("NiMH") and Lithium Ion rechargeable batteries, which decreased by about 21% and 30% respectively, while turnover for primary cylindrical batteries increased by about 6%. The persistently record high Nickel prices had triggered a significant market consolidation. Many competitors had either scaled down production or exited from the industry entirely and this had made further price increases possible.

GP Batteries' joint venture for the exclusive design, manufacture and supply of NiMH rechargeable batteries for use in electric powered motorcycles is progressing well. Nevertheless, in view of the high Nickel prices, GP Batteries is exploring an alternative chemistry system for such applications.

The surge in raw material prices especially Nickel and Zinc resulted in lower gross profit margin. However, such margin erosion was mitigated by GP Batteries' forward hedging policy.



GP Batteries' super high-power Lithium batteries score in terms of energy density, high drain performance and cycle life.



Summary

The reduction of interest in the wire harness business and Linkz's disposal of its electronic cable business unit will reduce the Group's revenue and operating profit in the short term. However, the Group will focus its human and financial capital to strengthen and to further grow its core businesses.

The Group will continue to invest into new product design and development, particularly in the areas of electronics and acoustics. The Group will also invest into strengthening its sales and distribution capabilities to further improve the market presence of its brands. The privatisation of CIHL provided opportunities to further rationalise the Group's operations and cost improvement activities to improve the Group's competitiveness.

GP Batteries will continue its prudent forward hedging policy on Nickel and take advantage of the industry's consolidation to capture more market share. GP Batteries also expects there will be further industry-wide price increases and which will slowly improve margins.

Brian LI Yiu Cheung
Managing Director

13 June 2007

CORPORATE CALENDAR OF EVENTS

2006

September

GP Industries completed the privatisation of CIH Limited ("CIHL") and CIHL became a wholly owned subsidiary of the Company. CIHL's shares were de-listed from Singapore Exchange Securities Trading Limited in October.

GP Industries disposed of its 30.0% interest in Furukawa GP Auto Parts (HK) Limited. ("FGP") and transferred its entire interest in GP Auto Cable (Huizhou) Limited to FGP. After the divestment, the Company holds a 20.0% interest in FGP Group.

GP Industries increased its interest in SPG Industry (H.K.) Limited from 29.8% to 46.4%. SPG is engaged in manufacturing and trading of high precision parts and components.

2007

March

The Company's 45.1% associate, LTK Industries Limited, completed the disposal of its subsidiaries comprising LTK's electronic cable business unit. The LAN cable and interconnect products business units remain under LTK's full control after the disposal. LTK was subsequently renamed Linkz Industries Limited in May 2007.

May

The Company increased its interest in Meiloon Industrial Co., Ltd. to 20.1% by acquisition of approximately 5.4% of Meiloon's shares from the open market from June 2006 to May 2007. As a result, Meiloon became an associate of the Company.

AWARDS

Acoustics

- KEF's home theatre system KHT3005 was named the Best Product of the Year 2006-7 in the home theatre loudspeaker category by EISA (European Imaging and Sound Association).

- KEF's fivetwo series model 11, KHT3000 series and KHT6000ACE won the iF Product Design Award 2007 in the Consumer Electronics / Telecommunication category.

Light fittings

- GP Lighting Technology (Huizhou) Limited was named a Green Medalist in the 2006 One Factory-One Year-One Environmental Project ("1-1-1 Program") by the Federation of Hong Kong Industries.

GP Batteries

- GP Ultra Alkaline battery was ranked first in sales volume in Hong Kong in the alkaline segment of battery category in Hong Kong for three years (2004-2006) consecutively, according to AC Nielsen. GP rechargeable battery and charger was ranked No.1 in sales volume and values for the respective category for years 2004 to 2006.

- Four battery factories in China were named Green Medalists and two factories named Green Participants in the 1-1-1 Program.

Cables

- Linkz Industries Limited won Hong Kong Eco-Products Award - Notable Mention for its Halogen-Free High Definition Multimedia Interface Cable.

- Linkz Industries Limited was awarded the Green Manufacturer of the Year: Certificate of Merit 2006 of the 1-1-1 Program.

REPORT OF THE DIRECTORS

The directors of GP Industries Limited present their report together with the audited balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2007.

1. Directors

The directors of the Company in office at the date of this report are:

Executive:
Victor Lo Chung Wing, Chairman
Leung Pak Chuen, Executive Vice Chairman
Brian Li Yiu Cheung, Managing Director
Andrew Chuang Siu Leung
Wong Man Kit (appointed on 26 May 2006)

Non-executive:
Lim Ah Doo
Phua Bah Lee
Lim Hock Beng

2. Arrangements to enable directors to acquire benefits by means of acquisition of shares or debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement, to which the Company is a party, the objective of which is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the Share Option Scheme 1999 set out in paragraph 3 and 5 of this report.

3. Directors' interest in shares and debentures

According to the register of directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act, the undermentioned persons who were directors of the Company at 31 March 2007 had interest in shares of the Company, the Company's ultimate holding company, Gold Peak Industries (Holdings) Limited ("Gold Peak") and the Company's subsidiary, CIH Limited ("CIHL") as detailed below:

3. **Directors' interest in shares and debentures** (cont'd)

	Shareholdings registered in the name of the directors			Shareholdings in which directors are deemed to have an interest		
Name of director	At beginning of financial year or date of appointment, if later	At end of financial year	At 21 April 2007	At beginning of financial year or date of appointment, if later	At end of financial year	At 21 April 2007
Interest in the Company's ordinary shares						
Leung Pak Chuen	1,608,000	1,608,000	1,608,000	-	-	-
Brian Li Yiu Cheung	1,465,000	1,465,000	1,465,000	-	-	-
Andrew Chuang Siu Leung	45,000	45,000	45,000	-	-	-
Wong Man Kit	72,000	72,000	72,000	-	-	-
Lim Ah Doo	70,000	210,000	210,000	-	-	-
Phua Bah Lee	214,000	214,000	214,000	-	-	-
Lim Hock Beng	150,000	150,000	150,000	-	-	-
Options to subscribe for the Company's ordinary shares						
Victor Lo Chung Wing	2,068,000	2,068,000	2,068,000	-	-	-
Leung Pak Chuen	730,000	730,000	730,000	-	-	-
Brian Li Yiu Cheung	650,000	650,000	650,000	-	-	-
Andrew Chuang Siu Leung	720,000	720,000	720,000	-	-	-
Wong Man Kit	175,000	175,000	175,000	-	-	-
Lim Ah Doo	420,000	280,000	280,000	-	-	-
Phua Bah Lee	160,000	160,000	160,000	-	-	-
Lim Hock Beng	224,000	224,000	224,000	-	-	-
Interest in Gold Peak's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	4,293,763	4,293,763	4,293,763	70,658,048	70,658,048	70,658,048
Leung Pak Chuen	3,202,581	3,202,581	3,202,581	-	-	-
Brian Li Yiu Cheung	300,000	300,000	300,000	-	-	-
Andrew Chuang Siu Leung	474,500	474,500	474,500	-	-	-
Wong Man Kit	12	12	12	150,000	150,000	150,000
Options to subscribe for Gold Peak's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	1,600,000	1,600,000	1,600,000	-	-	-
Brian Li Yiu Cheung	400,000	400,000	400,000	-	-	-
Andrew Chuang Siu Leung	500,000	500,000	500,000	-	-	-
Wong Man Kit	600,000	600,000	600,000	-	-	-
Options to subscribe for CIHL's ordinary shares [1]						
Victor Lo Chung Wing	200,000	- [2]	- [2]	-	-	-
Wong Man Kit	10,000	- [2]	- [2]	-	-	-

[1] CIHL had become a wholly owned subsidiary of the Company upon a scheme of arrangement under Section 210 of the Singapore Companies Act (the "Scheme") for the purpose of privatising CIHL that had become effective on 28 September 2006.

[2] These options were cancelled pursuant to the Scheme.

4. Directors' receipt and entitlement to contractual benefits

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in paragraph 5 of this report and in the financial statements.

Certain directors have received remuneration from related corporations in their capacity as directors and/or executives of those related corporations.

5. Share option schemes

a) Option schemes of the Company

i) The Company's Executives' Share Option Scheme adopted at an extraordinary general meeting held on 19 September 1996 (the "1996 Scheme") was discontinued and replaced by a new Share Option Scheme 1999 (the "1999 Scheme"), which was adopted at an extraordinary general meeting held on 19 November 1999. All unexercised options under the 1996 Scheme have already expired by 1 August 2004.

ii) The 1999 Scheme is administered by the Remuneration Committee currently comprising Messrs Phua Bah Lee, Lim Ah Doo and Lim Hock Beng. Messrs Victor Lo Chung Wing and Leung Pak Chuen, who are executive directors and have been members of the Remuneration Committee since August 2002, have resigned as members effective 26 May 2006, as recommended by the revised Code of Corporate Governance that will take effect from the Company's Annual General Meeting to be held in 2007.

iii) Movements of the options granted under the 1999 Scheme to subscribe for the Company's ordinary shares are as follows:

	Offer date	Expiry date	Exercise price	Number outstanding at 1 April 2006	Number granted	Number exercised	Number cancelled/ lapsed	Number outstanding at 31 March 2007
No. 1	14 April 2000	13 April 2010	S$0.456	857,000	-	(110,000)	(20,000)	727,000
No. 2	4 April 2001	3 April 2011	S$0.620	2,286,000	-	(220,000)	(40,000)	2,026,000
No. 2	4 April 2001	3 April 2006	S$0.620	140,000	-	(140,000)	-	-
No. 3	14 August 2002	13 August 2012	S$0.550	1,212,000	-	(140,000)	(26,000)	1,046,000
No. 3	14 August 2002	13 August 2007	S$0.550	154,000	-	-	-	154,000
No. 4	15 September 2003	14 September 2013	S$0.880	3,756,000	-	-	(150,000)	3,606,000
No. 4	15 September 2003	14 September 2008	S$0.880	240,000	-	-	-	240,000
No. 5	5 July 2004	4 July 2014	S$1.030	4,580,000	-	-	(155,000)	4,425,000
No. 5	5 July 2004	4 July 2009	S$1.030	270,000	-	-	-	270,000
				13,495,000	-	(610,000)	(391,000)	12,494,000

iv) During the financial year, no option to take up unissued shares of the Company was granted.

5. Share option schemes (cont'd)

v) 1) Details of the options granted under the 1996 Scheme to persons who were directors during the financial year are as follows:

Name of director	Aggregate options granted since commencement of scheme to 19 November 1999	Aggregate options exercised since commencement of scheme to 31 March 2007	Aggregate options lapsed since commencement of scheme to 31 March 2007	Aggregate options outstanding at 31 March 2007
Leung Pak Chuen	540,000	(420,000)	(120,000)	-
Brian Li Yiu Cheung	420,000	(320,000)	(100,000)	-
Andrew Chuang Siu Leung	290,000	(210,000)	(80,000)	-
Raymond Wong Wai Kan	290,000	(210,000)	(80,000)	-
Wong Man Kit	120,000	(65,000)	(55,000)	-

2) Details of the options granted under the 1999 Scheme to persons who were directors during the financial year are as follows:

Name of director	Options granted during the financial year ended 31 March 2007	Aggregate options granted since commencement of scheme to 31 March 2007	Aggregate options exercised since commencement of scheme to 31 March 2007	Aggregate options outstanding at 31 March 2007
Victor Lo Chung Wing	-	2,068,000	-	2,068,000
Leung Pak Chuen	-	1,790,000	(1,060,000)	730,000
Brian Li Yiu Cheung	-	1,485,000	(835,000)	650,000
Andrew Chuang Siu Leung	-	720,000	-	720,000
Raymond Wong Wai Kan	-	790,000	(470,000)	320,000
Wong Man Kit	-	207,000	(32,000)	175,000
Lim Ah Doo	-	490,000	(210,000)	280,000
Phua Bah Lee	-	374,000	(214,000)	160,000
Lim Hock Beng	-	374,000	(150,000)	224,000

vi) No options were granted to controlling shareholders of the Company and their associates.

vii) No director or employee has received 5 percent or more of the total number of options available under the 1999 Scheme.

viii) No options under the 1999 Scheme were granted to the Gold Peak Group Executive Directors, Non-executive Directors and Executives (the "parent group employees", which excludes the directors and executives of the Company and its subsidiaries as defined in the 1999 Scheme) since the commencement of the 1999 Scheme to 31 March 2007.

ix) The options granted by the Company do not entitle the holders of such options, by virtue of such holding, to any rights to participate in any share issue of any other company.

5. **Share option schemes** (cont'd)

b) Option scheme of subsidiary, CIHL

i) All unexercised options granted under the CIHL Share Option Scheme 1999 were cancelled pursuant to the Scheme and the CIHL Share Option Scheme 1999 was voluntarily terminated effective 1 December 2006.

ii) Movements of the options granted under CIHL Share Option Scheme 1999 to subscribe for CIHL's ordinary shares are as follows:

	Offer date	Expiry date	Exercise price	Number outstanding at 1 April 2006	Number granted	Number exercised	Number cancelled/ lapsed	Number outstanding at 31 March 2007
No. 1	25 May 2000	24 May 2010	S$1.9125	109,000	-	-	(109,000)	-
No. 1	25 May 2000	24 May 2010	S$2.0250	395,000	-	-	(395,000)	-
				504,000	-	-	(504,000)	-

iii) The options granted by CIHL did not entitle the holders of such options, by virtue of such holding, to any rights to participate in any share issue of any other company.

c) No option to take up unissued shares of subsidiaries has been granted during the financial year.

d) Save as aforesaid, during the financial year, there were no shares of the Company or any corporation in the Group issued by virtue of the exercise of an option to take up unissued shares.

e) Save as aforesaid, at the end of the financial year, there were no unissued shares of subsidiaries under option.

6. **Audit committee**

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, including a review of the financial statements of the Company and of the Group for the financial year and the auditors' report thereon.

At the date of this report, the Audit Committee comprises the following members, all of whom are independent non-executive directors:

Lim Ah Doo
Phua Bah Lee
Lim Hock Beng

The Audit Committee met four times since the last Annual General Meeting. The Audit Committee has reviewed the following:

a) the annual audit plan of the external auditors;

b) the results of the external auditors' examination of the annual financial statements of the Group;

6. Audit committee (cont'd)

c) the internal audit plans and results of internal audits as well as management's responses to the recommendations of the internal auditor;

d) the Group's quarterly, half-yearly and full year results, the balance sheet of the Company and the consolidated financial statements of the Group before their submission to the Board for approval for public announcements in respect of such results and related results announcement;

e) the Group's interested person transactions;

f) non-audit services performed by the external auditors to ensure that the nature and extent of such services will not prejudice the independence and objectivity of the external auditors before recommending to the Board, subject to shareholders' approval, the re-appointment of the Company's external auditors; and

g) the co-operation and assistance given by the management to the external auditors.

The Audit Committee has full access to and co-operation by management and full discretion to invite any director or executive officer to attend its meetings, and reasonable resources to enable it to discharge its functions properly.

The Audit Committee meetings are held with the internal and external auditors and by invitation, representatives from management.

The Audit Committee has recommended to the Board of Directors that Deloitte & Touche be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

7. Auditors

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

On behalf of the Board of Directors

Victor Lo Chung Wing
Chairman

Leung Pak Chuen
Executive Vice Chairman

13 June 2007

INDEPENDENT AUDITORS' REPORT

To the members of GP Industries Limited

We have audited the accompanying financial statements of GP Industries Limited (the "Company") and its subsidiaries (the "Group") which comprise the balance sheets of the Group and the Company as at 31 March 2007, the profit and loss statement, statement of changes in equity and cash flow statement of the Group and the statement of changes in equity of the Company for the financial year then ended 31 March 2007, and a summary of significant accounting policies and other explanatory notes, as set out on pages 32 to 96.

Directors' responsibility

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards and the Singapore Companies Act, Cap. 50 (the "Act"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche
Certified Public Accountants
Singapore

Alan Nisbet
Partner
Appointed on 30 May 2007

13 June 2007

CONSOLIDATED PROFIT AND LOSS STATEMENT

Financial year ended 31 March 2007

	Note	The Group	
		2007 S$'000	2006 S$'000
Continuing operations			
Revenue	3	**383,443**	398,535
Cost of sales		**(302,454)**	(316,422)
Gross profit		**80,989**	82,113
Other operating income	4	**24,505**	22,975
Distribution costs		**(37,624)**	(35,865)
Administrative expenses		**(50,149)**	(52,123)
Exchange (loss) gain		**(763)**	79
Other operating expenses		**(2,415)**	(1,546)
Profit from continuing operations	5	**14,543**	15,633
Finance costs	6	**(15,239)**	(11,865)
Exceptional items	7	**9,903**	-
Share of results of associates	7, 12	**71,387**	27,217
Profit before taxation from continuing operations		**80,594**	30,985
Income tax expense	8	**(11,097)**	(9,666)
Profit after taxation from continuing operations		**69,497**	21,319
Discontinued operations			
Loss after taxation from discontinued operations	38	**-**	(948)
Profit for the year		**69,497**	20,371
Attributable to:			
Equity holders of the Company		**68,959**	19,866
Minority interests		**538**	505
		69,497	20,371
Earnings (Loss) per share (cents)	9		
Basic:			
Continuing operations		**13.30**	4.56
Discontinued operations		**-**	(0.23)
Total		**13.30**	4.33
Diluted:			
Continuing operations		**13.30**	4.55
Discontinued operations		**-**	(0.23)
Total		**13.30**	4.32

See accompanying notes to the financial statements.

BALANCE SHEETS

As at 31 March 2007

	Note	The Group		The Company	
		2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Non-current Assets					
Property, plant and equipment	10	**45,354**	55,578	**345**	453
Interest in subsidiaries	11	**-**	-	**412,477**	321,104
Interest in associates	12	**291,275**	249,748	**180,031**	178,657
Investment in unquoted equity shares	13	**42,467**	41,172	**-**	-
Non-current receivables	14	**64,111**	128,241	**-**	-
Other investments	15	**15,494**	12,458	**-**	-
Marketable securities	16	**19,140**	18,818	**-**	-
Derivative financial instruments	17	**-**	4,453	**-**	-
Deferred tax assets	27	**2,406**	3,179	**-**	-
Intangible assets	18	**10,660**	8,380	**-**	-
		490,907	522,027	**592,853**	500,214
Current Assets					
Inventories	19	**49,177**	57,840	**-**	-
Receivables and prepayments	20	**210,603**	176,433	**720**	6,485
Dividend receivable		**1,514**	824	**26,240**	27,279
Taxation recoverable		**75**	14	**-**	-
Marketable securities	16	**68,503**	35,458	**-**	-
Bank balances, deposits and cash	21	**38,650**	146,511	**4,625**	1,092
		368,522	417,080	**31,585**	34,856
Current Liabilities					
Trade and other payables	22	**83,318**	132,359	**5,824**	3,472
Obligations under finance leases	23	**325**	689	**-**	-
Income tax payable		**5,924**	3,675	**1,479**	1,148
Derivative financial instruments	17	**1,062**	-	**-**	-
Amount due to ultimate holding company	24	**2,533**	4,602	**47**	28
Bank loans and overdrafts	25	**189,639**	101,297	**165,058**	48,848
		282,801	242,622	**172,408**	53,496
Net Current Assets (Liabilities)		**85,721**	174,458	**(140,823)**	(18,640)
Non-current Liabilities					
Bank loans	26	**95,360**	214,675	**75,000**	187,342
Obligations under finance leases	23	**5**	355	**-**	-
Deferred tax liabilities	27	**1,102**	875	**96**	96
		96,467	215,905	**75,096**	187,438
		480,161	480,580	**376,934**	294,136
Represented by:					
Issued capital	28	**304,286**	230,378	**304,286**	230,378
Reserves		**171,616**	135,659	**72,648**	63,758
Equity attributable to equity holders of the Company		**475,902**	366,037	**376,934**	294,136
Minority interests		**4,259**	114,543	**-**	-
		480,161	480,580	**376,934**	294,136

See accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY

Financial year ended 31 March 2007

	Issued capital S$'000	Share premium S$'000	Capital reserve S$'000	Legal reserve S$'000	Goodwill net of capital reserve on consolidation S$'000
The Group					
Balance at 1 April 2005	91,744	138,436	82	1,256	(30,456)
Effect of adoption of FRS 39	-	-	-	-	-
Effect of adoption of FRS 103	-	-	-	-	33,664
Balance at 1 April 2005, as restated	91,744	138,436	82	1,256	3,208
Share of reserves of associates	-	-	166	-	-
Translation deficit	-	-	-	-	-
Disposal of subsidiaries, associates and joint venture	-	-	-	-	-
Change in fair value of available-for-sale financial assets	-	-	-	-	-
Net income and expenses recognised directly in equity	-	-	166	-	-
Profit for the year	-	-	-	-	-
Total recognised income and expenses for the year	-	-	166	-	-
Issue of shares under share option scheme, net of expenses	72	126	-	-	-
Transfer arising from abolition of par value of shares (Note 28)	138,562	(138,562)	-	-	-
Share option expenses	-	-	-	-	-
Transfer to reserves	-	-	-	788	1,069
Acquisition of additional interests in subsidiaries	-	-	-	-	-
Capital contributions by minority interests	-	-	-	-	-
Change in share of net assets upon change in interest	-	-	-	-	-
Dividends paid (Note 28)	-	-	-	-	-
Balance at 31 March 2006	230,378	-	248	2,044	4,277
Share of reserves of associates	-	-	3	-	-
Translation deficit	-	-	-	-	-
Disposal and de-registration of subsidiaries	-	-	-	39	-
Disposal of interest in associates	-	-	(11)	-	-
Loss on disposal of marketable securities (Notes 7, 16)	-	-	-	-	-
Change in fair value of available-for-sale financial assets	-	-	-	-	-
Net income and expenses recognised directly in equity	-	-	(8)	39	-
Profit for the year	-	-	-	-	-
Total recognised income and expenses for the year	-	-	(8)	39	-
Transfer from reserves	-	-	-	(266)	(3,208)
Issue of shares under share option scheme	350	-	-	-	-
Issue of consideration shares pursuant to the Scheme (Notes 11, 28)	73,558	-	-	-	-
Acquisition of a subsidiary	-	-	-	-	-
Capital contributions by minority interests	-	-	-	-	-
Change in share of net assets upon change in interest	-	-	-	-	-
Dividends paid (Note 28)	-	-	-	-	-
Balance at 31 March 2007	304,286	-	240	1,817	1,069

See accompanying notes to the financial statements.

Attributable to equity holders of the Company							
Exchange translation reserve S$'000	Investment revaluation reserve S$'000	Available-for-sale financial assets reserve S$'000	Share option reserve S$'000	Retained profits S$'000	Total S$'000	Minority interests S$'000	Total equity S$'000
(1,020)	14,605	-	890	183,673	399,210	128,379	527,589
-	(14,605)	256	-	(95)	(14,444)	-	(14,444)
-	-	-	-	(32,885)	779	-	779
(1,020)	-	256	890	150,693	385,545	128,379	513,924
(2,888)	-	(2,097)	112	-	(4,707)	-	(4,707)
(12,975)	-	-	-	-	(12,975)	(2,244)	(15,219)
4,113	-	-	-	-	4,113	(5,556)	(1,443)
-	-	(11,460)	-	-	(11,460)	(2,442)	(13,902)
(11,750)	-	(13,557)	112	-	(25,029)	(10,242)	(35,271)
-	-	-	-	19,866	19,866	505	20,371
(11,750)	-	(13,557)	112	19,866	(5,163)	(9,737)	(14,900)
-	-	-	-	-	198	-	198
-	-	-	-	-	-	-	-
-	-	-	148	-	148	-	148
-	-	-	-	(1,857)	-	-	-
-	-	-	-	-	-	(662)	(662)
-	-	-	-	-	-	378	378
-	-	-	-	-	-	70	70
-	-	-	-	(14,691)	(14,691)	(3,885)	(18,576)
(12,770)	-	(13,301)	1,150	154,011	366,037	114,543	480,580
(20,569)	-	12,515	-	-	(8,051)	-	(8,051)
(103)	-	-	-	-	(103)	(70)	(173)
23	-	-	-	-	62	(1,469)	(1,407)
53	-	-	-	-	42	-	42
-	-	1,317	-	-	1,317	557	1,874
-	-	24,151	-	-	24,151	753	24,904
(20,596)	-	37,983	-	-	17,418	(229)	17,189
-	-	-	-	68,959	68,959	538	69,497
(20,596)	-	37,983	-	68,959	86,377	309	86,686
-	-	-	-	3,474	-	-	-
-	-	-	-	-	350	-	350
-	-	-	-	-	73,558	-	73,558
-	-	-	-	-	-	405	405
-	-	-	-	-	-	38	38
-	-	-	-	-	-	(94,311)	(94,311)
-	-	-	-	(50,420)	(50,420)	(16,725)	(67,145)
(33,366)	-	24,682	1,150	176,024	475,902	4,259	480,161

Financial year ended 31 March 2007

	Issued capital S$'000	Share premium S$'000	Share option reserve S$'000	Retained profits S$'000	Total equity S$'000
The Company					
Balance at 1 April 2005	91,744	138,436	443	41,186	271,809
Profit for the year	-	-	-	36,672	36,672
Total recognised income for the year	-	-	-	36,672	36,672
Issue of shares under share option scheme, net of expenses	72	126	-	-	198
Transfer arising from abolition of par value of shares (Note 28)	138,562	(138,562)	-	-	-
Share option expenses	-	-	148	-	148
Dividends paid (Note 28)	-	-	-	(14,691)	(14,691)
Balance at 31 March 2006	230,378	-	591	63,167	294,136
Profit for the year	-	-	-	59,310	59,310
Total recognised income for the year	-	-	-	59,310	59,310
Issue of shares under share option scheme	350	-	-	-	350
Issue of consideration shares pursuant to the Scheme (Notes 11, 28)	73,558	-	-	-	73,558
Dividends paid (Note 28)	-	-	-	(50,420)	(50,420)
Balance at 31 March 2007	304,286	-	591	72,057	376,934

Legal reserve represents that part of the profit after taxation of certain subsidiaries in the People's Republic of China ("PRC") transferred in accordance with local requirements. The legal reserve cannot be distributed or reduced except where approval is obtained from the relevant PRC authority to apply the amount either in setting off accumulated losses or increasing capital.

See accompanying notes to the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Financial year ended 31 March 2007

	2007 S$'000	2006 S$'000
Operating activities		
Profit before taxation from continuing operations	**80,594**	30,985
Profit before taxation from discontinued operations	**-**	169
Profit before taxation	**80,594**	31,154
Adjustments for:		
Share of results of associates	**(71,387)**	(27,217)
Amortisation of intangible assets	**782**	2,390
Depreciation of property, plant and equipment	**7,498**	13,700
Interest expense	**15,239**	13,533
Interest income	**(16,057)**	(12,946)
(Gain) Loss on disposal and write-off of investment properties, property, plant and equipment, net	**(380)**	652
Loss on dilution of interest in an associate	**101**	31
Loss on dilution of interest in a subsidiary	**-**	70
Loss on disposal, dissolution and de-registration of subsidiaries	**915**	-
Gain on liquidation of a subsidiary	**-**	(44)
Gain on disposal of associates, net	**(7,491)**	-
Loss (Gain) in fair value of derivative financial instruments	**5,504**	(4,412)
Loss on disposal of marketable securities	**1,874**	-
Restructuring cost relating to the light fittings business, net	**74**	-
Excess of interest in net asset value over consideration arising from acquisition of a subsidiary	**-**	(171)
Excess of interest in net asset value over consideration arising from additional investment in subsidiaries	**(5,275)**	(150)
Excess of interest in net asset value over consideration arising from additional investment in associates	**(347)**	-
Allowance for impairment of intangible assets and property, plant and equipment	**-**	635
Write-back of impairment in value of other investments and associates	**-**	(1,244)
CIH Limited's net exceptional gain relating to its transactions with Schneider Electric SA	**-**	(5,725)
Share option expenses	**-**	148
Operating profit before movements in working capital	**11,644**	10,404
Inventories	**1,659**	9,113
Receivables and prepayments	**44,572**	(27,128)
Trade and other payables	**(47,201)**	20,551
Amount due to ultimate holding company	**(2,069)**	(204)
Cash generated from operations	**8,605**	12,736
Income tax paid	**(1,059)**	(6,443)
Interest paid	**(15,134)**	(13,603)
Interest received	**5,153**	2,752
Net cash used in operating activities	**(2,435)**	(4,558)

See accompanying notes to the financial statements.

CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

Financial year ended 31 March 2007

	2007 S$'000	2006 S$'000
Investing activities		
Purchase of property, plant and equipment (note a)	**(6,002)**	(15,466)
Acquisition of subsidiary, net of cash paid (note b)	**(5,096)**	78
Payment for additional interests in subsidiaries	**(10,366)**	(3,045)
Acquisition of and additional investments in associates	**(5,627)**	(1,646)
Investment in marketable securities	**(9,722)**	(55)
Amount due from associates	**-**	105
Dividends received from associates	**14,149**	14,811
Payment for intangible assets	**-**	(8,387)
Payment for other investments	**(3,242)**	-
Proceeds from disposal of investment properties, property, plant and equipment	**1,517**	10,635
Proceeds from disposal, dissolution and de-registration of subsidiaries (note c)	**9,062**	-
Liquidation of a subsidiary	**-**	(2)
Proceeds from disposal of interest in associates	**14,386**	-
Payment of special dividends pursuant to the Scheme and related payments (Notes 11, 28)	**(55,456)**	-
Proceeds from disposal of joint venture, net of cash disposed	**-**	71,004
Net cash (used in) generated from investing activities	**(56,397)**	68,032
Financing activities		
Drawdown of long-term bank loans	**1,800**	117,714
Repayment of long-term bank loans	**(6,057)**	(36,659)
Repayment of short-term bank loans, net	**(24,931)**	(22,009)
Redemption of floating rate notes	**-**	(40,500)
Proceeds from issue of new shares, net of expenses	**350**	198
Obligations under finance leases	**(642)**	(786)
Dividends paid	**(13,470)**	(14,691)
Dividends paid to minority interests	**(1,973)**	(3,885)
Capital contributions from minority interests	**38**	378
Net cash used in financing activities	**(44,885)**	(240)
Currency realignment	**(5,764)**	2,703
Net (decrease) increase in cash and cash equivalent	**(109,481)**	65,937
Cash at beginning of financial year	**145,628**	79,691
Cash at end of financial year	**36,147**	145,628
Cash at end of financial year comprises:		
Bank balances, deposits and cash (Note 21)	**38,650**	146,511
Less: Bank overdrafts (Note 25)	**(2,503)**	(883)
	36,147	145,628

See accompanying notes to the financial statements.

Financial year ended 31 March 2007

Note (a):
During the financial year, the Group acquired property, plant and equipment with an aggregate cost of S$6,002,000 (2006 : S$15,507,000) of which S$Nil (2006 : S$41,000) was acquired under finance leases.

Note (b):
Summary of the effects of acquisition of a subsidiary

The fair values of identifiable assets and liabilities of a subsidiary acquired, as at the effective date of acquisition, were as follows:

	2007 S$'000
Interest in associates	2,026
Minority interests	(405)
Net identifiable assets acquired	1,621
Goodwill from acquisition of a subsidiary	3,475
Total cash paid on acquisition	5,096

Note (c):
Summary of the effects of disposal, dissolution and de-registration of subsidiaries

The fair values of identifiable assets disposed and liabilities discharged were as follows:

	2007 S$'000
Property, plant and equipment	(4,955)
Inventories	(7,004)
Receivables and prepayments	(2,890)
Bank balances, deposits and cash	(1,222)
Trade and other payables	3,327
Income tax payable	72
Minority interests	1,469
Net identifiable assets disposed	(11,203)
Realisation of general reserve	(39)
Adjustment to exchange translation reserve	(23)
Loss included in share of results of associates	66
Loss on disposal, dissolution and de-registration of subsidiaries	915
Total consideration	(10,284)
Less: Bank balances, deposits and cash of subsidiary disposed	1,222
Cash inflow from disposal, dissolution and de-registration of subsidiaries, net of cash disposed	(9,062)

See accompanying notes to the financial statements.

1. General

The Company (Registration No. 199502128C) is incorporated in the Republic of Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST"). The Company's registered office and principal place of business is at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192. The financial statements are expressed in Singapore dollars.

The principal activities of the Company comprise those of an investment holding company and regional headquarters of the Group.

The principal activities of the Group's significant subsidiaries and significant associates are disclosed in Notes 39 and 40 to the financial statements, respectively.

The consolidated financial statements of the Group and balance sheet and statement of changes in equity of the Company for the financial year ended 31 March 2007 were authorised for issue by the Board of Directors on 13 June 2007.

2. Summary of significant accounting policies

Basis of Accounting

The financial statements are prepared in accordance with the historical cost convention, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards ("FRS").

During the financial year, the Group has adopted all the new and revised FRSs and Interpretations of FRS ("INT FRS") issued by the Council on Corporate Disclosure and Governance that are relevant to its operations and effective for annual periods beginning on or after 1 January 2006. The adoption of these new/revised FRSs and INT FRS does not result in changes to the Group's and Company's accounting policies and has no material effect on the amounts reported for the current and prior financial years (Note 34).

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company made up to 31 March each year. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed during the financial year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group.

All material inter-company transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover its share of those losses.

2. Summary of significant accounting policies (cont'd)

A joint venture is an entity in which the Group has a long-term equity interest and in whose management the Group participates directly on an equal basis (i.e. joint control) with its joint venture partners. Prior to 1 April 2006, the financial results, assets and liabilities of the joint venture had been incorporated in the consolidated financial statements on a proportionate consolidation basis.

In the Company's financial statements, investments in subsidiaries and associates are carried at cost less any impairment in net recoverable value that has been recognised in the profit and loss statement.

Business Combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under FRS 103 – *Business Combinations* are recognised at their fair values at the acquisition date, except for non-current assets (or disposal group) that are classified as held for sale in accordance with FRS 105 – *Non-Current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Foreign Currency Transactions

The individual financial statements of each group entity are measured in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group and the balance sheet of the Company are presented in Singapore dollars, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

2. Summary of significant accounting policies (cont'd)

Foreign Currency Translation

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (including comparatives) are expressed in Singapore dollars using exchange rates prevailing on the balance sheet date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities), and of borrowings and other currency instruments designated as hedges of such investments, are taken to the exchange translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Sale of Goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

- the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
- the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the entity; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income is accrued on a time proportionate basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Management fee income is recognised when services are rendered.

Engineering development fee income is recognised when development services are rendered.

Research Expenditure

Research expenditure is charged to the profit and loss statement in the year in which it is incurred.

2. Summary of significant accounting policies (cont'd)

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group's obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

Employee Leave Entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Borrowing Costs

Borrowing costs are recognised in the profit and loss statement in the period in which they are incurred.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the profit and loss statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group's liability for current tax is calculated using tax rates (and tax laws) enacted or substantively enacted in countries where the Group's entities operate by the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2. Summary of significant accounting policies (cont'd)

Discontinued Operations

A discontinued operation is a component of the Group's business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument, or where appropriate, a shorter period.

Investment in Unquoted Equity Shares, Other Investments and Marketable Securities

The classification of investments is dependant on the purpose of holding the investments. The Group's investment in unquoted equity shares, other investments and marketable securities have been designated as available-for-sale financial assets with effect from 1 April 2005 (Notes 13, 15 and 16).

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs.

Available-for-sale financial assets are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are recognised directly in equity, until such investments are disposed of or are determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the profit or loss for the period. Impairment losses recognised in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss. The fair values of the available-for-sale financial assets that are quoted in an active market are determined based on the published price quotations at the balance sheet date. The fair values of the available-for-sale financial assets that are not quoted in an active market and whose fair values cannot be reliably measured are carried at cost less impairment.

Trade and Other Receivables

Trade and other receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest method less impairment.

Bank Balances, Deposits and Cash

Bank balances, deposits and cash comprise cash on hand and at bank and fixed deposits and are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand.

2. Summary of significant accounting policies (cont'd)

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables where the carrying amount is reduced through the use of an allowance account. When trade receivables and other receivables are uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss. Changes in the carrying amount of the allowance account are recognised in profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

In respect of available-for-sale equity instruments, any subsequent increase in fair value after an impairment loss, is recognised directly in equity.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Bank borrowings and floating rate notes

Interest-bearing bank loans, bank overdrafts and floating rate notes are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy for borrowing costs.

Trade and other payables

Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

2. Summary of significant accounting policies (cont'd)

Financial guarantee contracts

Financial guarantee contract liabilities are measured initially at their fair values and subsequently at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described above (Note 34).

Derivative financial instruments

The Group's activities expose it primarily to the financial risks of changes in foreign exchange rates and interest rates. The Group uses derivative financial instruments to mitigate the financial impact associated with foreign currency and interest rate fluctuations relating to certain forecasted transactions.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are not designated and not effective as hedges of future cash flows are recognised immediately in profit or loss (Note 17).

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Construction in progress comprises material and all other cost incurred in relation to the construction. On completion, they are identified for transfer to specific categories of property, plant and equipment.

Depreciation

Depreciation is charged to write off the cost of property, plant and equipment over their estimated useful lives using the straight-line method as follows:

Category of property, plant and equipment	Depreciation rates per annum
Leasehold improvements	- 10% to 33⅓%
Furniture, fixtures and equipment	- 5% to 25%
Machinery and equipment	- 10% to 33⅓%
Motor vehicles	- 15% to 33⅓%
Moulds and tools	- 20% to 50%

Freehold land and construction in progress are not depreciated.

Leasehold land is depreciated over the period of the leases using the straight-line method.

Freehold buildings are depreciated over their estimated useful lives at 2% per annum using the straight-line method.

Leasehold buildings are depreciated over their estimated useful lives at 2% to 5% per annum using the straight-line method.

Fully depreciated assets still in use are retained in the financial statements.

2. Summary of significant accounting policies (cont'd)

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss statement.

Interest in Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are not recognised, unless the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in the consolidated profit and loss statement.

Where a Group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used in line with those used by other members of the Group.

Intangible Assets

<u>Goodwill</u>

Goodwill arising on the acquisition of a subsidiary or joint venture represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or joint venture recognised at the date of acquisition. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in the consolidated profit and loss statement. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

2. Summary of significant accounting policies (cont'd)

On disposal of a subsidiary or a joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group's policy for goodwill arising on the acquisition of an associate is described under "Interest in Associates" above.

Deferred Expenditure

Deferred expenditure represents the cost of acquiring the right of technical know-how for the production of new products and expenditure incurred on the development of new products the commercial value of which is reasonably certain. The cost is amortised, using the straight-line method, over a period of five years from the date of acquisition.

Trademark

The cost of acquiring rights to a trademark licence for the marketing and manufacturing of new products is amortised, using the straight-line method, over the shorter of the period of the licence and twenty years.

Patent Right

Patent right is measured initially at purchase cost and is amortised, using the straight-line method, over five years after commencing the commercial use.

Corporate Club Membership

Investment in corporate club membership is held for long-term and is stated at cost less any impairment in net recoverable value.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and where applicable, direct labour costs and overheads that have been incurred in bringing the inventories to their present location and condition calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as Lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

The Group as Lessee

Assets held under finance leases are recognised as assets of the Group at their fair values at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The finance charges are charged directly to profit and loss statement.

Rentals payable under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the relevant leases.

2. Summary of significant accounting policies (cont'd)

Impairment of Tangible and Intangible Assets Excluding Goodwill

At each balance sheet date, the Group and the Company review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group and the Company estimate the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The extent of impairment was based on the net realisable value for those assets which are not expected to be further deployed in operational use, while the estimates of value in use calculation for those assets which remain in operational use have been adjusted to reflect the current level of business activities.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Share-based Payments

The Company issues options to eligible grantees to subscribe for ordinary shares in the Company. A subsidiary and an associate also issue options to its respective eligible grantees to subscribe for ordinary shares in the respective entity. Such options are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of offer. The fair value determined at the offer date of the options is expended on a straight-line basis over the vesting period, based on the estimated number of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted for the estimated effects of non-transferability, exercise restrictions and behavioural considerations.

3. Revenue

	The Group	
	2007 **S$'000**	2006 S$'000
Product sales	**383,443**	398,535

4. Other operating income

	The Group	
	2007 **S$'000**	2006 S$'000
Commission income	**30**	51
Dividend income from marketable securities, gross	**1,093**	1,798
Engineering development fee income	**803**	1,142
Interest income:		
Associates	**34**	74
Banks	**3,423**	1,600
A former associate	**144**	59
Third parties	**12,456**	11,013
Gain (Loss) on disposal of property, plant and equipment	**457**	(135)
Loss on dilution of interests in an associate and a subsidiary	**(101)**	(101)
Management fee income:		
Associates	**714**	372
Related parties	**73**	77
Excess of interest in net asset value over consideration arising from investment in associates and subsidiaries	**347**	321
Operating lease income	**-**	212
Patent income	**-**	1,251
Write-back of allowance of bad debt / Recovery of receivables	**1,316**	1,668
Tooling income	**387**	472
Others	**3,329**	3,101
	24,505	22,975

5. Profit from continuing operations

	The Group	
	2007 S$'000	2006 S$'000
Amortisation of intangible assets	**782**	1,656
Depreciation of property, plant and equipment	**7,498**	10,548
Directors' remuneration:		
Fees	**140**	140
Other emoluments	**2,640**	3,111
Staff costs (excluding directors' remuneration)	**56,822**	58,416
Cost of defined contribution plans included in staff costs and directors' remuneration	**2,497**	2,599
Auditors' remuneration:		
Payable to auditors of the Company		
Audit services:		
- Current year	**153**	234
- (Over) Under-provision in prior year	**(76)**	94
Non-audit services	**61**	26
Payable to other auditors		
Audit services:		
- Current year	**634**	663
- Under-provision in prior year	**131**	72
Non-audit services	**309**	159
Allowance and write-off for inventories, net of write-back	**647**	889
Cost of inventories recognised as expense	**288,766**	302,496
Property, plant and equipment written off	**77**	287
Foreign exchange loss (gain), net	**763**	(79)
Research expenditure	**12,856**	12,132

6. Finance costs

	The Group	
	2007 S$'000	2006 S$'000
Interests on:		
Bank loans, overdrafts and bills payable	**15,202**	11,004
Finance leases	**37**	67
Floating rate notes	**-**	794
	15,239	11,865

7. Exceptional items

	The Group	
	2007 **S$'000**	2006 S$'000
Net gain from disposal of a subsidiary and partial disposal of interest in an associated company in the wire harness business	**7,104**	-
Excess of interest in net asset value over consideration arising from acquisition of the remaining minority interests in CIH Limited ("CIHL")	**5,275**	-
Loss on disposal of marketable securities (Note 16)	**(1,874)**	-
Loss on disposal of an associate	**(184)**	-
Loss on dissolution and de-registration of subsidiaries	**(344)**	-
Restructuring cost relating to the light fittings business, net	**(74)**	-
	9,903	-

The Group's share of results of associates includes the following Group's share of associates' exceptional gain (loss):

	The Group	
	2007 **S$'000**	2006 S$'000
Share of GP Batteries International Limited's:		
i) Excess of interest in net asset value over consideration arising from the restructuring of Ningbo GP Energy Co., Ltd ("NGPE", formerly known as Ningbo GP Sanyo Energy Co., Ltd)	**3,280**	-
ii) Fire loss damages and related losses from a fire incident at NGPE	**(3,710)**	(656)
iii) Fees and expenses incurred for settlement of certain prior years' disputed tax assessment raised on one of its subsidiaries	-	(1,019)
iv) Cost relating to closing down and relocation of production facilities	-	(3,796)
Share of exceptional gain of Linkz Industries Limited ("Linkz", formerly known as LTK Industries Limited) on its disposal of its electronic cable business unit	**40,309**	-
	39,879	(5,471)

8. Income tax expense

	The Group	
	2007 S$'000	2006 S$'000
Current taxation:		
Provision for Singapore taxation in respect of profit for the financial year	**159**	188
Foreign tax charged on profits arising outside Singapore	**2,492**	3,377
Under-provision in respect of previous years	**326**	1,864
Withholding tax on overseas income	**300**	531
Deferred taxation:		
Charge (Write-back)	**851**	(705)
Share of taxation of associates	**6,969**	4,411
	11,097	9,666
Taxation from:		
Continuing operations	**11,097**	9,666
Discontinued operations (Note 38)	**-**	1,117
	11,097	10,783

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 18% (2006 : 20%) to profit before income tax as a result of the following differences:

	The Group	
	2007 S$'000	2006 S$'000
Profit before taxation:		
Continuing operations	**80,594**	30,985
Discontinued operations	**-**	169
	80,594	31,154
Income tax expense at statutory tax rate	**14,507**	6,231
Effect of different tax rate of overseas operations	**(121)**	799
Effect of changes in tax rates	**(79)**	-
Income not subject to tax	**(10,268)**	(15,069)
Expenses not deductible for tax purposes	**3,520**	12,180
Deferred tax assets not recognised	**3,324**	6,088
Recognition of previously unrecognised deferred tax assets	**(70)**	(695)
(Over) Under-provision in prior years, including those of associates	**(43)**	755
Withholding tax	**300**	531
Others	**27**	(37)
Total income tax expense at effective rates	**11,097**	10,783

9. Earnings per share

The following data are used in computing basic and fully diluted earnings per share disclosed in the profit and loss statement.

a) Earnings

	The Group	
	2007 S$'000	2006 S$'000
Profit (Loss) attributable to equity holders of the Company from:		
Continuing operations	**68,959**	20,922
Discontinued operations	**-**	(1,056)
	68,959	19,866

b) Number of shares

	Group and Company	
	2007	2006
Weighted average number of ordinary shares used in calculating basic earnings per share	**518,525,856**	459,068,484
Adjustment for potentially dilutive ordinary shares	**124,251**	1,225,699
Weighted average number of ordinary shares used in calculating diluted earnings per share, adjusted for the effects of all dilutive potential ordinary shares	**518,650,107**	460,294,183

10. Property, plant and equipment

The Group

	Freehold land and building S$'000	Leasehold land and buildings S$'000	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Total S$'000
Cost:								
At 1 April 2006	3,818	28,971	12,382	20,515	36,619	2,864	9,448	114,617
Currency realignment	232	(1,892)	(709)	(267)	(2,274)	(135)	357	(4,688)
Additions	-	367	1,152	1,200	1,775	258	1,250	6,002
Reclassifications	188	-	(188)	(10)	(351)	-	361	-
Disposals and write-offs	-	(1,365)	(109)	(254)	(526)	(311)	(107)	(2,672)
Disposal of a subsidiary	-	-	(5,684)	(1,638)	(9,542)	(351)	-	(17,215)
At 31 March 2007	4,238	26,081	6,844	19,546	25,701	2,325	11,309	96,044
Accumulated depreciation:								
At 1 April 2006	654	3,836	8,701	14,508	20,529	2,030	6,870	57,128
Currency realignment	40	(279)	(570)	(88)	(1,293)	(98)	269	(2,019)
Charge for the financial year	95	802	1,018	1,764	2,322	200	1,297	7,498
Reclassifications	(21)	-	21	(2)	(23)	-	25	-
Eliminated on disposals and write-offs	-	(439)	(10)	(174)	(436)	(298)	(80)	(1,437)
Eliminated on disposal of a subsidiary	-	-	(4,894)	(1,078)	(5,976)	(312)	-	(12,260)
At 31 March 2007	768	3,920	4,266	14,930	15,123	1,522	8,381	48,910
Accumulated impairment loss:								
At 1 April 2006	-	267	311	365	738	52	178	1,911
Currency realignment	-	(18)	(21)	(26)	(50)	(4)	(12)	(131)
At 31 March 2007	-	249	290	339	688	48	166	1,780
Net book value:								
At 31 March 2007	3,470	21,912	2,288	4,277	9,890	755	2,762	45,354

10. Property, plant and equipment (cont'd)

The Group

	Freehold land and building S$'000	Leasehold land and buildings S$'000	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Construction in progress S$'000	Total S$'000
Cost:									
At 1 April 2005	7,174	48,567	13,282	25,494	55,672	4,147	13,173	750	168,259
Currency realignment	(298)	(574)	(173)	(896)	(936)	(32)	(808)	39	(3,678)
Additions	-	231	1,349	2,295	6,721	197	1,926	2,788	15,507
Reclassifications	-	3,245	(86)	840	1,355	(7)	(2,026)	(3,321)	-
Disposals and write-offs	(3,058)	(12,643)	(792)	(1,277)	(4,562)	(215)	(1,944)	(236)	(24,727)
Disposal of joint venture	-	(9,855)	(1,198)	(5,941)	(21,631)	(1,226)	(873)	(20)	(40,744)
At 31 March 2006	3,818	28,971	12,382	20,515	36,619	2,864	9,448	-	114,617
Accumulated depreciation:									
At 1 April 2005	767	7,331	8,791	15,152	31,116	2,533	7,454	-	73,144
Currency realignment	(61)	(64)	(116)	(685)	(563)	(28)	(619)	-	(2,136)
Charge for the financial year	63	1,286	1,447	4,090	4,740	478	1,596	-	13,700
Reclassifications	-	(4)	(80)	227	781	(6)	(918)	-	-
Eliminated on disposals and write-offs	(115)	(1,773)	(659)	(648)	(3,129)	(186)	(205)	-	(6,715)
Eliminated on disposal of joint venture	-	(2,940)	(682)	(3,628)	(12,416)	(761)	(438)	-	(20,865)
At 31 March 2006	654	3,836	8,701	14,508	20,529	2,030	6,870	-	57,128
Accumulated impairment loss:									
At 1 April 2005	1,340	3,999	-	-	-	-	55	-	5,394
Currency realignment	44	(14)	(2)	(3)	(8)	(1)	-	-	16
Charge for the financial year	-	22	313	368	950	53	180	-	1,886
Eliminated on disposal of joint venture	-	(22)	-	-	(204)	-	(54)	-	(280)
Eliminated on disposals	(1,384)	(3,718)	-	-	-	-	(3)	-	(5,105)
At 31 March 2006	-	267	311	365	738	52	178	-	1,911
Net book value:									
At 31 March 2006	3,164	24,868	3,370	5,642	15,352	782	2,400	-	55,578

Depreciation charge from continuing and discontinued operations are S$7,498,000 (2006 : S$10,548,000) and S$Nil (2006 : S$3,152,000) respectively.

For the financial year ended 31 March 2006, impairment loss of S$1,886,000 was from the discontinued operations, of which S$227,000 was included in net expenses and S$1,659,000 was included in the cost of restructuring of operations under exceptional items (Note 38).

10. Property, plant and equipment (cont'd)

The Company

	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Total S$'000
Cost:					
At 1 April 2006	263	1,792	375	379	2,809
Additions	-	13	-	-	13
Disposals and write-offs	-	(7)	(10)	-	(17)
At 31 March 2007	263	1,798	365	379	2,805
Accumulated depreciation:					
At 1 April 2006	178	1,556	374	248	2,356
Charge for the financial year	32	65	1	23	121
Eliminated on disposals and write-offs	-	(7)	(10)	-	(17)
At 31 March 2007	210	1,614	365	271	2,460
Net book value:					
At 31 March 2007	53	184	-	108	345
Cost:					
At 1 April 2005	260	1,765	375	379	2,779
Additions	3	27	-	-	30
At 31 March 2006	263	1,792	375	379	2,809
Accumulated depreciation:					
At 1 April 2005	146	1,477	373	186	2,182
Charge for the financial year	32	79	1	62	174
At 31 March 2006	178	1,556	374	248	2,356
Net book value:					
At 31 March 2006	85	236	1	131	453

10. Property, plant and equipment (cont'd)

	The Group	
	2007 S$'000	2006 S$'000
Net book value of machinery and equipment and motor vehicle held under finance leases	**1,408**	1,720
Net book value of leasehold land and buildings pledged under mortgage loan facilities	**1,983**	2,192

Details of the properties owned by the Company's subsidiaries included in land and buildings are as follows:

Location	Description	Tenure
Hong Kong		
Flat A, 28/F, Block 2, Greenknoll Court, 382 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	A 53-square metre residential flat	50 years from 1997
Unit 2, 18/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong	A 344-square metre warehouse	50 years from 1997
China		
No. 9, Le Jin West Road, Zhongkai Hi-Tech Industrial Development Zone, Huizhou City, Guangdong, China	Factory building for manufacturing plant, warehouse and office with built-in area of 44,474 square metres built on a 147,266-square metre industrial land	50 years from 2001
Block A and B, 28 Daling Road, Shang Pai, Huizhou City, Guangdong, China	Two residential buildings with total built-in area of approximately 7,305 square metres	70 years from 2006
Flat 1207 and 1208, Tien Di Building, 3046 Bao An South Road, Shenzhen, China	Two residential flats of approximately 190 square metres	50 years from 1991

10. Property, plant and equipment (cont'd)

Location	Description	Tenure
Unit 3C, Parkview Tower III, 9 Nongzhan South Road, Chao Yang District, Beijing, China	A 201-square metre residential flat	70 years from 1993
United Kingdom		
Ecclestone Road, Tovil, Maidstone, Kent ME15 6QP, England	Factory building for manufacturing plant, warehouse and office with built-in area of 3,090 square metres	Freehold
Flat 9, Washington House, 20 Basil Street, London SW3, England	A 177-square metre residential flat	72 years and 6 months from 1980

11. Interest in subsidiaries

	The Company	
	2007 **S$'000**	2006 S$'000
Quoted equity shares, at cost (note a)	-	193,197
Unquoted equity shares, at cost	**390,769**	104,641
	390,769	297,838
Loans to subsidiaries	**21,708**	23,266
	412,477	321,104
Market value of quoted equity shares at 31 March	-	200,025

Note (a):

In September 2006, the Company privatised CIHL via a scheme of arrangement under Section 210 of the Singapore Companies Act (the "Scheme"). CIHL was de-listed from SGX-ST in October 2006. Pursuant to the Scheme, (i) the Company issued 3.166 new shares in the Company to exchange for each share in CIHL not yet owned by the Company; (ii) CIHL paid a special tax-exempt (1-tier) dividend of 40.0 Singapore cents per ordinary CIHL share (the "CIHL Special Dividend"); and (iii) the Company renounced its entitlement to the CIHL Special Dividend in favour of the Company's shareholders by paying a special tax-exempt (1-tier) dividend of 8.038 Singapore cents per share (Note 28).

Details of the significant subsidiaries are set out in Note 39 to the financial statements.

Loans to subsidiaries include interest-free loans amounting to S$2,821,000 (2006 : S$3,030,000) which form part of the Company's net investment in the subsidiaries. These amounts are unsecured and settlement is neither planned nor likely to occur in the foreseeable future. The remaining loans of S$18,887,000 (2006 : S$20,236,000) are interest bearing at interest rates ranging from 4.67% to 6.42% (2006 : 3.31% to 5.83%) per annum. These amounts are unsecured and approximate their respective fair values.

11. Interest in subsidiaries (cont'd)

The loans and amounts due from subsidiaries that are not denominated in functional currency of the Company are as follows:

	The Company	
	2007 S$'000	2006 S$'000
Hong Kong dollar	**20,938**	19,466

12. Interest in associates

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Quoted equity shares, at cost	**142,172**	141,579	**139,037**	138,713
Unquoted equity shares, at cost	**42,063**	38,967	**41,131**	40,081
	184,235	180,546	**180,168**	178,794
Share of post-acquisition reserves of associates	**107,774**	70,328	**-**	-
Goodwill	**392**	-	**-**	-
Allowance for impairment loss	**(1,126)**	(1,126)	**(137)**	(137)
	291,275	249,748	**180,031**	178,657
Market value of quoted equity shares at 31 March	**68,473**	92,392	**68,473**	92,392

Details of the significant associates are set out in Note 40 to the financial statements.

	The Group	
	2007 S$'000	2006 S$'000
a) The Group's share of attributable profit of associates for the financial year is as follows:		
Share of results	**71,387**	27,217
Share of taxation	**(6,969)**	(4,411)
Share of attributable profit	**64,418**	22,806
b) Summarised financial information in respect of the Group's associates is set out below:		
Total assets	**1,590,939**	1,533,049
Total liabilities	**(810,658)**	(843,650)
Net assets	**780,281**	689,399
Revenue	**1,969,893**	1,851,415
Profit for the year	**178,746**	92,827

During the financial year, the Group did not recognise losses of associates, in which the Group's share of losses exceeded its interest therein of S$861,000 (2006 : S$961,000). At 31 March 2007, accumulated losses not recognised are S$3,190,000 (2006 : S$2,329,000).

13. Investment in unquoted equity shares

	The Group	
	2007 S$'000	2006 S$'000
Investment in unquoted equity shares, at cost	**27,771**	27,254
Shareholder's loans	**24,493**	23,196
	52,264	50,450
Allowance for impairment loss	**(9,797)**	(9,278)
	42,467	41,172

The investment represents CIHL's 19% interest in Gerard Corporation Pty Ltd ("Gerard Corporation"). Gerard Corporation is incorporated in Australia. The principal activities of the Gerard Corporation group of companies are manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

The shareholder's loans form part of the Group's net investment in Gerard Corporation. These loans are unsecured and settlement is neither planned nor likely to occur in the foreseeable future.

14. Non-current receivables

	The Group	
	2007 S$'000	2006 S$'000
Secured non-current receivables:		
Amount receivable relating to divestment of interest in Gerard Corporation (note a)	**51,112**	52,465
Unsecured non-current receivables:		
Advances to trade associates (note b)	**3,674**	7,024
Allowance for impairment for advances to trade associates	**-**	(3,544)
	3,674	3,480
Amount retained for CIHL's divestment in 2003 (note c)	**-**	66,207
Shareholder's loan to Gerard Corporation (note d)	**6,429**	6,089
Others	**2,896**	-
	12,999	75,776
	64,111	128,241

Note:

a) During the financial year ended 31 March 2005, CIHL divested 21% of its interest in Gerard Corporation. In 2003, CIHL also divested a 12.387% interest in Gerard Corporation. The proceeds from these disposals are receivable by instalments, secured over the debtors' 34.33% interest in Gerard Corporation and interest bearing at 1.5% above the Australian bank bills swap reference average buying rate for bank bills of 180 days. The amount due after 31 March 2008 is receivable by two instalments of which, S$4,286,000 will be due in the financial year ending 31 March 2009 and the balance will be due in the financial year ending 31 March 2010. The amount due before 31 March 2008 is included under receivables and prepayments (Note 20).

14. Non-current receivables (cont'd)

b) These advances were made by CIHL for expanding its light fittings business and facilitating selling and distribution of its products. The net carrying value of S$3,674,000 (2006 : S$3,480,000) is interest bearing at commercial rate and has no fixed terms of repayment.

c) In 2003, CIHL disposed of its electrical wiring devices and installation systems ("EWDIS") business held by Gerard Industries (No 3) Pty Ltd ("Gerard Industries") in Australia. Part of the proceeds from disposal and the related interest receivable are to be retained for a period of four years from 22 December 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the sale and purchase agreement. The amount bears interest based on 3 months' Australian bank bills swap reference buying rate. As at 31 March 2007, the retention amount with related interest receivable is included under receivables and prepayments (Note 20).

d) Shareholder's loan to Gerard Corporation bears interest at commercial rate and is repayable by 2009.

Non-current receivables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2007 S$'000	2006 S$'000
United States dollar	**2,896**	-
Australian dollar	**10,103**	75,775

15. Other investments

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Unquoted equity shares, at cost	**7,612**	5,386	**894**	894
Allowance for impairment loss for unquoted equity shares	**(3,130)**	(3,215)	**(894)**	(894)
	4,482	2,171	-	-
Unquoted equity shares, at fair value	**11,012**	10,287	-	-
	15,494	12,458	-	-

Other investments that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2007 S$'000	2006 S$'000
Hong Kong dollar	**11,013**	10,287
New Taiwan dollar	**4,481**	2,171

16. Marketable securities

	The Group	
	2007 **S$'000**	2006 S$'000
Investments in marketable securities are classified as:		
Long-term investments	**19,140**	18,818
Current investments	**68,503**	35,458
Total marketable securities	**87,643**	54,276
Total value based on last traded market price at 31 March	**87,643**	54,276

The Group's investment in marketable securities comprises equity investment in:

a) Meiloon Industrial Co., Ltd. ("Meiloon"), a company incorporated in Taiwan, is principally engaged in the manufacture and sale of loudspeakers and other audio-visual devices and equipment. Shares of Meiloon are quoted on the main board of the Taiwan Stock Exchange Corporation.

b) TCL Corporation ("TCL"), a company established in the People's Republic of China ("PRC"), is principally engaged in the design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL are quoted on the Shenzhen Stock Exchange ("SSE"). As at 31 March 2006, the Group's investment in TCL shares comprised 47,758,056 promoter's shares of TCL which are non-tradable on the SSE. TCL adopted a share reform on the promoter's shares stipulated by the Ministry of Finance of the PRC and the share reform was completed on 20 April 2006. Pursuant to TCL's share reform, the Group's 47,758,056 promoter's shares changed to 40,300,086 freely tradable shares, which can be freely traded on the SSE one year after the completion of the share reform. As a result of the share reform, a loss on disposal of marketable securities of S$1,874,000 is recognised in the profit and loss statement (Note 7).

Marketable securities that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2007 **S$'000**	2006 S$'000
New Taiwan dollar	**50,342**	39,000
Renminbi	**37,301**	15,276

17. Derivative financial instruments

During the financial year ended 31 March 2006, CIHL entered into a cross currency swap whereby on maturity, CIHL will pay an aggregate of AUD65,160,000 and receive S$77,670,000. This swap agreement was entered into to manage CIHL's exchange rate exposure on receivables denominated in Australian dollar. The swap will mature in January 2008. As at 31 March 2006, the fair asset value of the cross currency swap amounted to S$4,453,000.

During the financial year ended 31 March 2007, the Group also entered into several forward foreign exchange contracts to manage the Group's exchange rate exposures. Certain of these forward foreign exchange contracts will mature during the financial year ending 31 March 2008. As at 31 March 2007, the total notional amount of outstanding forward foreign exchange contracts to which the Group is committed is S$53,201,000.

17. Derivative financial instruments (cont'd)

The fair liability value of the derivative financial instruments comprises:

	The Group	
	2007 **S$'000**	2006 S$'000
Cross currency swap	**9**	-
Forward foreign exchange contracts	**1,053**	-
	1,062	-

Changes in the fair value of the cross currency swap and forward foreign exchange contracts are included in exchange differences.

18. Intangible assets

	The Group	
	2007 **S$'000**	2006 S$'000
Goodwill	**3,863**	285
Other intangible assets	**6,797**	8,095
	10,660	8,380

Movements of these intangible assets are as follows:

Goodwill

	The Group	
	2007 **S$'000**	2006 S$'000
Cost:		
Balance at beginning of the financial year	**6,789**	6,469
Additions	**3,565**	5,323
Disposal of joint venture	**-**	(3,436)
Elimination of accumulated amortisation	**-**	(607)
Currency realignment	**(408)**	(960)
Balance at end of the financial year	**9,946**	6,789
Accumulated amortisation:		
Balance at beginning of the financial year	**-**	607
Elimination of accumulated amortisation	**-**	(607)
Balance at end of the financial year	**-**	-

18. Intangible assets (cont'd)

	The Group	
	2007 S$'000	2006 S$'000
Accumulated impairment loss:		
Balance at beginning of the financial year	**6,504**	5,513
Charge for the financial year	**-**	1,332
Currency realignment	**(421)**	(341)
Balance at end of the financial year	**6,083**	6,504
Net book value:		
Balance at end of the financial year	**3,863**	285

For the financial year ended 31 March 2006, the impairment loss for goodwill of S$1,332,000 was from discontinued operations, of which S$407,000 was included in net expenses and S$925,000 was included in the cost of restructuring of operations under exceptional items (Note 38).

Other Intangible Assets

	The Group				
	Deferred expenditure S$'000	Trademark S$'000	Patent right S$'000	Corporate club membership S$'000	Total S$'000
Cost:					
Balance at 1 April 2006	8,661	493	7,901	194	17,249
Currency realignment	(595)	(34)	(545)	-	(1,174)
Balance at 31 March 2007	8,066	459	7,356	194	16,075
Accumulated amortisation:					
Balance at 1 April 2006	7,775	394	-	-	8,169
Amortisation for the financial year	-	-	782	-	782
Currency realignment	(534)	(27)	(29)	-	(590)
Balance at 31 March 2007	7,241	367	753	-	8,361
Accumulated impairment loss:					
Balance at 1 April 2006	886	99	-	-	985
Currency realignment	(61)	(7)	-	-	(68)
Balance at 31 March 2007	825	92	-	-	917
Net book value:					
At 31 March 2007	-	-	6,603	194	6,797

18. Intangible assets (cont'd)

	The Group				
	Deferred expenditure S$'000	Trademark S$'000	Patent right S$'000	Corporate club membership S$'000	Total S$'000
Cost:					
Balance at 1 April 2005	18,297	508	-	-	18,805
Additions	486	-	7,901	-	8,387
Reclassified from other investments (Note a)	-	-	-	196	196
Disposal of joint venture	(9,497)	-	-	(2)	(9,499)
Write-off	(377)	-	-	-	(377)
Currency realignment	(248)	(15)	-	-	(263)
Balance at 31 March 2006	8,661	493	7,901	194	17,249
Accumulated amortisation:					
Balance at 1 April 2005	7,765	403	-	-	8,168
Amortisation for the financial year	2,390	-	-	-	2,390
Eliminated on disposal of joint venture	(1,845)	-	-	-	(1,845)
Eliminated on write-off	(377)	-	-	-	(377)
Currency realignment	(158)	(9)	-	-	(167)
Balance at 31 March 2006	7,775	394	-	-	8,169
Accumulated impairment loss:					
Balance at 1 April 2005	-	105	-	-	105
Charge for the financial year	894	-	-	-	894
Currency realignment	(8)	(6)	-	-	(14)
Balance at 31 March 2006	886	99	-	-	985
Net book value:					
At 31 March 2006	-	-	7,901	194	8,095

Note (a):
Corporate club memberships had been reclassified from other investments to intangible assets during the financial year ended 31 March 2006.

Amortisation charge for deferred expenditure from continuing and discontinued operations are S$782,000 (2006 : S$1,656,000) and S$Nil (2006 : S$734,000) respectively.

For the financial year ended 31 March 2006, impairment loss of S$894,000 for deferred expenditure was from discontinued operations and was included in the cost of restructuring of operations under exceptional items (Note 38).

19. Inventories

	The Group	
	2007 S$'000	2006 S$'000
Raw materials	**17,239**	23,251
Work-in-progress	**3,107**	4,267
Finished goods	**28,831**	30,322
	49,177	57,840

20. Receivables and prepayments

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Trade receivables from third parties	**53,805**	69,971	**-**	-
Less: Allowance for doubtful trade receivables	**(10,329)**	(12,575)	**-**	-
	43,476	57,396	**-**	-
Deposits and prepayments	**5,610**	6,668	**718**	1,126
Due from related parties – trade (Note 33)	**32**	82	**-**	-
Due from associates – trade	**1,949**	3,140	**-**	-
Due from associates – non-trade (note a)	**1,499**	11,962	**-**	-
Due from a former associate (note b)	**9,118**	11,444	**-**	-
Due from subsidiaries – non-trade (note c)	**-**	-	**-**	5,351
Amount receivable relating to divestment of interest in Gerard Corporation (Note 14)	**4,286**	2,900	**-**	-
Amount retained for CIHL's divestment in 2003 (note d)	**74,573**	-	**-**	-
	97,067	36,196	**718**	6,477
Other receivables (note e)	**80,032**	93,516	**2**	8
Less: Allowance for doubtful other receivables	**(9,972)**	(10,675)	**-**	-
	70,060	82,841	**2**	8
	210,603	176,433	**720**	6,485

Note:

a) The non-trade amounts due from associates are unsecured, non-interest bearing and repayable on demand.

b) During the financial year ended 31 March 2006, CIHL's effective interest in an associate was diluted to 19.3% pursuant to the restructuring of that company (the "former associate"). The amount due from the former associate is unsecured and repayable on demand, of which S$759,000 (2006 : S$2,271,000) is interest bearing at commercial rate.

20. Receivables and prepayments (cont'd)

c) The amounts due from subsidiaries at 31 March 2006 were unsecured, non-interest bearing and repayable on demand except for an amount of S$8,381,000, which was bearing interest at interest rates ranging from 4.05% to 5.91% per annum.

d) The retention amount bears interest based on 3 months' Australian bank bills swap reference buying rate and was presented under non-current receivable as at 31 March 2006 (Note 14).

e) Other receivables of the Group, net of allowance for doubtful debts, comprise mainly:

i) CIHL's amounts due from its trade associates totalling S$24,122,000 (2006 : S$25,767,000). These advances are unsecured and repayable on demand. Certain advances are interest bearing at commercial rate;

ii) CIHL's amount due from an associate of Gerard Corporation of S$10,849,000 (2006 : S$10,517,000). The amount is unsecured and repayable on demand. Certain amount is interest bearing at commercial rate;

iii) CIHL's advance of S$3,883,000 (2006 : S$3,657,000) to a subsidiary of Gerard Corporation. This advance is unsecured and repayable on demand. Certain advance is interest bearing at commercial rate;

iv) CIHL's interest receivable of S$8,363,000 (2006 : S$3,658,000) on secured receivables (Notes 14 and 20). Interest receivable is due at the end of each interest period; and

v) CIHL's receivable of S$11,811,000 (2006 : S$29,707,000) due from a subsidiary of the former joint venture for transfer of certain assets in China. This amount is repayable on demand.

Receivables and prepayments that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2007 **S$'000**	2006 S$'000	**2007** **S$'000**	2006 S$'000
United States dollar	**47,967**	51,865	-	2,717
Hong Kong dollar	**1,060**	1,674	-	(891)
Renminbi	**1,892**	2,339	-	-
Sterling pound	-	-	-	5,826
Euro	**2,048**	2,496	-	-
Japanese yen	**431**	234	-	-
Australian dollar	**86,676**	10,889	-	-
Swiss franc	**638**	-	-	-

21. Bank balances, deposits and cash

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Cash and bank balances	**14,454**	29,146	**518**	421
Fixed deposits	**24,196**	117,365	**4,107**	671
	38,650	146,511	**4,625**	1,092

Cash and bank balances comprise cash held by the Group and short-term fixed deposits with an original maturity of three months or less. The carrying amounts of these assets approximate their fair values.

Fixed deposits bear interest rates ranging from 0.45% to 5.30% (2006 : 1.00% to 5.35%) per annum.

Bank balances, deposits and cash that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
United States dollar	**10,172**	98,036	**3,425**	115
Hong Kong dollar	**6,407**	1,092	**882**	50
Singapore dollar	**100**	192	-	-
Renminbi	**3,929**	4,609	-	-
Sterling pound	-	1,129	-	-
Euro	-	5,222	-	-
Japanese yen	**263**	-	-	-
Australian dollar	-	2,915	-	-
Swiss franc	**127**	-	-	-

22. Trade and other payables

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Trade payables:				
Third parties	**31,221**	58,608	-	-
Associates	**2,122**	1,908	-	-
Other payables:				
Third parties	**21,925**	36,859	**2,388**	665
Associates	**899**	712	**6**	8
Due to subsidiaries – non-trade	-	-	**388**	-
Accrued charges	**17,479**	22,203	**3,042**	2,799
Provision for cost of restructuring of operations	**9,672**	12,069	-	-
	83,318	132,359	**5,824**	3,472

22. Trade and other payables (cont'd)

Provision for cost of restructuring of operations mainly comprises costs expected to be incurred by CIHL in completing the transactions with Schneider Electric SA ("Schneider") (Note 38) and the privatisation of CIHL. The movement of the provision during the financial year ended 31 March 2007 is as follows:

	S$'000
Balance at 1 April 2006	12,069
Amount provided	769
Amount utilised	(3,155)
Currency realignment	(11)
Balance at 31 March 2007	9,672

The provision is expected to be utilised substantially within the next twelve months, subject to clarification and verification of the amount claimed.

Trade and other payables that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
United States dollar	**15,894**	35,619	**139**	808
Hong Kong dollar	**2,296**	1,999	**9,754**	-
Renminbi	**6,446**	8,435	**-**	-
Sterling pound	**144**	137	**(6,155)**	15
Euro	**589**	470	**-**	-
Japanese yen	**97**	2,456	**-**	-
Australian dollar	**-**	86	**-**	-

23. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
The Group				
Amounts payable under finance leases:				
Within one year	**326**	690	**325**	689
Within two to five years	**5**	356	**5**	355
	331	1,046	**330**	1,044
Less: Future finance lease charges	**(1)**	(2)	**-**	-
Present value of finance lease obligations	**330**	1,044	**330**	1,044
Less: Amount due within twelve months as shown under current liabilities			**(325)**	(689)
Amount due for settlement after twelve months			**5**	355

23. Obligations under finance leases (cont'd)

Certain finance leases of the Group bear interest on floating interest rate basis. The average lease term is 3.5 years.

Interest rates on finance leases range from 4.91% to 10.79% (2006 : 3.15% to 10.79%) per annum.

The effective interest rates and repricing analysis are set out in Note 37.

Obligations under finance leases that are not denominated in the functional currencies of the respective entities are as follows:

	The Group	
	2007 **S$'000**	2006 S$'000
Hong Kong dollar	**7**	9

24. Amount due to ultimate holding company

The Company's immediate and ultimate holding company is Gold Peak Industries (Holdings) Limited ("Gold Peak"), a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The amounts due to Gold Peak are non-trade in nature, unsecured, non-interest bearing and repayable on demand.

25. Bank loans and overdrafts

	The Group		The Company	
	2007 **S$'000**	2006 S$'000	**2007** **S$'000**	2006 S$'000
Current portion of long-term bank loans (Note 26)	**161,621**	49,968	**155,264**	43,000
Short-term bank loans	**25,515**	50,446	**9,794**	5,848
Bank overdrafts	**2,503**	883	**-**	-
	189,639	101,297	**165,058**	48,848
Of which:				
Secured (mortgage loan)	**126**	157	**-**	-
Unsecured	**189,513**	101,140	**165,058**	48,848
	189,639	101,297	**165,058**	48,848

Certain of the Group's leasehold land and buildings (Note 10) have been pledged to a bank to obtain the above mortgage loan facilities.

Interest rates on bank loans and overdrafts range from 3 73% to 7.25% (2006 : 1.58% to 9.60%) per annum.

The effective interest rates and repricing analysis are set out in Note 37.

25. Bank loans and overdrafts (cont'd)

Bank loans and overdrafts that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	S$'000	S$'000	**S$'000**	S$'000
United States dollar	**-**	24,122	**-**	-
Hong Kong dollar	**874**	2,504	**-**	-
Sterling pound	**6,204**	5,848	**6,204**	5,848

26. Bank loans

	The Group		The Company	
	2007	2006	**2007**	2006
	S$'000	S$'000	**S$'000**	S$'000
Long-term bank loans:				
Secured (mortgage loan)	**126**	269	**-**	-
Unsecured	**256,855**	264,374	**230,264**	230,342
	256,981	264,643	**230,264**	230,342
Less: Amounts due within one year (Note 25)				
Secured (mortgage loan)	**(126)**	(157)	**-**	-
Unsecured	**(161,495)**	(49,811)	**(155,264)**	(43,000)
	95,360	214,675	**75,000**	187,342

Bank loans are repayable within the following periods:

	The Group		The Company	
	2007	2006	**2007**	2006
	S$'000	S$'000	**S$'000**	S$'000
More than one year, but not exceeding two years	**92,571**	119,214	**75,000**	112,342
More than two years, but not exceeding five years	**2,789**	95,461	**-**	75,000
	95,360	214,675	**75,000**	187,342

Certain of the Group's leasehold land and buildings (Note 10) have been pledged to a bank to obtain the above mortgage loan facilities.

Interest rate on mortgage loan is 6.69% to 7.64% (2006 : 6.69% to 7.00%) per annum. Interest rates on other bank loans range from 3.45% to 7.25% (2006 : 1.81% to 8.25%) per annum.

The effective interest rates and repricing analysis are set out in Note 37.

26. Bank loans (cont'd)

Bank loans that are not denominated in the functional currencies of the respective entities are as follows:

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
United States dollar	**45,440**	50,180	**27,264**	29,142
Sterling pound	**126**	269	-	-

27. Deferred tax assets (liabilities)

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Deferred tax assets	**2,406**	3,179	-	-
Deferred tax liabilities	**(1,102)**	(875)	**(96)**	(96)
Net deferred tax assets (liabilities)	**1,304**	2,304	**(96)**	(96)

Movements of the net deferred tax assets (liabilities) recognised by the Group and the Company are as follows:

	Accelerated tax depreciation S$'000	Tax losses S$'000	Other temporary differences, net S$'000	Total S$'000
The Group				
Balance at 1 April 2006	(172)	3,087	(611)	2,304
(Charge) Credit to income for the financial year	(158)	515	(1,288)	(931)
Effect of change in tax rate	7	(20)	93	80
Currency realignment	14	(81)	(82)	(149)
Balance at 31 March 2007	(309)	3,501	(1,888)	1,304

	Accelerated tax depreciation S$'000	Other temporary differences, net S$'000	Total S$'000
The Company			
Balance at 1 April 2006	(53)	(43)	(96)
Credit (Charge) to income for the financial year	12	(21)	(9)
Effect of change in tax rate	5	4	9
Balance at 31 March 2007	(36)	(60)	(96)

The Directors expect that the continued recognition of the Group's deferred tax assets of S$2,406,000 at 31 March 2007 is supported on the basis that it is probable that the deferred tax benefits will be realised in the foreseeable future as a result of recent expansion of distribution network.

28. Issued capital, share-based payments and dividends

a) Issued capital

	Group and Company			
	Number of ordinary shares		Issued capital	
	2007	2006	**2007 S$'000**	2006 S$'000
Issued and fully paid up:				
At beginning of the financial year	**459,079,443**	458,721,443	**230,378**	91,744
Issue of shares under the Company's Share Option Scheme 1999 (the "1999 Scheme")	**610,000**	358,000	**350**	72
Issue of consideration shares pursuant to the Scheme (Note 11)	**116,758,482**	-	**73,558**	-
Transfer from share premium account upon implementation of Companies (Amendment) Act 2005	**-**	-	**-**	138,562
At end of the financial year	**576,447,925**	459,079,443	**304,286**	230,378

On the date of commencement of Companies (Amendment) Act 2005 on 30 January 2006:

i) The concept of authorised capital and par value was abolished.

ii) Amount outstanding to the credit of the Company's share premium account became part of the Company's issued capital.

The Group and the Company have one class of ordinary shares which carry no right to fixed income.

b) Share-based payments

i) Equity-settled share option scheme of the Company

The Company offers options to eligible grantees to subscribe for the ordinary shares in the Company under the 1996 Scheme and 1999 Scheme. The 1996 Scheme was replaced by the 1999 Scheme, which was adopted at an extraordinary general meeting held on 19 November 1999. All unexercised options under the 1996 Scheme had expired by 1 August 2004.

The 1999 Scheme is administered by the Remuneration Committee. Exercise price of options equals to the average of the last dealt prices for the shares of the Company on the SGX-ST for the last three market days for which there was trading in the Company's shares, immediately preceding the date of offer. The Remuneration Committee may at its discretion fix the exercise price at a discount not exceeding 20% to the above price. The vesting period is one year from the date of offer for options granted without discount, or two years for options granted at a discount. The expiry date for options offered to eligible grantees that hold executive positions, including the executive directors, is ten years from the date of offer, or five years for other eligible grantees. Unexercised options are cancelled upon occurrence of certain events, including when the option holder ceases to be employed by the Group.

28. Issued capital, share-based payments and dividends (cont'd)

Details of the Company's options outstanding during the financial year are as follows:

	2007 Number of options '000	**2007** Weighted average exercise price S$	2006 Number of options '000	2006 Weighted average exercise price S$
Outstanding at beginning of the financial year	**13,495**	**0.827**	14,418	0.821
Cancelled	**(391)**	**0.869**	(565)	0.856
Exercised	**(610)**	**0.574**	(358)	0.554
Outstanding at end of the financial year	**12,494**	**0.838**	13,495	0.827
Exercisable at end of the financial year	**12,494**		13,495	

The weighted average share price at the date of exercise for options exercised during the financial year was S$0.71 (2006 : S$0.88). The options outstanding at the end of the financial year have a weighted average remaining contractual life of 5.8 years (2006 : 6.7 years). No options were offered during the financial year.

ii) Equity-settled share option scheme of subsidiary, CIHL

The CIHL options were granted on 25 May 2000 pursuant to the CIHL Share Option Scheme 1999 and accordingly, no option cost was recognised pursuant to FRS 102 - *Share-based Payment*.

During the financial year, all unexercised CIHL's options were cancelled pursuant to the Scheme and the CIHL Share Option Scheme 1999 was voluntarily terminated effective 1 December 2006. Details of the CIHL's options outstanding during the financial year are as follows:

	2007 Number of options '000	**2007** Weighted average exercise price S$	2006 Number of options '000	2006 Weighted average exercise price S$
Outstanding at beginning of the financial year	**504**	**2.001**	726	2.051
Cancelled	**(504)**	**2.001**	(52)	1.971
Exercised	-	-	(170)	2.224
Outstanding at end of the financial year	-	-	504	2.001
Exercisable at end of the financial year	-		504	

The weighted average share price at the date of exercise for options exercised during the financial year ended 31 March 2006 was S$2.70. As at 31 March 2006, the options outstanding had a weighted average remaining contractual life of 4.2 years.

28. Issued capital, share-based payments and dividends (cont'd)

iii) Expenses related to equity-settled share-based payment transactions recognised during the financial year are as follows:

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Attributable to share option scheme of:				
The Company	-	148	-	148
CIHL	-	-	-	-
An associate	-	112	-	-
	-	260	-	148

c) Dividends

	Group and Company	
	2007 S$'000	2006 S$'000
i) Dividends paid during the financial year are as follows:		
Proposed final tax-exempt (1-tier) dividend of 1.30 cents per ordinary share for the financial year ended 31 March 2006	**5,976**	-
Proposed final tax-exempt (1-tier) dividend of 2.00 cents per ordinary share for the financial year ended 31 March 2005	-	9,182
Special tax-exempt (1-tier) dividend of 8.038 cents per ordinary share pursuant to the Scheme (Note 11)	**36,950**	-
Interim tax-exempt (1-tier) dividend of 1.30 cents per ordinary share for the financial year ended 31 March 2007	**7,494**	-
Interim tax-exempt (1-tier) dividend of 1.20 cents per ordinary share for the financial year ended 31 March 2006	-	5,509
	50,420	14,691
ii) Proposed dividends at 31 March are as follows:		
Final tax-exempt (1-tier) dividend of 1.00 cent (2006 : 1.30 cents) per ordinary share	**5,764**	5,976
Special tax-exempt (1-tier) dividend of 1.00 cent (2006 : Nil) per ordinary share	**5,765**	-
	11,529	5,976

The amount of proposed final dividend at 31 March 2007 is based on 576,447,925 (31 March 2006 : 459,689,443) issued shares at 30 May 2007 (2006 : 26 May 2006).

29. Lease commitments

Minimum lease payments paid under operating leases as lessee are as follows:

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Operating lease expenses to:				
Related parties	**314**	321	**-**	-
Third parties	**5,051**	7,344	**294**	240

Operating lease expenses from continuing and discontinued operations are S$5,365,000 (2006 : S$6,713,000) and S$Nil (2006 : S$952,000) respectively.

At the balance sheet date, the Group has outstanding commitments in respect of operating leases, which fall due as follows:

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Within one year	**4,093**	5,293	**422**	337
Within two to five years	**6,368**	10,034	**589**	192
After five years	**1,666**	7,346	**-**	-
	12,127	22,673	**1,011**	529

Operating lease payments represent rentals payable by the Group for rental of office and factory premises, motor vehicles and plant and machinery. Leases are negotiated for an average term of 3 years.

30. Capital commitments

	The Group	
	2007 S$'000	2006 S$'000
Capital expenditure:		
Commitments for the acquisition of property, plant and equipment	**72**	30

31. Contingent liabilities (unsecured)

	The Group		The Company	
	2007 S$'000	2006 S$'000	**2007 S$'000**	2006 S$'000
Guarantees given to certain banks in respect of banking facilities utilised by:				
Subsidiaries	**-**	-	**29,811**	37,759
Associates	**2,326**	2,550	**2,326**	1,917
A former associate (note a)	**9,316**	11,808	**4,372**	-

The maximum amount the Group and the Company could become liable is as shown above.

Note (a):
CIHL has a 19.3% equity interest in a former associate.

32. Segment information

The principal activities of the Group's continuing operations are the development, manufacturing and marketing of electronic equipment, parts and components, automotive wire harness, cables, cable assembly products, acoustics products, light fittings products and batteries. Accordingly, the income and profits of the Group's continuing operations are derived substantially from these industry segments.

Segment revenue and expense: Segment revenue and expense are the revenue and expense reported in the Group's profit and loss statement that are directly attributable to a segment and the relevant portion of such revenue and expense that can be allocated on a reasonable basis to a segment.

Segment assets and liabilities: Segment assets are all operating assets that are employed by a segment in its operating activities and are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment liabilities are all operating liabilities of a segment and are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Inter-segment transfers: Segment revenue and expenses include transfers between business segments. These transfers are eliminated on consolidation.

32. Segment information (cont'd)

a) Primary segment information for the Group based on business segments

	Electronics				Batteries	Elimination	Total continuing operations
	Electronics and components	Wire harness and cables	Acoustics	Light fittings and other investments			
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
2007							
Revenue							
External revenue	117,300	124,451	132,002	9,690	-	-	383,443
Inter-segment revenue	53,859	-	1,496	-	-	(55,355)	-
Total revenue	171,159	124,451	133,498	9,690	-	(55,355)	383,443
Results							
Segment results before interest, taxation and exceptional items	12,239	17,541	(212)	(9,077)	9,503	-	29,994
Exceptional items	(184)	47,413	(128)	3,111	(430)	-	49,782
Segment results before interest and taxation but after exceptional items	12,055	64,954	(340)	(5,966)	9,073	-	79,776
Finance costs							(15,239)
Interest income							16,057
Profit before taxation							80,594
Income tax expense							(11,097)
Profit after taxation							69,497
Other information							
Additions of property, plant and machinery and intangible assets	3,100	852	1,446	4,169	-	-	9,567
Non-cash expenses:							
Depreciation and amortisation	3,935	1,170	2,248	927	-	-	8,280
Assets and liabilities							
Segment assets	168,293	17,148	75,023	368,524	-	(105,782)	523,206
Interest in associates	29,874	94,353	2,389	2,729	161,930	-	291,275
Investment in unquoted equity shares	-	-	-	42,467	-	-	42,467
Other unallocated assets							2,481
Total assets							859,429
Segment liabilities	63,180	4,108	94,203	31,204	-	(105,782)	86,913
Bank borrowings and finance lease obligations							285,329
Other unallocated liabilities							7,026
Total liabilities							379,268

32. Segment information (cont'd)

	Electronics				Batteries	Elimination	Total continuing operations
	Electronics and components	Wire harness and cables	Acoustics	Light fittings and other investments			
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
2006							
Revenue							
External revenue	123,401	159,049	108,167	7,918	-	-	398,535
Inter-segment revenue	39,891	-	1,109	-	-	(41,000)	-
Total revenue	163,292	159,049	109,276	7,918	-	(41,000)	398,535
Results							
Segment results before interest, taxation and exceptional items	19,022	13,709	(3,390)	(8,126)	14,360	-	35,575
Exceptional items	-	-	-	-	(5,471)	-	(5,471)
Segment results before interest and taxation but after exceptional items	19,022	13,709	(3,390)	(8,126)	8,889	-	30,104
Finance costs							(11,865)
Interest income							12,746
Profit before taxation							30,985
Income tax expense							(9,666)
Profit after taxation							21,319
Other information							
Additions of property, plant and machinery and intangible assets	5,778	1,433	1,828	10,762	-	-	19,801
Non-cash expenses:							
Depreciation and amortisation	3,365	2,162	3,883	2,794	-	-	12,204
Assets and liabilities							
Segment assets	180,771	45,791	69,692	437,483	-	(88,743)	644,994
Interest in associates	32,555	54,632	2,284	475	159,802	-	249,748
Investment in unquoted equity shares	-	-	-	41,172	-	-	41,172
Other unallocated assets							3,193
Total assets							939,107
Segment liabilities	55,628	26,905	88,088	55,083	-	(88,743)	136,961
Bank borrowings and finance lease obligations							317,016
Other unallocated liabilities							4,550
Total liabilities							458,527

32. Segment information (cont'd)

b) Secondary segment information for the Group based on geographical segments

Revenue is analysed by the location of the customers or the shipment destination, where appropriate. Segment assets and capital additions are analysed by the geographical location in which the assets are located. The locations of investments in associates are deemed to be the countries of incorporation of those associates whose equity are held directly by the Company or its subsidiaries.

	The Group			
	Revenue		Additions of property, plant and machinery and intangible assets	
	2007	2006	**2007**	2006
	S$'000	S$'000	**S$'000**	S$'000
Asia	**166,719**	195,061	**8,756**	18,256
Europe	**93,140**	88,922	**645**	1,503
America	**111,102**	101,478	**166**	42
Others	**12,482**	13,074	**-**	-
Total continuing operations	**383,443**	398,535	**9,567**	19,801

	The Group	
	Carrying amount of segment assets	
	2007	2006
	S$'000	S$'000
Asia	**570,962**	671,834
Europe	**46,451**	43,546
America	**24,086**	26,073
Others	**217,930**	197,654
	859,429	939,107

33. Related party transactions

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related companies in these financial statements refer to members of the holding company's group of companies. For this Note 33 purposes, associates also include those that are associates of the holding and/or related companies. Related parties also include joint venture of the Group.

Transactions between the Company and its subsidiaries, which are related companies of the Company, have been eliminated on consolidation and are not disclosed in this note.

33. Related party transactions (cont'd)

In addition to the related party information disclosed elsewhere in the financial statements, the Group has significant transactions with related parties on normal commercial terms agreed between the parties as follows:

	Associates		Joint venture (Note a)		Related companies	
	2007	2006	**2007**	2006	**2007**	2006
	S$'000	S$'000	**S$'000**	S$'000	**S$'000**	S$'000
Sales	**6,678**	8,421	-	3,384	-	-
Licence fee	-	-	-	-	**(1,203)**	(912)
Purchases	**(2,248)**	(5,623)	-	(83)	-	-
Rental expenses	**(59)**	(41)	-	-	**(314)**	(321)

Note (a):

This entity ceased to be a joint venture at 31 March 2006 as a result of a restructuring exercise as explained in Note 38.

The remuneration of key management personnel is as follows:

	The Group	
	2007	2006
	S$'000	S$'000
Short-term benefits	**5,714**	6,046
Share-based payments	-	64
	5,714	6,110

34. Change in accounting policy

The accounting policies set out in Note 2 have been applied in preparing the financial statements.

The change in accounting policy from the adoption of Amendments to FRS 39 *Financial Instruments: Recognition and Measurement - Financial Guarantee Contracts* during the financial year ended 31 March 2007 is as follows:

The amendments require certain financial guarantee contracts to be recognised in accordance with FRS 39 and measured initially at fair values and subsequently at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with the revenue recognition policies described in Note 2. The changes introduced by these amendments are applied by the Company and the Group with effect from the beginning of the comparative reporting period presented in the financial statements (i.e. with effect from 1 April 2005).

The Company has issued corporate guarantees to banks for bank borrowings for certain of its subsidiaries and associated companies. The Company and the Group have issued corporate guarantees to banks for bank borrowings of a former associate. These guarantees are financial guarantee contracts as they require the Company or the Group to reimburse the banks if any of the subsidiary, associated company or former associate fails to make principal or interest payment when due in accordance with the respective terms of its borrowings.

The application of these amendments results in such financial guarantee contracts now being recognised and measured at the higher of the best estimate of the expenditure required to settle the obligation and the amount initially recognised less, where appropriate, cumulative amortisation. However, as the impact of this new requirement in both the Company and Group's financial statements is not material, no adjustment has been made to recognise these financial guarantee contracts.

35. FRS yet to be adopted

At the date of authorisation of these financial statements, the following FRSs and INT FRSs were issued but not effective:

FRS 107	-	*Financial Instruments : Disclosures*
FRS 108	-	*Operating Segments*
INT FRS 108	-	*Scope of FRS 102*
INT FRS 109	-	*Reassessment of Embedded Derivatives*
INT FRS 110	-	*Interim Financial Reporting and Impairment*
INT FRS 111	-	*FRS 102 - Group and Treasure Share Transactions*
INT FRS 112	-	*Service Concession Arrangements*

Amendments to FRS 1 *Presentation of Financial Statements on Capital Disclosures.*

Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group has early adopted FRS 40 - *Investment Property* effective 1 April 2004. Adoption of FRS 40 had been applied prospectively in the financial statements for the financial year ended 31 March 2005. However, the investment property was disposed of in the last financial year ended 31 March 2006.

The initial application of these FRSs, INT FRSs and amendments to FRS are not expected to have any material impact on the financial statements of the Company and the Group except for the application of FRS 107 which will not affect any of the amounts recognised in the financial statements, but will change the disclosures presently made in relation to the Company and the Group's financial instruments.

36. Critical accounting judgements and key sources of estimation uncertainty

Critical Judgements in Applying the Group's Accounting Policies

In the application of the Group's accounting policies, which are described in Note 2, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Amortisation of Intangible Assets

The Group's net carrying amount of patent at 31 March 2007 is S$6,603,000. The Group amortises the patent on a straight-line basis over the estimated useful life. The estimated useful life reflects the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the patent. Change in this estimation may have a material impact on the result.

36. Critical accounting judgements and key sources of estimation uncertainty (cont'd)

Impairment of Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment whenever there is any indication that the assets are impaired. If any such indication exists, the recoverable amount (i.e. higher of the fair value less cost to sell and value in use) of the asset is estimated to determine the impairment loss. Details of the carrying amount of the property, plant and equipment are stated in Note 10.

The key assumptions for the value in use calculation are those regarding the growth rates and expected change to selling prices and direct costs during the year and a suitable discount rate.

Fair Value Estimation of Unquoted Available-for-sale Financial Assets

The Group holds unquoted equity shares that are not traded in an active market (Notes 13 and 15). The Group establishes their fair value by using valuation techniques which are most appropriate in light of the nature, facts and circumstances of the investment. The Group estimates the fair value of the unquoted equity shares by reference to the net assets of these unquoted equity shares after adjusting the fair value of the underlying assets and liabilities as appropriate. Details of the carrying amount of the unquoted available-for-sale financial assets are stated in Notes 13 and 15.

If certain assumptions relating to the current fair valuation of the unquoted equity shares (Notes 13 and 15) change within the next financial year, it could result in a material adjustment to the current fair value.

Allowance for Bad and Doubtful Debts

The policy for allowances for bad and doubtful debts of the Group is based on the evaluation of collectability and aging analysis of accounts and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in the impairment of their ability to make payments, additional allowances may be required. Details of the carrying amount of the receivables are stated in Note 20.

Cost Associated with CIHL's Disposal of the EWDIS Business

CIHL has operated the EWDIS business for many years, with presence in many countries involving in various aspects of operations. Upon CIHL's disposal of the EWDIS business to Schneider, best efforts were put in to cover all areas with certainty in the disposal agreement (the "Agreement"). Nevertheless, it is envisaged that there are possibilities that certain events may occur as a result of conditions existing prior to the disposal with implications on the terms of the Agreement. These contingencies are covered by the warranty clause in the Agreement and CIHL has taken a prudence stance in setting aside reasonable amounts of provision to cover such uncertainties (Note 22).

37. Financial instruments – risk management

a) Credit risk

The Group manages credit risk by ongoing credit evaluation of the counterparties' financial position, limiting the aggregate financial exposure to any individual counterparty and requiring counterparties to provide letters of credit or other forms of security, if considered necessary.

The Group places its cash and fixed deposits with reputable financial institutions.

The Group has no major concentration of credit risk.

37. Financial instruments – risk management (cont'd)

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

b) Interest rate risk

The Group's interest rate risk exposure mainly arises from its interest bearing debts and interest bearing assets. In respect of these assets and liabilities, the following table indicates their effective interest rates at balance sheet date and the periods in which they reprice.

		The Group			
	Note	Effective interest rate %	Within 1 year S$'000	1 to 5 years S$'000	Total S$'000
2007					
Financial assets					
Secured current and non-current receivables		8.01	55,398	-	55,398
Unsecured non-current receivables		6.37 to 6.83	6,570	6,429	12,999
Trade receivables		10.25	6,373	-	6,373
Due from a former associate		6.55	759	-	759
Amount retained for CIHL's divestment in 2003		6.36	62,247	-	62,247
Other receivables		2.00 to 10.25	32,657	-	32,657
Bank balances and deposits		0.01 to 5.30	31,770	-	31,770
			195,774	6,429	202,203
Financial liabilities					
Obligations under finance leases	23	5.29 to 10.79	323	7	330
Bank loans and overdrafts	25	3.84 to 7.25	28,018	-	28,018
Long-term bank loans	26	3.95 to 7.64	256,981	-	256,981
			285,322	7	285,329
2006					
Financial assets					
Secured current and non-current receivables		7.21	55,365	-	55,365
Unsecured non-current receivables		5.60 to 6.83	62,096	6,089	68,185
Trade receivables		9.25	7,175	-	7,175
Due from a former associate		5.59 to 5.84	2,271	-	2,271
Other receivables		2.90 to 9.75	40,384	-	40,384
Bank balances and deposits		0.01 to 5.25	137,009	-	137,009
			304,300	6,089	310,389
Financial liabilities					
Obligations under finance leases	23	5.38 to 10.79	1,033	11	1,044
Bank loans and overdrafts	25	2.13 to 6.75	51,329	-	51,329
Long-term bank loans	26	3.45 to 6.75	264,643	-	264,643
			317,005	11	317,016

37. Financial instruments – risk management (cont'd)

c) Foreign currency risk

The Group's assets and liabilities are mainly denominated in United States dollar, Sterling pound, New Taiwan dollar, Hong Kong dollar, Renminbi, Australian dollar and Singapore dollar. Exposures to foreign currency risks are managed as far as possible by matching assets and liabilities in the same currency denomination and supplemented with appropriate financial instruments where necessary. The Group uses derivative financial instruments to mitigate the financial impact associated with foreign currency and interest rates fluctuations relating to certain forecasted transactions.

The Group's foreign currency translation risk arises mainly from the Company's foreign incorporated subsidiaries, associates and joint venture, whose net assets are denominated in currencies other than Singapore dollar, the Company's reporting currency.

d) Liquidity risk

The Group finances its operations by a combination of borrowings and equity. Adequate lines of credit are maintained to ensure the necessary liquidity is available when required. The Company is in a net current liabilities position but funds will be available from certain subsidiar es when required.

e) Fair values of financial assets and financial liabilities

The fair values of financial assets and financial liabilities approximate the carrying amounts recorded in the financial statements, determined in accordance with the accounting policies disclosed in Note 2 to the financial statements.

38. Discontinued operations

In 2003, CIHL formed a 50:50 joint venture, Clipsal Asia Holdings Limited ("CAHL"), with Schneider to develop, manufacture and distribute EWDIS in Asia. CAHL is an investment holding company incorporated in Hong Kong.

Pursuant to an agreement dated 22 December 2003 relating to the formation of CAHL, CIHL had an option (the "Put Option") to sell its entire 50% interest in CAHL to Schneider. On 12 January 2006, CIHL exercised the Put Option. The exercise of Put Option was completed on 15 March 2006.

For the financial year ended 31 March 2006, results attributable to the disposed CAHL had been presented separately on the profit and loss statement as "discontinued operations" in accordance with FRS 105.

38. Discontinued operations (cont'd)

The results of discontinued operations were as follows:

	The Group 2006 S$'000
Revenue	100,243
Net expenses	(105,746)
Exceptional gain (note a)	5,672
Profit before taxation (note b)	169
Income tax expense	(1,117)
Loss after taxation	(948)
Minority interests	(108)
Loss after taxation and minority interests	(1,056)

Note (a):

Gain from disposal of discontinued operations	17,505
Cost for restructuring of operations	(11,833)
	5,672

Note (b):

Significant profit and loss items not disclosed elsewhere in the financial statements were as follows:

Staff costs	17,467
Cost of defined contribution plans included in staff costs	273
Auditors' remuneration:	
Payable to other auditors	
Audit services:	
- Current year	376
- Under-provision in prior year	49
Non-audit services	(4)
Allowance and write-off of inventories, net	1,039
Cost of inventories recognised as expense	69,203
Property, plant and equipment written off	80
Foreign exchange gain	(29)
Research expenditure	527
Interest income:	
Banks	(185)
Third parties	(15)
Interests on:	
Bank loans, overdrafts and bills payable	1,660
Finance leases	8

38. Discontinued operations (cont'd)

The impact of discontinued operations on the consolidated cash flow of the Group was as follows:

	The Group 2006 S$'000
Operating activities	(3,410)
Investing activities	8,137
Financing activities	(1,290)
Net impact	3,437

Revenue of discontinued operations analysed by location of customers was as follows:

	The Group 2006 S$'000
Asia	63,743
Europe	1,147
Others	35,353
	100,243

For the financial year ended 31 March 2006, additions of property, plant and machinery and intangible assets amounted to S$4,622,000 and S$4,794,000 respectively.

For the financial year ended 31 March 2006, the amounts under the profit and loss categories of CAHL reported by way of proportionate consolidation from 1 April 2005 to effective date of disposal in accordance with FRS 31 – *Financial Reporting Interests in Joint Ventures* were as follows:

	From 1 April 2005 to date of disposal S$'000
Loss before taxation	3,775
Income tax expense	1,117
Loss after taxation	4,892
Minority interests	1,134
Loss after taxation and minority interests	6,026

39. Subsidiaries

Significant subsidiaries of the Group are as follows:

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held	
			2007	2006
			%	%
Bowden Industries (China) Limited [1] [d]	Hong Kong	Investment holding	**100**	67.87
Bowden Industries Limited [1] [b]	Hong Kong	Investment holding, manufacturing and trading of electrical wiring accessories, electronic control devices and related products	**100**	67.87
Bowden Switchgear (HK) Ltd [1] [d]	Hong Kong	Investment holding	**100**	67.87
Burgess Investments Limited [1] [3]	Bahamas	Investment holding	**100**	67.87
Celestion International Limited [1] [c]	England and Wales	Design and trading of loudspeakers	**100**	100
CIH Limited [6] [a]	Singapore	Investment holding	**100**	67.87
Coudrey Investments Limited [1] [3]	Seychelles	Investment holding	**80**	-
Dragon Star Enterprises Limited [1] [3]	British Virgin Islands	Investment holding	**100**	67.87
Enventure Limited [1] [d]	British Virgin Islands	Investment holding	**100**	67.87
Famingo Pte Ltd [a]	Singapore	Investment holding	**100**	100
Fancy Luck Investment Limited [1] [b]	Hong Kong	Investment holding	**100**	100
Fortune Way Developments Limited [1] [d]	British Virgin Islands	Property holding	**100**	67.87
Giant Fair Investment Limited [1] [b]	Hong Kong	Investment holding	**100**	100
GP Acoustics France SAS [1] [c]	France	Marketing and trading of audio and electronics products	**100**	-
GP Acoustics GmbH [1] [c]	Germany	Distribution of audio products	**100**	100

39. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2007 %	2006 %
GP Acoustics (HK) Limited [1][b]	Hong Kong	Marketing and trading of audio and electronics products	**100**	100
GP Acoustics (US), Inc. (formerly known as KEF America, Inc.) [1][c]	United States of America	Marketing and distribution of loudspeakers	**77.89**	69.86
GP Acoustics Limited [3]	British Virgin Islands	Investment holding	**100**	100
GP Acoustics (Singapore) Pte Limited [a]	Singapore	Marketing and trading of audio and electronics products	**100**	100
GP Acoustics (UK) Limited [1][b]	England and Wales	Investment holding and trading of loudspeakers	**100**	100
GP Auto Cable (Huizhou) Limited [1][7]	The People's Republic of China	Manufacturing of automotive wire harness	-	90
GP Auto Parts Limited [b]	Hong Kong	Investment holding, marketing and trading of automotive wire harness	**100**	100
GP Electronics (China) Limited [b]	Hong Kong	Investment holding	**100**	100
GP Electronics (HK) Limited [b]	Hong Kong	Marketing and trading of audio products	**100**	100
GP Electronics (Huizhou) Co., Ltd. [2][f]	The People's Republic of China	Manufacturing of electronics and acoustics products	**92.50**	92.50
金柏電子有限公司 [1][5][h]	The People's Republic of China	Marketing and trading of electronics and acoustics products	**100**	100
GP Electronics (SZ) Limited [4][h]	The People's Republic of China	Development of electronics products	**100**	100
GP International Marketing Pte. Ltd. [1][a]	Singapore	Trading	**100**	100
GP Lighting Technology (Huizhou) Limited [1][d]	The People's Republic of China	Manufacturing and trading of lighting products and accessories	**100**	67.87
GP Lighting Technology (Shanghai) Limited [1][d]	The People's Republic of China	Manufacturing and trading of lighting products and accessories	**100**	67.87

39. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2007 %	2006 %
GP Precision Parts (Huizhou) Co., Ltd. [(1)(2)(f)]	The People's Republic of China	Manufacturing of metal and plastic parts	**70**	70
GPE International Limited [(b)]	Hong Kong	Investment holding	**100**	100
Huizhou GP Wiring Technology Ltd. [(2)(g)]	The People's Republic of China	Manufacturing of automotive wire harness	**80**	80
KEF Audio (UK) Limited [(1)(c)]	England and Wales	Design and trading of loudspeakers	**100**	100
Key Win Industrial Limited [(b)]	Hong Kong	Investment holding	**100**	100
Nike Enterprises Limited [(b)]	Hong Kong	Investment holding	**100**	100
Pacific Fame Investments Ltd [(1)(3)]	British Virgin Islands	Investment holding	**100**	67.87
Pinberry Investments Limited [(1)(3)]	British Virgin Islands	Investment holding	**100**	67.87
Refour Group Ltd [(1)(d)]	British Virgin Islands	Investment holding	**100**	67.87
Regal Trinity Limited [(1)(d)]	British Virgin Islands	Investment holding	**100**	67.87
Smart Tech International Limited [(e)]	Hong Kong	Investment holding	**100**	100
Star Bright Technology Limited [(1)(d)]	Hong Kong	Investment holding	**100**	67.87
Tarway Two Pty Ltd [(1)(3)]	Australia	Investment holding	**100**	67.87
Whitehill Industries Limited [(1)(b)]	Hong Kong	Investment holding	**100**	100

Note:

[(1)] Equity interest is held by subsidiaries of the Company.

[(2)] These subsidiaries, in compliance with their local statutory requirement, adopt 31 December as their financial year end. Such financial year end is not co-terminous with that of the Company. Adjustments are made for the effect of any significant transactions that occur between 1 January and 31 March. A member firm of Deloitte Touche Tohmatsu of which Deloitte & Touche, Singapore is a member, has reviewed the financial statements of certain of these subsidiaries for the purposes of the consolidated financial statements of the Group.

39. Subsidiaries (cont'd)

[3] The financial statements of these subsidiaries are not audited as there are no statutory audit requirements in its country of incorporation. The financial statements have been reviewed by Deloitte & Touche, Singapore or a member firm of Deloitte Touche Tohmatsu for the purposes of the consolidated financial statements of the Group.

[4] The financial statements of this subsidiary have been reviewed by member firms of Deloitte Touche Tohmatsu for the purposes of the consolidated financial statements of the Group.

[5] For identification purpose, the translated name for this subsidiary is "GP Electronics Limited".

[6] During the financial year, CIH Limited was privatised by the Company and delisted from the Mainboard of Singapore Exchange Securities Trading Limited (Note 11).

[7] During the financial year, the Group sold its entire equity interests in GP Auto Cable (Huizhou) Limited ("GPAC") to the now 20% owned associated company Furukawa GP Auto Parts (HK) Limited. GPAC has become an associated company of the Group (Note 40).

[a] Audited by Deloitte & Touche, Singapore, which are the auditors of all Singapore incorporated subsidiaries.

[b] Audited by member firms of Deloitte Touche Tohmatsu.

[c] Subsidiary of GP Acoustics (UK) Limited. The consolidated financial statements of GP Acoustics (UK) Limited are audited by a member firm of Deloitte Touche Tohmatsu.

[d] Subsidiary of Bowden Industries Limited. The consolidated financial statements of Bowden Industries Limited are audited by a member firm of Deloitte Touche Tohmatsu.

[e] Audited by Au Choi Yuen & Co.

[f] Audited by Guangdong Yangcheng Certified Public Accountants Company Limited Huizhou Branch.

[g] Audited by Huizhou East Certified Public Accountants.

[h] Audited by Shenzhen Zhengfenglifu Certified Public Accountants.

40. Associates

Significant associates of the Group are as follows:

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2007 %	2006 %
Advanced Sound Technology, Inc. [2] [f]	Philippines	Manufacturing of loudspeakers	**20.00**	20.00
GP Batteries International Limited [1]	Singapore	Manufacture, development and marketing of batteries and battery-related products	**49.19**	49.06
Changchun Furukawa GP Automobile Harness Co., Ltd. [h]	The People's Republic of China	Manufacturing of automotive wire harness	**49.00**	49.00
Dai-ichi Electronics (Shanghai) Co Ltd. [i]	The People's Republic of China	Manufacturing of loudspeakers and electronics products	**20.00**	20.00

40. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2007 %	2006 %
Dalian LTK Electric Wire Ltd. [2] [10]	The People's Republic of China	Manufacturing of cables and wires	-	44.75
Dongguan Jifu Metallic Products Ltd. [2] [3]	The People's Republic of China	Manufacturing of metallic products	**30.00**	30.00
Furukawa GP Auto Parts (HK) Limited [a]	Hong Kong	Investment holding and trading of automotive wire harness	**20.00**	50.00
GP Auto Cable (Huizhou) Limited [2] [9] [g]	The People's Republic of China	Manufacturing of automotive wire harness	**20.00**	-
Hewtech-LTK Limited [2] [4]	Hong Kong	Manufacturing of electrical wires	**18.05**	17.90
LTK Cable Technology, Inc [2] [4]	United States of America	Trading of electronic cables and wires and cable assemblies	**45.13**	44.75
LTK Electric Wire (Huizhou) Ltd [2] [10]	The People's Republic of China	Manufacturing of electronic cables and wires	-	35.80
Linkz Industries Limited (formerly known as LTK Industries Limited) [c]	Hong Kong	Investment holding	**45.13**	44.75
LTK International Limited (formerly known as LTK International Limited) [2] [4]	Hong Kong	Trading of electronic cables and wires and cable assemblies	**45.13**	44.75
LTK Technologies Co., Ltd [2] [10]	Japan	Trading of cable products	-	44.75
Maxson Industries Limited [2] [b]	Hong Kong	Investment holding and trading	**49.00**	49.00
Maxson Industries (Huizhou) Limited [2] [7]	The People's Republic of China	Plastic mould fabrication and manufacturing of injection moulded plastic components	**49.00**	49.00

40. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2007 %	2006 %
Shanghai LTK Electric Wire Ltd. (2)(4)	The People's Republic of China	Manufacturing of cables	**42.87**	42.51
Shanghai LTK Electronic Cables Ltd. (2)(10)	The People's Republic of China	Manufacturing of cables	-	40.28
Shenzhen Gloria Electronics Ltd. (2)(k)	The People's Republic of China	Manufacturing of parts and components for audio products	**18.75**	18.75
Shinwa Industries (China) Ltd. (2)(5)	The People's Republic of China	Manufacturing of electronic components	**10.50**	10.50
Shinwa Industries (Hangzhou) Limited (2)(5)	The People's Republic of China	Manufacturing of electronic components	**10.50**	10.50
Shinwa Industries (H.K.) Limited (8)(d)	Hong Kong	Trading of electronic components	**15.00**	15.00
SPG Industry (China) Limited (2)(6)	The People's Republic of China	Manufacturing of high precision parts and components	**32.49**	20.88
SPG Industry (H.K.) Limited (c)	Hong Kong	Trading of high precision parts and components	**46.41**	29.83
SPG Tech (China) Ltd. (2)(6)	The People's Republic of China	Manufacturing of tooling and moulds	**46.41**	29.83
Tapestry Vineyards Pty Ltd (2)(e)	Australia	Vineyard	**49.00**	33.26
Wisefull Technology Limited (2)(b)	Hong Kong	Investment holding and trading of metallic products	**30.00**	30.00
Xuzhou Baoshan Precision Hardware Plastic Parts Co., Ltd. (11)	The People's Republic of China	Manufacturing of plastic and metal parts and components	-	40.00

40. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Effective percentage of equity and voting power held 2007 %	2006 %
Xuzhou Gloria Engineering Ltd. [k]	The People's Republic of China	Manufacturing of parts and components for audio products	**25.00**	25.00
Zhongfu Technology Limited [2] [i]	Hong Kong	Trading of metallic products	**30.00**	30.00

Note:

[1] GP Batteries International Limited ("GP Batteries") is listed on the Mainboard of Singapore Exchange Securities Trading Limited. The consolidated financial statements of GP Batteries are audited by Deloitte & Touche, Singapore. Significant subsidiaries and associates of GP Batteries are listed in the financial statements of GP Batteries.

[2] Equity interest is held by subsidiaries or associates of the Company.

[3] Subsidiary of Wisefull Technology Limited.

[4] Subsidiary or associate of Linkz Industries Limited.

[5] Subsidiary of Shinwa Industries (H.K.) Limited.

[6] Subsidiary of SPG Industry (H.K.) Limited.

[7] Subsidiary of Maxson Industries Limited.

[8] The Group has significant influence in Shinwa Industries (H.K.) Limited ("Shinwa") through the Company's representation on Shinwa's board of directors .

[9] During the financial year, GP Auto Cable (Huizhou) Limited has become an associated company of the Group (Note 39).

[10] Subsidiaries of Linkz Industries Limited's electronic cable business unit which were disposed of during the financial year.

[11] This associated company was disposed of during the financial year.

[a] Audited by a member firm of Deloitte Touche Tohmatsu of which Deloitte & Touche, Singapore is a member.

[b] The consolidated financial statements of Maxson Industries Limited and Wisefull Technology Limited are audited by Au Choi Yuen & Co.

[c] The consolidated financial statements of Linkz Industries Limited and SPG Industry (H.K.) Limited are audited by a member firm of Deloitte Touche Tohmatsu.

[d] The consolidated financial statements of Shinwa Industries (H.K.) Limited are audited by PricewaterhouseCoopers Ltd.

[e] Audited by a member firm of KPMG.

[f] Audited by Diaz Murillo Dalupan and Company.

[g] Audited by Huizhou East Certified Public Accountants.

[h] Audited by Reanda Certified Public Accountants Branch of Jilin.

[i] Audited by Au Choi Yuen & Co.

[j] Audited by Shanghai Jinghua United Certified Public Accountants.

[k] Audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Ltd. Co.

41. Subsequent events

Subsequent to 31 March 2007:

a) the Group increased its interest in Meiloon to above 20.0% through market purchase of Meiloon shares. Accordingly Meiloon becomes an associate of the Group. The investment in Meiloon was accounted for as available-for-sale financial assets as at 31 March 2007 (Note 16 (a)).

b) the Group disposed of all of its 40,300,086 TCL shares through SSE. The investment in TCL was accounted for as available-for-sale financial assets as at 31 March 2007 (Note 16 (b)).

In the opinion of the directors, the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company as set out on pages 32 to 96 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007, and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

Victor Lo Chung Wing
Chairman

Leung Pak Chuen
Executive Vice Chairman

13 June 2007

Introduction

This Statement describes how GP Industries Limited (the "Company") applied the principles of the Code of Corporate Governance introduced in 2001 and amended in 2005 (the "Code") to its corporate governance processes and activities with specific reference to the Code and any deviation from the Code are explained.

Board Matters

Principle 1: The Board's Conduct of Affairs

The principal functions of the Board are:

(i) supervising the overall management of the business and affairs of the Group;

(ii) approving the Group's strategic plans, significant investment and divestment proposals and funding decisions;

(iii) reviewing the Group's financial performance and key operational initiatives;

(iv) implementing risk management policies and practices;

(v) approving nominations to the Board of Directors;

(vi) reviewing and endorsing the recommended framework of remuneration for the Board and key executives by the Remuneration Committee; and

(vii) assuming responsibility for corporate governance.

The Board conducts regular meetings on a quarterly basis and adhoc meetings as and when required. Article 106(2) of the Company's Articles of Association allows Board meetings to be conducted by way of telephone or video conferencing. The attendance of the Directors at meetings of the Board and Board committees, as well as the frequency of such meetings, are disclosed in this Statement. The Company, however, believes that the contributions of the Directors can be reflected in means other than by the attendance at such meetings. A Director is appointed on the strength of his calibre, experience and his potential to contribute to the proper guidance of the Company and its businesses in forms such as management's access to him for guidance or exchange of views outside the formal environment of Board Meetings and also his ability to bring relations which are strategic to the interests of the Group.

Matters that are specifically reserved for the Board's decision include material acquisitions and disposal of assets, corporate or financial restructuring, share issuance and dividend payment to shareholders, interested person transactions, and other transactions of a material nature requiring announcement under the listing rules of the Singapore Exchange Securities Trading Limited ("SGX-ST").

The Company provides facilities for new Directors to meet their relevant training needs and also orientation programmes to familiarise them with the Company's business and governance practices. All Directors are routinely updated on developments in the operating environment, particularly on relevant new laws and regulations.

Principle 2: Board Composition and Guidance

Presently, the Board consists of eight Directors, of whom three are Independent (as defined in the Code) Non-Executive Directors. During the financial year, Mr Raymond Wong Wai Kan resigned as an Executive Director on 1 May 2006 and Mr Wong Man Kit was appointed an Executive Director on 26 May 2006. Key information regarding the Directors is provided under the "Board of Directors and Senior Management" section of the annual report.

Principle 2: Board Composition and Guidance (cont'd)

The Nominating Committee is of the view that the current Board comprises persons who, as a group, provides core competencies necessary to meet the Company's objectives.

The Board has reviewed its composition of Directors and is satisfied that such composition is appropriate for the nature and scope of the Group's operations and facilitates effective decision-making. The Board will constantly examine its size with a view to determining its impact upon its effectiveness.

Principle 3: Chairman, Executive Vice Chairman and Managing Director

The Chairman of the Company bears responsibility for the overall functioning of the Board. The Executive Vice Chairman and Managing Director are responsible for the daily running of the Group's business. The Chairman, the Executive Vice Chairman and the Managing Director are not related.

Principle 6: Access to Information

Management provides the Board and its various sub-committees with relevant information and reports prior to their respective meetings. In addition, management also provides the Board with further information or adhoc reports as and when required. Board members are also consulted or updated with latest developments of the Group with regular management meetings, circulation of discussion papers and informal meetings such as discussions via tele-communications. Directors have separate and independent access to the Company's senior management and the Company Secretary for additional information. In addition, should Directors, whether as a group or individually, need independent professional advice, the management will, upon direction by the Board, appoint a professional advisor selected by the group or the individual, to render the advice. The cost of such professional advice will be borne by the Company.

The Company Secretary attends Board meetings and is responsible for ensuring that Board procedures are followed. It is the Company Secretary's responsibility to ensure that the Company complies with the requirements of the Singapore Companies Act. Together with the management staff of the Company, the Company Secretary is responsible for compliance with all other rules and regulations which are applicable to the Company.

Please refer to the "Corporate Information" section of the annual report for the composition of the Company's Board of Directors and Board Committees.

Board Committees

Nominating Committee ("NC")

Principle 4: Board Membership

The NC consists of five Directors, three of whom, including the chairman, are Independent Non-Executive Directors.

The NC is guided by its Terms of Reference that sets out its responsibilities, which includes consideration of salient factors for purposes of Directors' re-nomination and determination of independence.

The duties and responsibilities of the NC are to:

(i) make recommendations to the Board on the appointment of new Executive and Non-Executive Directors, including making recommendations to the composition of the Board generally and the balance between Executive and Non-Executive Directors appointed to the Board;

Principle 4: Board Membership (cont'd)

(ii) regularly review the Board structure, size and composition and make recommendations to the Board with regards to any adjustments that are deemed necessary;

(iii) determine the suitability and eligibility of nominated candidates for the approval of the Board, determining annually whether or not a Director is independent, to fill Board vacancies as and when they arise as well as put in place plans for succession. If the NC determines that a Director, who has one or more of the relationships that could interfere with his exercise of independent business relationship judgement, is in fact independent, it should disclose in full nature of the Director's relationship and bear responsibility for explaining why he should be considered independent. Conversely, the NC has the discretion to determine that a Director is non-independent even if the circumstances set forth in the Code are not applicable;

(iv) make recommendations to the Board for the continuation (or not) in services of any Director who has reached the age of 70;

(v) recommend Directors who are retiring by rotation to be put forward for re-election. All Directors are required to submit themselves for re-nomination and re-election at regular intervals and at least once every three years;

(vi) conduct individual evaluation to assess whether each Director continues to contribute effectively and demonstrate commitment to the role (including commitment of time for Board and Committee meetings, and any other duties) particularly when a Director has multiple board representations;

(vii) have due regard to the principles of the Code and code of best practice; and

(viii) assess the effectiveness of the Board as a whole and assess the contribution by each individual Director to the effectiveness of the Board.

Principle 5: Board Performance

The Board, through the delegation of its authority to the NC, has used its best efforts to ensure that Directors appointed to the Board possess the background, experience and knowledge in technology, business, finance and management skills critical to the Group's business and that each Director, through his unique contributions, brings to the Board an independent and objective perspective to enable balanced and well-considered decisions to be made. In the event that the appointment of a new Board member is required, the criteria for the appointment will be driven by the need to position and shape the Board in line with the medium-term needs of the Company and its business.

The NC has decided, in consultation with the Board, on how the Board should be evaluated and has selected a set of performance criteria, that is linked to long-term shareholders' value, for evaluation of the Board's performance. The NC has set up a formal assessment process to evaluate the effectiveness of the Board as a whole. Although the Directors are not evaluated individually, the factors taken into consideration for the re-nomination or re-appointment of the Directors are, *inter alia,* contributions made by the Directors at the meetings and attendance at meetings.

The Board is of the view that the financial parameters recommended by the Code as performance criteria for the evaluation of Directors' performance may not fully measure the long-term success of the Company and is less appropriate for the Non-Executive Directors and Board's performance as a whole.

Accountability and Audit

Principle 10: Accountability

The Board is accountable to the shareholders. It is the aim of the Board to provide shareholders with a balanced and understandable assessment of the Company's performance, position and prospects when presenting the annual financial statements, announcement of the Group's financial results and price sensitive public reports.

Management is accountable to the Board. Management prepares balanced and understandable monthly management accounts.

Principle 11: Audit Committee ("AC")

Currently the AC comprises three members who are Independent Non-Executive Directors. Members of the AC are experienced professionals and businessmen. They are knowledgeable in accounting, banking and financial management matters and possess extensive general business knowledge. The AC is of the view that its members have sufficient financial management expertise and experience to discharge the AC's functions.

The AC is guided by its Terms of Reference, which sets out its duties and responsibilities. The principal duties of the AC include:

(i) reviewing with the Company's external auditors the audit plan, their evaluation of the system of internal accounting controls, audit report and their management letter and management's response;

(ii) reviewing the significant financial reporting issues and judgements so as to ensure the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance;

(iii) reviewing the adequacy of the Company's financial controls, operational and compliance controls, and risk management policies and systems;

(iv) ensuring the internal audit function is independent of the activities it audits, has sufficient resources to perform its duties, and has appropriate standing within the Company;

(v) reviewing the scope and results of the audit and its cost effectiveness and the independence and objectivity of the external auditors annually;

(vi) recommending to the Board on the appointment/re-appointment of the external auditors, the audit fee and matters related to the resignation and dismissal of the auditors;

(vii) reviewing the Group's quarterly and full year results before their submission to the Board for approval for public announcements;

(viii) approving the internal audit plans and reviewing results of internal audits as well as management's responses to the recommendations of the internal auditor;

(ix) reviewing the Group's interested person transactions; and

(x) investigating any matter within its terms of reference and conducting other reviews as required by the Listing Manual of SGX-ST.

Principle 11: Audit Committee ("AC") (cont'd)
The AC has full access to and co-operation by management and full discretion to invite any Director or executive officer to attend its meetings, and reasonable resources to enable it to discharge its functions properly.

The AC meetings are held with the internal and external auditors and by invitation, any Director and representatives from management. The AC also meets with the internal and external auditors, without the presence of management, at least once a year.

The AC has undertaken a review of all non-audit services provided by the external auditors and is of the opinion that the provision of such services would not affect the independence of the external auditors.

The AC has also put in place a policy, whereby staff of the Company and its subsidiaries may raise concerns about possible improprieties in matters of financial reporting, fraudulent acts and other matters and ensure that arrangements are in place for independent investigations of such matters and appropriate follow up actions.

Principle 12: Internal Controls
The Company's Internal Audit Department ("IAD") carries out a review of the effectiveness of the Company's material internal controls, including financial, operational and compliance controls to the extent of their scope as laid out in their internal audit plan. In addition, material non-compliance and internal control weaknesses, if any, noted by the Company's external auditors, Deloitte & Touche ("DT"), during their statutory audit, and the external auditors' recommendations to address such non-compliance and weaknesses, are reported to the AC.

The management with the assistance of the IAD follows up on DT's recommendations as part of its role in the review of the Company's internal control systems.

Based on the information and reports provided by the IAD and DT, nothing has come to the AC's attention that suggests internal control processes are not satisfactory for the nature and volume of business conducted.

Principle 13: Internal Audit
The IAD is staffed by four persons, and supervised by a Senior Manager. The IAD is independent from the activities it audits. It reports directly to the chairman of the AC, and to the Managing Director administratively. Reports from the IAD are tabled at each of the AC's regular meetings, which are held on a quarterly basis. The AC also reviews and approves the IAD annual audit plans and resources to ensure that it has the capabilities to adequately perform its functions.

The IAD adopts the Standards for Professional Practice of Internal Auditing set by the Institute of Internal Auditors in carrying out its duties.

Remuneration Committee ("RC")
Principle 7: Procedures for Developing Remuneration Policies
Principle 8: Level and Mix of Remuneration
Principle 9: Disclosure on Remuneration
The Remuneration Committee ("RC") currently consists of three Independent Non-Executive Directors. The Committee is knowledgeable with executive compensation. Messrs Victor Lo Chung Wing and Leung Pak Chuen, who are Executive Directors and had been members of the RC since 2002, have resigned as members of the RC on 26 May 2006, as recommended by the Code.

Principle 7: Procedures for Developing Remuneration Policies (cont'd)
Principle 8: Level and Mix of Remuneration (cont'd)
Principle 9: Disclosure on Remuneration (cont'd)
The RC's Term of Reference are primarily to:

(i) review and recommend to the Board in consultation with management and the Chairman of the Board, a framework of remuneration and to determine the specific remuneration packages and terms of employment for each of the Executive Directors and senior executives/divisional directors (those reporting directly to the Chairman of the Board) of the Group including those employees related to the Executive Directors and controlling shareholders of the Group;

(ii) recommend to the Board in consultation with management and the Chairman of the Board, the Company's share option schemes or any long-term incentive schemes which may be set up from time to time and to do all acts necessary in connection therewith; and

(iii) carry out its duties in the manner that it deemed expedient, subject always to any regulations or restrictions that may be imposed upon the RC by the Board of Directors from time to time.

In reviewing the remuneration of Directors, the RC considers the employment conditions within the industry of comparable companies, as well as the Company's performance and the performance of Directors.

1. Table shows breakdown of Directors' remuneration (in percentage terms):

Name of Director	Salary[1] %	Bonus[1] %	Fees %	Other benefits %	Total %
Victor Lo Chung Wing	55	42	-	3	100
Leung Pak Chuen	57	40	-	3	100
Brian Li Yiu Cheung	62	33	-	5	100
Andrew Chuang Siu Leung	84	9	-	7	100
Raymond Wong Wai Kan	100	-	-	-	100
Wong Man Kit	-	-	-	-	-
Lim Ah Doo	-	-	100	-	100
Phua Bah Lee	-	-	100	-	100
Lim Hock Beng	-	-	100	-	100

[1] Include contribution to post-retirement benefits.

2. Table shows the ranges of gross remuneration received by the above Directors:

	Number of Directors in remuneration bands	
	2007	2006
S$1,000,000 to below S$1,250,000	**-**	1
S$750,000 to below S$1,000,000	**2**	1
S$500,000 to below S$750,000	**1**	1
S$250,000 to below S$500,000	**1**	1
Below S$250,000	**5**	4
Total	**9**	8

Principle 7: Procedures for Developing Remuneration Policies (cont'd)
Principle 8: Level and Mix of Remuneration (cont'd)
Principle 9: Disclosure on Remuneration (cont'd)
The Code recommends that the remuneration of at least the top five key executives (who are not Directors) be disclosed within bands of S$250,000. The Company believes such disclosure is disadvantageous to its business interests, given its highly competitive industry conditions coupled with sensitivity and confidentiality of staff remuneration matters.

No employee of the Company and its subsidiaries was an immediate family member of a Director and whose remuneration exceeded S$150,000 during the financial year ended 31 March 2007. "Immediate family" means, in relation to a person, the person's spouse, child, adopted child, step-child, brother, sister and parent.

The remuneration policy for staff adopted by the Company comprises a base salary and a variable bonus that is linked to the performance of the Company and individual staff. In addition, options offered pursuant to the Company's Share Option Scheme 1999 also provides incentives to the staff to excel in their performance.

Information regarding the Company's share option schemes are disclosed in the Directors' Report.

Communication with Shareholders
Principle 14: Communication with Shareholders
Principle 15: Promoting Greater Participation by Shareholders
Announcement of results are released through the SGXNET. The Company also sends press releases to the media and updates such information on the Company's website.

The Company does not practice selective disclosure. Price sensitive information is first publicly released, either before the Company meets with any group of investors or investment analysts or simultaneously with such meetings, if necessary. Results and annual reports are announced or issued within the mandatory period and are available on the Company's website.

The Company communicates with its investors on a regular basis and attends to their queries. All shareholders of the Company receive a copy of the annual report and notice of annual general meeting ("AGM"). The notice is also advertised in the newspaper.

At AGMs, shareholders are given the opportunity to communicate their views and ask questions regarding the Group. Board members, Chairmen of the AC, NC and RC and the external auditors are also available to address questions at AGM.

The Company's Articles of Association allows a shareholder of the Company to appoint one or two proxies to attend and vote at all general meetings on his/her behalf.

Dealing in Securities
The Group has adopted a Code of Best Practices on Securities Transactions with respect to dealings in securities by Directors and officers of the Group.

Directors and officers are prohibited from dealing in the Company's securities two weeks before the announcement of the Company's first three quarters' results and one month before the announcement of the Company's full year results, ending on the date of the relevant announcement of the results. Directors and officers are also prohibited from dealing in the Company's securities when they are in possession of potentially price sensitive information.

Directors and officers are also not expected to deal in the Company's securities on considerations of a short-term nature.

The Company has complied with the Best Practices Guide on Securities Transactions.

Risk Management Policies and Processes

Management is in charge of the Group's risk management policies and processes and reports to the Board in respect of significant risks to the Group's operations.

Interested Person Transactions

The Company has adopted an internal policy in respect of any transaction with interested persons and has set out the procedures for review and approval of the Company's interested person transactions. The Company's disclosure in accordance with Rule 907 of the SGX-ST Listing Manual in respect of interested person transactions for the financial year ended 31 March 2007 is as follows:

Name of interested person	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)	
	2007	2006	**2007**	2006
	S$'000	S$'000	**S$'000**	S$'000
Purchases:				
Linkz Industries Limited (formerly known as LTK Industries Limited) and its subsidiaries	**-**	-	**960**	1,542
Xuzhou Jinbao Magnetic Material Co Ltd	**-**	-	**940**	737
Licence fee expense:				
KH Technology Inc. [1]	**1,203**	912	**-**	-
Sales:				
Cotco International Ltd. / Cotco Luminant Device Ltd.	**-**	-	**393**	328
Onkyo China Limited	**-**	-	**22**	76
Rental expenses:				
International Resolute Co. Ltd.	**314**	300	**-**	-
Guarantee of banking facilities:				
Lighthouse Technologies Limited [2]	**6,622**	-	**-**	-

[1] The licence fee was paid and payable pursuant to a Master Patent Licence Agreement approved by the shareholders during an Extraordinary General Meeting of the Company held on 10 December 1997.

[2] The Company has a 19.3% effective equity interest in Lighthouse Technologies Limited ("Lighthouse"). Gold Peak Industries (Holdings) Limited ("Gold Peak"), the Company's parent company, has another 30.5% effective equity interest in Lighthouse. Lighthouse has obtained certain banking facilities from banks in its ordinary course of business. Certain of Lighthouse's banking facilities are guaranteed by the Company and Gold Peak on a several basis.

Directors' Attendance at Board and Committee Meetings

The attendance of each Director at Board and Committee meetings during the financial year ended 31 March 2007 is as follows:

Board composition and Committees	Board No. of meetings		Audit Committee No. of meetings		Nominating Committee No. of meetings		Remuneration Committee No. of meetings	
	Held [1]	Attended	Held [1]	Attended	Held [1]	Attended	Held [1]	Attended
Victor Lo Chung Wing	4	4	NA	NA	1	1	1	1
Leung Pak Chuen	4	4	NA	NA	1	1	1	1
Brian Li Yiu Cheung	4	4	NA	NA	NA	NA	NA	NA
Andrew Chuang Siu Leung	4	3	NA	NA	NA	NA	NA	NA
Raymond Wong Wai Kan	-	-	NA	NA	NA	NA	NA	NA
Wong Man Kit	4	4	NA	NA	NA	NA	NA	NA
Lim Ah Doo	4	4	4	4	1	1	1	1
Phua Bah Lee	4	4	4	4	1	1	1	1
Lim Hock Beng	4	4	4	4	1	1	1	1

[1] The number of meetings held during the period the Director was a member of the Board and/or relevant Committee.

NA – not applicable

SHAREHOLDINGS STATISTICS

As at 18 June 2007

Class of shares : Ordinary shares
Voting rights : One vote per share

Analysis of size of shareholdings

Size of shareholding	Number of shareholders	%	Number of shares	%
1-999	78	4.40	18,702	0.00
1,000-10,000	1,212	68.40	4,992,395	0.87
10,001-1,000,000	464	26.18	26,283,858	4.56
1,000,001 and above	18	1.02	545,152,970	94.57
	1,772	100.00	576,447,925	100.00

Public float

Approximately 17.7% of the Company's shares are held in the hands of public. Accordingly, the Company has complied with Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited.

Substantial shareholders

(as shown in the Register of Substantial Shareholders)

Name of shareholder	Number of shares	Direct interest %	Number of shares	Deemed interest %
Gold Peak Industries (Holdings) Limited	399,715,443	69.34	-	-
Belvedire Pty Ltd ("Belvedire") [1]	70,681,443	12.26	-	-
Schneider Electric Australia Holdings Pty Ltd ("SEAH") [1]	-	-	70,681,443	12.26
Schneider Electric Industries SAS ("SEISAS") [1]	-	-	70,681,443	12.26
Schneider Electric SA ("SESA") [1]	-	-	70,681,443	12.26

[1] Pursuant to a Memorandum of Charge dated 22 December 2003 entered into between Belvedire and SEAH, Belvedire agreed, amongst other things, to a statutory assignment of all its 22,325,156 shares in CIH Limited (the "CIHL Shares") in favour of SEAH through SEAH's nominee, Merrill Lynch (Singapore) Pte Ltd. Pursuant to a scheme of arrangement for the privatisation of CIH Limited under Section 210 of the Companies Act which came into effect on 28 September 2006, SEAH was allotted 70,681,443 shares in the Company (the "Shares") in exchange for the CIHL Shares. Following the allotment, SEAH transferred the Shares to Belvedire and Belvedire statutorily assigned the Shares to SEAH, in order that SEAH may hold a similar security interest over the Shares as it had over the CIHL Shares previously. SEAH is a wholly-owned subsidiary of SEISAS, which itself is a wholly-owned subsidiary of SESA.

Twenty largest shareholders

No	Name of shareholder	Number of shares	%
1	Gold Peak Industries (Holdings) Limited	399,715,443	69.34
2	Merrill Lynch (Singapore) Pte Ltd	76,940,401	13.35
3	DBSN Services Pte Ltd	9,991,949	1.73
4	UOB Kay Hian Pte Ltd	8,012,206	1.39
5	Mighty Holdings Limited	7,315,000	1.27
6	Diamond Coin Holdings Limited	6,870,000	1.19
7	Ablewood International Limited	5,830,000	1.01
8	Kim Eng Securities Pte. Ltd.	5,071,541	0.88
9	Citibank Nominees Singapore Pte Ltd	4,863,387	0.84
10	CIMB-GK Securities Pte. Ltd.	4,313,794	0.75
11	Artful Enterprises Limited	3,974,000	0.69
12	OCBC Securities Private Ltd	3,399,832	0.59
13	HSBC (Singapore) Nominees Pte Ltd	2,088,013	0.36
14	Leung Pak Chuen	1,608,000	0.28
15	Brian Li Yiu Cheung	1,465,000	0.25
16	Raymond Wong Wai Kan	1,398,827	0.24
17	HL Bank Nominees (S) Pte Ltd	1,193,591	0.21
18	Phillip Securities Pte Ltd	1,101,986	0.19
19	Raffles Nominees Pte Ltd	828,611	0.14
20	Lim & Tan Securities Pte Ltd	735,000	0.13
		546,716,581	94.83

GP Industries Limited
1 Temasek Avenue
#18-02 Millenia Tower Singapore 039192
Tel: (65) 6395 0850 Fax: (65) 6395 0860
E-mail: gpind@gp-industries.com
Website: www.gp-industries.com
Co. Reg. No. 199502128C


Member
Gold Peak Group



Exemption# 82-3604

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)


GOLD
PEAK

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES,
RE-ELECTION OF DIRECTORS,
ADOPTION OF THE NEW SHARE OPTION SCHEME AND
TERMINATION OF THE EXISTING SHARE OPTION SCHEME
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of Gold Peak Industries (Holdings) Limited to be held at The Ritz-Carlton, Hong Kong, Chater Room I & II, Function Room Level (B1), 3 Connaught Road, Central, Hong Kong at 3:30 p.m. on Friday, September 7, 2007 is set out on pages 26 to 29 of this circular. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the annual general meeting or any adjourned meeting if you so wish.

July 26, 2007


consecutive years
caringcompany

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held on Friday, September 7, 2007, the notice of which is set out on pages 26 to 29 of this circular, or any adjournment thereof
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong under the Companies Ordinance and the shares of which are listed on the Stock Exchange
"connected person(s)"	has the meaning ascribed to it under Chapter 1 of the Listing Rules
"controlling shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company for the time being
"Employee"	any employee or proposed employee (whether full time or part time) of any member of the Group or any Invested Entity, including any executive director of any member of the Group or any Invested Entity
"Existing Share Option Scheme"	the share option scheme adopted by the Company on September 12, 2002 and will expire on September 11, 2007
"Group"	the Company and its subsidiaries and "member of the Group" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds any equity interest

"Latest Practicable Date"	July 23, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"New Share Option Scheme"	the new share option scheme proposed to be adopted at the Annual General Meeting, and the principal terms of which are set out in the appendix to this circular
"Participant"	(i) any Employee; or (ii) any non-executive director (including independent non-executive director) of any member of the Group or any Invested Entity; or (iii) any supplier of goods or services to any member of the Group or any Invested Entity; or (iv) any customer of any member of the Group or any Invested Entity; or (v) any person or entity that provides research, development or other technological support to any member of the Group or any Invested Entity; or (vi) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity; and for the purposes of the New Share Option Scheme, options may be granted to any company wholly owned by one or more persons belonging to any of the above classes of Participants, any trust the beneficiaries or objects of which include any such person(s) and/or his or her immediate family members or any company wholly owned or controlled by any such trust. The basis of eligibility of any of the above class of participants to the grant of any options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group.

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	shareholder(s) of the Company
"Share(s)"	share(s) of HK$0.50 each in the share capital of the Company or any shares into which the same may be converted, divided or consolidated or for which the same may be exchanged
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

CONTENTS

Page

Letter from the Chairman & Chief Executive

1. General Mandate to repurchase Shares 5
2. Reasons for repurchase of Shares 6
3. Source of funds 6
4. Directors, their associates and connected persons 7
5. Undertaking of the Directors 7
6. Effect of Takeovers Code 7
7. Share prices 8
8. Share repurchase made by the Company 8
9. General mandate to issue Shares 8
10. Re-election of Directors 9
11. Proposed adoption of the New Share Option Scheme and proposed termination of the Existing Share Option Scheme 11
12. Value of options 14
13. Conditions of the proposed adoption of the New Share Option Scheme 14
14. Responsibility statement 15
15. Annual General Meeting 15
16. Procedure for demanding a poll 15
17. Recommendation 16
18. Documents for inspection 16

Appendix – Summary of the principal terms of the New Share Option Scheme. 17

Notice of Annual General Meeting 26

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

Board of Directors
Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah *
Frank CHAN Chi Chung *
CHAN Kei Biu *

* *Independent Non-Executive Director*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

July 26, 2007

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING
GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES,
RE-ELECTION OF DIRECTORS,
ADOPTION OF THE NEW SHARE OPTION SCHEME AND
TERMINATION OF THE EXISTING SHARE OPTION SCHEME
AND
NOTICE OF ANNUAL GENERAL MEETING

1. GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase Shares subject to the criteria set out in this letter. In particular, Shareholders should note that the maximum number of Shares which may be repurchased pursuant to the general mandate will be 10 per cent. of the share capital of the Company in issue as at the date of passing the resolution. As at the Latest Practicable Date, the issued share capital of the Company comprised 549,285,067 Shares. Subject to the passing of the proposed resolution for the grant of the repurchase mandate at the Annual General Meeting and on the basis that no further Shares were issued or repurchased between the Latest Practicable Date and the Annual General Meeting, the Company would be allowed to repurchase a maximum of 54,928,506 Shares. Shareholders should note that the authority relates only to purchases made on the Stock Exchange and otherwise in accordance with the Listing Rules. An explanatory statement as required under the Listing Rules to provide the requisite information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the proposed resolution of the grant of the repurchase mandate at the Annual General Meeting is set out below.

2. REASONS FOR REPURCHASE OF SHARES

Trading conditions on the Stock Exchange have sometimes become volatile in recent years. Whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it is appropriate to repurchase Shares, Shares would only be repurchased in circumstances where the Directors consider that the purchase would be in the best interests of the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

3. SOURCE OF FUNDS

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a repurchase of Shares may only be paid from the distributable profits of the Company or from the proceeds of a new issue of Shares made for the purpose of the repurchases. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the Company. Where the repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purposes of the shares repurchase up to a certain limit specified by the Companies Ordinance. The Shares repurchased will be treated as cancelled but the aggregate amount of the Company's authorised share capital would not be reduced.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited consolidated accounts contained in the annual report of the Company for the year ended March 31, 2007) in the event that the proposed repurchase mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the repurchase mandate to such extent as would give rise to a material adverse effect on the working capital requirements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates has any present intention, in the event that the proposal is approved by the Shareholders, to sell Shares to the Company.

No connected person of the Company has notified the Company that he/she has any present intention to sell any Shares to the Company nor has he/she undertaken not to sell any Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution and in accordance with the memorandum and articles of association of the Company, the Listing Rules and all applicable laws of Hong Kong.

6. EFFECT OF TAKEOVERS CODE

If as a result of repurchases of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company is increased, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, the Directors, namely, Messrs. Victor LO Chung Wing, Andrew NG Sung On, Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung, CHAU Kwok Wai, Raymond WONG Wai Kan, Vincent CHEUNG Ting Kau, LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu, and their associates together held approximately 33.0 per cent. of the issued share capital of the Company and will together hold approximately 36.7 per cent. of the issued share capital of the Company upon exercise in full of the repurchase mandate, if so approved, and it is possible that a mandatory offer obligation under the Takeovers Code might be triggered. The Directors have no present intention to exercise the repurchase mandate to such extent that will result in a mandatory offer being triggered under the Takeovers Code or the number of Shares being held by the public being reduced to less than the prescribed minimum percentage as required by Rule 8.08 of the Listing Rules.

7. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months up to and including the Latest Practicable Date were as follows:

Month	Price of Shares Highest HK$	Lowest HK$
2006		
July	1.16	1.05
August	1.06	0.96
September	1.20	1.00
October	1.08	1.00
November	1.18	1.02
December	1.12	0.99
2007		
January	1.03	0.92
February	1.31	0.99
March	1.17	1.04
April	1.36	1.09
May	1.75	1.30
June	1.66	1.35
July (up to and including the Latest Practicable Date)	1.45	1.29

8. SHARE REPURCHASE MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, neither the Company nor any of its subsidiaries repurchased any Shares whether on the Stock Exchange or otherwise.

9. GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting a resolution will be proposed that the Directors be given a general and unconditional mandate to issue new Shares. This mandate will relate to such number of Shares representing 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date on which the resolution is passed and the aggregate nominal amount of the share capital purchased under the authority to repurchase Shares referred to above. As at the Latest Practicable Date, the issued share capital of the Company comprised 549,285,067 Shares. Subject to the passing of the proposed resolution for the grant of the general mandate to issue Shares at the Annual General Meeting and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the Annual General Meeting, the Company would be allowed to issue a maximum of 109,857,013 Shares. The Directors have no present intention to issue any new Shares pursuant to the mandate to issue new Shares proposed to be granted to them at the Annual General Meeting.

10. RE-ELECTION OF DIRECTORS

Pursuant to article 112 of the articles of association of the Company, Messrs. Andrew NG Sung On, Kevin LO Chung Ping, Vincent CHEUNG Ting Kau and Frank CHAN Chi Chung will be retiring from office at the Annual General Meeting and they, being eligible, offer themselves for re-election at the Annual General Meeting.

The particulars of the Directors proposed to be re-elected at the Annual General Meeting are as follows:

Mr. Andrew NG Sung On aged 57, joined Gold Peak Group in 1975 and has been appointed Vice Chairman since 1990. He is the founder of the micro battery and rechargeable battery divisions of Gold Peak Group and has been appointed Chairman and Chief Executive of GP Batteries International Limited since 1993. Mr. Ng is a Vice Chairman of Hong Kong Critical Components Manufacturers Association. He graduated from Massachusetts Institute of Technology in the US with a Master of Science degree in Chemical Engineering. Mr. Ng did not hold any directorship in other listed public companies in the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Ng had a personal interest of 69,771,957 Shares and family interest of 417,000 Shares held by Mr. Ng's spouse. Mr. Ng also had a personal interest in the share options to subscribe for 1,600,000 Shares. Save as disclosed herein, Mr. Ng did not have any interest in the Shares within the meaning of Part XV of the SFO. Save as being a Director, Mr. Ng does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Ng. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Ng as an Executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting. For the year ended March 31, 2007, Mr. Ng received a director's fee of HK$10,000.

Mr. Kevin LO Chung Ping aged 71, was Chairman of Gold Peak Group from 1983 to 1990. He is currently involved in the advanced electronic technology development of the Group. A veteran in the television broadcasting industry, Mr. Lo is also a member of the board and the executive committee of the Hong Kong-listed Television Broadcasts Limited. Save as disclosed herein, Mr. Lo did not hold any directorship in other listed public companies in the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Lo had a personal interest of 625,000 Shares and family interest of 3,239,066 Shares held by Mr. Lo's spouse. Mr. Lo also had a personal interest in the share options to subscribe for 1,650,000 Shares. Save as disclosed herein, Mr. Lo did not have any interest in the Shares within the meaning of Part XV of the SFO. Mr. Lo is the brother of Mr. Victor LO Chung Wing and Mr. Paul LO Chung Wai, both Executive Directors of the Company.

There is no service contract between the Company and Mr. Lo. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Lo as an Executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting. For the year ended March 31, 2007, Mr. Lo received a director's fee of HK$10,000.

Mr. Vincent CHEUNG Ting Kau aged 65, has been appointed a Director since 1984. He is also a non-executive director of Hong Kong-listed Techtronic Industries Company Limited. Save as disclosed herein, Mr. Cheung did not hold any directorship in other listed public companies in the three years preceding the Latest Practicable Date. A graduate in law from University College London of the University of London, Mr. Cheung has been a practicing solicitor since 1970 and is currently the Consultant of Vincent T.K. Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and the UK.

As at the Latest Practicable Date, Mr. Cheung had a personal interest of 1,947,549 Shares and a personal interest in the share options to subscribe for 700,000 Shares. Save as disclosed herein, Mr. Cheung did not have any interest in the Shares within the meaning of Part XV of the SFO. Save as being a Director, Mr. Cheung does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Cheung. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Cheung as an Non-executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting. For the year ended March 31, 2007, Mr. Cheung received a director's fee of HK$100,000.

Mr. Frank CHAN Chi Chung aged 53, has been appointed an Independent Non-executive Director since 2004. He is currently a group executive director of Hong Kong-listed Techtronic Industries Company Limited. He is also an independent director of Singapore-listed Tsit Wing International Holdings Limited. Save as disclosed herein, Mr. Chan did not hold any directorship in other listed public companies in the three years preceding the Latest Practicable Date. Mr. Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, and an associate of the Taxation Institute of Hong Kong. He is qualified to practise as a Certified Public Accountant in Hong Kong.

As at the Latest Practicable Date, Mr. Chan did not have any interest in the Shares within the meaning of Part XV of the SFO. Save as being a Director, Mr. Chan does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Chan. He is not appointed for a specific term since he is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the provisions of the articles of association of the Company. The director's fee of Mr. Chan as an Independent Non-executive Director is to be determined by the Board as authorised by the Shareholders at the Annual General Meeting. For the year ended March 31, 2007, Mr. Chan received a director's fee of HK$120,000.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in relation to the proposed re-election of Messrs. Andrew NG Sung On, Kevin LO Chung Ping, Vincent CHEUNG Ting Kau and Frank CHAN Chi Chung as Directors at the Annual General Meeting.

11. PROPOSED ADOPTION OF THE NEW SHARE OPTION SCHEME AND PROPOSED TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The Existing Share Option Scheme was adopted on September 12, 2002 and will expire on September 11, 2007. In view of the expiration of the Existing Share Option Scheme and in order to enable the Group to grant options to selected participants as incentives or rewards for their contributions to the Group, the Directors propose to recommend to Shareholders at the Annual General Meeting to approve the adoption of the New Share Option Scheme and simultaneously to terminate the operation of the Existing Share Option Scheme. As at the Latest Practicable Date, the Company has no unexpired share option scheme other than the Existing Share Option Scheme.

It is proposed that, subject to the approval of the Shareholders for the adoption of the New Share Option Scheme at the Annual General Meeting, the operation of the Existing Share Option Scheme shall be terminated with effect from the conclusion of the Annual General Meeting (such that no further options could thereafter be offered under the Existing Share Option Scheme but in all other respects the provisions of the Existing Share Option Scheme shall remain in force and effect to the extent that it would be necessary to give effect to the exercise of any options which has not already been exercised and granted prior to the termination or otherwise as may be required in accordance with provisions of the Existing Share Option Scheme). The adoption of the New Share Option Scheme will commence after all conditions precedent as described below have been fulfilled.

The Directors consider that in order to enable the Group to attract and retain Employees of appropriate qualifications and with the necessary experience to work for the Group, it is important that the Group should continue to provide such Employees with an additional incentive by offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long-term success of the business of the Group.

The Directors further consider that in order to enable the Group to motivate Participants (other than the Employees) to optimise their performance and efficiency for the benefit of the Group and to attract and retain or otherwise maintain an on-going business relationship with such Participants whose contributions are or will be beneficial to the long-term growth of the Group, it is important that the Group should be permitted to provide them, where appropriate, with an additional incentive by also offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long-term success of the business of the Group. By offering the options to the Participants (other than the Employees) upon such terms as may be permitted under the New Share Option Scheme, such Participants may exercise their options at any time within the option period (where applicable, subject to any terms of the grant of such options) to acquire a monetary gain or ownership interest in the Company which may in turn provide a further incentive to them for advancing their performance.

It is therefore proposed that the New Share Option Scheme for the benefit of the Participants be adopted at the Annual General Meeting. A summary of the principal terms of the New Share Option Scheme is set out in the appendix to this circular.

As at the Latest Practicable Date, there were 549,285,067 Shares in issue. The particulars of the options granted under the Existing Share Option Scheme are set out below:

Number of options originally granted	Percentage of the options originally granted in the issued share capital as at the Latest Practicable Date	Number of options exercised	Percentage of the options exercised in the issued share capital as at the Latest Practicable Date	Number of options cancelled	Percentage of the options cancelled in the issued share capital as at the Latest Practicable Date	Number of options lapsed	Percentage of the options lapsed in the issued share capital as at the Latest Practicable Date	Number of options outstanding as at the Latest Practicable Date	Percentage of the options outstanding in the issued share capital as at the Latest Practicable Date
24,715,000	4.50%	9,880,000	1.80%	395,000	0.07%	–	–	14,440,000	2.63%

As at the Latest Practicable Date, an aggregate of 14,440,000 options remain outstanding under the Existing Share Option Scheme. Details of which are as follows:

Holder	Number of options outstanding	Exercisable period	Subscription price per Share *HK$*
Directors			
Victor LO Chung Wing	1,600,000	October 2, 2003 to October 1, 2008	1.84
Andrew NG Sung On	1,600,000	October 2, 2003 to October 1, 2008	1.84

Holder	Number of options outstanding	Exercisable period	Subscription price per Share *HK$*
Kevin LO Chung Ping	650,000	April 18, 2003 to October 17, 2007	1.17
	1,000,000	October 2, 2003 to October 1, 2008	1.84
Paul LO Chung Wai	650,000	April 18, 2003 to October 17, 2007	1.17
	1,000,000	October 2, 2003 to October 1, 2008	1.84
Richard KU Yuk Hing	500,000	October 2, 2003 to October 1, 2008	1.84
Andrew CHUANG Siu Leung	500,000	October 2, 2003 to October 1, 2008	1.84
CHAU Kwok Wai	500,000	April 18, 2003 to October 17, 2007	1.17
	600,000	October 2, 2003 to October 1, 2008	1.84
Raymond WONG Wai Kan	1,000,000	October 2, 2003 to October 1, 2008	1.84
Vincent CHEUNG Ting Kau	300,000	April 18, 2003 to October 17, 2007	1.17
	400,000	October 2, 2003 to October 1, 2008	1.84
LUI Ming Wah	250,000	April 18, 2003 to October 17, 2007	1.17
	300,000	October 2, 2003 to October 1, 2008	1.84
Employees	1,070,000	April 18, 2003 to October 17, 2007	1.17
Employees	2,520,000	October 2, 2003 to October 1, 2008	1.84

Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares that may be issued pursuant to the New Share Option Scheme will be 54,928,506 Shares, being 10 per cent. of the Company's issued share capital as at the Latest Practicable Date provided that the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other schemes must not exceed 30 per cent. of the Shares in issue from time to time.

In respect of the operation of the New Share Option Scheme, the Company will comply with all relevant requirements under Chapter 17 of the Listing Rules.

The Company has not appointed any parties as trustees of the New Share Option Scheme.

12. VALUE OF OPTIONS

The Directors consider that it is not appropriate to state the value of all options that can be granted under the New Share Option Scheme, as if they had been granted on the Latest Practicable Date, as a number of variables which are crucial for the calculation of the option value have not been determined. Such variables include the subscription price, option period, lock up period (if any), performance targets set (if any) and other relevant variables. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date would be based on a great number of speculative assumptions and would henceforth not be meaningful and be misleading to the Shareholders.

13. CONDITIONS OF THE PROPOSED ADOPTION OF THE NEW SHARE OPTION SCHEME

The proposed adoption of the New Share Option Scheme is subject to the fulfillment of the following conditions:

(i) the Shareholders passing an ordinary resolution to approve the New Share Option Scheme at the Annual General Meeting; and

(ii) the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the Shares in the Company to be issued and allotted pursuant to the exercise of the options in accordance with the terms and conditions of the New Share Option Scheme.

Application will be made to the Listing Committee of the Stock Exchange for obtaining the approval abovementioned.

14. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

15. ANNUAL GENERAL MEETING

The notice of the Annual General Meeting to be held at The Ritz-Carlton, Hong Kong, Chater Room I & II, Function Room Level (B1), 3 Connaught Road, Central, Hong Kong at 3:30 p.m. on Friday, September 7, 2007 is set out on pages 26 to 29 of this circular. At the Annual General Meeting, ordinary resolutions will be proposed, inter alia, to approve the general mandates to repurchase Shares and to issue Shares, to re-elect retiring Directors, to adopt the New Share Option Scheme and to terminate the Existing Share Option Scheme.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

No Shareholder is required to abstain from voting at the Annual General Meeting pursuant to the Listing Rules and/or the articles of association of the Company.

16. PROCEDURE FOR DEMANDING A POLL

Pursuant to article 76 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of a poll is required by the Listing Rules or a poll is (before or on the declaration of the result of the show of hands) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour or against such resolution. The demand of a poll may be withdrawn.

17. RECOMMENDATION

The Directors believe that the proposals described in this circular are in the best interests of the Company and the Shareholders as a whole and recommend you to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting. The Directors and their associates beneficially holding a total of 181,537,843 Shares as at the Latest Practicable Date, which represent approximately 33.0 per cent. of the Company's issued share capital, have indicated that they intend to vote in favour of the relevant resolutions at the Annual General Meeting.

18. DOCUMENTS FOR INSPECTION

Copies of the memorandum and articles of association of the Company and a draft New Share Option Scheme (subject to minor modifications) will be available for inspection during normal business hours on any weekdays (except public holidays) at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong up to and including September 7, 2007 and will also be available for inspection at the Annual General Meeting.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

This Appendix sets out further information of the New Share Option Scheme and also summarises the rules of the New Share Option Scheme but does not form part of nor is it intended to be, part of the New Share Option Scheme nor should it be taken as affecting the interpretation of the rules of the New Share Option Scheme.

NEW SHARE OPTION SCHEME

Summary of terms

The following is a summary of the principal terms of the New Share Option Scheme proposed to be approved by a resolution of the Shareholders at the Annual General Meeting, notice of which is set out on pages 26 to 29 of this circular:

(a) *Purpose of the New Share Option Scheme*

The New Share Option Scheme enables the Company to grant options to selected persons as incentives or rewards for their contributions to the Group or any Invested Entity.

(b) *Administration of the New Share Option Scheme*

The New Share Option Scheme shall be subject to the administration by the Board which may include a duly authorised committee thereof and the decision of the Board shall be final, conclusive and binding on all parties.

(c) *Participants of the New Share Option Scheme*

The Board may, at its discretion, offer any of the Participants options to subscribe for such number of new Shares as the Board may determine at the subscription price determined in accordance with paragraph (e) below.

Upon acceptance of the option, the grantee must pay HK$1 to the Company by way of consideration for the grant thereof.

(d) *Grant of options*

An offer of options must not be made after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published by such means as the Stock Exchange shall prescribe from time to time. In particular, during the period of one month (or such period prescribed by the Stock Exchange from time to time) immediately preceding the earlier of:

(i) the date of the meeting of the Board (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company's interim or annual results; and

(ii) the deadline for the Company to publish its interim or annual results announcement under the Listing Rules,

and ending on the date of the results announcement, no option may be granted.

(e) Price of Shares

The subscription price of a Share in respect of any particular option granted under the New Share Option Scheme shall be such price as the Board in its absolute discretion shall determine, save that such price will not be less than the highest of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of the option, which must be a business day, (ii) the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant of the option, and (iii) the nominal value of the Shares on the date of grant.

(f) Maximum number of Shares

(i) Subject to the Listing Rules, the overall limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme of the Company must not, in aggregate, exceed 30 per cent. of the Shares in issue from time to time (the "Overall Limit"). No options shall be granted under any share option schemes of the Company (including the New Share Option Scheme) if this will result in the Overall Limit being exceeded.

(ii) Subject to the Overall Limit, the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes of the Company adopted by the Group must not, in aggregate, exceed 10 per cent. of the Shares in issue on the date of approval of the New Share Option Scheme (the "Scheme Mandate Limit"), unless Shareholders' approval has been obtained pursuant to sub-paragraphs (iii) and (iv) below. Options lapsed in accordance with the terms of the New Share Option Scheme will not be counted for the purpose of calculating the Scheme Mandate Limit.

(iii) Subject to the Overall Limit, the Company may refresh the Scheme Mandate Limit at any time subject to approval of the Shareholders in general meeting, provided that the Scheme Mandate Limit as refreshed must not exceed 10 per cent. of the Shares in issue as at the date of the aforesaid Shareholders' approval (the "Refreshed Limit"). Options previously granted under the New Share Option Scheme and any other share option scheme of the Company (including those outstanding, cancelled, lapsed in accordance with such schemes or exercised options) will not be counted for the purpose of calculating the Refreshed Limit. The Company must send a circular to the Shareholders containing such information required under the Listing Rules.

(iv) Subject to the Overall Limit, the Company may also seek separate approval of the Shareholders in general meeting for granting options beyond the Scheme Mandate Limit provided that the options in excess of the Scheme Mandate Limit are granted only to Participants specifically identified by the Company before such approval is sought. The Company must send a circular to the Shareholders containing a generic description of the specified Participants, the number and terms of options to be granted, the purpose of granting options to the specified Participants with an explanation as to how the terms of the options serve such purpose and such other information required under the Listing Rules.

(g) Maximum entitlement of each Participant

The total number of Shares issued and to be issued upon exercise of the options granted to each Participant or grantee (including exercised and outstanding options) in any twelve (12)-month period up to the date of grant shall not exceed 1 per cent. of the Shares in issue at the date of grant (the "Individual Limit"). Where it is proposed that any offer is to be made to a Participant (or where approximate, an existing grantee) which would result in the Shares issued and to be issued upon exercise of all options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the twelve (12)-month period up to and including the relevant date of grant to exceed his, her or its Individual Limit, such offer and any acceptance thereof must be conditional upon Shareholders' approval in general meeting with such Participant (or where appropriate, an existing grantee) and his, her or its associates abstaining from voting. The Company must send a circular to the Shareholders disclosing the identity of the Participant or grantee, the number and terms of options to be granted (and options previously granted) to such Participant, the information required under the Listing Rules. The number and terms (including the subscription price) of options to be granted to such Participant must be fixed before the date on which Shareholders' approval is sought and the date of the Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price.

(h) Grant of options to connected persons

(i) In so far as the Listing Rules require and subject to the terms of the New Share Option Scheme, any grant of options to a director, chief executive or substantial shareholder of the Company or any of his, her or its respective associates must be approved by independent non-executive Directors (excluding any independent non-executive Director who is the grantee or proposed grantee of the options in question).

(ii) If any options proposed to be made to a substantial shareholder of the Company or an independent non-executive Director or any of his, her or its respective associates would result in the total number of Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the twelve (12)-month period up to and including the date of such grant:

(aa) representing in aggregate over 0.1 per cent. of the Shares in issue at the date of grant; and

(bb) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million,

then such grant of options must be subject to approval of the Shareholders in general meeting taken on a poll. The Company must send a circular to the Shareholders. All connected persons of the Company must abstain from voting at the meeting, except that any connected person of the Company may vote against the resolution provided that such intention to do so has been stated in the circular. In addition, Shareholders' approval as described above is also required for any change in the terms of options granted to a Participant or grantee who is a substantial shareholder of the Company, an independent non-executive Director or any of his, her or its associates.

(iii) The requirements for the granting of options to a Director or chief executive of the Company set out above in this paragraph (h) do not apply where the Participant is only a proposed Director or chief executive of the Company.

(i) Time of exercise of option

An option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period as the Board may determine which will not be more than ten years from the date of grant of the option. The Board may provide restrictions on the exercise of an option during the period an option may be exercised including, if appropriate, a minimum period for which an option must be held or a performance target which must be achieved before an option can be exercised.

(j) Rights are personal to grantee

An option may not be transferred or assigned and is personal to the grantee.

(k) Rights on cessation of employment by dismissal

If the grantee of an option is an Employee and ceases to be an Employee on the grounds that he or she has been guilty of serious misconduct, or has committed any act of bankruptcy or has become bankrupt or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty, his or her option will lapse automatically (to the extent not already exercised).

(l) Rights on death

If the grantee of an option is an Employee and ceases to be an Employee by reason of his or her death before exercising the options in full and none of the events referred to in paragraph (k) above as ground for termination of his or her employment by the Group or the Invested Entity arises, his or her legal personal representative(s) may exercise the option (to the extent not already exercised) within a period of twelve months from the date of death, failing which it will lapse.

(m) Rights on cessation of employment for other reasons

If the grantee of an option is an Employee and ceases to be an Employee for any other reason, his or her option may be exercised within three months following the date of such cessation (to the extent not already exercised), which date shall be the last actual working date with the Group or the Invested Entity, whether salary is paid in lieu of notice or not.

(n) Rights on a general offer

In the event of a general offer (other than by way of scheme of arrangement referred to below) being made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant option, the grantee (or his or her legal personal representative(s)) shall be entitled to exercise the option in full (to the extent not already exercised even though the option period has not come into effect during the occurrence of the general offer) at any time within fourteen days of the notice given by the offeror to acquire the remaining Shares.

(o) Rights on a general offer by way of scheme of arrangement

In the event of a general offer by way of scheme of arrangement being made to all the holders of Shares and has been approved by the necessary number of holders of Shares at the requisite meetings, the grantee (or his or her legal personal representative(s)) may thereafter (but before such time as shall be notified by the Company) exercise the option (to the extent not already exercised) to its full extent or to the extent specified in such notice.

(p) Rights on winding up

In the event that a notice is given by the Company to the Shareholders to convene a Shareholders' meeting for the purposes of considering and, if thought fit, approving a resolution to voluntarily wind up the Company, the Company shall forthwith give notice thereof to the grantee and the grantee (or his or her legal personal representative(s)) may by notice in writing to the Company (such notice to be received by the Company not later than four business days prior to the proposed

Shareholders' meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed Shareholders' meeting, allot and issue such number of Shares to the grantee credited as fully paid which falls to be issued on such exercise.

(q) Rights on compromise or arrangement

Other than a scheme of arrangement referred to in paragraph (o) above, in the event of a compromise or arrangement between the Company and its members or creditors being proposed in connection with the scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the grantee (or his or her legal personal representative(s)) may by notice in writing to the Company accompanied by the remittance for the subscription price in respect of the relevant option (such notice to be received by the Company not later than four business days prior to the proposed meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the grantee which falls to be issued on such exercise credited as fully paid and registered the grantee as holder thereof.

(r) Effects of alterations to share capital

In the event of any alteration in the capital structure of the Company whilst any option remains exercisable, whether by way of capitalisation issue, rights issue, sub-division or consolidation of Shares, or reduction of capital of the Company, such corresponding alterations (if any) shall be made to the aggregate number of Shares in respect of which options may be granted under the New Share Option Scheme and/or subject to outstanding options so far as unexercised and/or the subscription price per Share of each outstanding option and/or the method of exercise of the option as the independent financial adviser or the auditors of the Company shall certify in writing to the Board to be in their opinion to have satisfied the requirements of the Listing Rules and the note thereto (except in the case of a capitalisation issue where no such certification is required). No such alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value or which would change the proportion of the issued share capital of the Company for which any grantee of an option is entitled to subscribe pursuant to the options held by him or her before such alteration. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

(s) Ranking of Shares

Shares to be allotted and issued on the exercise of options will rank pari passu with the other fully-paid Shares in issue as from the date when the name of the grantee is registered in the register of members of the Company. Unless the context otherwise requires, reference to "Shares" in the New Share Option Scheme includes shares of HK$0.50 each of the Company or if there has been a subdivision, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company.

(t) Cancellation of options

Any cancellation of any option which has been duly granted in accordance with the New Share Option Scheme and has neither lapsed nor been exercised in full shall be conditional on the approval by the Board and the grantee(s). In the event that the Board elects to cancel options of the grantee which have been granted and have neither lapsed nor been exercised in full and issue new options to the same grantee, the issue of such new options shall be made with available unissued options (excluding the cancelled options) within the Scheme Mandate Limit or the Refreshed Limit as the case may be.

(u) Lapse of option

An option shall lapse automatically and not be exercisable, to the extent not already exercised, on the earliest of:

(i) subject to paragraphs (i) and (w), the expiry of the option period;

(ii) the expiry of any of the periods referred to in paragraphs (l), (m), (p) or (q) respectively;

(iii) the expiry of the period referred to paragraph (n) provided that if any court of competent jurisdiction makes an order the effect of which is to prevent the offeror from acquiring Shares in the offer, the relevant period within which option may be exercised shall not begin to run until the discharge of the order in question or unless the offer lapses or is withdrawn before that date;

(iv) subject to the scheme of arrangement becoming effective, the expiry of the period referred to in paragraph (o);

(v) where the grantee of an option is an Employee, the date on which he or she ceases to be an Employee by reason of the termination of his or her employment on grounds including, but not limited to, misconduct, bankruptcy, insolvency and conviction of any criminal offence;

(vi) the date of the commencement of the winding up of the Company;

(vii) the date on which the grantee sells, transfers, charges, mortgages, encumbers or creates any interest in favour of any third party over or in relation to the option in breach of the New Share Option Scheme;

(viii) the occurrence of such event or expiry of such period as may have been specifically provided in the offer (if any), unless otherwise resolved to the contrary by the Board.

(v) Period of the New Share Option Scheme

Subject to earlier termination by the Company in general meeting or by the Board, the New Share Option Scheme shall be valid and effective for a period of ten years from the date of adoption of the New Share Option Scheme. After the expiry of the ten-year period, no further options will be granted but in all other respects the provisions of the New Share Option Scheme shall remain in force and effect.

(w) Termination of the New Share Option Scheme

The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further options will be granted but in all other respects the provisions of the New Share Option Scheme shall remain in force and effect to the extent that it would be necessary to give effect to the exercise of any options which has not already been exercised and granted prior to the termination or otherwise as may be required in accordance with the provisions of the New Share Option Scheme. Options complying with the provisions of Chapter 17 of the Listing Rules which are granted during the life of the New Share Option Scheme and remain unexpired immediately prior to the termination of the operation of the New Share Option Scheme shall continue to be exercisable thereafter.

(x) Alterations to the New Share Option Scheme

The New Share Option Scheme may subject to the Listing Rules be altered in any respect by resolution of the Board except that the provisions of the New Share Option Scheme as to (i) the definitions of "Participant", "Grantee" and "Option Period" in paragraph 1.1 of the New Share Option Scheme; and (ii) the purpose of the New Share Option Scheme, the duration of the New Share Option Scheme, the grant of options, the subscription price, the exercise of options, the lapse of options, the maximum number of Shares available for subscription, the reorganisation of the capital structure of the Company and the alteration of the New Share Option Scheme, are governed by Rule 17.03 of the Listing Rules and shall not be altered to the advantage of grantees or prospective grantees except with the prior sanction of a resolution of the Company in general meeting (with all grantees, prospective grantees and their associates abstaining from voting). No such alteration shall operate to affect adversely the terms of issue of any option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the grantees as would be required of the Shareholders under the articles of association for the time being of the Company for a variation of the rights attached to the Shares. Any alteration to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of options granted must be approved by the Shareholders at a general meeting, except where such alterations take effect automatically under the existing terms of the New Share Option Scheme. Any change to the authority of the Board in relation to any alteration to the terms of the New Share Option Scheme must be approved by the Shareholders at a general meeting. The amended terms of the New Share Option Scheme must comply with the relevant requirements of Chapter 17 of the Listing Rules.

(y) Disclosure of the New Share Option Scheme

The Company will disclose details of the New Share Option Scheme in its annual and interim reports in accordance with the Listing Rules in force from time to time, including the number of options, date of grant, subscription price, option period (if appropriate) and vesting period during the financial year/period.


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at The Ritz-Carlton, Hong Kong, Chater Room I & II, Function Room Level (B1), 3 Connaught Road, Central, Hong Kong at 3:30 p.m. on Friday, September 7, 2007 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended March 31, 2007.

2. To approve the payment of a final dividend for the year ended March 31, 2007.

3. To re-elect Directors and to authorise the Directors to fix Directors' fees.

4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:

5. "**THAT**:

   (i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

   (ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) the exercise of any options granted under any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the law of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;"

7. "**THAT** conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

8. "**THAT**, conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the approval for the new share option scheme of the Company referred to in the circular despatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the meeting and for the purpose of identification signed by the Chairman hereof (the "New Share Option Scheme") and subject to such amendments to the New Share Option Scheme as the Stock Exchange may request, the New Share Option Scheme be approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the New Share Option Scheme, notwithstanding that they or any of them may be interested in the same."

9. "**THAT**, subject to and conditional upon the passing of Ordinary Resolution 8 above and the condition referred to therein being satisfied or fulfilled, the operation of the existing share option scheme of the Company adopted on September 12, 2002 be hereby terminated with effect from the adoption of the New Share Option Scheme (such that no further options could thereafter be

offered under the existing share option scheme of the Company but in all other respects the provisions of the existing share option scheme of the Company shall remain in full force and effect)."

By Order of the Board
WONG Man Kit
Company Secretary

July 26, 2007

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not later than 48 hours before the time appointed for the holding of the meeting.

4. The retiring Directors standing for re-election under item 3 are Messrs. Andrew NG Sung On, Kevin LO Chung Ping, Vincent CHEUNG Ting Kau and Frank CHAN Chi Chung.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)



FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We[1] ______________________________, of____,
being the registered holder(s) of[2] ____ shares of HK$0.50 each in the capital of Gold Peak Industries (Holdings) Limited 金山工業(集團)有限公司 (the "Company"), HEREBY APPOINT[3] the Chairman of the meeting or[3] ____
of____,
as my/our proxy to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Ritz-Carlton, Hong Kong, Chater Room I & II, Function Room Level (B1), 3 Connaught Road, Central, Hong Kong at 3:30 p.m. on Friday, September 7, 2007 to consider and, if thought fit, pass with or without amendments, the resolutions as set out in the notice convening the Annual General Meeting or at any adjournment thereof to vote for me/us in my/our name(s) for the said resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive the Accounts and Reports of the Directors and the Auditors.		
2.	To approve payment of final dividend.		
3.	(a) To re-elect Mr. Andrew NG Sung On as a Director of the Company.		
	(b) To re-elect Mr. Kevin LO Chung Ping as a Director of the Company.		
	(c) To re-elect Mr. Vincent CHEUNG Ting Kau as a Director of the Company.		
	(d) To re-elect Mr. Frank CHAN Chi Chung as a Director of the Company.		
	(e) To authorise the Directors to fix the Directors' fees.		
4.	To re-appoint Auditors and to authorise the Directors to fix Auditors' remuneration.		
5.	To approve general mandate to issue shares.		
6.	To approve general mandate to repurchase shares.		
7.	To approve general mandate to issue shares repurchased.		
8.	To adopt the new share option scheme of the Company.		
9.	To terminate the existing share option scheme of the Company.		

Signature[6]: ______________________________

Date: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than those named is preferred, please strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. You are requested to lodge this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, at the registered office of the Company, at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
7. In the case of joint holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited



(根據公司條例於香港註冊成立)
(股票代號:40)

股東週年大會代表委任表格

本人/吾等[附註一] ____________________
地址 ____________________
為金山工業(集團)有限公司(Gold Peak Industries (Holdings) Limited)(「本公司」)股本中每股面值0.50港元股份[附註二] ____________________ 股之登記持有人,
茲委任[附註三]大會主席或[附註三] ____________________
地址 ____________________
為本人/吾等之委任代表,代表本人/吾等出席本公司於二零零七年九月七日(星期五)下午三時三十分於香港中環干諾道中三號麗嘉酒店宴會廳樓層宴會廳I及II舉行之股東週年大會或其任何續會,以考慮並酌情,於經修改或不經修改下,通過股東週年大會通告所載之決議案,及按以下之指示在大會或其任何續會代表本人/吾等就上述決議案投票。如並無指示,則本人/吾等之委任代表可自行酌情投票。

	普通動議	贊成[附註四]	反對[附註四]
1.	省覽賬目與董事局及核數師報告書。		
2.	批准派發末期股息。		
3.	(a) 重新推選吳崇安先生為本公司董事。		
	(b) 重新推選羅仲炳先生為本公司董事。		
	(c) 重新推選張定球先生為本公司董事。		
	(d) 重新推選陳志聰先生為本公司董事。		
	(e) 授權董事釐定董事袍金。		
4.	重新委任核數師並授權董事局釐定核數師酬金。		
5.	批准全面授權發行股份。		
6.	批准全面授權購回股份。		
7.	批准全面授權重新發行已購回股份。		
8.	採納本公司新認股權計劃。		
9.	終止本公司現行認股權計劃。		

簽署[附註六]: ____________________

日期: ____________________

附註:

一、 請用正楷填上全名及地址。

二、 請填上以 閣下名義登記之股份數目。如無填上股份數目,則本代表委任表格將被視為代表所有以 閣下名義登記之本公司股份。

三、 如擬委任其他人士為委任代表,請將「大會主席或」字樣刪去,並在空欄內填上所委任人士之姓名及地址。本代表委任表格之每項更正,須由簽署人士簡簽示可。

四、 **重要提示:若 閣下欲投票贊成決議案,請在「贊成」欄內加上「✓」號;若 閣下欲投票反對決議案,則在「反對」欄內加上「✓」號。**如上述兩欄內皆無加上「✓」號,則 閣下之委任代表有權自行酌情投票。 閣下之委任代表亦可就召開大會通告所述者以外在大會正式提呈之任何決議案自行酌情投票。

五、 本代表委任表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本,須於大會(或其任何續會)指定舉行時間四十八小時前送達香港新界葵涌葵榮路三十號金山工業中心八樓本公司之註冊辦事處,方為有效。

六、 本代表委任表格須由 閣下或 閣下之正式書面授權人簽署;若為公司,則必須蓋上公司印鑑,或經由公司負責人或授權代表簽署。

七、 如屬任何股份之聯名持有人,任何一名聯名持有人均可就有關股份親自或委派委任代表在會上投票,惟若超過一名聯名持有人親自或委派委任代表出席大會,則只有於股東名冊上名列首位之聯名持有人(不論親自或委派委任代表)有權投票。

八、 委任代表毋須為本公司股東,惟必須親自代表 閣下出席大會。

此乃要件　請即處理

閣下對本通函或應辦之手續如有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完備性亦無發表聲明，且表明不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）

（股票代號：40）


GOLD
PEAK

提案包括
全面授權購回股份及發行股份、
重新推選公司董事、
採納新認股權計劃及
終止現行認股權計劃
及
股東週年大會通告

金山工業（集團）有限公司定於二零零七年九月七日（星期五）下午三時三十分於香港中環干諾道中三號麗嘉酒店宴會廳樓層宴會廳I及II舉行股東週年大會，大會通告載於本通函第26頁至第29頁。無論　閣下能否出席大會，請依照隨附之代表委任表格上列印之指示將表格填妥及盡快交回，在任何情況下須於大會（或其任何續會）指定舉行時間四十八小時前送達。填妥及交回代表委任表格將不會令　閣下喪失出席大會（或其任何續會）及投票之資格。

二零零七年七月二十六日


consecutive years
caringcompany

在本通函中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	本公司於二零零七年九月七日（星期五）舉行之股東週年大會，大會通告載於本通函第26頁至第29頁，或其任何續會
「聯繫人士」	指	按上市規則定義之聯繫人士
「董事局」	指	本公司之董事局或獲正式授權之委員會
「公司條例」	指	公司條例（香港法例第32章）
「本公司」	指	金山工業（集團）有限公司，一家根據公司條例在香港註冊成立之公司，其股份於聯交所上市
「關連人士」	指	按上市規則第1章定義之關連人士
「控股股東」	指	按上市規則定義之控股股東
「董事」	指	現時本公司之董事
「僱員」	指	本集團之任何成員或任何所投資機構之任何僱員或建議僱員（不論全職或兼職），包括本集團任何成員或任何所投資機構之任何執行董事
「現行認股權計劃」	指	本公司於二零零二年九月十二日採納並將於二零零七年九月十一日屆滿之認股權計劃
「本集團」	指	本公司及其附屬公司，而「本集團之成員」亦有相同的涵義
「香港」	指	中華人民共和國香港特別行政區
「所投資機構」	指	本集團擁有任何資本權益之任何機構

「最後可行日期」	指	二零零七年七月二十三日,即確定本通函之部份資料以刊印本通函之最後可行日期
「上市規則」	指	聯交所證券上市規則(因時修正)
「新認股權計劃」	指	本公司於股東週年大會上提呈以供採納之新認股權計劃,其主要條款列載於本通函之附錄
「參與者」	指	(i) 任何僱員;或

(ii) 本集團任何成員或任何所投資機構之任何非執行董事(包括獨立非執行董事);或

(iii) 任何提供貨物或服務予本集團任何成員或任何所投資機構之供應商;或

(iv) 本集團任何成員或任何所投資機構之任何客戶;或

(v) 任何給予本集團任何成員或任何所投資機構研究、發展或其他科技支援之人士或機構;或

(vi) 本集團任何成員或任何所投資機構之任何股東或本集團任何成員或任何所投資機構之任何已發行證券之任何持有人

再者,就新認股權計劃而言,認股權可授予以上任何類別之參與者經個人或多人全資擁有之任何公司,及任何信託而其受益人包括任何該等人士及/或其直接家屬或經任何該等信託全資擁有或控制之任何公司。

以上任何類別之參與者,其獲授予任何認股權之資格,將按其對本集團之發展及增長作出之貢獻,經由董事局不時作出決定。

「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	本公司股份持有人
「股份」	指	本公司股本中每股面值0.50港元之股份,或任何可由其轉換、分拆或整合或交換而成之任何股份
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	按上市規則定義之主要股東
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港法定貨幣港元

頁次

主席兼總裁函件

1. 全面授權購回股份 5
2. 購回股份之原因 6
3. 資金來源 6
4. 董事、其聯繫人士及關連人士 7
5. 董事承諾 7
6. 有關收購守則之影響 7
7. 股份價格 8
8. 本公司購回股份 8
9. 全面授權發行股份 8
10. 重新推選董事 9
11. 建議採納新認股權計劃及建議終止現行認股權計劃 11
12. 認股權之價值 14
13. 建議採納新認股權計劃之條件 14
14. 責任聲明 15
15. 股東週年大會 15
16. 要求以投票方式表決之程序 15
17. 推薦建議 16
18. 備查文件 16

附錄一新認股權計劃主要條款概要 17

股東週年大會通告 26


GOLD
PEAK

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

董事局
執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事:
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

提案包括
全面授權購回股份及發行股份、
重新推選公司董事、
採納新認股權計劃及
終止現行認股權計劃
及
股東週年大會通告

1. 全面授權購回股份

在股東週年大會上將提呈一項普通決議案,全面及無條件授權董事行使本公司一切權力,依照本函件所載之標準購回本公司股份。謹請各股東特別留意,根據該項全面授

權所購回股份之最高數目，將等於通過該決議案當日本公司股本中已發行股份數目之10%。於最後可行日期，本公司已發行股份共549,285,067股。在須通過購回授權動議之限制及在最後可行日期直至股東週年大會前期間再無發行或購回股份之基準下，本公司可購回最多54,928,506股股份。又謹請股東留意，該項授權祇有關於在聯交所或根據上市規則進行之購買。因上市規則要求須向股東提供合理所需資料，使其能於股東週年大會就購回授權動議投以贊成票或反對票作出有根據之決定，以下為解釋條文。

2. 購回股份之原因

近年聯交所之交易情況時有波動，雖然未能預先估計在何種情況下董事認為適宜購回股份，但祇當董事認為符合本公司及各股東最佳利益之情況下方會購回股份。購回股份或會增加每股股份資產淨值及／或每股股份之盈利，惟須視乎當時市況及資金安排而定。

3. 資金來源

於購回股份時，本公司祇可動用按照其公司組織章程大綱及細則及公司條例認可合法供此用途之資金支付。公司條例規定，就購回股份而退還之資本額，祇可以從本公司之可分派溢利、或從為購回而發行新股份所得款項支付。公司條例更規定回購股份之應付溢價祇可由公司可分派溢利中提取。如回購之股份以溢價發行，回購所需支付之股份溢價，可按公司條例所容許之某些限制下，以為回購而發行之新股份所得款項支付。已購回之股份將予註銷，但本公司之法定股本總額將不會減少。

倘於建議之購回期間內任何時間全面行使該項授權建議而購回股份，或會對本公司之營運資金或資本與負債比率有不利影響（與最新刊印之二零零七年三月三十一日止年度年報所載之本公司經審核綜合賬目披露之情況比較）。然而，若董事認為購回股份對本公司之營運資金需要或資本與負債比率水平產生重大不利影響之情況下，董事局不擬行使購回授權。

4. 董事、其聯繫人士及關連人士

各董事及(彼等作出一切合理查詢後就彼等所知及所信)彼等之聯繫人士現時無意在該項建議獲得股東批准之情況下,向本公司出售股份。

本公司之關連人士概無知會本公司,表示其目前有任何意圖待本公司獲授權購回股份後,出售任何股份予本公司,亦無承諾不會將任何彼等持有之股份向本公司出售。

5. 董事承諾

董事局已向聯交所承諾,彼等將按照所提呈之決議案及依據本公司組織章程大綱及細則、上市規則及香港一切有關法例,行使本公司權力購回股份。

6. 有關收購守則之影響

倘若本公司購回股份導致某股東所佔本公司投票權的權益比例增加,此增加將被視作依據收購守則購入投票權。因此,一位股東或一組一致行動的股東能獲得或鞏固本公司之控制權,將要遵守收購守則第26條規則作出強制收購。於最後可行日期,各董事包括:羅仲榮先生、吳崇安先生、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生、周國偉先生、王維勤先生、張定球先生、呂明華先生、陳志聰先生及陳其鑣先生,及彼等之聯繫人士共持有本公司已發行股本約33.0%,並若於獲得同意下,全面行使購回授權後將共同持有本公司已發行股本約36.7%,將可能引發根據收購守則作出之強制收購責任。董事現時無意行使購回授權,以致購回股份將引發根據收購守則作出之強制收購或導致公眾所持股份數目減至少於上市規則第8.08條要求所規定之最少百份比。

7. 股份價格

股份於過去十二個月(至及包括最後可行日期)每月在聯交所之最高及最低成交價如下:

月份	股份價格	
	最高	最低
	港元	*港元*
二零零六年		
七月	1.16	1.05
八月	1.06	0.96
九月	1.20	1.00
十月	1.08	1.00
十一月	1.18	1.02
十二月	1.12	0.99
二零零七年		
一月	1.03	0.92
二月	1.31	0.99
三月	1.17	1.04
四月	1.36	1.09
五月	1.75	1.30
六月	1.66	1.35
七月(截至及包括最後可行日期)	1.45	1.29

8. 本公司購回股份

於最後可行日期前六個月期間,本公司及其任何附屬公司並無於聯交所或其他地方購回股份。

9. 全面授權發行股份

在股東週年大會上將提呈一項決議案,全面及無條件授權董事發行新股份。此項授權之有關股份數目,相等於該決議案通過之日本公司已發行股本總面值之20%及根據上述購回股份授權而購回股本總面值兩者之總和。於最後可行日期,本公司已發行股份共549,285,067股。在須於股東週年大會通過全面授權發行股份動議之限制及在最後可行日期及股東週年大會前期間再無發行或購回股份之基準下,本公司可發行最多109,857,013股股份。董事現時無意根據將於股東週年大會上動議授予董事發行新股之授權發行任何新股份。

10. 重新推選董事

依據本公司組織章程細則第112條，吳崇安先生、羅仲炳先生、張定球先生及陳志聰先生將會在股東週年大會上退職，而各人均符合資格，願意膺選連任。

各建議在股東週年大會上膺選連任之董事資料如下：

吳崇安先生，五十七歲，自一九七五年效力金山工業集團，一九九零年獲委任為副主席。吳氏為金山工業集團微型及充電式電池部創辦人，一九九三年起獲委任為金山電池國際有限公司主席兼總裁。吳氏現時為香港關鍵性零部件製造業協會副主席。他於美國麻省理工學院畢業，持有化學工程理學碩士學位。於最後可行日期之前三年內，吳氏並無在其他上市公司擔任董事。

於最後可行日期，吳氏以個人權益擁有69,771,957股股份及以家族權益擁有其配偶所持有之417,000股股份，吳氏同時以個人權益擁有可予認購1,600,000股股份之認股權。除於此披露外，根據證券及期貨條例第XV節，吳氏並無持有任何本公司股份權益。除擔任董事外，吳氏與本公司任何董事、高級管理層、主要股東或控股股東沒有任何關係。

吳氏與本公司並無簽署任何服務合約。吳氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。吳氏作為執行董事之董事袍金由董事局根據股東於股東週年大會之授權而釐訂。截至二零零七年三月三十一日止年度，吳氏收取董事袍金10,000港元。

羅仲炳先生，七十一歲，於一九八三年至一九九零年出任金山工業集團主席，目前正致力參與發展集團之先進電子科技。羅氏於電視廣播界具資深經驗，現為香港上市公司電視廣播有限公司之董事局及行政委員會成員。除於此披露外，於最後可行日期之前三年內，羅氏並無在其他上市公司擔任董事。

於最後可行日期，羅氏以個人權益擁有625,000股股份及以家族權益擁有其配偶所持有之3,239,066股股份，羅氏同時以個人權益擁有1,650,000股股份之認股權。除於此披露外，根據證券及期貨條例第XV節，羅氏並無持有任何本公司股份權益。羅氏與羅仲榮先生及羅仲煒先生為兄弟，該兩人亦為本公司執行董事。

羅氏與本公司並無簽署任何服務合約。羅氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。羅氏作為執行董事之董事袍金由董事局根據股東於股東週年大會授權而釐訂。截至二零零七年三月三十一日止年度，羅氏收取董事袍金10,000港元。

張定球先生，六十五歲，於一九八四年獲委任為董事。張氏亦為香港上市公司創科實業有限公司之非執行董事。除於此披露外，於最後可行日期之前三年內，張氏並無在其他上市公司擔任董事。張氏在英國倫敦大學 University College London 取得法律學位，於一九七零年成為執業律師，現為香港張葉司徒陳律師事務所之顧問，擁有香港及英國執業資格。

於最後可行日期，張氏以個人權益擁有1,947,549股股份，張氏同時以個人權益擁有可予認購700,000股股份之認股權。除於此披露外，根據證券及期貨條例第XV節，張氏並無持有任何本公司股份權益。除擔任董事外，張氏與本公司任何董事、高級管理層、主要股東或控股股東沒有任何關係。

張氏與本公司並無簽署任何服務合約。張氏須按本公司之組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。張氏作為非執行董事之董事袍金由董事局根據股東於股東週年大會授權而釐訂。截至二零零七年三月三十一日止年度，張氏收取董事袍金100,000港元。

陳志聰先生，五十三歲，自二零零四年獲委任為獨立非執行董事。陳氏現為香港上市公司創科實業有限公司之集團執行董事，以及新加坡上市公司捷榮國際控股有限公司之獨立董事。除於此披露外，於最後可行日期之前三年內，陳氏並無在其他上市公司擔任董事。陳氏為英國特許公認會計師公會及香港會計師公會資深會員、香港稅務學會會員，並在香港獲得執業會計師資格。

於最後可行日期，根據證券及期貨條例第XV節，陳氏並無持有任何本公司股份權益。除擔任董事外，陳氏與本公司任何董事、高級管理層、主要股東或控股股東沒有任何關係。

陳氏與本公司並無簽署任何服務合約。陳氏須按本公司組織章程細則之條款於股東週年大會輪流退職及膺選連任，因此沒有概定之委任年期。陳氏作為獨立非執行董事之董事袍金由董事局根據股東於股東週年大會授權而釐訂。截至二零零七年三月三十一日止年度，陳氏收取董事袍金120,000港元。

除於此披露外，概無任何根據上市規則13.51(2)(h)條至13.51(2)(v)條之要求須予披露之資料，及無任何有關建議重新推選吳崇安先生、羅仲炳先生、張定球先生及陳志聰先生為董事之事項須於股東大會通知股東。

11. 建議採納新認股權計劃及建議終止現行認股權計劃

現行認股權計劃於二零零二年九月十二日被採納並將會於二零零七年九月十一日屆滿。由於現行認股權計劃之終止及為使本集團能授予合適人士認股權作為其對本集團貢獻之鼓勵或回報，董事局建議在股東週年大會上推薦股東批准採納新認股權計劃及同時終止現行認股權計劃之運作。於最後可行日期，公司除現行認股權計劃外，沒有其他未到期認股權計劃。

在須獲股東於股東週年大會上批准採納新認股權計劃的情況下，建議於股東週年大會結束後終止現行認股權計劃之運作（在此情況下將不可再按現行認股權計劃再行授出認股權，惟現行認股權計劃之條款在各方面仍將維持有效，確保因根據現行認股權計劃終止前授予但尚未行使之任何認股權得以行使或其他因根據現行認股權計劃條款之需求得以完成。）新認股權計劃將於達成下列所有先決條件後被採納。

董事認為，為使本集團可招攬及挽留具合適資歷及所需經驗之僱員為本集團服務，本集團應繼續藉授予彼等機會獲取本公司擁有權以給予僱員額外鼓勵，並對彼等為本集團業務之長遠成功作出之貢獻給予回報。

董事亦認為，為使本集團激勵非僱員之參與者為本集團利益發揮最佳表現及效率，並且吸納及保留其對本集團作出貢獻並有利本集團長遠發展之該等參與者，或與彼等維持長遠業務關係，應容許本集團可在適當情況下，同樣藉給予彼等機會獲取本公司之擁有權，以給予彼等額外鼓勵，並就彼等為本集團業務之長遠成功作出之貢獻而給予回報。根據新認股權計劃條款給予非僱員之參與者認股權後，該等參與者可於認股權有效期內隨時根據授出認股權之條款(如適用)行使認股權，以獲取金錢回報或本公司之擁有權，此或可繼而進一步激勵彼等提升表現。

因此，建議在股東週年大會上採納對參與者有利之新認股權計劃。新認股權計劃主要條款概要載於本通函附錄內。

於最後可行日期，本公司已發行549,285,067股股份。現行認股權計劃之詳情細列如下：

原先授予之認股權數量	於最後可行日期，原先授予之認股權佔已發行股本之百份比	已行使認股權數量	於最後可行日期，已行使認股權佔已發行股本之百份比	已註銷之認股權數量	於最後可行日期，已註銷之認股權佔已發行股本之百份比	期滿之認股權數量	於最後可行日期，已期滿之認股權佔已發行股本之百份比	於最後可行日期，尚未行使之認股權數量	於最後可行日期，尚未行使之認股權佔已發行股本之百份比
24,715,000	4.50%	9,880,000	1.80%	395,000	0.07%	–	–	14,440,000	2.63%

於最後可行日期，在現行認股權計劃下尚未行使之認股權總數為14,440,000，詳細內容如下：

擁有人	尚未行使之認股權數量	可行使之日期	認購價
			港元
董事			
羅仲榮	1,600,000	二零零三年十月二日至二零零八年十月一日	1.84
吳崇安	1,600,000	二零零三年十月二日至二零零八年十月一日	1.84

擁有人	尚未行使之認股權數量	可行使之日期	認購價 *港元*
羅仲炳	650,000	二零零三年四月十八日至二零零七年十月十七日	1.17
	1,000,000	二零零三年十月二日至二零零八年十月一日	1.84
羅仲煒	650,000	二零零三年四月十八日至二零零七年十月十七日	1.17
	1,000,000	二零零三年十月二日至二零零八年十月一日	1.84
顧玉興	500,000	二零零三年十月二日至二零零八年十月一日	1.84
莊紹樑	500,000	二零零三年十月二日至二零零八年十月一日	1.84
周國偉	500,000	二零零三年四月十八日至二零零七年十月十七日	1.17
	600,000	二零零三年十月二日至二零零八年十月一日	1.84
王維勳	1,000,000	二零零三年十月二日至二零零八年十月一日	1.84
張定球	300,000	二零零三年四月十八日至二零零七年十月十七日	1.17
	400,000	二零零三年十月二日至二零零八年十月一日	1.84
呂明華	250,000	二零零三年四月十八日至二零零七年十月十七日	1.17
	300,000	二零零三年十月二日至二零零八年十月一日	1.84
僱員	1,070,000	二零零三年四月十八日至二零零七年十月十七日	1.17
僱員	2,520,000	二零零三年十月二日至二零零八年十月一日	1.84

假設由最後可行日期至採納新認股權計劃期間已發行股本並無任何變動，則可根據新認股權計劃發行之股份數目將為54,928,506股，相等於最後可行日期本公司已發行股本之10%，惟因行使根據新認股權計劃及本公司任何其他認股權計劃授出而尚未行使之所有認股權而發行之股份最高數目，合共不得超過不時之已發行股份30%。

本公司執行新認股權計劃時，將遵守上市規則第十七章之所有有關規定。

本公司並無委任任何人士，作為新認股權計劃之信託人。

12. 認股權之價值

董事認為，由於計算認股權價值所需之若干變數尚未釐定，因此假設於最後可行日期根據新認股權計劃授出所有認股權的情況下列出其價值並不恰當。該等變數包括認購價、認股權有效期、禁售期（如有）、所設定之表現目標（如有）及其他相關變數。董事相信，計算認股權於最後可行日期之價值將基於大量推測性假設，因此並無意義且會誤導股東。

13. 建議採納新認股權計劃之條件

建議採納新認股權計劃，須待達成下列條件方可作實：

(i) 股東在股東週年大會上通過普通決議案批准新認股權計劃；及

(ii) 聯交所上市委員會對於根據新認股權計劃之條款及條件行使認股權而發行及配發之本公司股份上市及買賣授予批准。

本公司將向聯交所上市委員會申請上述批准。

14. 責任聲明

本通函遵照上市規則之規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容有誤導。

15. 股東週年大會

於二零零七年九月七日(星期五)下午三時三十分於香港中環干諾道中三號麗嘉酒店宴會廳樓層宴會廳I及II舉行股東週年大會，大會通告載於本通函第26頁至第29頁。在股東週年大會上，將提呈若干普通決議案(其中包括)以批准購回股份及發行股份之全面授權、重新推選董事、採納新認股權計劃及終止現行認股權計劃。

茲隨附股東週年大會代表委任表格。無論 閣下能否出席該大會，務請按代表委任表格印列之指示將其填妥，在大會(或其任何續會)指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會令 閣下喪失出席大會及投票之資格。

根據上市規則及／或本公司之公司組織章程細則，沒有股東須於股東週年大會放棄投票。

16. 要求以投票方式表決之程序

根據本公司組織章程細則第76條，提呈任何股東大會表決之決議案須以舉手方式表決，除非於宣佈以舉手方式表決結果之前或之時，按上市規則或以下人士要求以投票方式表決：

(i) 大會主席；或

(ii) 不少於當時有權在會上表決的三名親身出席之股東或受委代表；或

(iii) 一名或以上代表不少於有權在會上表決之全體股東全部投票權十分之一的親身出席股東或受委代表；或

(iv) 一名或以上持有獲授予權利可於會上表決之股份的親身出席股東或受委代表，而該等股份合計之繳足股本，須不少於全部獲授予該等權利股份的繳足股本總額十分之一。

除非要求以投票方式表決，否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。以投票方式表決之要求可予撤回。

17. 推薦建議

董事相信載於本通函之建議乃為本公司及股東之整體利益而設，並推薦 閣下在股東週年大會上對有關之決議案投贊成票。各董事及彼等之聯繫人士於最後可行日期合共實益擁有181,537,843股股份，佔本公司已發行股本約33.0%，彼等已表示將於股東週年大會上投票贊成有關之決議案。

18. 備查文件

本公司組織章程大綱及細則以及新認股權計劃之初稿（或會有少量變更）之副本可由即日起至二零零七年九月七日（包括該日）之任何星期一至星期五（公眾假期除外）之一般辦公時間內於香港新界葵涌葵榮路三十號金山工業中心八樓本公司之註冊辦事處查閱，該等文件也可於股東週年大會當日於會場查閱。

此致

列位股東 台照

主席兼總裁
羅仲榮
謹啟

二零零七年七月二十六日

本附錄載有新認股權計劃之進一步資料及規則概要，但並非亦不擬成為新認股權計劃之部份，亦不應視為會影響新認股權計劃規則之詮釋。

新認股權計劃

條款概要

建議之新認股權計劃將於股東週年大會上待股東通過決議案批准，大會通告載於本通函第26至第29頁。以下為新認股權計劃主要條款之概要：

(a) 新認股權計劃之目的

新認股權計劃使本公司可向經甄選之人士授出認股權，作為其對本集團或任何所投資機構作出貢獻之獎勵或回報。

(b) 管理新認股權計劃

新認股權計劃由董事局（包括獲正式授權之委員會）管理，董事局之決定為最終及決定性的，對各方均具約束力。

(c) 新認股權計劃之參與者

董事局可酌情向任何參與者授出認股權，根據下文(e)段方式釐定之認購價認購董事局所決定數目之新股份。

承授人須於接納認股權時向本公司支付1港元，作為獲授認股權之代價。

(d) 授出認股權

倘發生可影響股份價格之事件或作出影響股份價格之決定，則不得授出任何認股權，直至根據聯交所不時規定之方式公佈有關影響股份價格之資料為止。公司尤其不得於下列兩者之較早日期之前一個月（或聯交所不時指定期間）直至發出業績公佈之日授出認股權：

(i) 舉行董事會議以批准本公司中期或年度業績之日期（根據上市規則首次知會聯交所之日期為準）；及

(ii) 本公司須根據上市規則發表中期或年度業績公佈之限期。

(e) 股份價格

根據新認股權計劃所授出認股權之股份認購價將由董事局全權酌定，惟認購價不得低於(i)授予認股權當日（必須為營業日）在聯交所每日報價表所列股份之收市價；(ii)截至授予認股權日期前五個營業日在聯交所每日報價表所列股份之平均收市價；及(iii)股份面值三者之最高者。

(f) 股份最高限額

(i) 除上市規則之規定外，因行使根據新認股權計劃及本公司任何其他認股權計劃授出而尚未行使之所有認股權而發行之股份最高數目，合共不得超過不時之已發行股份30%（「總上限」）。若此等行使將導致總上限被超逾，則不可根據本公司之任何認股權計劃（包括新認股權計劃）授出認股權。

(ii) 除總上限之規定外，因行使根據新認股權計劃及本公司任何其他認股權計劃授出之所有認股權而發行之股份總數，合共不得超過批准新認股權計劃當日本公司已發行股份10%（「計劃授權上限」），惟根據下文第(iii)及(iv)分段所述獲得股東批准除外。根據新認股權計劃之條款而失效之認股權將不得用作計算計劃授權上限。

(iii) 除總上限之規定外，在獲得股東在股東大會批准之情況下，本公司可隨時更新計劃授權上限，惟更新之計劃授權上限不得超過上述股東批准當日已發行股份之10%（「更新上限」）。先前根據新認股權計劃及本公司任何其他認股權計劃授出之認股權（包括尚未行使、已根據該等計劃註銷或失效之認股權或已行使之認股權）將不得用作計算更新上限。本公司須向股東印發載有上市規則所要求資料之通函。

(iv) 除總上限之規定外，本公司亦可在股東大會另行徵求股東批准，授出超逾計劃授權上限之認股權，惟該等認股權僅可授予本公司於徵求股東批准前已特別選定之參與者。本公司必須按照上市規則的要求，寄出通函予股東，內容包括對指定參與者的一般描述、授予之認股權數量及其條款、授予指定參與者認股權之目的、認股權之條款如何達至其目的及其他資料。

(g) *每名參與者可獲授予之最高限額*

每名參與者或承授人在截至授出認股權當日止任何十二個月內，因行使獲授予或將獲授予之認股權（包括已行使及未行使者）而獲發行及將獲發行之股份總數，不得超逾授出認股權當日之已發行股份數目之1%（「個別上限」）。倘若參與者或承授人在截至授出認股權當日止任何十二個月至及包括授出之有關日期內，因行使獲授予或將獲授予之認股權（包括已行使、已註銷及未行使者）而獲發行及將獲發行之股份總數，超逾其個別上限，則該授出及任何接受須經股東在股東大會批准，而有關參與者或承授人及其聯繫人士均不得投票。本公司必須寄出通函予股東，披露參與者或承授人身份、授予參加者之認股權（及過往授予之認股權）的數量及其條款及上市規則所要求的資料。對參與者所授予之認股權的數量及其條款（包括認購價）必須於尋求股東批准當日之前訂定，及以建議進一步授予認股權之董事局會議當日作為授予日以便計算認購價。

(h) *向關連人士授出認股權*

(i) 至今就上市規則要求及除新認股權計劃條款之規定外，向本公司之董事、總裁或主要股東或彼等各自聯繫人士授出認股權，須經獨立非執行董事（不包括身為有關認股權承授人或準承授人之獨立非執行董事）批准。

(ii) 倘向本公司主要股東或獨立非執行董事或彼等各自之聯繫人士建議授出認股權，將導致該等人士在授出認股權日期之前十二個月期間內（包括當日）因行使獲授予或將獲授予之認股權（包括已行使、已註銷及未行使者）而發行及將予發行之股份總數：

(aa) 合共超過於授出日已發行股份0.1%；及

(bb) 根據股份於授出認股權當日之收市價計算之總值超過5,000,000港元，

則須經股東在股東大會以表決方式批准方可授出認股權。本公司須向股東寄發有關通函。本公司所有關連人士均不得在有關之股東大會投票，惟已在通函內表明將投票反對有關決議案之關連人士則除外。此外，向身為本公司主要股東、獨立非執行董事或彼等各自之任何聯繫人士之參與者或承授人授出認股權之條款如有任何變動，均須如上文所述經股東批准。

(iii) 上文(h)段所述向本公司董事或主要行政人員授出認股權之規定，並不適用於只獲提名出任本公司董事或主要行政人員之參與者。

(i)　認股權之行使期

認股權可於董事局釐定之期間隨時根據新認股權計劃之條款行使，惟該期間不得自授出認股權日期起計超過十年。董事局可於行使認股權之期間對認股權之行使施加限制，包括（如適用）須持有認股權之最短期限，或行使認股權前須達到之表現目標。

(j)　權利屬承授人個人所有

認股權屬承授人個人所有，概不得轉讓或指讓。

(k)　因遭解僱而終止受聘之權利

倘認股權承授人為僱員，而因嚴重行為失當、進行任何破產手續、宣告破產、與其債權人整體達成償債安排或和解協議，或被裁定觸犯涉及其誠信之刑事罪行等原因而不再為僱員，則其認股權將自動失效（以尚未行使者為限）。

(l)　身故之權利

倘認股權承授人為僱員，而於全數行使認股權之前因身故而不再為僱員，且並無發生上文(k)段所述可導致本集團或所投資機構終止其受聘之情況下，則其法定個人代表可於承授人身故後十二個月內行使承授人之認股權（以尚未行使者為限），尚未行使之認股權將於有關限期屆滿時失效。

(m)　因其他理由而終止受聘之權利

倘認股權承授人為僱員而因其他理由不再為僱員，則可於終止受聘當日之後三個月內行使其認股權（以尚未行使者為限），而終止受聘當日指最後在本集團或所投資機構實際工作之日，而不論有否以薪金代替通知。

(n)　全面收購之權利

倘向所有股份持有人（或除收購者、由收購者控制之人士及任何與收購者聯合或一致行動之人士以外之所有持有人）提出全面收購建議（不包括下文所述之換股計劃），而收購於有關認股權期滿前成為或宣稱成為無條件，則縱然於全面收購發生時認股權期尚未生效，承授人或其法定個人代表可於收購者發出收購餘下股份之通知書後十四日內隨時全面行使認股權（以尚未行使者為限）。

(o)　以換股方式提出全面收購之權利

倘以換股方式向所有股份持有人提出全面收購建議，並在必須召開之會議上獲所需數目之股份持有人批准，則承授人或其法定個人代表可於其後直至本公司通知之時間前行使其所有或該通知所述數量之認股權（以尚未行使者為限）。

(p)　清盤之權利

倘本公司向股東發出通告召開股東大會，以考慮及酌情通過本公司自動清盤之決議案，則本公司須即時向承授人發出有關通知，而各承授人或其法定個人代表可向本公司發出有關通知，（該通知將不遲於建議舉行股東大會日期之前四個營業日送達本公司），行使其所有或該通知所述數量之認股權（以尚未行使者為限），而

本公司須盡快，且無論如何不得遲於建議舉行上述股東大會日期前之營業日，向承授人配發及發行有關數目入賬列為繳足之股份。

(q)　償債協議或安排之權利

除上文(o)段所述之換股計劃外，倘本公司與其股東或債權人就本公司重組或合併計劃而訂立償債協議或安排，則本公司須於向股東或債權人發出考慮上述計劃或安排之有關會議通告之同日，向所有承授人發出有關通知，而各承授人或其法定個人代表可向本公司發出書面通知（該通知將不遲於所建議之會議舉行日期之前四個營業日送達本公司），並附上有關認股權認購價之款項，行使其所有或該通知所述數量之認股權（以尚未行使者為限），而本公司須盡快，且無論如何不得遲於建議舉行上述會議日期前之營業日，向承授人配發及發行因行使認股權而須予發行入賬列為繳足之股份，並將承授人登記為股份持有人。

(r)　股本變動之影響

倘於認股權仍可行使期間，本公司因進行資本化發行、供股、股份拆細或合併或削減股本而使本公司股本結構有任何變動，則根據新認股權計劃而可能授出之認股權及／或未行使認股權所涉及之股份數目及／或未行使認股權之每股認購價及／或行使認股權之方式，須作出本公司之獨立財務顧問或核數師向董事局書面證實按其意見為符合上市規則及其附註有關規定之調整（如有）（但資本化發行毋須該書面證明），惟倘導致股份以低於面值之價格發行，或經調整後承授人可根據所持認股權認購之股份所佔本公司已發行股本之比例與作出調整前所得之比例有所不同，則不得作出調整。發行證券作為交易之代價不得視為須作出上述調整之情況。

(s) 股份權利

因行使認股權而將配發及發行之股份，將由承授人在本公司股東名冊登記為該等配發及發行股份之持有人當日起，與其他已發行之繳足股份享有同等權利。除文義另有所指外，新認股權計劃內「股份」一詞所指之股份，包括本公司每股面值0.50港元之股份，或倘本公司曾進行股份拆細、整合、重新分類或重組股本，則亦包括本公司普通股本內之任何股份。

(t) 註銷認股權

倘須註銷已根據新認股權計劃正式授出但尚未失效或全面行使之認股權，則須經董事局及承授人批准。倘董事局選擇註銷承授人獲授但尚未失效或全面行使之認股權，並擬向同一承授人授出新認股權，則只可在仍有未發行認股權（不包括已註銷之認股權）可供發行之情況下發行，並以計劃授權上限或更新上限（視情況而定）為限。

(u) 認股權失效

尚未行使之認股權（以尚未行使者為限）將於下列最早期間自動失效而不可行使：

(i) 除段落(i)及(w)之情況發生外，認股權行使期屆滿時；

(ii) (l)、(m)、(p)或(q)段分別所述任何期限屆滿時；

(iii) 段落(n)所指之期限屆滿，但倘若任何合資格司法管轄地區之法院發出指令制止收購方購入授出之股份，相關之認股權可行使期須待有關之法院指令被解除後或該收購已期滿或被撤銷後方開始；

(iv) 倘換股計劃生效，則為(o)段所述期間屆滿之日；

(v) 倘認股權承授人為僱員，則為承授人因行為失當、破產、無力償還債務、被裁定觸犯任何刑事罪行或其他原因被終止受聘而不再為僱員之日；

(vi) 本公司開始清盤之日；

(vii) 承授人違反新認股權計劃之規定出售、轉讓、抵押、按揭、質押或為第三者設立有關認股權之任何權益之日；

(viii) 如有任何發生於授出時可能特別指明之事件或指明時期屆滿（董事局作出議決推翻有關違反者除外）。

(v) 新認股權計劃行使期

倘本公司並無在股東大會提早終止或董事局並無提早終止新認股權計劃，則新認股權計劃將於採納日期起計十年內有效，而十年期限屆滿後將不會再行授出認股權，惟新認股權計劃之規定在各方面仍維持有效。

(w) 終止新認股權計劃

本公司可在股東大會通過普通決議案，或由董事局隨時終止新認股權計劃，在此情況下將不可再行授出認股權，惟新認股權計劃之條款在各方面仍將維持有效，確保因根據新認股權計劃終止前授予但尚未行使之任何認股權得以行使或因根據新認股權計劃條款之需求得以完成。於新認股權計劃有效期內授出、符合上市規則第十七章規定且於終止新認股權計劃前尚未失效之認股權，仍可於其後繼續行使。

(x) 修訂新認股權計劃

根據上市規則，董事局可通過決議案修訂新認股權計劃之任何內容，惟新認股權計劃就(i)新認股權計劃段落1.1內「參與者」、「承授人」及「認股權期」之釋義；及(ii)新認股權計劃之目的、新認股計劃之年期、認股權之授出、認購價、認股權之行使、認股權之期滿、可予認購之最高股份數目、本公司股本結構之重組及新認股權計劃之改動受上市規則17.03條所管轄之條款除外，除非事先經本公司在股東大會上通過決議案批准（所有承授人、準承授人及彼等之聯繫人士均不得投票），否則

不得作出有利承授人或準承授人之變動。任何修訂均不得對修訂前已授出或同意授出認股權之發行條款有不利影響，惟倘獲相等於根據本公司當時之組織章程細則就修訂股份所附權利所需之股東比例之大部份承授人同意或批准則除外。任何對新認股權計劃之條款或條件作出之重大修訂或更改授出認股權之條款，均須經股東在股東大會批准，惟根據新認股權計劃之現有條款自動生效之修訂除外。因修訂新認股權計劃之條款而使董事局之授權有任何變動，均須經股東在股東大會批准。新認股權計劃之經修訂條款須遵守上市規則第十七章之有關規定。

(y)　披露新認股權計劃

本公司將根據上市規則不時有效之規定，於有關之財政年度／期間於其年度／中期業績報告中披露新認股權計劃之詳情，包括認股權數目、授出日期、認購價、認股權行使期（如適用）及有效期。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)

GOLD PEAK

茲通告本公司將於二零零七年九月七日(星期五)下午三時三十分於香港中環干諾道中三號麗嘉酒店宴會廳樓層宴會廳I及II舉行股東週年大會,處理下列事項:

1. 省覽截至二零零七年三月三十一日止年度之賬目、董事局及核數師報告書。

2. 批准派發截至二零零七年三月三十一日止年度之末期股息。

3. 重新推選董事及授權董事釐定董事袍金。

4. 重新委任下年度核數師並授權董事局釐定其酬金。

作為特別事項,考慮並酌情,於經修改或不經修改下,通過以下將提呈之決議案為普通決議案:

5. 「**動議**:

(i) 在本決議案第(ii)節之限制下,全面及無條件授權董事局在有關期間(定義如下)行使本公司所有權力以發行及配發本公司股本中之額外股份,並訂立或授予或需於有關期間或其後行使此權力之售股建議、協議及認股權;

(ii) 董事局依據本決議案第(i)節之批准配發或同意有條件或無條件配發(依據一項認股權或其他特權)及發行股份,但非根據(a)配售新股(定義如下),(b)根據本公司發行之任何認股權證或任何可轉換為本公司股份之證券而行使認購權或轉換權,(c)行使任何不時採納之認股權計劃或類似之安排向本公司及/或任何附屬公司之行政人員及/或職員授予之認股權,授予或發行股份或授予可購入本公司股份之權力或(d)依據本公司組織章程細則不時因以股代息而發行股份,而配發之股本面值總

額不得超過本決議案日期本公司已發行股本面值總額之20%，而所述之批准亦受此數額限制；及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。

「配售新股」乃指董事局在指定期間向本公司股東名冊內於指定記錄日期所登記之本公司股份持有人按其當時持股比例建議配售新股（惟董事局有權向海外股東，或就零碎股權或因在任何香港以外地區之任何認可管制機構或證券交易所之法律或規定所限作出例外或權宜安排）。」

6. 「動議：

(i) 在本決議案第(iii)節限制下，全面及無條件批准董事局於有關期間（定義如下）行使本公司全部權力購回本公司股本中之股份；

(ii) 在本決議案第(i)節之批准即授權董事局按董事局全權釐定之價格及條文購買本公司股本之股份；

(iii) 董事局根據本決議案第(i)節之批准購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案通過之日本公司已發行之股本面值總額10%，而第(i)節之授權亦受此數額限制；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 法律規定本公司須予召開下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載授權經股東大會由本公司股東通過普通決議案而撤銷或修訂時。」

7. 「**動議**在上述第5項及第6項普通決議案獲通過後，根據及遵照上述第6項普通決議案，由本公司購回之本公司股本中股份數目，將會加入董事根據及遵照上述第5項普通決議案行使全面授權而批准配發或同意有條件或無條件配發之本公司股本面值總額之內。」

8. 「**動議**待香港聯合交易所有限公司（「聯交所」）授予批准根據於本通告同日派發予股東之通函中提及本公司之新認股權計劃（其條款已列於股東大會上提呈載有「A」記號及已被主席簽署作為識別之文件內）（「新認股權計劃」），及取決於聯交所有可能要求對條款作出修訂的情況下，通過及採納新認股權計劃為本公司的新認股權計劃，並授權本公司董事局去完成所有有關新認股權計劃效力之該等交易及安排，縱使他們或其中任何一人可能於當中或有利益。」

9. 「**動議**待本通告所列第8項普通決議案獲通過及其引伸條件獲滿足或完成後，於採納新認股權計劃之同時，終止本公司於二零零二年九月十二日所採納之

現行認股權計劃之運作(在此情況下將不可再按現行認股權計劃再行授出認股權,惟現行認股權計劃之條款在各方面仍將全面維持有效。)」

承董事局命
公司秘書
黃文傑

二零零七年七月二十六日

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

附註:

1. 凡有權出席上述大會及投票之股東,可委任一位或多位代表出席大會及於投票表決時代其投票。受委代表毋須為本公司股東。

2. 茲隨附上大會之代表委任表格。如委任人為公司,則代表委任表格須蓋上公司印鑑,或由公司負責人或正式授權人代為簽署。

3. 代表委任表格須於大會指定舉行時間四十八小時前送回本公司註冊辦事處,方為有效。

4. 根據第3項膺選連任的退任董事包括吳崇安先生、羅仲炳先生、張定球先生及陳志聰先生。

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

RECEIVED


GOLD
PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the directors of the Company are: Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	10-Jul-2007 18:48:37
Announcement No.	00144

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 10-07-2007
2. Name of Substantial Shareholder * — Belvedire Pty Ltd ("Belvedire")
3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]
2. Name of Registered Holder
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 06-07-2007

2. The change in the percentage level: From 12.26 % To 9.66 %

3. Circumstance(s) giving rise to the interest or change in interest: Sales in Open Market at Own Discretion

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of open market disposal of 15,000,000 shares on 6 July 2007 at an average price of S$0.565 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	70,681,443	0
As a percentage of issued share capital	12.26 %	0 %
No. of shares held after the change	55,681,443	0
As a percentage of issued share capital	9.66 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the directors of the Company are: Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.



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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	10-Jul-2007 18:52:52
Announcement No.	00146

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	10-07-2007
2.	Name of Substantial Shareholder *	Schneider Electric Australia Holdings Pty Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	06-07-2007
2.	The change in the percentage level	From 12.26 % To 9.66 %
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change is the result of a single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	70,681,443	0
As a percentage of issued share capital	12.26 %	0 %
No. of shares held after the change	55,681,443	0
As a percentage of issued share capital	9.66 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Close Window

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)


GOLD
PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the directors of the Company are: Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Print this page

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	10-Jul-2007 18:46:03
Announcement No.	00142

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	10-07-2007
2.	Name of Substantial Shareholder *	Belvedire Pty Ltd ("Belvedire")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	28-09-2006
2.	Name of Registered Holder	UOB Kay Hian Pte Ltd as depository agent for Belvedire
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to a Memorandum of Charge dated 22 December 2003 entered into between Belvedire and Schneider Electric Australia Holdings Pty Ltd ("SEAH"), Belvedire agreed, amongst other things, to a statutory assignment of all its 22,325,156 shares in CIH Limited (the "CIHL Shares") in favour of SEAH. Pursuant to a scheme of arrangement for the privatisation of CIH Limited under Section 210 of the Companies Act, Cap 50 of Singapore (the "Scheme") which came into effect on 28 September 2006, SEAH was allotted 70,681,443 shares in GP Industries Limited (the "GPIL Shares") in exchange for the CIHL Shares. Following the allotment, SEAH transferred the GPIL Shares to Belvedire and Belvedire statutorily assigned the GPIL shares to SEAH, in order that SEAH may hold a similar security interest over the GPIL Shares as it had over the CIHL Shares previously.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	70,681,443
As a percentage of issued share capital	

	12.26 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	70,681,443
As a percentage of issued share capital	12.26 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	70,681,443	0
As a percentage of issued share capital	12.26 %	0 %

Footnotes

Part II, item 4
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:

Under the Scheme, approximately 3.166 shares of GPIL were allotted in exchange for each share in CIH Limited; fractions of a share in GPIL were disregarded.

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金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)


GOLD
PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the directors of the Company are: Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.





GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of GP Industries Limited (the "Company") will be held at Taurus, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594, on Monday, 30 July 2007 at 11:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and the Audited Accounts of the Company for the financial year ended 31 March 2007 together with the Auditors' Report thereon.

   (Resolution 1)

2. To declare a final tax-exempt (1-tier) dividend of 1.0 Singapore cent per ordinary share and a special tax-exempt (1-tier) dividend of 1.0 Singapore cent per ordinary share for the financial year ended 31 March 2007 (2006: final tax-exempt (1-tier) dividend of 1.3 Singapore cents per ordinary share). **(Resolution 2)**

3. To re-elect the following Directors retiring pursuant to Article 95(2) of the Company's Articles of Association:

   Mr Andrew Chuang Siu Leung **(Resolution 3)**
   Mr Lim Hock Beng **(Resolution 4)**

   Mr Lim Hock Beng will, upon re-election as a Director of the Company, remain as Chairman of the Nominating Committee and a member of the Audit Committee and the Remuneration Committee and will be considered independent.

4. To re-appoint Mr Phua Bah Lee, a Director retiring under Section 153(6) of the Companies Act, Cap. 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting. [See Explanatory Note (i)]

   Mr Phua Bah Lee will, upon re-appointment as a Director of the Company, remain as Chairman of the Remuneration Committee and a member of the Audit Committee and the Nominating Committee and will be considered independent.

   (Resolution 5)

5. To approve the payment of Directors' fees of S$140,000 for the financial year ended 31 March 2007 (2006: S$140,000).

   (Resolution 6)

6. To re-appoint Deloitte & Touche as the Company's Auditors and to authorise the Directors to fix their remuneration.

   (Resolution 7)

7. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

8. **Authority to allot and issue shares up to 50 per centum (50%) of issued shares in the capital of the Company**

   That pursuant to Section 161 of the Companies Act, Cap. 50 and Rule 806 of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors be empowered to allot and issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued pursuant to this Resolution shall not exceed fifty per centum (50%) of the issued shares in the capital of the Company at the time of the passing of this resolution, of which the aggregate number of shares to be issued other than on a pro rata basis to all shareholders of the Company shall not exceed twenty per centum (20%) of the issued shares in the capital of the Company and that such authority shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the Company's next Annual General Meeting or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. [See Explanatory Note (ii)]

   (Resolution 8)

9. **Authority to allot and issue shares under the GP Industries Limited Share Option Scheme 1999**

   That pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be authorised and empowered to offer and grant options under the GP Industries Limited Share Option Scheme 1999 (the "1999 Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options granted by the Company under the Scheme, whether granted during the subsistence of this authority or otherwise, provided always that the aggregate number of additional ordinary shares to be allotted and issued pursuant to the Scheme shall not exceed fifteen per centum (15%) of the issued shares in the capital of the Company from time to time and that such authority shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. [See Explanatory Note (iii)]

   (Resolution 9)

10. **Authority to allot and issue shares under the GP Industries Limited Scrip Dividend Scheme**

    That pursuant to Section 161 of the Companies Act, Cap. 50, and Rule 806 of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors be authorised and empowered to allot and issue such number of shares in the Company as may be required to be allotted and issued pursuant to the GP Industries Limited Scrip Dividend Scheme from time to time in accordance to the "Terms and Conditions of the Scrip Dividend Scheme" set out in pages 57 to 62 of the Circular to Shareholders dated 28 October 1999 and that such authority shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.
    [See Explanatory Note (iv)]

    (Resolution 10)

11. **Renewal of Share Purchase Mandate**

That for the purposes of Sections 76C and 76E of the Companies Act, Cap. 50, the Directors of the Company be and are hereby authorised to make purchases or otherwise acquire issued shares in the capital of the Company from time to time (whether by way of market purchases or off-market purchases on an equal access scheme) of up to ten per centum (10%) of the issued shares in the capital of the Company (as ascertained as at the date of Annual General Meeting of the Company) at the price of up to but not exceeding the Maximum Price as defined in paragraph 2.1 of Appendix 1 to the Company's Circular to Shareholders dated 13 July 2007 (the "Circular"), in accordance with the "Terms of the Share Purchase Mandate" set out in the Circular, and this mandate shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier. [See Explanatory Note (v)]

(Resolution 11)

12. **Renewal of General Mandate for Interested Person Transactions**

That for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited:

(a) approval be given for the renewal of the mandate for the Company, its subsidiaries and associated companies or any of them to enter into any of the transactions falling within the categories of Interested Person Transactions set out in paragraph 4.2 of Appendix 2 to the Company's Circular to Shareholders dated 13 July 2007 (the "Circular"), with any party who is of the class or classes of Interested Persons described in paragraph 4.1 of Appendix 2 to the Circular, provided that such transactions are made on normal commercial terms, are not prejudicial to the interests of the Company and its minority shareholders, and in accordance with the review procedures for Interested Person Transactions as set out in paragraph 4.3 of Appendix 2 to the Circular (the "General Mandate");

(b) the General Mandate shall, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier; and

(c) authority be given to the Directors to complete and do all such acts and things (including executing all such documents as may be required) as they may consider necessary, desirable or expedient to give effect to the General Mandate as they may think fit. [See Explanatory Note (vi)]

(Resolution 12)

By Order of the Board

Tan San-Ju
Yeo Poh Noi, Caroline
Secretaries
Singapore, 13 July 2007

Explanatory Notes:

(i) The effect of the Ordinary Resolution 5 proposed in item 4 above, is to re-appoint a Director who is over 70 years of age.

(ii) The Ordinary Resolution 8 proposed in item 8 above, if passed, will empower the Directors from the date of this Meeting until the date of the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when such authority is varied or revoked by the Company in a general meeting, whichever is the earlier, to allot and issue shares in the Company. The number of shares that the Directors may issue under this resolution would not exceed fifty per centum (50%) of the issued shares in the capital of the Company at the time of the passing of this resolution. For issue of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per centum (20%) of the issued shares in the capital of the Company.

The percentage of issued shares is based on the issued shares in the capital of the Company after adjusting for new shares arising from the exercise of employee share options or the vesting of share awards outstanding or subsisting at the time this proposed Ordinary Resolution is passed and any subsequent consolidation or subdivision of shares.

(iii) The Ordinary Resolution 9 proposed in item 9 above, if passed, will empower the Directors of the Company, from the date of this Meeting until the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when such authority is varied or revoked by the Company in a general meeting, whichever is the earlier, to allot and issue shares in the Company pursuant to the exercise of options granted or to be granted under the 1999 Scheme up to a number not exceeding in total (for the entire duration of the 1999 Scheme) fifteen per centum (15%) of the issued shares in the capital of the Company from time to time.

(iv) The Ordinary Resolution 10 proposed in item 10 above, if passed, will empower the Directors of the Company, from the date of this Meeting until the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when such authority is varied or revoked by the Company in a general meeting, whichever is the earlier, to allot and issue shares in the Company from time to time pursuant to the Company's Scrip Dividend Scheme.

(v) The Ordinary Resolution 11 proposed in item 11 above, if passed, will empower the Directors from the date of this Meeting until the next Annual General Meeting to repurchase ordinary shares of the Company by way of market purchases or off-market purchases of up to ten per centum (10%) of the issued shares in the capital of the Company at the Maximum Price as defined in Appendix 1 to the Circular. The rationale for, the authority and limitation on, the sources of funds to be used for the purchase or acquisition including the amount of financing and the financial effects of the purchase or acquisition of ordinary shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group and the Company for the financial year ended 31 March 2007 are set out in greater detail in Appendix 1 to the Circular.

(vi) The Ordinary Resolution 12 proposed in item 12 above, if passed, will authorise the Interested Person Transactions as described in Appendix 2 to the Circular and recurring in the year and will empower the Directors to do all acts necessary to give effect to the General Mandate. This authority will, unless previously revoked or varied by the Company in a general meeting, expire at the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting is required by law to be held, whichever is the earlier.

Notes:

1. A Member entitled to attend and vote at the Annual General Meeting (the "Meeting") is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.

2. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192 not less than forty-eight (48) hours before the time appointed for holding the Meeting.


Member
Gold Peak Group

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)


GOLD
PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the directors of the Company are: Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	13-Jul-2007 17:38:23
Announcement No.	00072

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : DIVIDENDS AND CLOSURE OF BOOKS

Description

DIVIDENDS

Further to the announcement made on 30 May 2007, the Board of Directors of GP Industries Limited (the "Company") wishes to announce that the Company's final tax-exempt (1-tier) dividend of 1.0 Singapore cent per ordinary share and special tax-exempt (1-tier) dividend of 1.0 Singapore cent per ordinary share for the financial year ended 31 March 2007 will be paid on 24 August 2007 if approved at the Annual General Meeting to be held on 30 July 2007.

CLOSURE OF BOOKS

Notice is hereby given that the transfer books and register of members of the Company will be closed on 10 August 2007 for the preparation of dividend warrants. Registrable transfers received by the Company's Registrar, LIM ASSOCIATES (PTE) LTD of 3 Church Street #08-01 Samsung Hub, Singapore 049483 by 5.00 p.m. on 8 August 2007 will be registered before entitlements to the dividend are determined.

By Order Of the Board
Tan San-Ju
Company Secretary
13 July 2007

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金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the directors of the Company are: Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	30-Jul-2007 17:25:02
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

Announcement Title * ANNUAL GENERAL MEETING

Description

The Board of Directors of GP Industries Limited ("the Company") is pleased to announce that:

(1) at the Annual General Meeting ("AGM") of the Company held on 30 July 2007, all resolutions relating to matters as set out in the Notice of AGM were duly passed.

(2) Mr Lim Hock Beng who was re-elected as a Director at the AGM, will remain as Chairman of the Nominating Committee and a member of the Audit Committee and the Remuneration Committee and is considered independent.

(3) Mr Phua Bah Lee, who was re-appointed as a Director at the AGM, will remain as Chairman of the Remuneration Committee and a member of the Audit Committee and the Nominating Committee and is considered independent.

By Order Of The Board
Tan San-Ju
Company Secretary
30 July 2007

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RECEIVED
2007 AUG -7 A 2:25



金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at The Ritz-Carlton, Hong Kong, Chater Room I & II, Function Room Level (B1), 3 Connaught Road, Central, Hong Kong at 3:30 p.m. on Friday, September 7, 2007 for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and the Auditors for the year ended March 31, 2007.

2. To approve the payment of a final dividend for the year ended March 31, 2007.

3. To re-elect Directors and to authorise the Directors to fix Directors' fees.

4. To re-appoint Auditors for the ensuing year and to authorise the Directors to fix their remuneration.

As special business to consider and, if thought fit, pass with or without amendments, the following resolutions which will be proposed as Ordinary Resolutions:

5. "**THAT**:

   (i) subject to paragraph (ii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue and allot additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

   (ii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors pursuant to the approval in paragraph (i) of this Resolution, otherwise than pursuant to (a) a Rights Issue (as defined below), (b) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (c) the exercise of any options granted under any option scheme or similar arrangement adopted from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (d) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to overseas shareholders or fractional entitlements and further subject to any restrictions or obligations under the law of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(i) subject to paragraph (iii) of this Resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) of this Resolution shall authorise the Directors to purchase shares in the capital of the Company at such price and terms as the Directors may at their absolute discretion determine;

(iii) the aggregate nominal amount of share capital to be repurchased or agreed conditionally or unconditionally to be repurchased by the Directors pursuant to the approval in paragraph (i) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the authority pursuant to paragraph (i) shall be limited accordingly; and

(iv) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(c) the date upon which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;"

7. "**THAT** conditional upon the passing of the Ordinary Resolutions 5 and 6 above, the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with the said Ordinary Resolution 6 above, shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the exercise of the general mandate approved in Ordinary Resolution 5 above."

8. "**THAT**, conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the approval for the new share option scheme of the Company referred to in the circular despatched to the shareholders on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the meeting and for the purpose of identification signed by the Chairman hereof (the "New Share Option Scheme") and subject to such amendments to the New Share Option Scheme as the Stock Exchange may request, the New Share Option Scheme be approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the New Share Option Scheme, notwithstanding that they or any of them may be interested in the same."

9. "**THAT**, subject to and conditional upon the passing of Ordinary Resolution 8 above and the condition referred to therein being satisfied or fulfilled, the operation of the existing share option scheme of the Company adopted on September 12, 2002 be hereby terminated with effect from the adoption of the New Share Option Scheme (such that no further options could thereafter be offered under the existing share option scheme of the Company but in all other respects the provisions of the existing share option scheme of the Company shall remain in full force and effect)."

By Order of the Board
WONG Man Kit
Company Secretary

July 26, 2007

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

Notes:

1. Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend, and on a poll, to vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. If the appointor is a corporation, the form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

3. To be valid, forms of proxy must be deposited at the registered office of the Company above stated not later than 48 hours before the time appointed for the holding of the meeting.

4. The retiring Directors standing for re-election under item 3 are Messrs. Andrew NG Sung On, Kevin LO Chung Ping, Vincent CHEUNG Ting Kau and Frank CHAN Chi Chung.

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

www.goldpeak.com


caringcompany

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2007 AUG -7 A 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE



1 August 2007

Securities & Exchange Commission.
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Notice of a change in percentage level of a substantial shareholder's interest of GP Industries Limited	10 July 2007
Overseas Regulatory Announcement – Notice of a change in percentage level of a substantial shareholder's interest of GP Industries Limited	10 July 2007
Overseas Regulatory Announcement – Notice of a substantial shareholder's interest of GP Industries Limited	10 July 2007
Overseas Regulatory Announcement – Notice of Annual General Meeting of GP Industries Limited	13 July 2007
Overseas Regulatory Announcement – Dividends and closure of books of GP Industries Limited	13 July 2007
Announcement – Notice of Annual General Meeting of the Company	26 July 2007
Circular – Proposals involving general mandates to repurchase shares and to issue shares, re-election of directors, adoption of the new share option scheme and termination of the existing share option scheme and notice of annual general meeting of the Company	26 July 2007

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Results of Annual General Meeting of GP Industries Limited	30 July 2007
2006/2007 Annual Report of the Company and 2006/07 Annual Report of GP Industries Limited	July 2007

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

END